As filed with the Securities and Exchange Commission on February 24, 2004

Registration No. 333-107722

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO

Form S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Crum & Forster Holdings Corp.
(Exact name of registrant as specified in its charter)

Delaware	**6331**	**04-3611900**
(State or Other Jurisdiction of Incorporation or Organization)	*(Primary Standard Industrial Classification Code Number, if applicable)*	*(I.R.S. Employer Identification No., if applicable)*

---

305 Madison Avenue
Morristown, NJ 07962
(973) 490-6600
(Address and telephone number of Registrant's principal executive offices)

Mary Jane Robertson
Senior Executive Vice President, Chief Financial Officer and Treasurer
CRUM & FORSTER HOLDINGS CORP.
305 Madison Avenue
Morristown, NJ 07962
(973) 490-6600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher J. Cummings, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____________

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO NOTEHOLDERS

The information in this prospectus is not complete and may be changed. We may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these notes and it is not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 24, 2004

Crum&Forster

Crum & Forster Holdings Corp.

Offer to exchange all outstanding 10⅜% Senior Notes due 2013 issued on June 5, 2003 for up to $300,000,000 Aggregate Principal Amount of Registered 10⅜% Senior Notes due 2013

The Old Notes:

$300,000,000 aggregate principal amount of 10⅜% Senior Notes due 2013 were originally issued and sold by Crum & Forster Funding Corp. on June 5, 2003 in a transaction that was exempt from registration under the Securities Act of 1933, as amended, and resold to qualified institutional buyers in compliance with Rule 144A. The notes were assumed by us on June 30, 2003.

The New Notes:

The terms of the new notes are identical to the terms of the old notes except that the new notes are registered under the Securities Act of 1933, will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the old notes and will not entitle their holders to registration rights.

See ''Risk factors'' beginning on page 10 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Exchange Offer:

Our offer to exchange old notes for new notes will be open until 5:00 p.m., New York City time, on , 2004, unless we extend the offer.

New notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See ''Exchange offer—Conditions.''

No public market currently exists for the notes.

This prospectus, as it may be amended or supplemented from time to time, may be used by broker-dealers in connection with resales of new notes received in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making or other trading activities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2004.

Table of contents

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable laws.

You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes and must obtain any consent, approval or permission required by you for the purchase, offer or sale by you of the new notes under the laws and regulations in force in any jurisdiction to which you are subject or in which you make any purchases, offers or sales, and we will not have any responsibility for your failure to do so.

Prospectus summary

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding, we encourage you to read this entire prospectus and the documents to which this prospectus refers. In this prospectus, ''Crum & Forster,'' ''Company,'' ''we,'' ''us'' and ''our'' refer to Crum & Forster Holdings Corp. and its subsidiaries. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Unless otherwise indicated, financial information included in this prospectus is presented on a historical basis.

Crum & Forster Holdings Corp.

Overview

We are a national commercial property and casualty insurance company with a focused underwriting strategy, targeting specialty classes of business and overlooked market opportunities. We distinguish ourselves by applying individual risk selection to business that requires greater underwriting expertise. Our objective is to expand opportunistically into classes of business or market segments that are consistent with our underwriting expertise and have the potential to generate an underwriting profit. We write a broad range of commercial coverages, including property, workers' compensation, general liability, commercial automobile and surety. We operate through our home office and a regional branch network, allowing us to centrally control our underwriting process, respond to local market conditions and build close relationships with our producers and insureds.

We conduct our business through eight wholly-owned operating subsidiaries as illustrated on the following page. Our sole stockholder is Fairfax Inc., a Wyoming corporation that is wholly owned by Fairfax Financial Holdings Limited, a financial services holding company incorporated under the federal laws of Canada. Fairfax Financial Holdings Limited's subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol ''FFH.''

Corporate Structure

Crum & Forster Holdings Corp. was established as a Delaware corporation on March 6, 2002 for the sole purpose of holding the capital stock of Crum & Forster Holding Inc. Each of our significant subsidiaries is depicted below.



Fairfax Financial Holdings Limited (*Fairfax*) (Canada)
Fairfax Inc. (Wyoming)
Crum & Forster Holdings Corp. (*Crum & Forster*) (Delaware)
Crum & Forster Holding Inc. (*Crum & Forster Holding*) (Delaware)
United States Fire Insurance Company (*US Fire*) (Delaware)
The North River Insurance Company (*North River*) (New Jersey)
Crum and Forster Insurance Company (*CF Insurance*) (New Jersey)
Crum & Forster Indemnity Company (*CF Indemnity*) (Delaware)
Crum & Forster Underwriters Co. of Ohio (*CF Underwriters*) (Ohio)
Crum & Forster Specialty Insurance Company (Specialty) (Arizona)
Seneca Insurance Company, Inc. (*Seneca*) (New York)
Seneca Specialty Insurance Company (*Seneca Specialty*) (Arizona)

Our principal executive offices are located at 305 Madison Avenue, Morristown, NJ 07962 and our telephone number at that address is (973) 490-6600. Our web site is located at http://www.cfins.com. The information on our web site is not part of this prospectus.

Summary of terms of the exchange offer

On June 5, 2003, Crum & Forster Funding Corp. issued $300,000,000 principal amount of 10⅜% Senior Notes due 2013. Crum & Forster Funding Corp. is a Delaware corporation formed by Policy, Inc., an unaffiliated third party, as a special purpose entity solely for the purpose of issuing the 10⅜% Senior Notes due 2013. On June 30, 2003, we assumed all of Crum & Forster Funding Corp.'s outstanding obligations under such notes and the indenture governing these notes. In this prospectus, we refer to (1) the notes sold in that original offering as the old notes, (2) the notes offered in this prospectus in exchange for the old notes as the new notes and (3) the old notes and the new notes together as the notes.

Exchange offer . . . .　You may exchange old notes for new notes.

Resale of new notes . . .　We believe you may offer the new notes for resale, resell and otherwise transfer them without compliance with the registration or prospectus delivery provisions of the Securities Act if:

　　　　　　　　　• you are acquiring the new notes in the ordinary course of your business;

　　　　　　　　　• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the new notes issued to you; and

　　　　　　　　　• you are not an affiliate, under Rule 405 of the Securities Act, of ours.

　　　　　　　　　You should read the discussion under the heading ''Exchange offer'' for further information regarding the exchange offer and resale of the new notes.

Registration rights agreement . . . .　We have undertaken this exchange offer pursuant to the terms of a registration rights agreement entered into with the initial purchasers of the old notes. See ''Exchange offer.''

Consequence of failure to exchange old notes . . . .　You will continue to hold old notes that remain subject to their existing transfer restrictions if:

　　　　　　　　　• you do not tender your old notes; or

　　　　　　　　　• you tender your old notes and they are not accepted for exchange.

　　　　　　　　　Subject to certain limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See ''Exchange offer—Terms of the exchange offer'' and ''—Consequences of failure to exchange.''

Expiration date . . . . The ''expiration date'' for the exchange offer is 5:00 p.m., New York City time, on   , 2004, unless we extend it, in which case ''expiration date'' means the latest date and time to which the exchange offer is extended.

Interest on the new notes . . . . The new notes will accrue interest at a rate of $10\frac{3}{8}\%$ per annum from the last interest payment date on which interest has been paid on the old notes. No additional interest will be paid on old notes tendered and accepted for exchange.

Condition to the exchange offer . . . . The exchange offer is subject to certain customary conditions, which we may waive. See ''Exchange offer—Conditions.''

Procedures for tendering old notes . . . If you wish to accept the exchange offer, you must submit required documentation and effect a tender of old notes pursuant to the procedures for book-entry transfer (or other applicable procedures) all in accordance with the instructions described in this prospectus and in the relevant letter of transmittal. See ''Exchange offer— Procedures for tendering,'' ''—Book-entry transfer,'' ''—Exchanging book-entry notes'' and ''—Guaranteed delivery procedures.''

Guaranteed delivery procedures . . . . If you wish to tender your old notes, but cannot properly do so prior to the expiration date, you may tender your old notes according to the guaranteed delivery procedures described in ''Exchange Offer— Guaranteed delivery procedures''.

Withdrawal rights . . . . . Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in the letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of old notes and delivery of new notes . . . . Subject to certain conditions, any and all old notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. The new notes issued pursuant to the exchange offer will be delivered as soon as practicable following the expiration date. See ''Exchange Offer—Terms of the exchange offer.''

U.S. federal income tax considerations . . . . . We believe that the exchange of the old notes for new notes should not constitute a taxable exchange for U.S. federal income tax purposes. See ''U.S. federal income tax considerations.''

Use of proceeds . . . . We will not receive any proceeds from the exchange offer.

Exchange agent . . . . The Bank of New York is serving as the exchange agent.

Summary of terms of the new notes . . . . . . The terms of the new notes are identical to the terms of the old notes except that the new notes:

- are registered under the Securities Act, and therefore will not contain restrictions on transfer;

- will not contain provisions relating to additional interest;

- will bear a different CUSIP number from the old notes; and

- will not entitle their holders to registration rights.

Registrant . . . . Crum & Forster Holdings Corp.

Securities offered . . . . . . $300,000,000 aggregate principal amount of 10⅜% Senior Notes due 2013.

Maturity date . . . . June 15, 2013.

Interest rate . . . . 10⅜% per year.

Interest payment Dates . . . . June 15 and December 15 of each year, beginning on December 15, 2003.

Interest escrow account . . . . On June 30, 2003, Crum & Forster deposited approximately $63.1 million into an interest escrow account, which is sufficient to fund the first four interest payments on the notes, not including additional interest, which we are required to pay pursuant to the registration rights agreement that we entered into in connection with the issuance of the old notes. In addition, we are required under certain circumstances to maintain amounts in the interest escrow account sufficient to fund two interest payments on the notes. The first interest payment on the notes in the amount of $16.4 million was made on December 15, 2003, which reduced the amount in the interest escrow account by $16.4 million. See ''Description of the notes—Escrow of proceeds—Interest escrow account.''

Ranking . . . . The notes are our senior obligations and rank equally with all of our senior indebtedness, and are senior to all of our subordinated indebtedness. The notes effectively rank behind all indebtedness and other liabilities of our subsidiaries, including claims under insurance policies written by our subsidiaries. We will rely on dividends from our insurance subsidiaries to make payments on the notes. In 2004, US Fire is permitted to pay dividends to Crum & Forster Holding of $80.0 million without prior regulatory approval. US Fire's future dividend capacity will depend, among other things, on its ability to generate earned surplus, which was $145.6 million at December 31, 2003. North River currently does not have, and we expect will not have until 2005 at the earliest, the ability under New Jersey state law to pay dividends. See ''Risk factors—Risks relating to the notes.''

Guarantees . . . . The notes are not guaranteed by any of Crum & Forster's subsidiaries.

Optional redemption . . We may redeem some or all of the notes at any time on or after June 15, 2008. We may also redeem up to 35% of the aggregate principal amount of the notes using the proceeds of one or more equity offerings at any time prior to June 15, 2006. The redemption prices are described under ''Description of the notes—Redemption—Optional redemption.''

Change of control . . . . . If we experience specific kinds of changes of control, we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date. See ''Description of the notes—Change of Control.''

Certain covenants . . . . . The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things:

- incur additional debt and issue preferred stock;

- make certain distributions, investments and other restricted payments;

- create certain liens;

- enter into transactions with affiliates;

- merge, consolidate or sell substantially all of our assets;

- issue or sell preferred stock of subsidiaries;

- issue or sell common stock of insurance subsidiaries;

- enter into a business other than insurance; and

- sell assets.

	These covenants are subject to important exceptions and qualifications described under the heading ''Description of the notes.''
Covenant suspension . .	At any time when the notes are rated investment grade by both Moody's and S&P and no default or event of default has occurred and is continuing under the indenture, we and our subsidiaries will not be subject to many of the foregoing covenants. See ''Description of the notes—Suspension of covenants.''
Risk factors	See ''Risk factors'' for a discussion of certain factors that you should carefully consider before investing in the notes.
Original issue discount	For U.S. federal income tax purposes ownership of the new notes will be considered a continuation of ownership of the old notes. The notes were issued at an original issue discount (OID) for U.S. federal income tax purposes. In each tax year during which a note is held, a U.S. holder (regardless of its regular method of tax accounting) must generally include the OID in gross income over the term of the notes as it accrues on a constant yield basis. See ''U.S. federal income tax considerations—U.S. holders—Original issue discount.''

Summary financial data

The table shown below presents our summary financial data for the three years ended December 31, 2003. The financial information was prepared in accordance with accounting principles generally accepted in the United States (GAAP). The GAAP statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the GAAP balance sheet data as of December 31, 2002 and 2003 were derived from Crum & Forster Holdings Corp.'s consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The consolidated balance sheets at December 31, 2002 and 2003 and the related consolidated statements of operations, of stockholder's equity, of comprehensive income and of cash flows for each of the three years in the period ended December 31, 2003 and accompanying notes appear in this prospectus beginning at page F-1. The combined statutory data has been derived from annual statutory financial statements filed with the domiciliary states of our insurance operating subsidiaries and prepared in accordance with statutory accounting principles, which differ from GAAP.

The summary financial data presented below should be read in conjunction with ''Management's discussion and analysis of financial condition and results of operations'' and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

(dollars in thousands)	Years Ended December 31,		
	2001	2002	2003
GAAP STATEMENT OF OPERATIONS DATA:			
Gross premiums written	$777,536	$898,368	$1,104,211
Net premiums written	$541,473	$669,473	$ 890,823
Net premiums earned	$500,175	$609,512	$ 768,872
Net investment income	119,171	113,840	69,604
Net realized investment gains (losses), including $40,725 of gains in 2003 from the sale of Hub International Limited securities to an affiliate	(5,358)	41,485	270,869
Other income, net	4,321	16,150	-
Total revenues	618,309	780,987	1,109,345
Losses and loss adjustment expenses	599,181	463,458	657,287
Policy acquisition costs	67,327	76,329	98,683
Other underwriting expenses	119,358	118,153	126,578
Dividends to policyholders	2,493	(3,000)	(4,953)
Interest expense	-	-	18,677
Other expense, net	-	-	5,870
Total losses and expenses	788,359	654,940	902,142
Income (loss) before income taxes	(170,050)	126,047	207,203
Income tax expense (benefit)	(63,541)	43,136	71,458
Income (loss) before cumulative effect of a change in accounting principle	(106,509)	82,911	135,745
Cumulative effect of a change in accounting principle	-	64,809[1]	-
Net income (loss)	$(106,509)	$147,720	$ 135,745

(dollars in thousands)	At December 31,	
	2002	2003
GAAP BALANCE SHEET DATA:		
Total investments (including cash and cash equivalents)	$2,422,590	$3,168,389
Total assets	5,138,787	5,587,398
Unpaid losses and loss adjustment expenses	3,225,921	3,173,732
Long term debt	-	291,257[2]
Stockholder's equity	979,164	906,115

(dollars in thousands)	Years Ended December 31,		
	2001	**2002**	**2003**
SELECTED FINANCIAL RATIOS BASED ON GAAP DATA:			
Loss and loss adjustment expense ratio	119.8%	76.0%	85.5%
Underwriting expense ratio	37.3	31.9	29.3
Policyholder dividend ratio	0.5	(0.5)	(0.7)
Combined ratio	157.6%	107.4%	114.1%
Ratio of earnings to fixed charges[3]	[4]	6.6	6.2
SELECTED COMBINED STATUTORY DATA:			
Loss and loss adjustment expense ratio	142.1%	77.3%	84.5%
Underwriting expense ratio	36.9	31.2	27.3
Policyholder dividend ratio	1.0	0.3	0.0
Combined ratio	180.0%	108.8%	111.8%
Policyholders' surplus	$708,388	$856,393	$1,107,435
Ratio of net premiums written to surplus	0.77x	0.78x	0.80x

[1] Represents unamortized negative goodwill resulting from our acquisition by Fairfax in 1998.

[2] Aggregate principal amount of $300.0 million of our 10⅜% Senior Notes due 2013, less unamortized original issue discount of $8.7 million. Does not give effect to borrowings available under the Fairfax note. See ''Certain relationships and related transactions—Borrowing from Fairfax.''

[3] For purposes of determining the ratio of earnings to fixed charges, earnings includes income before income taxes adjusted for undistributed income (loss) from equity investments, fixed charges and distributed income of equity investees. Fixed charges consist of interest expense, amortization of capitalized expenses related to indebtedness and an estimate of implicit interest included in rent expense.

[4] Due to our loss in the year ended December 31, 2001, the ratio coverage was less than 1:1. Additional earnings of $170.1 million would have achieved a coverage ratio of 1:1.

Risk factors

In deciding whether to exchange the old notes for new notes, you should carefully consider the risks described below, which could cause our operating results and financial condition to be materially adversely affected, as well as other information and data included in this prospectus. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of certain material factors.

Risks relating to our business

If there are any negative changes in the financial strength ratings of our operating subsidiaries, especially from A.M. Best, it will be very difficult for us to write quality new or renewal business, secure adequate reinsurance on acceptable terms and retain our key management and employees.

Third party rating agencies periodically assess and rate the claims-paying ability of insurers based upon criteria established by the rating agencies. Our operating subsidiaries (other than Seneca) are part of an insurance group that has an ''A–'' rating (the fourth highest of fifteen ratings) with a negative outlook from A.M. Best Company, Inc. (A.M. Best), a rating agency and publisher for the insurance industry, and a ''BBB'' financial strength rating (the fourth highest of nine ratings categories) from Standard & Poor's Insurance Rating Services, also a rating agency for the insurance industry. Seneca has an ''A–'' rating, with a negative outlook, from A.M. Best. Financial strength ratings are used by insurance consumers and insurance intermediaries as an important means of assessing the financial strength and quality of insurers, and we currently have the lowest rating necessary to compete in our targeted markets. We may not maintain our financial strength ratings from the rating agencies. A downgrade or withdrawal of any rating could severely limit or prevent us from writing any new insurance policies. A.M. Best has advised us that although it is encouraged by the improved underlying trends exhibited in our recent underwriting performance, the rating outlook is negative, and contingent upon management's ability to ultimately achieve our near-term calendar year combined ratio targets and improved financial flexibility of our ultimate parent, Fairfax. According to A.M. Best, a negative outlook indicates that A.M. Best believes that the rated insurer is experiencing unfavorable financial and/or market trends, relative to its rating level and, if such trends continue, it has a good possibility of having its rating lowered. Our ratings by these rating agencies are based on a variety of factors, many of which are outside of our control, including the financial condition of Fairfax and its other subsidiaries and affiliates, the financial condition or actions of parties from which we have obtained reinsurance and factors relating to the sectors in which we or they conduct business and the statutory surplus of our insurance subsidiaries, which is adversely affected by underwriting losses and dividends paid by them to us.

The claims-paying ability ratings assigned by rating agencies to insurance companies represent independent opinions of an insurer's financial strength and its ability to meet ongoing obligations to policyholders, and are not directed toward the protection of investors. Ratings by rating agencies of insurance companies are not ratings of securities or recommendations to buy, hold or sell any security and are not applicable to the notes described in this prospectus.

We may incur a reduction in our net income if our reserves are insufficient.

We maintain reserves to cover our estimated ultimate liability for losses and loss adjustment expenses (LAE) with respect to reported and unreported claims incurred as of the end of each period. Our gross loss and LAE reserves were $3.4 billion, $3.2 billion and $3.2 billion at December 31, 2001, 2002 and 2003, respectively. These reserves do not represent an exact measurement of liability, but are our estimates based upon various factors, including: (i) actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known, (ii) estimates of future trends in claims severity and frequency, (iii) assessment of asserted theories of liability and (iv) analysis of other factors, such as variables in claims handling procedures, economic factors and judicial and legislative trends and actions. Most or all of these factors are not directly or precisely quantifiable, particularly on a prospective basis. For example, insurers have been held liable for large awards of punitive damages. In many cases, estimates are made more difficult by significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims.

During the years ended December 31, 2001, 2002 and 2003, we increased our reserves for prior years' losses and LAE by $183.1 million, $21.3 million and $123.0 million, respectively. The historical patterns upon which we typically would rely to develop reserves are not consistent with our current lines of business, net retention levels, premium sizes, risk profiles of insureds and other operational changes. Our organizational and process improvements over the past four years have led to claims settlement philosophy changes that have altered our historical paid and incurred claims patterns. During the same time period, soft market conditions in the immediate prior accident years caused deteriorating trends in our underwriting results. The combination of these factors over the past four years has made interpretation of the underlying data and data trends and quantification of reserve adequacy extremely difficult. See ''Business—Reserves.'' To the extent reserves prove to be deficient in the future, we will have to increase our reserves by the amount of such deficiency and incur a charge to earnings in the period such reserves are increased. The uncertainties regarding our reserves (including reserves for asbestos, environmental and other latent exposure claims as described below) could result in a liability exceeding the reserves by an amount that would be material to our financial condition or results of operations in a future period, and such liabilities would reduce future net income and cash flows and the ability of our insurance subsidiaries to pay dividends or make other distributions to us.

Even though most insurance policies have policy limits, the nature of property and casualty insurance is such that losses can exceed policy limits for a variety of reasons and could very significantly exceed the premiums received on the underlying policies. We attempt to limit our risk of loss through reinsurance, the availability and cost of which is subject to market conditions, which are beyond our control.

Under GAAP, we are only permitted to establish loss and LAE reserves for losses that have occurred on or before the financial statement date. Case reserves and reserves for incurred but not reported losses (IBNR) reserves contemplate these obligations. No contingency reserve allowances are established to account for future loss occurrences. Losses arising from future events will be estimated and recognized at the time the losses are incurred and could be substantial.

Our reserves for asbestos, environmental and other latent claims may be insufficient.

There are significant additional uncertainties in estimating the amount of reserves required for asbestos, environmental and other latent exposure claims. The possibility that these claims would emerge was often not anticipated at the time the policies were written, and traditional actuarial reserving methodologies have not been generally useful in accurately estimating ultimate losses and LAE for these types of claims. In addition, the loss settlement period of certain of these claims may extend for decades after the expiration of the policy period, and during such time it often becomes necessary to adjust, sometimes to a significant degree, the estimates of liability on a claim either upward or downward. Our gross asbestos reserves were $298.2 million, $370.9 million and $495.2 million at December 31, 2001, 2002 and 2003, respectively; our gross environmental reserves were $217.8 million, $163.2 million and $130.5 million, respectively; and our gross reserves for other latent claims were $50.1 million, $43.5 million and $40.8 million, respectively. Our asbestos reserves, net of reinsurance, were $228.1 million, $264.8 million and $366.4 million, at December 31, 2001, 2002 and 2003, respectively; our environmental reserves, net of reinsurance, were $124.8 million, $105.8 million and $98.8 million, respectively; and our reserves for other latent exposure claims, net of reinsurance, were $27.3 million, $28.3 million and $26.7 million, respectively. Among the uncertainties relating to such reserves are a lack of historical data, long reporting delays and complex, unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Courts have reached different and frequently inconsistent conclusions as to when losses occurred, what claims are covered, under what circumstances the insurer has an obligation to defend, how policy limits are determined and how policy exclusions are applied and interpreted. Plaintiffs often are able to choose from a number of potential venues to bring an action in the court that they expect will be most advantageous to their claims. Because of these uncertainties, our exposure to asbestos, environmental and other latent exposure claims is more difficult to estimate and is subject to a higher degree of variability than is our exposure to non-latent exposure claims. In addition, insurers generally, including us, are generally experiencing an increase in the number of asbestos-related claims due to, among other things, more intensive advertising by lawyers seeking asbestos claimants, an increasing focus by plaintiffs on new and previously peripheral defendants and an increase in the number of insured entities seeking bankruptcy protection as a result of asbestos-related liabilities. In addition to contributing to the increase in claims, the bankruptcy proceedings of insureds may have the effect of significantly accelerating and increasing loss payments by insurers, including us. Recently a court required insurers of a bankrupt company to pay not only claims already made, but also to make payments for all estimated future claims.

Increasingly, policyholders have asserted that their claims for asbestos-related insurance are not subject to aggregate limits on coverage and that each individual bodily injury claim should be treated as a separate occurrence under the policy. We expect this trend to continue. Although it is difficult to predict whether these policyholders will be successful on the issue, to the extent the issue is resolved in their favor, our coverage obligations under the policies at issue could be materially increased and bounded only by the applicable per occurrence limits and the number of asbestos bodily injury claims against the policyholders. Accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

In addition, proceedings recently have been launched directly against insurers challenging insurers' conduct with respect to asbestos claims, including in some cases with respect to previous settlements. We anticipate the filing of other direct actions against insurers, potentially including us, in the future. Particularly in light of jurisdictional issues, it is difficult to predict the outcome of these proceedings, including whether the plaintiffs will be able to sustain these actions against insurers based on novel legal theories of liability.

During 2002 and 2003, the asbestos-related trends described above both accelerated and became more visible. We have continued to see the emergence of the trends noted above, including an increased number of claimants filing asbestos claims against our insureds, an increased value of claims against viable asbestos defendants as co-defendants seek bankruptcy protection, and an increased number of insureds asserting that their asbestos claims are not subject to aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence. During 2003, we increased our asbestos reserves by $149.8 million, net of reinsurance.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may harm our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Recent examples of emerging claims and coverage issues that have affected us include:

- increases in the number and size of claims relating to construction defects, mold, lead and diet drugs, which often present complex coverage and damage valuation questions, making it difficult for us to predict our exposure to losses; and

- changes in interpretation of the named insured provision with respect to the uninsured/underinsured motorist coverage in commercial automobile policies, effectively broadening coverage and increasing our exposure to claims.

The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm our business.

We may be unable to obtain reinsurance coverage at reasonable prices or on terms that adequately protect us.

We use reinsurance to help manage our exposure to insurance risks. Reinsurance is a practice whereby one insurer, called the reinsurer, agrees to indemnify another insurer, called the ceding insurer, for all or part of the potential liability arising from one or more insurance policies issued by the ceding insurer. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies that we purchase from them. Some exclusions are with respect to risks that we cannot exclude in policies we write due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. In addition, reinsurers are imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, we, like other primary insurance companies, are increasingly writing insurance policies which, to some extent, do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses.

Since September 11, 2001, we have experienced significant price increases for reinsurance and have been forced to accept reduced reinsurance coverage. In addition, the scope of coverage in our reinsurance arrangements has been narrowed. For example, we are no longer able to procure unlimited reinsurance coverage for our workers' compensation business; instead, our coverage for an accident year is subject to a maximum reinsured limit. We have considered, and will continue to consider, these changes in prices and terms from the third party reinsurance market in determining how much reinsurance to purchase and whether to obtain reinsurance from our affiliates (from whom we can generally obtain such reinsurance on fairer terms). In response, in part, to such changes, we have reduced the amount of reinsurance coverage we purchase and have increased the amount of reinsurance that we have obtained from our affiliates.

The Terrorism Risk Insurance Act of 2002 (TRIA) became effective on November 26, 2002 and is a three-year federal program effective through 2005. TRIA voided in-force terrorism exclusions as of November 26, 2002 for certified terrorism acts (i.e., those arising from international, not domestic, acts) on all TRIA specified property and casualty business. TRIA requires covered insurers to make coverage available for certified acts of terrorism on all new and renewal policies issued after TRIA was enacted. TRIA allows us to assess a premium charge for terrorism coverage and, if the policyholder declines the coverage or fails to pay the buy-back premium, certified acts of terrorism may then be excluded from the policy, subject, however, to state-specific requirements such as mandatory coverage for fire losses in statutory fire policy states. Subject to a premium-based deductible, and provided we have otherwise complied with all the requirements as specified in TRIA, we are eligible for reimbursement by the federal government for 90% of our covered terrorism related losses arising from a certified terrorist attack in 2004, with such reimbursement ending once the aggregated insured losses for the entire insurance industry exceed $100 billion in a single program year. Once this $100 billion loss threshold has been reached for any program year, any insurer covered under TRIA that has met its deductible will not be responsible for any further loss payments in that program year.

We bear credit risk with respect to our reinsurers, and certain insureds, and if one or more of them fails to pay us, we could experience losses which will adversely affect the ability of our insurance subsidiaries to pay dividends to us.

Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds as the direct insurer. As a result, we bear credit risk with respect to our reinsurers, both with respect to receivables reflected on our balance sheet as well as to contingent liabilities with respect to reinsurance protection on future claims. We cannot assure you that our reinsurers will pay all reinsurance claims on a timely basis or at all. At December 31, 2003, we had reinsurance recoverable on paid and unpaid losses and LAE, net of uncollectible reinsurance reserves, of $1,680.5 million due from approximately 315 reinsurers; however, the preponderance of these recoverables is with relatively few reinsurers. At such date, our ten largest gross reinsurance recoverables aggregated $1,224.2 million. After consideration of collateral we held in respect of these balances, the unsecured amounts due from these reinsurers was $554.1 million. We periodically have contractual disputes with certain reinsurers regarding coverage under reinsurance policies. Historically, this has principally occurred in the interpretation of coverage relating to asbestos and environmental claims. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing case law and include in our reserve for uncollectible reinsurance any amounts deemed uncollectible. If reinsurers are unwilling or unable to pay us amounts due under reinsurance contracts, we will incur unexpected losses and our cash flow will be adversely affected. During 2001, 2002 and 2003, we incurred, or expect that we will incur, reinsurance losses due to reinsurer insolvencies and settlement of disputed balances. For the years ended December 31, 2001, 2002 and 2003, we incurred charges for uncollectible reinsurance of $0.5 million, $0.6 million and $5.3 million, respectively. See ''Business—Reinsurance.''

We write certain retrospectively rated policies (policies in which premiums are adjusted based on the actual loss experience of the insured during the policy period) and large deductible policies (policies where the insured retains a specific amount of any potential loss) in which the insured must reimburse us for certain losses. Accordingly, we bear credit risk on these policies and cannot assure you that our insureds will pay us on a timely basis or at all. In the ordinary course of business, we are sometimes unable to collect all amounts billed to insureds, generally due to disputes on audit and retrospectively rated policies and, in some cases, due to insureds having filed for bankruptcy protection. In addition, if an insured files for bankruptcy, we may be unable to recover on assets such insured may have pledged to us as collateral. We reserve for uncollectible amounts in the period the collection issues become known. The inability to collect amounts due to us reduces our net income and cash flow and the ability of our insurance subsidiaries to pay dividends or make other distributions to us. During 2001, 2002 and 2003, we incurred, or expect that we will incur, credit losses relating to insured insolvencies, disputed premium audits and for insureds experiencing financial difficulties. For the years ended December 31, 2001, 2002 and 2003, we incurred charges for uncollectible premiums and large deductible recoveries of $4.6 million, $9.7 million and $5.6 million, respectively.

Because we are a wholly-owned subsidiary of Fairfax and because we have entered into and may continue to enter into reinsurance arrangements, tax sharing arrangements and investment advisory and similar agreements and make investments in and otherwise engage in transactions with affiliates of Fairfax, we may be adversely affected by the prospects and actions of, as well as the results of operations of, Fairfax and its affiliates.

Fairfax, through its wholly-owned subsidiary Fairfax Inc., owns 100% of our outstanding common stock. Fairfax's subordinate voting shares are listed on both the New York Stock Exchange and the Toronto Stock Exchange under the symbol ''FFH.'' For the year ended December 31, 2003, the highest price of Fairfax's subordinate voting shares on the New York Stock Exchange was $178.50 and the lowest price was $50.50. For the year ended December 31, 2003, the highest price of Fairfax's subordinate voting shares on the Toronto Stock Exchange was Cdn$248.55 and the lowest price was Cdn$57.00. The closing price of the subordinate voting shares on February 23, 2004 on the New York Stock Exchange was $153.25 and the closing price of such shares on February 23, 2004 on the Toronto Stock Exchange was Cdn$205.00. Fairfax's senior debt is rated ''BB'' by S&P and ''Ba3'' negative by Moody's, reflecting, in the case of Moody's, leverage and liquidity concerns of Moody's related to Fairfax's cash position and upcoming debt maturities. Fairfax owns significant subsidiaries and operations that are not part of our company or our business. Although neither Fairfax nor any of its subsidiaries (other than us and our subsidiaries), including insurance or reinsurance companies and service providers, many of which provide financial or other reinsurance or other services to us, will have any responsibility for payment of principal or interest on the notes, a downgrade of any of their debt ratings, or deterioration in the financial markets' view of these entities, could adversely affect the market for the notes and our ability to obtain financing and may have a negative impact on our A.M. Best rating.

Our capital stock and the capital stock of our direct parent Fairfax Inc. have been provided to lenders as collateral for obligations owed to them by Fairfax and its affiliates. A change of control with respect to us (as a result of these collateral arrangements or otherwise) could have an adverse impact upon us, including a reduction in the value of the net operating loss carryforwards included in our deferred tax assets ($20.0 million at December 31, 2003), principally as a result of limitations imposed by United States income tax law on utilization of our net operating loss carryforwards as a result of a change of control. In addition, to the extent that lenders to Fairfax have the benefit of collateral arrangements provided by Fairfax, the exercise of their remedies (which could result in a change of control of Fairfax or increased leverage or cash flow requirements at Fairfax) could have an adverse impact against Fairfax or on the notes.

Control of our corporate actions is within the control of Fairfax, which may have interests that are different from the interests of holders of the notes.

Because of Fairfax's beneficial ownership of us, it is in a position to determine the outcome of corporate actions requiring stockholder approval, including:

- electing members of our board of directors and appointment of members of our audit committee;

- adopting amendments to our charter documents;

- approving a merger or consolidation, liquidation or sale of all, or substantially all, of our assets, subject to state insurance and other regulatory approval;

- transactions that would result in a change of control;

- funding its or its affiliates' requirements or losses by causing us to distribute additional amounts to it, whether by requiring us to incur additional indebtedness or otherwise, or otherwise engage in financial or other reinsurance, investment or other transactions with Fairfax or its affiliates, subject to obtaining insurance regulatory authority approval or non-disapproval, where necessary; and

- entering into other transactions with Fairfax or its affiliates, subject to obtaining insurance regulatory authority approval or non-disapproval, where necessary.

Because Fairfax's interests as an equity holder may conflict with the interests of holders of the notes, Fairfax may cause us to take actions that favor our equity holders at the expense of the holders of the notes. In addition, all of our directors also are directors or officers of Fairfax and its affiliates.

Certain relationships and related transactions with affiliates may result in conflicts and the adverse concentrations of financial risk.

Under various agreements with affiliates, we have agreed (and may continue to agree) to cede certain rights and obligations, and to assume certain other rights and obligations, in respect of a variety of business in a number of states, from subsidiaries of Fairfax, including Odyssey America Reinsurance Corporation, Clearwater Insurance Company (formerly Odyssey

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Reinsurance Corporation), nSpire Re Limited (formerly ORC Re Limited), Ranger Insurance Company, TIG Insurance Company and Lombard General Insurance Company. Pursuant to these agreements, we have made premium and other payments to them in exchange for reinsurance or other benefits, many of which are to be realized in the future by us (but only if adverse loss experience develops) as is customary in these agreements. As of December 31, 2003, recoverables from affiliates were $164.4 million and premiums ceded to affiliates for the year then ended were $54.8 million. The default of one or more of such companies could inhibit our ability to recover reinsurance pursuant to our reinsurance agreements with them, or could require us to satisfy insurance obligations on behalf of the defaulting company. Furthermore, because each of these companies is affiliated with Fairfax, it is possible that adverse developments in the financial condition of Fairfax or one of its other subsidiaries could weaken the financial condition of our affiliated reinsurers and affiliated cedents, through the operation of credit guarantees, asset pledges and other forms of security and through the actions of Fairfax or its controlling shareholder. Any weakening of the financial condition of an affiliate from which we have assumed, or to which we have ceded, insurance obligations could adversely affect our ability to meet our financial obligations and could otherwise weaken our financial condition. See ''Business—Reinsurance'' and ''Certain relationships and related transactions—Reinsurance arrangements.''

We are members of a tax sharing agreement with Fairfax as described in ''Certain relationships and related party transactions—Tax sharing agreements.''

In addition, Fairfax provides us with certain services. For example, a subsidiary of Fairfax manages the investments of our insurance subsidiaries, including investments in certain equity and debt securities of other affiliates of Fairfax. See note 4 and note 10 to our audited consolidated financial statements contained elsewhere in this prospectus. See also ''Business— Investments—Investments in affiliates.'' Conflicts of interest could arise between our company and Fairfax or one of its other affiliates, and any conflict of interest may be resolved in a manner that does not favor us.

Fairfax's bank credit facilities contain restrictions applicable to us, which could have an adverse effect on our financial condition.

The agreements governing the bank credit facilities of Fairfax contain restrictive covenants which prohibit Fairfax, with certain exceptions, from allowing us to borrow money or take certain other actions. Although Crum & Forster is not a party to the Fairfax credit facility, it is expected, and should be assumed, that Fairfax will not permit Crum & Forster to borrow additional funds unless we are permitted to do so pursuant to the Fairfax credit facility.

Our business could be adversely affected by the loss of one or more key employees.

We are substantially dependent on a small number of key employees at our operating companies, in particular Bruce Esselborn, Nikolas Antonopoulos and Mary Jane Robertson. We believe that the experiences and reputations in the insurance industry of Mr. Esselborn, Mr. Antonopoulos and Ms. Robertson are important factors in our ability to attract new business. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of Mr. Esselborn, Mr. Antonopoulos or Ms. Robertson or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. Mr. Esselborn intends, on or about July 2004 when he turns 62, to either retire fully from Crum & Forster or continue in the employ of Crum & Forster or Fairfax on a reduced schedule and in a capacity other than Chief Executive Officer of our operating companies. Each of Mr. Esselborn, Mr. Antonopoulos and Ms. Robertson is currently bound by an employment contract for a term of two years with automatic daily one-day extensions, such that the term of employment at any time is two years, unless notice is given by either party. See ''Management—Employment agreements.'' We currently do not maintain key employee insurance with respect to any of our employees.

The loss of any of our key producers could have an adverse effect on our financial condition.

In 2003, our two largest producers accounted for 15.1% and 5.8% of our gross premiums written. Our top five producers, including all locations of national brokers, accounted for 31.3% of gross premiums written. However, on an individual office basis, the top five producers accounted for 10.8% of 2003 gross premiums written. We have no long term commitments from any of our producers, any of whom could cease doing business with us at any time. The loss or deterioration of one or more of these relationships could adversely affect our financial condition. We may not be successful in maintaining our current relationships with our significant producers, which could have an adverse effect on our financial condition.

We operate in a highly competitive environment, which makes it more difficult for us to attract and retain business.

The commercial lines property and casualty insurance industry is highly competitive and we believe that it will remain so for the foreseeable future. Prevailing conditions relating to price, coverage and capacity can change very rapidly in this industry sector. We face competition from domestic and foreign insurers, many of which may be perceived to provide greater security to insureds and many of which are larger and have greater financial, marketing and management resources than we do. Competition in the commercial lines property and casualty insurance industry is based on many factors, including overall financial strength of the insurer, ratings by rating agencies, price, policy terms and conditions, services offered, reputation, agent and broker compensation and experience. We may face increased competition in the future from other insurance companies, and such increased competition, should it occur, could make it difficult for us to underwrite new business or put downward pressure on the pricing of new business underwritten by us. See ''Business—Competition.''

Several commercial property and casualty insurers and industry groups and associations currently offer alternative forms of risk protection in addition to traditional insurance products. These products, including large deductible programs and various forms of self-insurance that utilize captive insurance companies and risk retention groups, have been instituted to allow for better control of risk management and costs. We cannot predict how continued growth in alternative forms of risk protection will affect our future operations, but it could reduce our premium volume.

Following the terrorist attacks on September 11, 2001, a number of new insurers and reinsurers have been formed to compete in our industry, and a number of existing market participants have raised new capital which may enhance their ability to compete with us. In addition, other financial institutions are now able to offer services similar to our own as a result of the Gramm-Leach-Bliley Act, which was adopted in November 1999.

Results in the property and casualty insurance industry are subject to fluctuations and uncertainty which may adversely affect our ability to write policies.

The results of companies in the property and casualty insurance industry historically have been subject to broad fluctuations. These results can be affected significantly by price competition, volatile and unpredictable developments (including catastrophes), changes in loss reserves resulting from changing legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop, fluctuations in interest rates and other changes in the investment environment which affect returns on invested assets and inflationary pressures that affect the size of losses. The property and casualty insurance industry historically has experienced pricing and profitability cycles related to levels of industry underwriting capacity. As a result of fluctuations in pricing, we may be unable to obtain business that meets our underwriting standards and pricing expectations. See ''Business— Competition'' and ''Management's discussion and analysis of financial condition and results of operations.''

Catastrophic events could reduce our net income.

Catastrophes can be caused by various natural and unnatural events. Natural catastrophic events include hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. Unnatural catastrophic events include terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines for which we provide insurance. For example, the terrorist attacks on September 11, 2001 caused losses in several of our lines, including business interruption, business personal property and workers' compensation. Insurance companies are not permitted to reserve for a catastrophe until it has occurred, and actual losses could exceed measures we might take to attempt to protect us. It is therefore possible that a catastrophic event or multiple catastrophic events could adversely affect our net income and financial condition. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from future catastrophic events. In addition, states have from time to time passed legislation that has had the effect of limiting the ability of insurers to manage catastrophic risk, such as legislation prohibiting insurers from withdrawing from catastrophe-prone areas.

During 2003, we incurred losses of $33.4 million, net of reinsurance, from numbered catastrophes. Our ultimate exposure to losses from these events may be higher.

If we are unable to realize our investment objectives, our financial condition may be adversely affected.

Our operating results depend in part on the performance of our investment portfolio. The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. In 2001, we had net investment income after taxes, including net realized investment losses, of $74.0 million, and a net loss of $106.5 million. In 2002, we had net investment income after taxes, including net realized investment gains, of $101.0 million, which represented 122% of income before the cumulative effect of a change in accounting principle. In 2003, we had net investment income after taxes, including net realized investment gains, of $221.3 million, or 163% of net income. We may not be able to realize our investment objectives, which could reduce our net income significantly.

If certain policies with respect to which other insurance companies have assumed liability from us have not been effectively novated, we could be subject to increased liabilities that are not reflected on our balance sheet, including with respect to asbestos, environmental or other latent exposures.

Prior to our acquisition by Fairfax in 1998, we were a subsidiary of Xerox Corporation. In connection with a business realignment and restructuring of its insurance companies, Xerox required the transfer of a number of policies and related assets and liabilities from certain of our insurance company subsidiaries to other insurance companies also controlled by Xerox and vice versa. These transfers were effected through assumption and indemnity reinsurance agreements providing for 100% quota share reinsurance of the subject business by the assuming company. In some cases, the assuming party also was required to seek a novation of certain policies. Novation of an insurance policy attempts to effect the legal substitution of one insurance company for the original policy-issuing company and generally requires either the express or implied consent of the policyholder. If the novation process is challenged and not upheld (especially as to novation achieved by ''implied'' consent), our insurance subsidiaries could be responsible for such novated business if the other party were to become insolvent. These liabilities are not reflected on our balance sheet. Our reserves could be understated and the credit risk associated with policies considered novated could also be materially understated. We may be unable to recover our losses from the reinsurers that have reinsured these policies. To date we have not experienced any challenges of novations of these policies.

We are subject to extensive government regulation, which may limit the rates we can charge or otherwise adversely affect our business.

We are subject to extensive regulation and supervision in the states in which we do business. Regulators oversee matters relating to rate setting with respect to certain lines of insurance, trade practices, market conduct, policy forms, claims practices, mandated participation in shared markets, types and amounts of investments, reserve adequacy, insurer solvency, minimum amounts of capital and surplus, authorized lines of business, transactions with related parties, the payment of dividends and a variety of other financial and non-financial components of an insurance company's business. Regulators may limit the rates that an insurance company can charge for certain lines of business so that premium rates may not keep pace with inflation. State insurance laws and regulations are administered by agencies that have broad powers and are concerned primarily with the protection of policyholders rather than shareholders or other investors. It is possible that future regulatory changes or developments would impede rate increases or other actions that we propose to take to enhance our operating results, or fundamentally change the business environment in which we operate.

Our operating subsidiaries typically are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements which provide various insurance coverage to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. The amount of future losses or assessments from such shared market mechanisms and pooling arrangements cannot be predicted with certainty. The underwriting results of these pools historically have been unprofitable. Future losses or assessments from such mechanisms and pooling arrangements could adversely affect our results of operations or financial condition.

In recent years, the insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that altered and, in many cases, increased state authority to regulate insurance companies and insurance holding companies. For example, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated, residential earthquake insurance pool, provides earthquake insurance to California homeowners. Further, the National Association of Insurance Commissioners (NAIC) and state insurance regulators are re-examining existing laws and regulations, specifically focusing on investment practices, risk-based capital guidelines, interpretations of existing laws and the development of new laws. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies. Although the federal government currently does not regulate the business of insurance directly, federal initiatives often affect the insurance industry in a variety of ways. Future legislation or NAIC initiatives may have a detrimental effect on the conduct of our business, financial condition or results of operations. See ''Insurance regulatory matters.''

Risks relating to the notes

We are a holding company and are dependent on dividends from our insurance operating subsidiaries to pay interest and principal on the notes. Our principal insurance subsidiary is permitted under its governing state insurance laws to pay dividends to us in 2004, subject to statutory limitations, and our other major insurance operating subsidiary is currently not permitted to pay any shareholder dividends to us. Our insurance operating subsidiaries may be unable to pay dividends to us after funds in the interest escrow account are exhausted.

We are a holding company with no direct operations, and our principal asset is the capital stock of several insurance operating subsidiaries. We will rely on dividends from these operating subsidiaries to meet our obligations for payment of interest on the notes and, together with refinancing opportunities, if any, then available to us in capital markets, to repay the notes at maturity, and to meet our other liabilities. Our principal insurance operating subsidiaries, accounting for 97.7% of combined statutory surplus at December 31, 2003, are US Fire, domiciled in the State of Delaware, and North River, domiciled in the State of New Jersey. US Fire may pay dividends of $80.0 million in 2004 without prior regulatory approval. North River currently does not have the ability under applicable state law discussed below to pay dividends to us and is not expected to have any ability to pay dividends until 2005 at the earliest. The ability of our operating subsidiaries to pay dividends to us depends on their statutory earned surplus (which is increased by underwriting profit and investment income and decreased by underwriting losses including losses as a result of adverse development for prior

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periods), net income, investment income and on other regulatory restrictions, as well as any effects such dividends may have on our ratings. Because payment of dividends by our insurance subsidiaries would decrease their statutory surpluses, doing so would also adversely affect their ability to meet financial ratios and other tests critical to maintaining their ratings and otherwise providing acceptable security to brokers and to insureds. Their ability to pay dividends and therefore our ability to meet our obligations under the notes and the indenture is limited by these and other factors.

Delaware laws provide that before a Delaware domiciled insurer may pay any dividend it must have given notice within five days following the declaration thereof and 10 days prior to the payment thereof to the state insurance commissioner. During this 10-day period, the commissioner may, by order, limit or disallow the payment of ordinary dividends if he or she finds the insurer to be presently or potentially in financial distress. At any time, under Delaware Insurance Regulations, the state insurance commissioner may issue an order disallowing or limiting the payment of dividends by an insurer if the commissioner determines that the insurer is presently or potentially financially distressed or troubled. Without the prior approval of the state insurance commissioner, a Delaware domiciled insurer may only pay cash dividends from its earned surplus. Earned surplus is defined as that amount equal to the unassigned funds of an insurer as set forth in the most recent annual statements of the insurer submitted to the state insurance commissioner, including all or a part of the surplus arising from unrealized capital gains or revaluation of assets. Additionally, a Delaware domiciled insurer may not pay any ''extraordinary'' dividend or distribution until (i) 30 days after the state insurance commissioner has received notice of a declaration of the dividend or distribution and has not within that period disapproved the payment, or (ii) the state insurance commissioner has approved the payment within the 30-day period. Under the Delaware Insurance Code, an ''extraordinary'' dividend of a property and casualty insurer is a dividend, the amount of which, together with all other dividends and distributions made in the preceding 12 months, exceeds the greater of (i) 10% of an insurer's surplus with respect to policyholders, as of the end of the prior calendar year, or (ii) the insurer's statutory net income, not including realized capital gains, for the prior calendar year. US Fire reported earned surplus of $145.6 million at December 31, 2003 and, pursuant to the foregoing rules, may pay dividends of up to $80.0 million in 2004 before reaching, as defined, the ''extraordinary'' level.

New Jersey laws provide that an insurer domiciled in the state must obtain the approval of the state insurance commissioner for payment of any dividend which, together with dividends paid in the previous 12 months, exceeds the greater of (i) 10% of policyholders' surplus at the preceding December 31, or (ii) statutory net income (excluding realized gains) for the 12-month period ending the preceding December 31. In New Jersey, dividends may not be paid unless prior notice has been given to the New Jersey Department of Banking and Insurance (NJDOBI) within five business days after the dividend is declared and 30 days prior to payment. In addition, except for extraordinary dividends or distributions paid with the approval of the NJDOBI, dividends may be paid by insurers domiciled in New Jersey only from earned surplus, which means ''unassigned funds (surplus)'' as reported on the insurer's annual statement as of December 31 next preceding, less unrealized capital gains and revaluation of assets. North River reported negative earned surplus of $5.5 million at December 31, 2003 and, as a result, North River has no dividend capacity.

Earned surplus is generally increased by reported statutory net income. However, if reported statutory net income includes a benefit from retroactive reinsurance (losses ceded in excess of premiums paid), such benefit is included in earned surplus only to the extent it has been recovered from the reinsurer.

Additionally, further legislative proposals relating to dividend regulations may be enacted in Delaware or New Jersey which could place additional restrictions on our insurance operating subsidiaries' ability to pay dividends and the insurance commissioner of every state has broad authority to limit payments (dividends or otherwise) by domestic insurance companies if the insurance commissioner believes payments would leave the insurer in a hazardous financial condition. Moreover, some or all of the domiciliary states of our operating subsidiaries may adopt regulatory provisions more restrictive than the dividend payment controls currently in effect, which would further negatively impact our ability to meet our obligations under the notes. See ''Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources'' and ''Insurance regulatory matters—Regulation of dividends and other payments from our operating subsidiaries.''

Although a portion of the net proceeds of the old notes are maintained in an interest escrow account that will provide funds sufficient to make the next three payments of interest on the notes, at the time the funds in the interest escrow account are exhausted, our operating subsidiaries may not be permitted to pay dividends to us in amounts sufficient to permit us to fulfill our obligations with respect to the notes. If this were to occur, our ability to make payments on the notes would be dependent on us being able to raise additional funds from public or private equity or debt financing and any such financing may not be available to us on acceptable terms or at all. Additionally, the indenture restricts our ability to incur additional indebtedness at any time when our subsidiaries are unable to pay dividends to us and the terms of our, and Fairfax's, other indebtedness will contain restrictions on our ability to incur indebtedness. Furthermore, Fairfax may not be permitted, or may be unwilling, to invest additional amounts in us. Many of the other factors described herein (principally including the need to increase our reserves in the future because of asbestos, environmental or other latent exposures) could adversely affect the ability of our insurance subsidiaries to pay dividends to us.

Fairfax will not have any obligation under the notes.

Fairfax is not an obligor or guarantor of our obligations under the notes and the indenture. Although we may borrow from Fairfax, under certain circumstances, to meet certain of our obligations under the notes or otherwise, we cannot assure you, and you should not assume, that Fairfax will be able to lend us amounts we seek to borrow from them from time to time. See ''Certain relationships and related transactions—Borrowing from Fairfax.'' Our ability to pay interest on the notes depends principally on our ability to receive dividends from our insurance subsidiaries, and our ability to pay the notes at maturity depends primarily on our ability to receive such dividends and on refinancing opportunities, if any, then available to us in capital markets.

Our debt could limit our flexibility, adversely affect our financial health and prevent us from making payments on the notes.

As of December 31, 2003, we had approximately $300.0 million of debt (which does not include insurance obligations of our operating subsidiaries or borrowings available under the Fairfax note) and our annual debt service requirements are approximately $31.1 million.

Our debt could have important consequences to you. For example, it could:

- make it difficult for us to satisfy our obligations with respect to the notes;

- make us more vulnerable to general adverse economic and industry conditions;

- raise concerns on the part of rating agencies if our financial results were to deteriorate;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of earnings to increase our insurance subsidiaries' statutory surplus and underwriting capability and our cash flow for other purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

- place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond our control. These factors include, among others, factors affecting the commercial property and casualty industry generally.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to sell material assets or operations, obtain additional capital or restructure our debt. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you as to the terms of any such transaction or how quickly any such transaction could be completed, if at all.

We may incur substantial additional indebtedness in the future. Our incurrence of additional indebtedness would intensify the risks described above.

The notes indenture contains various restrictive covenants that limit our management's discretion in operating our business. In particular, these covenants limit our ability to, among other things:

- incur additional debt or guarantee obligations;

- grant liens on assets;

- pay dividends or distributions on our capital stock or redeem, repurchase or retire our capital stock;

- make investments or acquisitions;

- sell assets;

- engage in transactions with affiliates; and

- merge, consolidate or transfer substantially all of our assets.

If we fail to comply with the restrictions in the notes indenture or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. We are currently in compliance with all of our debt covenants.

The notes are effectively subordinated to all of the obligations of our insurance operating subsidiaries, including all of our liabilities with respect to insurance policies that we have written or will write in the future, and any other subsidiary that does not guarantee the notes and guarantees.

None of our subsidiaries is a guarantor of the notes. Additionally, the indenture does not require subsidiaries we acquire in the future to guarantee the notes under certain circumstances, including if any such subsidiary is regulated as an insurance company under relevant state law. These non-guarantor subsidiaries have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we have to receive any assets of any of our subsidiaries upon the liquidation or reorganization of any such subsidiary, and the consequent right of holders of the notes to realize proceeds from the sale of such assets, will be effectively subordinated to the claims of these subsidiaries' creditors and to coverage claims under insurance policies written by these subsidiaries.

Federal and state statutes may allow courts to void the notes and any guarantees and require noteholders to return payments received from us or any guarantor or subordinate the notes to our, or such guarantor's, other liabilities.

Creditors of any business are protected by fraudulent conveyance laws which differ among various jurisdictions, and these laws may apply to the assumption of the notes by us and any guarantees that are provided by our subsidiaries. Generally, the notes or the guarantees could be voided by a court or subordinated to the claims of other creditors if a court were to determine:

- that the obligations in respect thereof were incurred by us, or our subsidiary, with actual intent to hinder, delay or defraud any present or future creditor of us or the subsidiary, or

- that we, or the subsidiary, did not receive fair consideration—or reasonably equivalent value—for issuing the notes or the guarantees, and we, or the subsidiary,

  — were insolvent, or rendered insolvent by reason of issuing the notes or the guarantee,

  — were engaged, or about to engage, in a business or transaction for which our, or the subsidiary's, remaining assets constituted unreasonably small capital, or

  — intended to incur, or believed that we or it would incur, debts beyond our, or its, ability to pay as they matured.

Since the net proceeds from the note offering, other than amounts deposited into the interest escrow account, were distributed to Fairfax rather than being used in our and our subsidiaries' businesses, a court might determine that we did not receive "fair consideration" or "reasonably equivalent value" for issuing the notes. If a court were to make this determination

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and were also to determine that one of the conditions identified in the last three bullet points above was met, the right to receive payments on the notes could be subordinated to our other obligations. Based upon financial and other information, we believe that the notes were incurred for proper purposes and in good faith and that we are, and each subsidiary is, solvent and were solvent immediately after the note offering was completed, we have sufficient capital for carrying on our business after such issuance and we will be able to pay our debts as they mature. We cannot assure you, however, that a court reviewing these matters would agree with us.

The rights of the trustee to foreclose upon the assets in the interest escrow account may be impaired by bankruptcy law.

The rights of the trustee under the indenture and the escrow agreement to foreclose upon and sell the assets in the interest escrow account upon the occurrence of an event of default on the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy or reorganization case were to be commenced by or against Crum & Forster or one or more of its subsidiaries. Under applicable bankruptcy law, secured creditors such as the holders of the notes would be prohibited from foreclosing upon or disposing of a debtor's property without prior bankruptcy court approval. See ''Description of the notes—Escrow of proceeds—Interest escrow account.''

We may be unable to purchase your notes upon a change of control.

Upon the occurrence of specified ''change of control'' events, we will be required to offer to purchase your notes. We may not have sufficient financial resources to purchase all of the notes that holders tender to us upon a change of control offer, or might be prohibited from doing so under any Fairfax credit facility or other indebtedness of Fairfax or us. The occurrence of a change of control also could constitute an event of default under any Fairfax credit facility or the other indebtedness of Fairfax or us. See ''Description of the notes—Change of Control.''

Certain covenants contained in the indenture are not applicable during any period in which the notes are rated investment grade by both Standard & Poor's and Moody's.

The indenture provides that certain covenants will not apply to us during any period in which the notes are rated investment grade by both Standard & Poor's and Moody's. The covenants restrict, among other things, our ability to pay dividends, incur debt and to enter into other transactions. The notes may never be rated investment grade, and if they are rated investment grade, the notes may not maintain such rating. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force and any such actions that we take while these covenants are not in force will be permitted even if the notes are subsequently downgraded below investment grade. These transactions include incurring additional debt, making distributions, acquiring our capital stock, acquiring another business, selling assets valued over $2.5 million and engaging in transactions with affiliates that would otherwise be prohibited. See ''Description of the notes—Suspension of covenants.''

Your ability to resell the notes may be limited by a number of factors; prices for the notes may be volatile.

The notes are a new class of our securities for which there currently is no established market, and we cannot assure you that any active or liquid trading market will develop for the notes, if any. We do not intend to apply for listing of the notes on any securities exchange or on any automated dealer quotation system. If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than their initial offering price, depending on many factors, including among other things:

- changes in the overall market for high-yield securities;

- changes in our financial performance or prospects;

- the prospects for companies in our industry generally;

- the number of holders of the notes;

- the interest of securities dealers in making a market for the notes; and

- prevailing interest rates.

In addition, the market for non-investment grade debt has historically been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes offered hereby. The market for the notes, if any, may be subject to similar disruptions. Any such disruption could adversely affect the value of your notes.

The original issue discount may limit your claims in certain circumstances.

If a bankruptcy case is commenced by or against us under the United States Bankruptcy Code of 1978, as amended, the claim of a holder of notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the original issue price of the notes and (ii) that portion of the original issue discount (as determined on the basis of such issue price) which is not deemed to constitute ''unmatured interest'' for purposes of the U.S. Bankruptcy Code. Any original issue discount that was not amortized as of any such bankruptcy filing could constitute ''unmatured interest.''

Statements regarding forward-looking information

This prospectus contains forward-looking statements. These are statements that relate to future periods and include statements regarding our anticipated performance. In addition, the outcome of pending motions or appeals, if any, related to litigation discussed herein is unknown.

Generally, the words anticipates, believes, expects, intends, estimates, projects, plans and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Many of these risks are described under the ''Risk Factors'' section in this prospectus.

Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ.

Exchange offer

Terms of the exchange offer

General

The old notes were initially issued by Crum & Forster Funding Corp., a Delaware corporation formed by Policy, Inc. as a special purpose entity solely for the purpose of issuing the old notes. We are neither a shareholder nor an affiliate of Crum & Forster Funding Corp. nor of Policy, Inc. We were unable to issue the old notes because of certain restrictive covenants in the agreements governing Fairfax's credit facilities at the time of the issuance of the old notes. Subsequent to the initial issuance of the old notes, Fairfax entered into revised credit facilities that allowed us to assume all of Crum & Forster Funding Corp.'s outstanding obligations under the old notes and the indenture governing the old notes.

In connection with the issuance of the old notes, we entered into a registration rights agreement, dated June 5, 2003, with the initial purchasers of the old notes. The following contains a summary of the provisions of the registration rights agreement. It does not contain all of the information that may be important to an investor in the notes. We refer you to the registration rights agreement, which has been filed as an exhibit to this registration statement.

Under the registration rights agreement, we agreed (1) to file with the Securities and Exchange Commission (SEC) the registration statement of which this prospectus is a part with respect to a registered offer to exchange the old notes for the new notes, and (2) to use reasonable best efforts to complete the exchange offer within 180 days after the date of our assumption of the old notes on June 30, 2003. We will keep the exchange offer open for the period required by applicable law, but in any event for at least 20 business days after the date notice of the exchange offer is mailed to holders of the old notes. We did not complete the exchange offer within 180 days after we assumed the old notes and, therefore, under the registration rights agreement we must pay additional interest on the old notes until the exchange offer is completed. Additional interest accrues at a rate of 0.25% per annum for the first 90 days and increases by 0.25% per annum for each subsequent fiscal quarter during which the exchange offer has not been completed, to a maximum of 1.00%.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. New notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. Old notes may be tendered only in integral multiples of $1,000. This prospectus, together with the letter of transmittal, is being sent to all holders as of   , 2004. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth herein under ''—Conditions.''

Old notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice thereof to The Bank of New York, the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes and delivering new notes to such holders.

Based on interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an ''affiliate'' of us within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

- such new notes are acquired in the ordinary course of business;

- at the time of the commencement of the exchange offer such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

- such holder is not engaged in, and does not intend to engage in, a distribution of such new notes.

We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and we cannot assure you that the Staff would make a similar determination with respect to the new notes as it has in such no-action letters.

By tendering old notes in exchange for new notes and executing the letter of transmittal, each holder will represent to us that:

- any new notes to be received by it will be acquired in the ordinary course of business;

- it has no arrangements or understandings with any person to participate in the distribution of the old notes or new notes within the meaning of the Securities Act; and

- it is not our ''affiliate,'' as defined in Rule 405 under the Securities Act.

If such holder is a broker-dealer, it will also be required to represent that the old notes were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of new notes. See ''Plan of distribution.'' Each holder, whether or not it is a broker-dealer, shall also represent that it is not acting on behalf of any person that could not truthfully make any of the foregoing representations contained in this paragraph. If a holder of old notes is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

Each broker-dealer that receives new notes for its own account in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us or an affiliate of ours to distribute the new notes in connection with any resale of such new notes. See ''Plan of distribution.''

Upon consummation of the exchange offer, any old notes not tendered will remain outstanding and continue to accrue interest but, subject to certain limited exceptions, holders of old notes who do not exchange their old notes for new notes in the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their old notes, unless such old notes are subsequently registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Subject to limited exceptions, we will have no obligation to effect a subsequent registration of the old notes.

Expiration date; Extensions; Amendments; Termination

The expiration date shall be   , 2004 unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date to which the exchange offer is extended.

To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will notify the holders of old notes by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time.

We reserve the right:

- to delay acceptance of any old notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of old notes not previously accepted if any of the conditions set forth under ''—Conditions'' shall have occurred and shall not have been waived by us prior to the expiration date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or
- to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the old notes of such amendment. In addition, if we amend or terminate the exchange offer, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part.

Without limiting the manner in which we may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligations to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the new notes

The new notes will accrue interest at the rate of $10\frac{3}{8}\%$ per annum from the last interest payment date on which interest was paid on the old note surrendered in exchange therefor, *provided*, that if an old note is surrendered for exchange on or after a record date for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the new note received in exchange therefor will accrue from the date of such interest payment date. Interest on the new notes is payable on June 15 and December 15, beginning on December 15, 2003. No additional interest will be paid on old notes tendered and accepted for exchange.

Procedures for tendering

To tender in the exchange offer, a holder must complete, sign and date the applicable letter of transmittal or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail, or otherwise deliver such letter of transmittal or such facsimile, together with any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, either:

- certificates of such old notes must be received by the exchange agent along with the applicable letter of transmittal; or

- a timely confirmation of a book-entry transfer of such old notes, if such procedure is available, into the exchange agent's account at the book-entry transfer facility, The Depository Trust Company, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date with the applicable letter of transmittal; or

- the holder must comply with the guaranteed delivery procedures described below.

The method of delivery of old notes, letter of transmittal and all other required documents is at the election and risk of the noteholders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No old notes, letters of transmittal or other required documents should be sent to us. Delivery of all old notes, if applicable, letters of transmittal and other documents must be made to the exchange agent at its address set forth in the letter of transmittal. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal. Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an ''eligible guarantor'' institution within the meaning of Rule 17Ad-15 under the Exchange Act or an eligible institution unless the old notes tendered pursuant thereto are tendered (1) by a registered holder of old notes who has not completed the box entitled ''Special Issuance Instructions'' or ''Special Delivery Instructions'' on the letter of transmittal or (2) for the account of an eligible institution.

If a letter of transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular old notes. We will not waive any condition of the offer with respect to an individual holder unless we waive that condition for all holders. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old note received by the exchange agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, in our sole discretion, subject to the provisions of the indenture pursuant to which the notes are issued:

- to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as described under ''—Conditions,'' to terminate the exchange offer;

- to redeem old notes as a whole, or in part, at any time and from time to time, as described under ''Description of the notes—Redemption—Optional redemption;'' and

- to the extent permitted under applicable law, to purchase old notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Each broker-dealer that receives new notes for its own account in exchange for old notes where such new notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act and that it has not entered into any arrangement or understanding with us, or an affiliate of ours, to distribute the new notes in connection with any resale of such new notes. See ''Plan of Distribution.''

Acceptance of old notes for exchange; Delivery of new notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, all old notes properly tendered will be accepted promptly after the expiration date and the new notes will be issued promptly after acceptance of the old notes. See ''—Conditions.'' For purposes of the exchange offer, old notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent.

For each old note accepted for exchange, the holder of such old note will receive a new note having a principal amount equal to that of the surrendered old note.

In all cases, issuance of new notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

- certificates for such old notes, or a timely book-entry confirmation of such old notes, into the exchange agent's account at the applicable book-entry transfer facility;

- a properly completed and duly executed letter of transmittal; and

- all other required documents.

If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted or such nonexchanged old notes will be returned promptly without expense to the tendering holder thereof (if in certificated form), or credited to an account maintained with such book-entry transfer facility after the expiration or termination of the exchange offer.

Book-entry transfer

The exchange agent has established an account with respect to the old notes at the book-entry transfer facility for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent's account at the book-entry transfer facility in accordance with such book-entry transfer facility's procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at the address set forth in the letter of transmittal on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

Exchanging book-entry notes

The exchange agent and the book-entry transfer facility have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility Automated Tender Offer Program, or ATOP, procedures to tender old notes.

Any participant in the book-entry transfer facility may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer such old notes into the exchange agent's account in accordance with the book-entry transfer facility's ATOP procedures for transfer. However, the exchange for the old notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of old notes into the exchange agent's account and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. The term ''agent's message'' means a message, transmitted by the book-entry transfer facility and received by the exchange agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from a participant tendering old notes that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.

Guaranteed delivery procedures

If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

- the tender is made through an eligible institution;

- prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which:

  (i)   sets forth the name and address of the holder of old notes and the amount of old notes tendered;

  (ii) states that the tender is being made thereby; and

  (iii) guarantees that within three New York Stock Exchange, or NYSE, trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

- the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of tenders

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date at the address set forth in the letter of transmittal. Any such notice of withdrawal must:

- specify the name of the person having tendered the old notes to be withdrawn;

- identify the old notes to be withdrawn, including the principal amount of such old notes;

- in the case of old notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the old notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility;

- contain a statement that such holder is withdrawing its election to have such old notes exchanged;

- be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of such old notes in the name of the person withdrawing the tender; and

- specify the name in which such old notes are registered, if different from the person who tendered such old notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, whose determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder, in the case of physically tendered old notes, or credited to an account maintained with the book-entry transfer facility for the old notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under ''—Procedures for tendering'' and ''—Book-entry transfer'' above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the expiration date, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the Staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us, regardless of the circumstances giving rise to any such condition, or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. All such conditions must be satisfied or waived by us, as applicable, at or before the expiration of the exchange offer.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. We are required to use our reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.

Exchange agent

The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus, or of the letter of transmittal, should be directed to the exchange agent as provided in the letter of transmittal.

Fees and expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the old notes, and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, new notes or old notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the old notes tendered, or if tendered old notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of failure to exchange

Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The old notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected.

Use of proceeds

We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange, the old notes of like principal amount, the terms of which are identical in all material respects to the new notes. The old notes, surrendered in exchange for new notes, will be retired and cancelled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expense of the exchange offer. No underwriter is being used in connection with the exchange offer.

Capitalization

The following table sets forth our capitalization at December 31, 2003. Borrowings available under the Fairfax note are not reflected herein. See ''Certain relationships and related transactions—Borrowing from Fairfax.''

This table should be read in conjunction with ''Selected historical consolidated financial data,'' ''Management's discussion and analysis of financial condition and results of operations'' and the consolidated financial statements, and accompanying notes, appearing elsewhere in this prospectus.

(dollars in thousands)	At December 31, 2003
Old notes	$ 291,257[1]
Stockholder's equity:	
Common stock, $0.01 par value; 1,000 shares authorized; 100 issued and outstanding	-
Additional paid-in capital	740,993
Accumulated other comprehensive income, net of tax	43,496
Retained earnings	121,626
Total stockholder's equity	906,115
Total capitalization	$1,197,372

[1] Aggregate principal amount of $300.0 million of our 10⅜% Senior Notes due 2013, less unamortized original issue discount of $8.7 million.

Selected historical consolidated financial data

The table shown below presents selected financial data for the five years ended December 31, 2003. This financial information was prepared in accordance with GAAP. The GAAP statement of operations data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the GAAP balance sheet data at December 31, 1999, 2000, 2001, 2002 and 2003 were derived from Crum & Forster Holdings Corp.'s consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The consolidated balance sheets at December 31, 2002 and 2003 and the related consolidated statements of operations, of stockholder's equity, of comprehensive income and of cash flows for each of the three years in the period ended December 31, 2003, and accompanying notes, appear in this prospectus beginning at page F-1. The combined statutory data has been derived from annual statutory financial statements filed with the domiciliary states of our insurance operating subsidiaries and prepared in accordance with statutory accounting principles, which differ from GAAP.

The selected financial data presented below should be read in conjunction with ''Management's discussion and analysis of financial condition and results of operations'' and the consolidated financial statements, and accompanying notes, included elsewhere in this prospectus.

(dollars in thousands)	Years Ended December 31,				
	1999	2000	2001	2002	2003
GAAP STATEMENT OF OPERATIONS DATA:					
Gross premiums written	$744,888	$661,061	$ 777,536	$898,368	$1,104,211
Net premiums written	$599,138	$487,731	$ 541,473	$669,473	$ 890,823
Net premiums earned	$679,649	$503,974	$ 500,175	$609,512	$ 768,872
Net investment income	157,711	142,586	119,171	113,840	69,604
Net realized investment gains (losses), including $40,725 of gains in 2003 from the sale of Hub International Limited securities to an affiliate	(7,103)	224	(5,358)	41,485	270,869
Other income, net.............................	9,041	6,305	4,321	16,150	-
Total revenues	839,298	653,089	618,309	780,987	1,109,345
Losses and loss adjustment expenses.............	556,864	378,945	599,181	463,458	657,287
Policy acquisition costs.........................	109,411	91,918	67,327	76,329	98,683
Other underwriting expenses	115,709	113,558	119,358	118,153	126,578
Dividends to policyholders	10,709	5,991	2,493	(3,000)	(4,953)
Interest expense	-	-	-	-	18,677
Other expense, net.............................	-	-	-	-	5,870
Total losses and expenses	792,693	590,412	788,359	654,940	902,142
Income (loss) before income taxes	46,605	62,677	(170,050)	126,047	207,203
Income tax expense (benefit)	10,130	(8,903)	(63,541)	43,136	71,458
Income (loss) before cumulative effect of a change in accounting principle	36,475	71,580	(106,509)	82,911	135,745
Cumulative effect of a change in accounting principle	-	-	-	64,809[1]	-
Net income (loss)	$ 36,475	$ 71,580	$(106,509)	$147,720	$ 135,745

(dollars in thousands)	At December 31,				
	1999	2000	2001	2002	2003
GAAP BALANCE SHEET DATA:					
Total investments (including cash and cash equivalents)	$2,656,239	$2,517,033	$2,280,092	$2,422,590	$3,168,389
Total assets	4,731,003	4,795,672	5,147,959	5,138,787	5,587,398
Unpaid losses and loss adjustment expenses	3,492,436	3,306,741	3,423,793	3,225,921	3,173,732
Long-term debt	-	-	-	-	291,257[2]
Stockholder's equity	585,852	801,492	719,605	979,164	906,115

	Years Ended December 31,				
	1999	**2000**	**2001**	**2002**	**2003**
SELECTED FINANCIAL RATIOS BASED ON GAAP DATA:					
Loss and loss adjustment expense ratio	81.9%	75.2%	119.8%	76.0%	85.5%
Underwriting expense ratio	33.1	40.8	37.3	31.9	29.3
Policyholder dividend ratio	1.6	1.2	0.5	(0.5)	(0.7)
Combined ratio	116.6%	117.2%	157.6%	107.4%	114.1%
Ratio of earnings to fixed charges[3]	6.2	6.2	[4]	6.6	6.2

	Years Ended December 31,				
(dollars in thousands)	**1999**	**2000**	**2001**	**2002**	**2003**
SELECTED COMBINED STATUTORY DATA:					
Loss and loss adjustment expense ratio ...	93.7%	95.8%	142.1%	77.3%	84.5%
Underwriting expense ratio..............	41.6	42.8	36.9	31.2	27.3
Policyholder dividend ratio	1.0	1.5	1.0	0.3	0.0
Combined ratio	136.3%	140.1%	180.0%	108.8%	111.8%
Policyholders' surplus	$689,601	$769,483	$708,388	$856,393	$1,107,435
Ratio of net premiums written to surplus	0.87x	0.66x	0.77x	0.78x	0.80x

[1] Represents unamortized negative goodwill resulting from our acquisition by Fairfax in 1998.

[2] Aggregate principal amount of $300.0 million of our 10⅜% Senior Notes due 2013, less unamortized original issue discount of $8.7 million. Does not give effect to borrowings available under the Fairfax note. See ''Certain relationships and related transactions—Borrowing from Fairfax.''

[3] For purposes of determining the ratio of earnings to fixed charges, earnings includes income before income taxes adjusted for undistributed income (loss) from equity investments, fixed charges and distributed income of equity investees. Fixed charges consist of interest expense, amortization of capitalized expenses related to indebtedness and an estimate of implicit interest included in rent expense.

[4] Due to our loss in the year ended December 31, 2001, the ratio coverage was less than 1:1. Additional earnings of $170.1 million would have achieved a coverage ratio of 1:1.

Management's discussion and analysis
of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements, and accompanying notes, included elsewhere in this prospectus. Certain information contained in ''Management's discussion and analysis of financial condition and results of operations'' constitutes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth under ''Risk factors,'' ''Business—Reserves,'' ''Business—Investments'' and elsewhere in this prospectus.

Overview

We are a national commercial property and casualty insurance company with a focused underwriting strategy, targeting specialty classes of business and overlooked market opportunities. Operating through our home office and regional branch network, we write a broad range of commercial coverages, including property, workers' compensation, general liability, commercial automobile and surety. We conduct business on a brokerage basis through approximately 1,000 producers located throughout the United States.

The property and casualty industry is cyclical and influenced by many factors, including price, coverage and capacity competition, economic conditions, natural and man-made disasters, interest rates and changes in laws and regulations. Throughout the late 1990s and into 2000, the industry was characterized by excess capacity, which resulted in highly competitive market conditions, as evidenced by declining premium rates, poor underwriting results and declining cash flow. In response to the effects of prolonged soft market conditions, capacity was withdrawn from the market. Commencing in mid-2000, insurers began to achieve significant rate increases and improved terms and conditions. These trends continued through mid-2003. In 2003, however, market capacity expanded, particularly for property risks. In the fourth quarter of 2003, property risks generally were written at or below expiring prices and price increases in casualty lines slowed considerably.

We believe that the key drivers to sustained profitability at our company include, but are not limited to, strict adherence to focused underwriting guidelines, continued cost containment and loss reserve adequacy. To that end, we have implemented many changes in these and other operational areas since 1999. Specific progress includes improving pricing by greater than 10%, on average, in each of the last three years, increasing premiums per policy from $20,000 to $124,000 since 1999, increasing our distribution network through national and wholesale brokers by over 40 percentage points and reducing headcount, payroll and information technology expenses, while increasing annual premiums per employee to greater than $1,090,000 in 2003 from $549,000 in 1999. See ''—Operating company management initiatives'' for a complete discussion of these operational improvements. We have instituted changes to our claims and actuarial processes to improve the timeliness and accuracy of the recording of our case reserves and the adequacy of our total loss and LAE reserves.

The current environment is not, however, without significant risks and challenges, the most important of which are discussed in this paragraph. As noted above, the property and casualty industry is cyclical and has enjoyed a relatively firm market since 2000. As the market softens, we will likely face more competition in the classes of business we write. In the past this competition often has resulted in less attractive pricing, terms and conditions. Our underwriting strategy under such conditions is to identify and capitalize on profitable classes of business while exiting those classes and lines that no longer offer a reasonable prospect of underwriting profits, even at the expense of revenue loss. The ability to discern when to participate in and when to withdraw from the marketplace is fundamental for sustained profitability in our industry. Our results in each of the last three years have been adversely affected by development of prior years' loss and LAE reserves, particularly for asbestos liabilities. We perform exhaustive and continuous analyses of our loss emergence and loss reserve levels and believe our reserves are adequate. However, because it takes many years for losses to be ultimately reported and paid, there is inherent uncertainty in the estimation process, particularly for asbestos exposures. Our recurring investment income has been affected recently by historically low yields and limited attractive investment opportunities. As long-term, value-oriented investors, we are willing to wait out unattractive investment markets, even at some short-term cost in terms of reduced recurring investment income.

Operating company management initiatives

As noted above, we have made significant changes to the management and operations of the Crum & Forster companies since being acquired by Fairfax in August 1998. In the fourth quarter of 1999, we appointed a proven senior management team to our operating companies, led by Bruce Esselborn, which made a number of significant changes designed to increase our profitability and competitive position. These changes included redesigning our underwriting and pricing strategies, expanding our distribution network and implementing a disciplined expense management culture. In addition, in August 2000, we acquired Seneca, a specialty insurer focused on non-commodity lines of business.

Underwriting initiatives

We have taken a number of actions designed to improve underwriting profitability at the Crum & Forster companies since being acquired by Fairfax in 1998. These actions resulted in a significant improvement in our accident year loss and LAE ratio from 115.2% in 1999 to 69.5% in 2003. Accident year refers to the accounting period in which insured events occurred, regardless of when the related claims are actually reported, recorded or paid. We believe that an accident year is the most indicative measure of the underlying profitability of the premiums earned in that period. The actions taken were as follows:

- centralized underwriting and claims operations to provide a high degree of home office control over underwriting and claims;

- realigned our operating structure to emphasize product line experience and expertise. We hired experienced underwriting product line executives aligned with our targeted classes of business and production sources. In addition, we hired approximately 118 of our current underwriters, representing 77% of the entire underwriting staff, since the arrival of our new operating company management team;

- enhanced our price monitoring systems to provide us with increased control over pricing and profitability. In addition, we adjusted our pricing models to emphasize a targeted combined ratio, without regard to the imputed benefit of investment income;

- increased renewal prices by approximately 11%, on average, in 2000 and achieved additional average price increases of approximately 17%, 24% and 10% in 2001, 2002 and 2003, respectively. In 2001 and 2002, we experienced price increases across all of our lines of business. Umbrella and workers' compensation experienced above average increases of 53% and 27%, respectively, in 2002. In 2003, on average, prices decreased by 7% for property lines and increased by 16% for casualty lines. Umbrella and workers' compensation experienced price increases of 20% and 18%, respectively, in 2003;

- emphasized classes of business and types of insureds that tend to have larger premium policies and instituted minimum premium guidelines, which resulted in an increase in our average premiums per policy from approximately $20,000 in 1999 to $124,000 in 2003. The average direct premiums written per policy by line of business, excluding surety bonds, is summarized below for the periods indicated:

| | At December 31, | | | |
| | 1999 | | 2003 | |
	Policy Count	Average Per Policy	Policy Count	Average Per Policy
Property	2,931	$10,721	1,423	$184,577
Workers' compensation	3,474	$33,882	936	$277,216
General liability	10,601	$10,877	3,539	$ 63,604
Commercial automobile	7,444	$19,927	1,352	$116,452
Commercial multi-peril	8,340	$28,324	74	$ 24,063
Total	32,790	$19,792	7,324	$123,764

- restructured our reinsurance program to reduce our net retentions to a maximum of $3 million on casualty lines and $2 million on property lines, and reduced our gross policy limits, particularly in property; and

- discontinued unprofitable classes of business, including large fleet long-haul trucking, New York and California contractors, taxis and limousines, fast food restaurant programs, country clubs and nursing homes, which represented approximately $250 million of gross premiums written in 1999, or 34% of total gross premiums written in 1999. Discontinued lines accounted for approximately nine percentage points of our loss and LAE ratio in 2000 and significantly contributed to a 14% decrease in total gross premiums written in 2000 from 1999.

Distribution initiatives

We have taken a number of actions designed to improve the distribution network at the Crum & Forster companies since being acquired by Fairfax in 1998. We evaluated the profitability and productivity of our producer relationships. Consistent with our strategy to write larger risks which benefit from individual risk underwriting and provide expense benefits, we have grown the portion of our business from national brokers and wholesale brokers. The actions taken were as follows:

- diversified our distribution by appointing 738 new producers and entering into new arrangements with national brokers and wholesale brokers, in each case, aligned with our targeted classes of business and types of insureds;

45

- adjusted our commission structure to be in line with market practice and revised contingent commission agreements with producers to require a higher level of sustainable underwriting profit before producers earn a profit sharing payment. These actions contributed to a reduction of our gross commissions expense (as a percentage of gross premiums written) by approximately five percentage points from 1999 to 2003;

- more than doubled our new business production since 2000, with approximately 66% of 2003 new business written by producers who were appointed since January 1, 2000; and

- increased production from national brokers and wholesale brokers from 20% of total gross premiums written in 1999 to 67% in 2003.

Expense initiatives

We have taken a number of actions designed to decrease expenses at the Crum & Forster companies since being acquired by Fairfax in 1998. We have created a disciplined expense management culture to improve operating efficiencies. We carefully analyzed our cost structure and implemented new strategies to reduce operating expenses, as follows:

- reduced our number of employees by 33% from 1,357 at December 31, 1999, to 904 at December 31, 2003, and correspondingly reduced our payroll by 19%;

- increased our productivity as measured by annual premiums per employee from approximately $549,000 in 1999 to approximately $1,090,000 in 2003, or a 99% increase; and

- reduced our information technology annual expense level in 2003 by a total of $14 million, or 34%, compared to 1999, while improving functionality.

Seneca acquisition

In August 2000, we acquired Seneca, which provides specialty coverage such as non-standard property in inner city markets, inland marine, boiler and machinery, bail bonds and environmental liability. Selected statutory data of Seneca is summarized as follows:

	Years Ended December 31,		
(dollars in millions)	2001	2002	2003
Gross premiums written	$77.7	$106.0	$118.8
Loss and LAE ratio	51.4%	51.0%	49.9%
Underwriting expense ratio	39.6	37.6	37.9
Policyholder dividend ratio	-	-	0.1
Combined ratio	91.0%	88.6%	87.9%

Results of operations

The components of our net income (loss), and certain ratios based thereon, are summarized as follows:

(dollars in millions)	Years Ended December 31,		
	2001	2002	2003
Gross premiums written..	$ 777.5	$898.4	$1,104.2
Net premiums written	$ 541.5	$669.5	$ 890.8
Net premiums earned..	$ 500.2	$609.5	$ 768.9
Net investment income	119.2	113.8	69.6
Net realized investment gains (losses), including $40.7 of gains in 2003 from the sale of Hub International Limited securities to an affiliate	(5.4)	41.5	270.9
Other income, net..	4.3	16.2	-
Total revenues	618.3	781.0	1,109.4
Losses and LAE	599.2	463.5	657.3
Policy acquisition costs..	67.3	76.3	98.7
Other underwriting expenses....................................	119.3	118.2	126.6
Dividends to policyholders	2.5	(3.0)	(5.0)
Interest expense..	-	-	18.7
Other expense, net	-	-	5.9
Total losses and expenses	788.3	655.0	902.2
Income (loss) before income taxes	(170.0)	126.0	207.2
Income tax expense (benefit)....................................	(63.5)	43.1	71.5
Income (loss) before cumulative effect of a change in accounting principle..	(106.5)	82.9	135.7
Cumulative effect of a change in accounting principle	-	64.8	-
Net income (loss)	$(106.5)	$147.7	$ 135.7
Loss and LAE ratio..	119.8%	76.0%	85.5%
Underwriting expense ratio	37.3	31.9	29.3
Policyholder dividend ratio......................................	0.5	(0.5)	(0.7)
Combined ratio	157.6%	107.4%	114.1%
COMBINED RATIO:			
Crum & Forster, excluding Seneca	164.2%	109.5%	117.1%
Seneca...	94.7%	90.9%	89.7%

Set forth below is a discussion of the key factors affecting net income in each of the three years in the period ended December 31, 2003:

- Our net loss of $106.5 million in 2001 was principally the result of adverse development of prior years' loss and LAE reserves of $183.1 million.

- In 2002, our net income improved substantially due to better underwriting results (as reflected in the 50.2 point improvement in our combined ratio in 2002 compared to 2001), realized investment gains of $41.5 million and $18.4 million of one-time other income recognized upon termination of our home office lease effective December 31, 2002. Included in 2002 results is $64.8 million of non-recurring income arising from the cumulative effect of a change in accounting principle pursuant to which we wrote off our unamortized negative goodwill balance.

- Net income rose 63.7% in 2003, excluding from 2002 the aforementioned cumulative effect of a change in accounting principle. The improvement was principally the result of substantial realized investment gains, offset in part by adverse development of prior years' loss and LAE reserves of $123.0 million, arising from asbestos exposures, and a 38.8% decline in net investment income due to the large cash position we have held since June 2003.

See ''— Underwriting results — Losses and LAE'' and ''— Critical accounting policies and estimates'' for further discussion of loss development in each period. See ''— Investment results'' and ''— Liquidity and capital resources'' for further discussion of investment results and our investment portfolio.

Our underwriting results are significantly affected by reinsurance. We purchase reinsurance to limit our exposure to loss from any one claim or occurrence (per risk), from aggregate loss experience for an accident year that exceeds an amount we are willing to accept and from adverse development of prior years' loss and LAE reserves (the latter two types of reinsurance are referred to herein as ''corporate aggregate reinsurance'' as distinct from the aforementioned ''per risk reinsurance''). Per risk reinsurance designed to limit exposure to loss from any one claim or occurrence generally responds at the individual claim or occurrence level and is priced based on underlying loss costs and exposures. As a result, loss experience net of the effect of this reinsurance is generally consistent with the underlying gross loss experience. Reinsurance designed to limit accident year losses in the aggregate or adverse development of prior years' loss and LAE reserves, may affect significantly the reported loss experience for a given period in amounts or directions that are not consistent with the loss experience of the underlying policies. The prices paid for our corporate aggregate reinsurance may also affect our underwriting expense ratio by reducing the net premiums upon which the ratio is calculated. Therefore, we believe that presenting our results net of per risk reinsurance but before benefit of corporate aggregate reinsurance provides a fairer portrayal of the actual loss experience of the underlying policies. This presentation is adopted, where noted, in many of the tables throughout this prospectus.

Our corporate aggregate reinsurance provides either current accident year protection on a prospective basis or adverse development protection related to prior accident years on a retroactive basis. Coverage under these contracts is generally triggered when our loss ratio for the subject period exceeds a specified level, or when reserves in respect of all periods prior to a certain date exceed a stated amount. We cede losses and LAE to our reinsurers in excess of those specified levels or amounts, along with the related written and earned premiums. We will recover the ceded losses and LAE from our reinsurers as we settle the related claims, which may occur over several years. These contracts may provide for future payments to be made by us when we make claims under such policies, and generally provide that interest expense is charged to us, for the benefit of the reinsurers, on any premiums withheld by us. Interest rates specified in these contracts are between 7.0% to 7.5%.

The impact of our corporate aggregate reinsurance on calendar year combined ratios is summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
Combined ratio, as reported	157.6%	107.4%	114.1%
Plus (minus) impact of:			
Net (premium) loss cessions	27.0	(5.5)	0.1
Amortization of deferred gain on retroactive reinsurance	-	1.4	1.7
Combined ratio, excluding impact of corporate aggregate reinsurance	184.6%	103.3%	115.9%

The impact of our corporate aggregate reinsurance on income (loss) before income taxes is summarized as follows:

	Years Ended December 31,		
(dollars in millions)	2001	2002	2003
Ceded losses and LAE	$255.6	$ 8.3	$ 14.2
Less:			
Ceded premiums written and earned	65.4	32.3	0.1
Other expenses	14.4	17.4	18.5
Net increase (decrease) in income (loss) before income taxes	$175.8	$ (41.4)	$ (4.4)

We did not purchase any corporate aggregate reinsurance to protect us from losses on premiums earned in 2003.

Underwriting results

Gross premiums written

Our gross premiums written by line of business are summarized as follows:

	Years Ended December 31,		
(dollars in millions)	**2001**	**2002**	**2003**
Property	$159.1	$270.2	$ 319.2
Workers' compensation	171.5	205.6	288.0
General liability	204.0	215.7	254.9
Commercial automobile	122.4	131.6	168.6
Commercial multi-peril	97.7	49.7	42.9
Surety	22.8	25.6	30.6
Total	$777.5	$898.4	$1,104.2

Gross premiums written by Crum & Forster and Seneca are summarized as follows:

	Years Ended December 31,		
(dollars in millions)	**2001**	**2002**	**2003**
Crum & Forster, excluding Seneca	$699.8	$792.4	$ 985.4
Seneca	77.7	106.0	118.8
Total	$777.5	$898.4	$1,104.2

For the year ended December 31, 2003, we generated gross premiums written of $1,104.2 million representing an increase of $205.8 million, or 22.9%, over the year ended December 31, 2002. The growth in gross premiums written was primarily due to the combined impact of an increase in our renewal retention level of 18 percentage points, price increases on renewal policies of 10% and an increase in new business of 19%. The 2003 growth in new business was attributable, in part, to our significant expansion of California workers' compensation business.

The growth for all periods in new business was attributable to an increased emphasis on larger premium accounts and expansion into new classes of business, which included directors' and officers' liability, surety and excess and surplus lines. The expansion of our distribution force also contributed to the growth. These positive effects on gross premiums written were partially offset by lower retention ratios, which were influenced by the implementation of a refocused underwriting philosophy in late 1999. Our retention rates declined from 51% in 2000 to 44% in 2001 to 42% in 2002. In 2003, however, our retention rate increased to 60%.

Highlights of our gross premiums written by line follow.

In 2003, property gross premiums written increased by $49.0 million, or 18.1%, over 2002, primarily as a result of a significant increase in renewal retention levels. Property gross premiums written increased 69.8% in 2002 due to the combined impact of unbundling these coverages as part of the commercial multi-peril line of business and Seneca's contribution to

50

property gross premiums written, which increased from $22.3 million in 2001 to $36.6 million in 2002. Much of the growth in this line in 2002 also came from targeted excess property policies.

In 2003, workers' compensation gross premiums written increased by $82.4 million, or 40.1%, over 2002, primarily as a result of increases in renewal retention levels, pricing and new business, as well as the expansion of operations in California. California insureds account for $72.8 million of the increase in gross premiums written in 2003. Workers' compensation gross premiums written increased 19.9% in 2002 as we increased our emphasis on large loss rated policies, written on either a guaranteed cost or loss sensitive basis, and expanded our operations in California, where the vast majority of the growth occurred.

In 2003, general liability gross premiums written increased by $39.2 million, or 18.2%, over 2002, primarily due to increases in renewal retention levels, pricing and new business. General liability gross premiums written increased 5.7% in 2002 primarily as a result of business from wholesale brokers and national brokers underwritten within the home office and the acquisition of Seneca.

In 2003, commercial automobile gross premiums written increased by $37.0 million, or 28.1%, over 2002, primarily due to increases in renewal retention levels, pricing and new business. Commercial automobile gross premiums written increased 7.5% in 2002. In 2000, we had significantly limited or eliminated the writing of selected classes of commercial automobile, including large fleet long-haul trucking and taxis and limousines. The increase in 2002 reflects improved pricing on the selected automobile classes we chose to write.

In 2003, commercial multi-peril gross premiums written decreased by $6.8 million, or 13.7%, over 2002 due to our significant de-emphasis of this line. The commercial multi-peril form is best suited to smaller commercial risks, the sector targeted by Seneca, which represents 97.6% of our 2003 gross premiums written in this line of business. Commercial multi-peril gross premiums written declined 49.1% in 2002. We intentionally wrote less commercial multi-peril business in 2000 through 2002 as we have emphasized writing property and liability coverages separately for larger accounts and eliminated the use of this form for higher hazard grades.

Surety gross premiums written increased by 19.5% in 2003 and by 12.3% in 2002, primarily as a result of the expansion of our contract surety business.

Net premiums written

Our net premiums written by line of business are summarized as follows:

(dollars in millions)	Years Ended December 31,		
	2001	2002	2003
Property	$117.9	$192.7	$223.1
Workers' compensation	149.0	174.2	267.5
General liability	106.6	138.4	191.6
Commercial automobile	102.6	113.5	155.1
Commercial multi-peril	52.0	35.6	33.4
Surety	13.4	15.1	20.1
Total	$541.5	$669.5	$890.8

Net premiums written (before deducting ceded premiums related to our corporate aggregate reinsurance of $65.4 million in 2001 and $32.3 million in 2002) increased by $94.9 million, or 15.6%, in 2002 and $189.2 million, or 27.0%, in 2003. The increases in 2002 and 2003 were generally in line with the growth in gross premiums written.

Net premiums earned

Net premiums earned (before deducting ceded premiums related to our corporate aggregate reinsurance of $65.4 million in 2001 and $32.3 million in 2002) increased by $76.2 million, or 13.5%, in 2002, and by $127.2 million, or 19.8%, in 2003. The growth in net premiums earned is due to higher net premiums written in 2002 and 2003. Net premiums earned reflect the amount of net premiums written applicable to the portion of the policy term that expires in a given period. We generally earn premiums on a pro rata basis over the period in which the coverage is provided.

Losses and LAE

Our reported calendar year loss and LAE ratios were 119.8%, 76.0% and 85.5% for the years ended December 31, 2001, 2002 and 2003, respectively, and include $183.1 million (36.6 percentage points), $21.3 million (3.5 percentage points) and $123.0 million (16.0 percentage points) attributable to adverse development of prior years' losses and LAE, respectively. Before the impact of corporate aggregate reinsurance, our calendar year loss and LAE ratios were 151.1%, 73.5% and 87.3% for the years ended December 31, 2001, 2002 and 2003, respectively, and include $421.1 million (74.5 percentage points), $29.6 million (4.6 percentage points) and $137.2 million (17.8 percentage points) attributable to adverse development of prior years' losses and LAE, respectively. Adverse development is the term given to an increase in the estimated liabilities for prior accident years' losses and LAE. Loss and LAE reserves represent the estimated future payments for losses already incurred. In the casualty lines of business particularly, it may take many years for the actual losses to be reported and settled. As actual losses are reported over time, reserve estimates are continually updated to reflect the actual loss emergence.

The adverse development before corporate aggregate reinsurance in calendar year 2003 of $137.2 million (17.8 percentage points) was primarily due to a deficiency in asbestos reserves, consistent with an industry-wide deterioration in asbestos liabilities caused by increases in the number of claimants filing asbestos claims and attorneys targeting new and previously peripheral defendants, including some of our insureds. Based on our actuarial reserve review, we strengthened our asbestos, environmental and other latent reserves by $153.6 million, principally in the general liability line of business for accident years prior to 1998. Asbestos liabilities accounted for $149.8 million of the development. These reserve increases were partially offset by favorable development of $73.3 million for accident years 2002 and prior excluding accident year 2001 which developed unfavorably by $56.9 million. The 2001 development was principally in the workers' compensation and general liability lines.

The adverse development before corporate aggregate reinsurance in calendar year 2002 of $29.6 million (4.6 percentage points) includes $67.6 million for asbestos liabilities, which was driven by increases in several large asbestos accounts. This adverse development was partially offset by favorable non-latent development of $38.0 million.

The adverse development before corporate aggregate reinsurance in calendar year 2001 of $421.1 million (74.5 percentage points) was concentrated in the casualty lines. Initial reserve estimates for the casualty lines are heavily influenced by expected loss ratios, which are based on assumptions about pricing and underwriting in each line of business. As actual losses are reported over time, reserve estimates are continually updated to reflect the actual loss emergence, with progressively less weight given to initial expected loss ratios. During 2001, actual reported losses in the casualty lines developed adversely compared to expectations. This adverse development was concentrated mostly in accident years 1998 and 1999, the low point of the industry-wide soft market. As the actual reported losses developed, it became apparent that the initial expected loss ratios were significantly understated, especially for accident years 1998 and 1999. The adverse loss experience was impacted by several classes of business, which proved unprofitable and have since been discontinued, including large fleet long-haul trucking, taxis and limousines and nursing homes. At the same time, organizational and process improvements resulted in claims philosophy changes that altered our reporting patterns, accelerating the recognition of the adverse development over the course of 2001. The actuarial reserve analyses completed during 2001 reflected the updated reported loss experience, resulting in significantly higher ultimate loss estimates in the casualty lines. The increase in reserves was recorded in the third quarter of 2001 based on the updated reported loss experience and the results of the updated actuarial analysis. Details of the 2001 adverse loss development by line of business follow:

- Adverse development of $224.2 million was recorded for general liability. Included in the adverse development was $74.5 million for asbestos, environmental and other latent liabilities, which was driven by increases in the estimated asbestos liabilities for several large insureds due to the adverse trends in asbestos. See ''—Critical accounting policies and estimates.'' In addition, reserves were increased significantly for non-latent liabilities. The non-latent development was driven predominantly by increases in umbrella losses, mostly due to increases in both the claim frequency and severity of losses in accident years 1998 and 1999 and with some impact due to an increase in claim frequency in accident year 1997. The increase in severity and frequency of umbrella loss claims was impacted by certain unprofitable classes of business, including trucking fleets, New York contractors and nursing homes, which we no longer write.

- Adverse development of $31.8 million was recorded for workers' compensation due to increases in loss severity in accident years 1998 and 1999. These increases in loss severity were impacted by certain classes of business, including heavy construction, which proved unprofitable and have since been discontinued.

- Adverse development of $81.6 million was recorded for commercial automobile liability, driven predominantly by accident years 1997, 1998 and 1999. The adverse loss experience was heavily impacted by certain unprofitable classes of business, which have since been discontinued, including taxis and limousines and large fleet long-haul trucking.

- Adverse development of $81.8 million was recorded for commercial multi-peril. Losses developed adversely in accident years 1995 through 1999, mostly driven by increased loss severity. Since 2000, we have dramatically decreased the volume of business written in this line due to its unprofitability, as we have emphasized writing property and liability coverages separately for larger accounts.

Our accident year loss and LAE ratios, as estimated at December 31, 2003 by line of business, net of per risk reinsurance but before benefit of corporate aggregate reinsurance, are summarized as follows:

	2001	2002	2003
Property	61.6%	40.7%	57.5%
Workers' compensation	97.8%	81.6%	84.5%
General liability	113.6%	64.7%	66.1%
Commercial automobile	87.7%	68.3%	74.0%
Commercial multi-peril	84.6%	56.8%	69.0%
Surety	45.9%	51.7%	34.3%
Accident year loss and LAE ratio	91.4%	63.5%	69.5%

Our accident year loss and LAE ratio improved from 91.4% for accident year 2001 to 69.5% for accident year 2003 without giving effect to our corporate aggregate reinsurance. This improvement reflects the estimated impact of our underwriting actions, as well as improved pricing conditions over the last three years. These accident year loss ratios represent management's estimate, as of December 31, 2003, of the ultimate cost, expressed as a percentage of net earned premiums for each respective year, of covered claims or events, including settlement costs. For our casualty lines of business in particular, where the ''tail'', or period from the occurrence of the claim to final settlement, may span several years, the estimates are based on a number of assumptions and accordingly, are subject to significant variability. See ''—Critical accounting policies and estimates''.

Our 2003 property loss and LAE ratio increased mainly as a result of higher catastrophe losses in 2003 and reductions in pricing of approximately 7%. The improvement in the property loss ratio in 2002 reflects improved pricing of 18%, relatively uneventful catastrophe seasons and the impact of the September 11, 2001 claims.

Similar underwriting actions, coupled with substantial price increases of 18% in 2003 improved the workers' compensation loss and LAE ratio by 13.4 percentage points from 2001 to 2003. We have significantly expanded our workers' compensation writings in California since 2000. While we believe that this business will generate a profit, California workers' compensation results have historically been unprofitable for much of the industry. Our limited historical experience in California, along with the aforementioned industry results, add uncertainty to our workers' compensation loss ratio.

The general liability loss ratio improvement of approximately 47.6 percentage points since accident year 2001 is the result of substantial underwriting actions to eliminate unprofitable classes of business such as New York contractor business. In addition, our general liability line has experienced substantial price increases over this two year period, including price increases in umbrella policies of 34% and 20% in 2002 and 2003, respectively.

Commercial automobile loss and LAE ratio improvements from 2001 to 2003 reflect the effects of the runoff of several highly unprofitable classes of business written in policy years 1997 to 2000. These classes included passenger transit, trucking and automobile dealers. Strong pricing, including average increases of 17% and 15% in 2002 and 2003, respectively, and rigorous re-underwriting resulted in an improvement in this loss and LAE ratio of 13.4 percentage points since accident year 2001.

The commercial multi-peril loss and LAE ratio reflects the impact of substantial unbundling of property and liability coverages and re-underwriting.

Underwriting expenses

Underwriting expenses are comprised of acquisition costs and other underwriting expenses. Policy acquisition costs are composed principally of commissions paid to producers and premium taxes. Other underwriting expenses consist of all other operating expenses associated with our underwriting activities and include salaries and benefits, information technology and rent. Our reported underwriting expense ratios have been adversely affected by the ceded premiums on our corporate aggregate reinsurance. We believe an analysis of our underwriting expenses without giving effect to our corporate aggregate reinsurance more accurately reflects the impact of our expense reduction efforts and we analyze our underwriting expenses on that basis below. Our underwriting expense ratios, before and after adjustments for corporate aggregate reinsurance, are summarized as follows:

	Years Ended December 31,		
	2001	**2002**	**2003**
Underwriting expense ratio	37.3%	31.9%	29.3%
Underwriting expense ratio, as adjusted	33.0%	30.3%	29.3%

Our policy acquisition expense ratio, as adjusted, increased from 11.9% in 2002 to 12.8% in 2003, primarily due to lower ceded premiums on which a ceding commission is paid by the reinsurers. The acquisition expense ratio, as adjusted, remained constant at 11.9% between 2001 and 2002.

Our other underwriting expense ratio, as adjusted, declined from 21.1% in 2001 to 18.4% in 2002 and to 16.5% in 2003, reflecting expense reduction coupled with premium growth in 2002 and an expense growth rate less than the premium growth rate in 2003.

Dividends to policyholders

The policyholder dividend ratio (dividends to policyholders expressed as a percentage of earned premium) declined from 0.5% for 2001 to (0.5)% for 2002, and to (0.7)% for 2003. The lower policyholder dividend ratio reflects our decision in early 2000 to substantially eliminate participating workers' compensation policies and the release of redundant policyholder dividend reserves in 2002 and 2003.

Investment results

Information on our investment results is summarized as follows:

	Years Ended December 31,		
(dollars in millions)	**2001**	**2002**	**2003**
Average investments, including cash and cash equivalents, at book value	$2,539.7	$2,392.7	$2,741.4
Net investment income	$ 119.2	$ 113.8	$ 69.6
Gross investment yield	5.5%	5.8%	3.5%
Net investment yield	4.7%	4.8%	2.5%

Our net investment income was $119.2 million, $113.8 million and $69.6 million in 2001, 2002 and 2003, respectively. The decrease in net investment income in 2003 of $44.2 million, or 38.8%, was primarily the result of lower investment yields caused by the change in investment mix within our portfolio in 2003. The proceeds from realized investment gains of $270.9 million in 2003 were held in historically low-yielding short-term investments, pending long term reinvestment. The net investment yield over the three year period was also affected by interest charged on funds withheld from reinsurers under our corporate aggregate reinsurance contracts. The decrease in net investment income of $5.4 million, or 4.5%, in 2002 was due to the decline in average invested assets of approximately $147.0 million, which was driven by maturing claim payments, partially offset by a slightly higher net investment yield.

In May 2003, we realized investments gains of $40.7 million on the sale of common stock and debentures of Hub International Limited (''Hub''), a publicly traded (NYSE:HBG) insurance brokerage business, of which Fairfax is the largest shareholder. The Hub securities were sold to a consolidated subsidiary of Fairfax, Northbridge Financial Corporation (''Northbridge''), in exchange for 7.7 million common shares of Northbridge. The excess of the fair value of the Hub securities ($83.9 million) over our acquired interest in the net assets of Northbridge ($75.1 million) of $8.8 million has been recorded as a reduction to additional paid-in capital. Northbridge is an insurance holding company engaged, through its wholly-owned subsidiaries, in the property casualty insurance business in Canada. As an insurance holding company, the business strategy, operations and financial structure of Northbridge are better aligned with us than are those of Hub, an insurance broker, so given the opportunity, we chose to exchange Hub securities for those of Northbridge.

In December 2003, we redeemed 1.8 million shares in HWIC Asia Fund (''HWIC'') at $33.50 per share in order to realize an investment gain for statutory accounting purposes. HWIC is an investment fund owned 100% by Fairfax affiliates, which invests in a diversified portfolio of listed equity and equity-related securities in Asia. In order to complete the redemption, HWIC liquidated a portion of the fund, selling underlying securities to third parties. Total proceeds from the redemption were $60.0 million and we realized a gain on the redemption in the amount of $15.7 million. We reinvested $25.0 million in HWIC in January 2004.

Net realized investment losses in 2001 of $5.4 million principally related to the other than temporary decline in a single security. Net realized investment gains were $41.5 million in 2002 and $270.9 million in 2003 due to favorable markets for fixed income and equity securities. Included in net realized investment gains in 2003 was $13.8 million of an other than temporary impairment of a single security.

Other income and expense

Other expense, net was $5.9 million for the year ended December 31, 2003 as compared to other income, net of $16.2 million for the year ended December 31, 2002 as the result of higher corporate expenses in 2003. For the year ending December 31, 2002, other income, net increased by $11.9 million from $4.3 million to $16.2 million. Other income, net for 2002 includes $18.4 million recognized in conjunction with the termination of the lease on our home office in Morristown, NJ (a new lease of this facility was subsequently entered into). The $18.4 million related to a fair value rent adjustment recorded at the date we were acquired by Fairfax. For the year ended December 31, 2001, the principal component of other income was negative goodwill amortization of $9.8 million, partially offset by $4.0 million in employee severance costs.

Income tax expense (benefit)

The effective tax rate approximated the federal statutory income tax rate of 35% for the years ended December 31, 2002 and 2003. In 2001, the effective tax rate (income tax expense (benefit) divided by income (loss) before income taxes) was (37.4%) due to negative goodwill amortization.

Quarterly results of operations

Our quarterly results of operations for 2003 are summarized as follows:

(dollars in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$ 171.8	$ 173.2	$ 204.3	$ 219.6
Net investment income	22.8	17.0	13.2	16.6
Net realized investment gains	50.2	167.9	14.6	38.2
Other income, net	0.3	0.2	-	-
Total revenues	245.1	358.3	232.1	274.4
Losses and LAE	119.7	130.1	138.5	269.0
Policy acquisition costs	21.9	23.6	26.2	27.0
Other underwriting expenses	30.6	30.3	33.8	31.9
Dividends to policyholders	(3.0)	-	-	(2.0)
Interest expense	-	2.3	8.2	8.2
Other expense, net	-	-	5.4	1.0
Total losses and expenses	169.2	186.3	212.1	335.1
Income (loss) before income taxes	75.9	172.0	20.0	(60.7)
Income tax expense (benefit)	26.1	60.6	6.1	(21.3)
Net income (loss)	$ 49.8	$ 111.4	$ 13.9	$ (39.4)
Combined ratio	98.5%	106.2%	97.2%	148.4%

The net loss in the fourth quarter is primarily the result of reserve actions taken in December. See ''Losses and LAE'' for further discussion.

Liquidity and capital resources

Liquidity is a measure of our ability to generate sufficient cash flows to meet the short and long term cash requirements of our business operations.

Holding company

Our holding company requires cash to meet its annual debt service obligations (approximately $31.1 million per annum), to pay corporate expenses (approximately $6.4 million in 2003) and, ultimately, to repay the $300 million Senior Notes due 2013. As a holding company with no direct operations, Crum & Forster's assets consist primarily of its investments in the capital stock of its insurance subsidiaries. Our ability to satisfy our obligations, including interest and principal on the notes in the future, is primarily dependent on the dividend paying capacity of such subsidiaries. State insurance laws restrict the amount of shareholder dividends insurance companies may pay without prior approval of regulatory authorities. The ability of our insurance subsidiaries to pay dividends depends, among other things, on such subsidiaries having positive statutory earned surplus. As of December 31, 2003, US Fire reported statutory earned surplus of $145.6 million and North River reported negative statutory earned surplus of $5.5 million. As a result, US Fire has dividend paying capacity of $80.0 million and North River does not have any dividend paying capacity for 2004. See "Risk factors—Risks relating to the notes."

On June 5, 2003, Crum & Forster Funding Corp. issued $300.0 million principal amount of 10^{3}/$_{8}$% Senior Notes due 2013. Crum & Forster Funding Corp. is a Delaware corporation formed by Policy, Inc., an unaffiliated third party, as a special purpose entity solely for the purpose of issuing the 10^{3}/$_{8}$% Senior notes due 2013. On June 30, 2003, we assumed all of Crum & Forster Funding Corp.'s outstanding obligations under such notes and the indenture governing these notes. The notes, which bear interest payable semi-annually at 10^{3}/$_{8}$%, mature on June 15, 2013. The net proceeds from the offering of approximately $291.0 million were used to fund an interest escrow account of approximately $63.1 million to make the first four semi-annual interest payments and to pay a dividend to Fairfax Financial in the amount of $217.9 million with the remainder used to pay certain financing costs. The first interest payment on the notes, totaling $16.4 million was made on December 15, 2003. Pursuant to the registration rights agreement we entered into in connection with the offering of the old notes, since January 1, 2004, the old notes have, and currently are, accruing additional interest at a rate of 0.25% per annum. We must pay additional interest until the exchange offer for the old notes is completed. Beginning April 1, 2004, additional interest will accrue at a rate of 0.50% and will increase by 0.25% for each subsequent fiscal quarter during which the exchange offer has not been completed, to a maximum of 1.0%.

Under certain conditions, we have the ability, to borrow up to a maximum of $40.0 million from Fairfax to meet certain corporate obligations. Borrowings under this agreement, if any, bear no interest and are due and payable in June 2018. To date, there have been no borrowings under this agreement. To the extent that our insurance subsidiaries' dividend capacity after the exhaustion of the interest escrow account is insufficient to meet the our obligations under the notes, borrowings from Fairfax would be available to fund those obligations.

The agreements governing the bank credit facilities of Fairfax contain restrictive covenants which prohibit Fairfax, with certain exceptions, from allowing us to borrow money, encumber any of our property or assets, acquire or attempt to acquire direct or indirect control of another person or asset where the acquisition is being contested or resisted, effect a reorganization, consolidation, merger, amalgamation or other business combination with any person other than a wholly-owned subsidiary of either us or Fairfax, dispose of our property or assets other than in a bona fide disposition for fair value to an arm's length third party or to Fairfax or one of its wholly-owned subsidiaries, or enter into any agreements that limit the amount of dividends or management fees payable by us to Fairfax. Although Crum & Forster is not a party to the Fairfax credit facility, it is expected, and should be assumed, that Fairfax will not permit Crum & Forster to borrow additional funds unless we are permitted to do so pursuant to the Fairfax credit facility. This affects our ability to incur debt pursuant to bank loans or to raise funds in the capital markets. US Fire, North River, CF Indemnity, CF Underwriters and CF Insurance have each entered into, or are in the process of entering into, a master securities repurchase agreement, which allows these companies to raise funds through repurchase arrangements with Fairfax. With the exception of North River and CF Insurance, which received regulatory approval for the agreements on January 8, 2004, these companies received regulatory approval for, and entered into, these agreements in 2000 and 2001. Under these agreements, US Fire and North River may raise a maximum of $100.0 million at any one time and CF Indemnity, CF Underwriters and CF Insurance are limited to $5.0 million each.

Cash provided by financing activities, which relate principally to holding company activities, was $9.1 million, $0.3 million and $0.4 million for 2001, 2002 and 2003, respectively. A capital contribution of $0.3 million was received from Fairfax in 2002 and no shareholder dividends were paid. Financing cash flows in 2003 were the result of offering costs from the issuance of the old notes, which had not been paid at December 31, 2003.

Insurance operating subsidiaries

At our insurance subsidiaries, cash provided by operating activities primarily consists of premium collections, reinsurance recoveries (including commutation proceeds), investment income and, if applicable, income tax refunds. Cash provided from these sources is generally used for payment of losses and LAE, policy acquisition costs, operating expenses, ceded reinsurance premiums, income taxes and dividends, when permitted.

In 2000 and 2001, we aggressively re-underwrote our book of business, resulting in reduced premiums written, particularly in 2000, as compared to pre-acquisition levels. As a result of lower cash flows from premiums in 2001 and 2002, coupled with significant claim payments related to years in which we wrote considerably more business, we experienced negative cash flows from operations in 2001 and 2002. Our insurance operating subsidiaries funded these cash outflows from operations with the orderly sale of selected portfolio securities with little or no losses, maturities of fixed income securities and investment income. In 2003, we experienced significant positive operating cash flows as the result of significant increases in premiums written, relatively stable claims payments as compared to 2002 and cash generated from two large commutations completed in December 2003. In 2004, we anticipate positive cash flows from operations, although lower than experienced in 2003. We expect that price increases on renewal policies, new business growth and higher renewal retention ratios will contribute to premium growth in 2004, partially offsetting the loss of non-recurring cash flows from the commutations and increases in income tax payments following the exhaustion of a substantial portion of our net operating loss carryforwards in 2003. Claims payments in 2004 are expected to remain relatively level. In the near future, we expect that our cash flows from operations will remain positive, with cash generated from premiums and investments being sufficient to pay current claims. However, we can give no assurance as to our ability to generate such positive cash flows.

Cash used in operating activities, net amounted to $286.2 million and $109.3 million for 2001 and 2002, respectively, and cash provided by operating activities was $388.6 million in 2003. Cash used in operating activities improved in 2002 as a result of increased premium collections and reduced claim payments. Net premiums written increased by $128.0 million in 2002 compared to 2001 and loss and LAE payments decreased by $246.9 million in 2002 compared to 2001. Reinsurance recoverables also decreased as a result of cash collections on paid losses. Claims payments in 2002 offset increases in unpaid losses and LAE, causing a decrease in unpaid losses and LAE and contributing to the net cash outflow from operating activities. The principal reasons for improved cash flows from operations in 2003 were $234.3 million in proceeds received on commutation of two reinsurance treaties, growth in gross premiums written, lower ceded premiums on the corporate aggregate reinsurance program and higher reinsurance and other recoveries.

Cash provided by investing activities during 2001, 2002 and 2003 was $461.5 million, $44.5 million and $1,483.8 million, respectively. In 2002, we sold investments to take advantage of favorable market conditions, generating approximately $41.5 million in realized investment gains. In 2003, sales of fixed income securities generated proceeds, net of purchases, of $1,501.8 million for the year ended December 31, 2003, as compared to $105.8 million for 2002.

The aggregate carrying value of our invested assets at our insurance subsidiaries, including cash and cash equivalents, was $2.3 billion, $2.4 billion and $3.2 billion as of December 31, 2001, 2002 and 2003, respectively. The $0.1 billion increase in cash and invested assets in 2002 resulted from higher premium collections, partially offset by payment of maturing claims. Net unrealized investment losses before taxes were $130.9 million at December 31, 2001, and net unrealized investment gains before taxes were $41.3 million at December 31, 2002, relating principally to our fixed income portfolio, the value of which increased as interest rates fell during the period. The increase in invested assets in 2003 of $0.8 billion was partially the result of operating cash flows of $388.6 million. Favorable market movements and associated capital gains in our fixed income and equity portfolios also contributed heavily to the increase in invested assets.

Total gross unrealized losses on available-for-sale securities as of December 31, 2003 were $6.4 million, of which $5.3 million was attributed to fixed income securities and $1.1 million was attributed to equity securities. Approximately 58.5%, or $3.1 million, of the fixed income portfolio gross unrealized losses can be attributed to U.S. Treasury securities, with the remaining 41.5%, or $2.2 million, attributed to corporate bonds.

Approximately 7.6%, or $0.4 million, of the fixed income portfolio gross unrealized losses are attributed to a security that has experienced a percentage decline in market value of 10% or more. Securities that experience price declines of 10% or more are reviewed at least quarterly for impairment. Our review involves detailed credit analysis in the case of non-U.S. Treasury securities. While a 10% price decline is considered significant, upon review of securities in this category, we have concluded that such price declines are temporary market price fluctuations. As such, we intend to hold these securities until maturity or until the anticipated recovery in market value occurs. We have the ability to do this because the combined carrying value of these securities is minimal. In addition, we have significant cash reserves available to satisfy our future liquidity needs at our insurance operating subsidiaries.

Our gross unrealized losses of $6.4 million at December 31, 2003 include no securities that have been in an unrealized loss position for greater than 12 months. Based on our monitoring and continued impairment review of these securities, we believe the declines in value of these securities to be temporary.

The number of continuous months in which securities in an unrealized loss position at December 31, 2003 had been in such position is summarized as follows:

Number of Months (dollars in millions)	At December 31, 2003	
	Fair Value	Unrealized Loss
Investment grade fixed income		
0 — 6	$ 56.4	$ (2.3)
7 — 12	7.7	(0.8)
>12	-	-
Below investment grade fixed income		
0 — 6	$ 43.0	$ (2.2)
7 — 12	-	-
>12	-	-
Total fixed income		
0 — 6	$ 99.4	$ (4.5)
7 — 12	7.7	(0.8)
>12	-	-
Common Stocks		
0 — 6	$ 5.0	$ -
7 — 12	9.9	(1.1)
>12	-	-

The following table summarizes the fair value, by the earliest contractual maturity, of our fixed income portfolio with unrealized losses at December 31, 2003:

(dollars in millions)	At December 31, 2003	
	Fair Value	Unrealized Loss
Due in one year or less	$ 4.1	$ (0.4)
Due after one through five years	42.8	(1.8)
Due after five through ten years	-	-
Due after ten years	60.2	(3.1)
Total	$107.1	$ (5.3)

For the years ended December 31, 2001, 2002 and 2003 we recognized gross realized losses of $2.0 million, $3.0 million and $4.8 million, respectively, on fixed income securities sold that were in an unrealized loss position in the previous reporting year. The aggregate fair value at the date of sale for these securities was $334.4 million, $13.0 million and $121.6 million, respectively.

Our stockholder's equity was $719.6 million, $979.2 million and $906.1 million as of December 31, 2001, 2002 and 2003, respectively.

Our combined policyholders' surplus increased from $689.6 million at December 31, 1999 to $1,107.4 million at December 31, 2003, and our ratio of statutory net premiums written to surplus has remained relatively stable and was 0.80x at December 31, 2003, respectively. Statutory surplus is an important measure utilized by us, our regulators and rating agencies to assess our ability to support business operations.

	Years Ended December 31,		
(dollars in millions)	2001	2002	2003
Combined policyholders' surplus	$708.4	$856.4	$1,107.4
Operating leverage (statutory net premiums written to end of period surplus)..	0.77x	0.78x	0.80x

In 2002, we were permitted to record under statutory accounting principles an additional $60.0 million of deferred income tax assets at our New York domiciled insurers.

Our contractual obligations are summarized as follows:

Contractual Obligations	Total	Less than 1 year	1 — 3 years	3 — 5 years	Over 5 years
Long Term Debt	$300,000	$ -	$ -	$ -	$300,000
Operating Leases	94,519	14,666	22,459	10,511	46,883
Information Technology Services Agreement	7,854	4,284	3,570	-	-
Total	$402,373	$18,950	$26,029	$10,511	$346,883

Terrorism risk and legislation

TRIA was signed into law on November 26, 2002. TRIA establishes a program terminating December 31, 2005 under which the federal government will share the risk of loss from certain acts of international terrorism with the insurance industry. The program is applicable to substantially all commercial property and casualty lines of business and participation by insurers writing such lines is mandatory. Under TRIA, all terrorism exclusions contained in policies in force on November 26, 2002 were voided. For policies in force on or after November 26, 2002, insurers are required to provide coverage for losses arising from acts of terrorism as defined by TRIA on terms and in amounts which may not differ materially from other policy coverages. To be covered under TRIA, aggregate losses from the act must exceed $5 million, the act must be perpetrated within the U.S. on behalf of a foreign person or interest and the U.S. Secretary of the Treasury must certify that the act is covered under the program.

Under TRIA, the federal government will reimburse insurers for 90% of losses above a defined insurer deductible. The deductible for each participating insurer is based on a percentage of the combined direct earned premiums in the preceding calendar year of the insurer, defined to include its subsidiaries and affiliates. The percentage is 10% for 2004 and 15% for 2005. Based on the direct earned premiums of the participating Fairfax insurers in 2003, the aggregate deductible of the Fairfax group is approximately $240 million for 2004, all of which could potentially be borne by a single subsidiary of Fairfax. Federal reimbursement of the insurance industry is limited to $100 billion in each of 2003, 2004 and 2005. Under certain circumstances, the federal government may require insurers to levy premium surcharges on policyholders to recoup for the federal government its reimbursements paid.

After November 26, 2002, we commenced a process of offering and quoting terrorism coverage on approximately 16,000 policies and bonds in force as of the enactment date. Additionally, we have developed specific underwriting and pricing guidelines for terrorism coverage for subsequent new and renewal business. For certain classes of business, such as workers' compensation, terrorism coverage is mandatory. For those classes where coverage is not mandatory, insureds may choose not to accept terrorism coverage. Based on experience through December 31, 2003, approximately 12% of policyholders in our property lines of business have accepted terrorism coverage through December 31, 2003.

In general, our reinsurance contracts provide coverage for acts of terrorism not covered under TRIA (i.e., ''domestic'' terrorism) but do not cover TRIA-certified acts and do not cover acts of terrorism involving nuclear, biological or chemical events. The first layer of our workers' compensation treaty ($3 million excess of $2 million per occurrence) includes coverage for all non-TRIA terrorist acts. The remaining limits up to $183 million exclude all terrorist acts, as defined. Effective March 19, 2003, we purchased coverage from nSpire Re Limited, formerly ORC Re Limited, a subsidiary of Fairfax, for TRIA-certified acts in an amount and on terms which reduce our exposure to such acts to the amount of our deductible based on our pro forma stand-alone direct earned premium. This contract was renewed for 2004 based on a pro forma stand-alone deductible of $98.0 million.

While the provisions of TRIA and the purchase of terrorism coverage described above mitigate our exposure in the event of a large-scale terrorist attack, our effective deductible is significant. Further, our exposure to losses from terrorist acts is not limited to TRIA events since domestic terrorism is generally not excluded from our policies and, regardless of TRIA, some state insurance regulators do not permit terrorism exclusions for various coverages or causes of loss. Accordingly, we continue to monitor carefully our concentrations of risk. See ''Business— Catastrophe management.''

Regulatory issues

As of December 31, 2003, US Fire and CF Indemnity were redomesticated from the state of New York to the state of Delaware. In Delaware, earned surplus equals unassigned surplus, whereas in New York gross unrealized investment gains and deferred tax assets are both deducted from unassigned surplus. In addition, income tax payments must be held in escrow under certain circumstances in New York. There is no such requirement in Delaware.

The NAIC uses risk-based capital (RBC) formulas for property and casualty insurers which serve as an early warning tool by the NAIC and state regulators to identify companies that are undercapitalized and merit further regulatory attention or the initiation of regulatory action. Our property and casualty companies have more than sufficient capital to meet the RBC requirements.

The NAIC has revised the Accounting Practices and Procedures Manual (Codification). The revised manual was effective January 1, 2001. The domiciliary states of our insurance subsidiaries have adopted a majority of the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that our insurance subsidiaries use to prepare their statutory-basis financial statements. In 2001, adoption of the manual increased statutory surplus of our property and casualty insurance companies by approximately $10.3 million in the aggregate. In 2002, the New York Insurance Department adopted substantially all of the income tax provisions in the Codification, which resulted in an additional increase to statutory surplus at December 31, 2002 of approximately $60.0 million as a result of the admittance of deferred tax assets for the property and casualty insurance companies domiciled in New York. Delaware also admits deferred tax assets pursuant to the Codification and the change in US Fire's and CF Indemnity's domicile to Delaware had no impact on surplus in this regard.

Ratings

The claims-paying abilities of insurers are rated to provide both insurance consumers and industry participants with comparative information on specific insurance companies. Claims-paying ratings are particularly important for the marketing of insurance coverages that have a long settlement period, such as umbrella, or involve large premium expenditures by sophisticated purchasers. Higher ratings generally indicate greater financial strength and a stronger ability to pay claims. Ratings focus on factors such as results of operations, capital resources, debt-to-equity ratio, demonstrated management expertise in the insurance business, marketing, investment operations, minimum policyholders' surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy. Our operating subsidiaries (other than Seneca) are part of an insurance group that has an ''A–'' rating from A.M. Best (the fourth highest of 15 ratings) with a negative outlook and a ''BBB'' financial strength rating from Standard & Poor's (the fourth highest of nine ratings categories). Standard & Poor's downgraded Crum & Forster to ''BBB'' on November 7, 2001. Seneca has an ''A–'' rating, with a negative outlook, from A.M. Best and a ''BBB'' financial strength rating from Standard & Poor's. A.M. Best has advised us that although it is encouraged by the improved underlying trends exhibited in our recent underwriting performance, the rating outlook is negative, and contingent upon management's ability to ultimately achieve our near-term calendar year combined ratio targets and improved financial flexibility of our ultimate parent, Fairfax.

Critical accounting policies and estimates

Our consolidated financial statements and related notes thereto are prepared in accordance with GAAP. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of material contingent assets and liabilities as of the balance sheet date and the revenues and expenses reported during the relevant period. In general, management's estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that are believed to be reasonable under the known facts and circumstances.

The accounting policies and estimates discussed below are those that require us to make assumptions about highly uncertain matters. If we were to make different assumptions about those matters or if actual results were to differ significantly from estimates, our reported consolidated results of operations and financial condition could be materially affected.

Our significant accounting policies are described in note 2 to our consolidated financial statements.

Unpaid losses and LAE

Unpaid losses and LAE include reserves for unpaid reported losses and for losses incurred but not reported (IBNR). The reserve for unpaid reported losses for our general operations is established by management and represents the estimated ultimate cost of events or conditions that have been reported to or specifically identified by us.

We are notified of insured losses and our claims personnel or independent claims adjusters hired by us initially set up case reserves for the estimated amount of the settlement, if any. The estimate reflects the judgment of claims personnel based on general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of counsel, with the goal of setting the reserve at the ultimate expected loss amount as soon as information becomes available.

For reported losses, we establish case reserves within the parameters of coverage provided in the insurance policy. For IBNR losses, we estimate reserves using established actuarial methods. We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. We also take into consideration other variables such as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, changes in claims handling practices and inflation. We consider not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law, our approach to claim resolution, and, in turn, claim costs. Reserves are also established to provide for the estimated expense of settling claims, including legal and other fees, and the general expense of administering the claims adjustment process.

For certain catastrophic events, there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and LAE. Reserves are reviewed regularly and, as experience develops and additional information becomes known, including revised industry estimates of the magnitude of a catastrophe, the reserves are adjusted as we deem necessary.

Because many of the coverages we offer involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to our ultimate exposure to losses are an integral and necessary component of our loss reserving process. We analyze our reserves by considering a range of estimates bounded by a high and low point, and record our best estimate within that range. We adjust reserves established in prior years as loss experience develops and new information becomes available. Adjustments to previously estimated reserves, both positive and negative, are reflected in our financial results in the periods in which they are made, and are referred to as prior period development. Because of the high level of uncertainty involved in these estimates, revisions to our estimated reserves could have a material impact on our results of operations in the period recognized, and ultimate actual payments for claims and LAE could turn out to be significantly different from our estimates.

We wrote general liability, commercial multi-peril and umbrella policies under which our policyholders continue to present asbestos, environmental and other latent claims. The vast majority of these claims are presented under policies written many years ago. There are significant uncertainties in estimating the amount of reserves required for asbestos, environmental and other latent exposure claims. Reserves for these exposures cannot be estimated solely with the traditional loss reserving techniques described above, which rely on historical accident year development factors and take into consideration the previously mentioned variables. Among the uncertainties relating to asbestos, environmental and other latent reserves are a lack of historical data, long reporting delays, and complex unresolved legal issues regarding policy coverage and the extent and timing of any such contractual liability. Courts have reached different and frequently inconsistent conclusions as to when losses occurred, which claims are covered, the circumstances under which the insurer has an obligation to defend, how policy limits are determined and how policy exclusions are applied and interpreted. Plaintiffs often are able to choose from a number of potential venues to bring an action in the court that they expect will be most advantageous to their claims.

Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. The litigation environment has become increasingly adverse. More than half of the lawsuits filed in recent years have been filed in five plaintiff-oriented states, where significant verdicts historically have been rendered against commercial defendants. We believe that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Even when these claims are resolved without loss payment, as a large portion of them are, significant expense costs are paid to defend the claims. Generally speaking, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contained an absolute asbestos exclusion.

Over the past few years the industry has experienced an increase over prior years in the number of asbestos claimants, including claims by individuals who do not appear to be impaired by asbestos exposure. It is generally expected throughout the industry that this trend will continue. The reasons for this evident increase are many: more intensive advertising by lawyers seeking additional claimants, increased focus by plaintiffs on new and previously peripheral defendants, an increase in the number of entities seeking bankruptcy protection and a rush to file claims before potential implementation of proposed legislative reforms. To date, this continued flow of claims has forced approximately 68 manufacturers and users of asbestos products into bankruptcy. These bankruptcies have, in turn, aggravated both the volume and the value of claims against viable asbestos defendants. Accordingly, there is a high degree of uncertainty with respect to future exposure from asbestos claims, both in identifying which additional insureds may become targets in the future and in predicting the total number of asbestos claimants.

Early asbestos claims focused on manufacturers and distributors of asbestos-containing products. Thus, the claims at issue largely arose out of the products hazard and typically fell within the policies' aggregate limits of liability. Increasingly, insureds have been asserting that their asbestos claims are not subject to these aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence, potentially creating even greater exposure for primary insurers. Generally, insureds who assert these positions are installers of asbestos products or property owners who allegedly had asbestos on their property. In addition, in an effort to seek additional insurance coverage some insureds that have eroded their aggregate limits are submitting new asbestos claims as ''non-products'' or attempting to reclassify previously resolved claims as non-products claims. The extent to which insureds will be successful in obtaining coverage on this basis is uncertain, and, accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

Our asbestos exposure is related mostly to insureds that are peripheral defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products as well as premise owners. For the most part, these insureds are defendants on a regional rather than a nationwide basis. As the financial assets and insurance recoveries of traditional asbestos defendants have been depleted, plaintiffs are increasingly focusing on these peripheral defendants. We are experiencing an increase in asbestos claims on our policies.

Our gross and net reserves (net of per risk reinsurance but before benefit of corporate aggregate reinsurance) from asbestos exposures are summarized as follows:

| | Years Ended December 31, | | | | | |
| | 2001 | | 2002 | | 2003 | |
(dollars in millions)	Gross	Net	Gross	Net	Gross	Net
Unpaid asbestos losses and allocated LAE ("ALAE"), beginning of year....	$271.2	$174.1	$298.2	$228.1	$370.9	$264.8
Asbestos losses and ALAE incurred during the year	77.8	69.2	104.7	67.6	195.6	149.8
Asbestos losses and ALAE paid during the year	50.8	15.2	32.0	30.9	71.3	48.2
Unpaid asbestos losses and ALAE, end of year	$298.2	$228.1	$370.9	$264.8	$495.2	$366.4
Number of insureds with open claims, end of year.......................	301		334		433	

Hazardous waste sites present another significant potential exposure. The federal "Superfund" law and comparable state statutes govern the cleanup and restoration of toxic waste sites and formalize the concept of legal liability for cleanup and restoration by "potentially responsible parties" (PRPs). These laws establish the means to pay for cleanup of waste sites if PRPs fail to do so, and to assign liabilities to PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present land owners or past or present site operators. Most sites have multiple PRPs. Most insurance policies issued to PRPs did not expressly cover the costs of pollution cleanup. Pollution was not a recognized hazard at the time many of these policies were issued. Over time judicial interpretations in many cases have found that the scope of coverage of the policies included pollution exposure. Since 1986, however, most general liability policies exclude coverage for such exposures.

There is great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. To date, approximately 1,500 cleanup sites have been identified by the Environmental Protection Agency (EPA) and included in its National Priorities List (NPL). State authorities have identified many additional sites. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the PRPs varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions on several issues. These uncertainties are unlikely to be resolved in the near future.

Uncertainties also remain as to the Superfund law itself. The excise tax imposed to fund Superfund lapsed at the end of 1995 and has not been renewed. While a number of proposals to reform Superfund have been put forward by various parties, no reforms have been enacted by Congress since then. It is unclear what legislation, if any, will be enacted in the future and what potential effect it will have on the insurance industry. In the absence of federal movement on Superfund, though, the enforcement of Superfund liability is shifting to the states, who are reconsidering state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicts among states becomes greater, increasing the uncertainty of the cost to remediate state sites.

Within our operating companies, environmental pollution losses have been developing as expected over the past few years as a result of stable claim trends. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Our gross and net reserves (net of per risk reinsurance but before benefit of corporate aggregate reinsurance) from environmental exposures are summarized as follows:

| | Years Ended December 31, | | | | | |
| | 2001 | | 2002 | | 2003 | |
(dollars in millions)	Gross	Net	Gross	Net	Gross	Net
Unpaid environmental losses and ALAE, beginning of year	$232.6	$145.4	$217.8	$124.8	$163.2	$105.8
Environmental losses and ALAE incurred during the year	7.9	2.1	(34.8)	(3.1)	(21.7)	1.9
Environmental losses and ALAE paid during the year	22.7	22.7	19.8	15.9	11.0	8.9
Unpaid environmental losses and ALAE, end of year	$217.8	$124.8	$163.2	$105.8	$130.5	$ 98.8
Number of insureds with open claims, end of year	330		352		358	

In addition to asbestos and environmental pollution, we face exposure to other types of mass tort claims. These other latent claims include chemical products, sick building syndrome, lead paint, gas and vapors and pharmaceutical products.

Our gross and net reserves (net of per risk reinsurance but before benefit of corporate aggregate reinsurance) from other latent exposures are summarized as follows:

(dollars in millions)	Years Ended December 31,					
	2001		2002		2003	
	Gross	Net	Gross	Net	Gross	Net
Unpaid other latent losses and ALAE, beginning of year	$52.0	$31.1	$50.1	$27.3	$43.5	$28.3
Other latent losses and ALAE incurred during the year	3.0	3.2	(1.1)	3.3	20.8	1.9
Other latent losses and ALAE paid during the year	4.9	7.0	5.5	2.3	23.5	3.5
Unpaid other latent losses and ALAE, end of year	$50.1	$27.3	$43.5	$28.3	$40.8	$26.7
Number of insureds with open claims, end of year	144		180		201	

We have continued to see the emergence of the trends noted above, including an increased number of claimants filing asbestos claims against our insureds, an increased value of claims against viable asbestos defendants as co-defendants seek bankruptcy protection, and an increased number of insureds asserting that their asbestos claims are not subject to aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence. Due to the inherent uncertainties described above and to the potential impact of recent trends, our ultimate liability for asbestos, environmental and other latent claims may vary substantially from the amount currently reserved.

As of December 31, 2003, total gross reserves for unpaid losses and LAE were $3.2 billion, of which $1.3 billion related to case reserves and $1.9 billion related to IBNR reserves. Most of the IBNR loss reserves are established with respect to our casualty business. Casualty business generally has a longer tail (meaning a longer period of time between receipt of the premium and the ultimate settlement of the claim) than the other lines of business. IBNR reserves are calculated by our actuaries using several standard actuarial methodologies including paid and incurred loss development, the Bornheutter-Ferguson incurred and paid loss methods, the Berquist-Sherman incurred and paid loss methods, and frequency and severity approaches.

Our actuaries conduct a full reserve study using these methodologies every six months from which point estimates of ultimate losses and LAE by line of business are selected. These ''target'' loss ratios are used to determine loss and allocated LAE expectations each month by accident year within each line of business. Each month reported losses are evaluated against these expectations to evaluate our loss emergence trends.

Losses and LAE are charged to income as they are incurred. This includes loss and LAE payments and any changes in reported case and IBNR reserves. During the loss settlement period, additional facts regarding claims are reported. As these additional facts are reported, it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different than prior estimates.

The total net unpaid loss and LAE reserves includes both reported case and IBNR reserves. IBNR reserves are calculated by our actuaries using standard actuarial methodologies as discussed above. The outcomes of the actuarial reviews, consistent with historical practice, provide a range of reserve estimates. We consider a ''best estimate'' to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. Our actuaries utilize assumptions in determining their estimates. These assumptions include loss development factors, loss ratios, reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards. The selected assumptions reflect the actuary's judgment based on historical data and experience.

The recorded estimate and the high and low ends of the range of reserves for each of our lines of business at December 31, 2003 are summarized as follows:

Reserve Segments (dollars in millions)	Reserves	Low End of Actuarial Range	High End of Actuarial Range
General liability	$ 770.4	$ 719.8	$ 865.7
Workers' compensation	648.7	623.8	687.9
Commercial automobile.................................	197.7	179.5	204.7
Asbestos, environmental and other latent..............	491.9	360.4	627.5
Other..	264.8	185.7	279.2
Net of per risk reinsurance, gross of corporate aggregate reinsurance	2,373.5	2,069.2	2,665.0
Corporate aggregate reinsurance	(520.8)	(423.1)	(541.1)
Total reserves—net of per risk and corporate aggregate reinsurance	1,852.7	$ 1,646.1	$ 2,123.9
Ceded unpaid losses and LAE	1,321.0		
Gross unpaid losses and LAE	$ 3,173.7		

Except for certain workers' compensation long-term disability liabilities, we do not discount unpaid losses and LAE. We utilize tabular reserving for workers' compensation long-term disability unpaid losses that are considered fixed and determinable, and discount such losses using a maximum interest rate of 5%. The interest rate approximates the average yield to maturity on specific fixed income investments that support these liabilities.

Reinsurance recoverables

Amounts recoverable from reinsurers are initially estimated in conjunction with the establishment of reserves for unpaid losses and LAE. These amounts may be adjusted as actual case reserves are recorded and reinsured claims are settled. The ceding of risk to reinsurers does not relieve our operating companies of their primary obligation to policyholders as the direct insurer. Accordingly, we are exposed to the risk that any reinsurer may be unable, or unwilling, to meet its obligations assumed under reinsurance agreements. We attempt to mitigate this risk by entering into reinsurance arrangements only with reinsurers that have credit ratings and statutory surplus above certain levels and by obtaining collateral.

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In certain circumstances, including significant deterioration of a reinsurer's financial strength rating, we may engage in commutation discussions with an individual reinsurer. The outcome of such discussions may result in a lump sum settlement that is less than the recorded recoverable. Losses arising from commutations could have an adverse impact on our results of operations.

An estimated allowance for uncollectible reinsurance recoverables is recorded on the basis of periodic evaluation of balances due from reinsurers, judgments regarding reinsurer solvency, known disputes, reporting characteristics of the underlying reinsured business, historical experience, current economic conditions and the state of insurer/reinsurer relations in general and at our companies in particular. The reinsurance market in general has experienced significant capital erosion as a result of underwriting and investment losses in 2001 and 2002. Accordingly, there is greater uncertainty regarding recoverability of reinsurance balances due.

At December 31, 2003, we had reinsurance recoverables on paid and unpaid losses and LAE, net of the allowance for uncollectible reinsurance recoverables of $39.9 million, of $1,680.5 million due from approximately 315 reinsurers. At such date, our ten largest gross reinsurance recoverables aggregated $1,224.2 million. Application of collateral reduces the unsecured exposure to those ten reinsurers to $554.1 million. The largest unsecured balance as of December 31, 2003 was $135.3 million due from TIG, an affiliated company. While we believe the allowance for uncollectible reinsurance recoverable is adequate based on information currently available, failure of reinsurers to meet their obligations could have a material adverse impact on our financial position and results of operations.

Deferred income tax assets

We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2003, we recorded a net deferred income tax asset of $163.4 million. We regularly review our deferred tax assets for recoverability based on history of earnings, expectations for future earnings and expected timing of reversals of temporary differences. Although realization is not assured, we believe it is more likely than not that we will be able to realize the benefit of our deferred tax assets, with the exception of certain net operating losses of Seneca, which are limited by federal tax rules and will expire unused at the end of 2004. We have recorded a valuation allowance covering these expiring net operating losses of $2.2 million, accordingly.

We believe the recorded deferred tax assets, with the exception of Seneca's expiring losses, are fully recoverable based on management's estimates of the future profitability of our taxable entities and current forecasts for the period for which losses may be carried forward, including the implementation of certain actions relating to underwriting strategy and pricing, operating unit realignment, restructured reinsurance programs and expense management initiatives.

Should our assumptions of future profitability change or the taxable income of these entities fall below expectations, a valuation allowance, which could be significant, may have to be established if management believes any portion of the deferred tax asset will not be realized. A valuation allowance may also be required if there is a material change in the tax laws such that the actual effective tax rate or the time periods within which the underlying temporary differences become taxable or deductible change.

Other than temporary declines in value of investments

Declines in the market value of invested assets below carrying value are evaluated for other than temporary impairment losses on a quarterly basis. Recognition of impairment losses for declines in value of fixed income investments and equity securities attributable to issuer-specific events is based upon all relevant facts and circumstances for each investment. For fixed income investments with unrealized losses due to market conditions or industry-related events, we consider our intent and ability to hold the investment for a period of time to allow a market recovery or to maturity in the process of evaluating whether a security with an unrealized loss has suffered an other than temporary decline. However, this factor alone does not dictate whether we recognize an impairment charge. As of December 31, 2003, we had gross unrealized losses on available-for-sale securities of $6.4 million. See ''Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources.''

There are risks and uncertainties associated with determining whether declines in the fair value of investments are other than temporary. These include subsequent significant changes in general economic conditions as well as specific business conditions affecting particular issuers, subjective assessment of issue-specific factors (seniority of claims, collateral value, etc.), future financial market effects, stability of foreign governments and economies, future rating agency actions and significant disclosure, accounting, fraud or corporate governance issues that may adversely affect certain investments. In addition, significant assumptions and management judgment are involved in determining if the decline is other than temporary. If management determines that a decline in fair value is not other than temporary and hence a security's value is not written down at that time, there are potential effects upon our future earnings and financial position should management later conclude that some of the current declines in the fair value of the investments are other than temporary declines. For the years ended December 31, 2001, 2002 and 2003, we incurred charges of $4.7 million, $0.3 million and $13.8 million, respectively, related to other than temporary impairments of investments.

Market sensitive instruments

We are principally exposed to four types of market risk related to our investment operations. These risks are interest rate risk, credit risk, equity price risk and foreign currency exchange risk. The term market risk refers to the risk of loss arising from adverse changes in market rates and prices, such as interest rates, equity prices and foreign currency exchange rates. All market sensitive instruments discussed here relate to our investment assets which are classified as available for sale.

As of December 31, 2003, our $3.2 billion investment portfolio included $637.0 million of fixed income securities that are subject primarily to interest rate risk and credit risk. Our portfolio includes $2.1 billion of cash and cash equivalents.

Interest rate risk

Our fixed income portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall and vice versa.

The table below displays the potential impact of market value fluctuations on our fixed income portfolio as of December 31, 2003 based on parallel 200 basis point shifts in interest rates up and down in 100 basis points increments. This analysis was performed on each security individually.

| | At December 31, 2003 | | |
Change in Interest Rates (dollars in millions)	Fair Value of Fixed Income Portfolio	Hypothetical $ Change	Hypothetical % Change
200 basis point rise	$567.8	$ (69.2)	(10.9)%
100 basis point rise	$599.5	$ (37.5)	(5.9)%
Base scenario	$637.0	-	-
100 basis point decline	$681.9	$ 44.9	7.0%
200 basis point decline	$735.3	$ 98.3	15.4%

The preceding table indicates an asymmetric market value response to equivalent basis point shifts up and down in interest rates. This reflects significant exposure to fixed income securities containing a put feature. In total these securities represent approximately 7.7% of the fair market value of the total fixed income portfolio as of December 31, 2003. The asymmetric market value response partially reflects our ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment). For a table summarizing by the earliest contractual maturity of our fixed income investment portfolio see ''Business—Investments—Market sensitive instruments.''

Disclosure about the limitations of interest rate sensitivity analysis

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

Credit risk

We have exposure to credit risk primarily as a holder of fixed income securities. We attempt to control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase. We believe that this concentration in investment grade securities reduces to an acceptable level our exposure to credit risk on these fixed income investments. As of December 31, 2003, 74.9% of our fixed income portfolio consisted of securities rated investment grade. See ''Business—Investments—Quality of debt securities in our portfolio.''

Equity price risk

As of December 31, 2003, 9.8% of our investment portfolio, including cash and cash equivalents, was in equity securities (unaffiliated and affiliated). Marketable equity securities, which represented approximately 9.5%, of our investment portfolio, including cash and cash equivalents, are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. A hypothetical 10% decline in the price of each of these marketable equity securities would result in a total decline of $30.1 million at December 31, 2003, in the fair value of the total investment portfolio.

Foreign currency exchange rate risk

Through investment in securities denominated in foreign currencies, we are exposed to foreign currency exchange rate risk. Foreign currency exchange rate risk is the potential for loss in market value owing to a decline in the U.S. dollar value of these investments due to a decline in the exchange rate of the foreign currency in which these assets are denominated. As of December 31, 2003, our total exposure to foreign denominated securities in U.S. dollar terms was approximately $268.5 million or 8.5%, of our investment portfolio, including cash and cash equivalents. The primary foreign currency exposure was in Canadian dollar denominated securities, which represented 4.7% of our investment portfolio, including cash and cash equivalents. The potential impact of a hypothetical 10% decline in each of the foreign exchange rates on the valuation of investment assets denominated in those respective foreign currencies would result in a total decline in the fair value of the total investment portfolio of $26.8 million at December 31, 2003.

Accounting standards

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), ''Consolidation of Variable Interest Entities'', to address when it is appropriate to consolidate financial interests in any variable interest entity (VIE), a new term to define a business structure that either does not have equity investors with voting or other similar rights or has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities, FIN 46 imposes a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards from the assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with a majority of the economic risks or rewards associated with a VIE's activities, including those conveyed by derivatives, credit enhancements and other arrangements, is the ''primary beneficiary'' and, therefore, is required to consolidate the VIE.

The consolidation requirements of FIN 46 phased-in beginning in the first quarter of 2003, with immediate application to all new VIEs created after January 31, 2003. In December 2003, the FASB issued a revision to FIN 46 which, among other things, delayed the required implementation for VIEs existing prior to February 1, 2003 and held by public companies to the first interim period ending after March 15, 2004. However, consolidation of certain special purpose entities, as defined in the Statement, was required as of the first interim period ending after December 15, 2003. We do not believe the adoption of FIN 46 will have a material impact on our consolidated financial statements.

Business

We are a national commercial property and casualty insurance company with a focused underwriting strategy, targeting specialty classes of business and overlooked market opportunities. We distinguish ourselves by applying individual risk selection to business which requires greater underwriting expertise. Our objective is to expand opportunistically into classes of business or market segments that are consistent with our underwriting expertise and have the potential to generate an underwriting profit. We write a broad range of commercial coverages, including general liability, property, workers' compensation, commercial automobile and surety. We operate through our home office and a regional branch network, allowing us to centrally control our underwriting process, respond to local market conditions and build close relationships with our producers and insureds.

Our business is distributed through approximately 1,000 producers located throughout the United States. Our producers include independent regional retail agents and brokers, national brokers and wholesale brokers. Through our producers, we access a broad cross section of business opportunities, spanning a variety of market segments and product groupings. This enables us to respond to changing market conditions while promoting relative stability in our premium production.

In August 2000, we acquired Seneca, which provides specialty coverages such as non-standard property in inner city markets, inland marine, boiler and machinery, bail bonds and environmental liability. Seneca maintains a flexible approach to the market, emphasizing lines of business which require strong technical underwriting expertise and effective claims management. In 2003, Seneca reported gross premiums written of $118.8 million and a combined ratio of 89.7%.

In 2003, we generated $1,104.2 million of gross premiums written, $890.8 million of net premiums written and $1,109.4 million of total revenue. In 2003, 69% of our business related to casualty coverages and 31% to property coverages, as measured by gross premiums written. For the year ended December 31, 2003, our combined ratio was 114.1%, including 19.5 percentage points arising from adverse development of asbestos liabilities. As of December 31, 2003, we had cash and invested assets of $3.2 billion, total assets of $5.6 billion and stockholder's equity of $906.1 million.

Crum & Forster is a major component of the U.S. commercial property and casualty insurance operations of Fairfax, a Canadian publicly traded financial services company principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management. The Crum & Forster companies were acquired by Fairfax in August 1998.

Operating company management

Our senior operating company management team is led by Bruce A. Esselborn, the Chairman and Chief Executive Officer of our insurance operating companies. Since joining us in October 1999, Mr. Esselborn has applied a hands-on management style in redesigning our underwriting strategies and policies and improving our operating efficiency. Mr. Esselborn has 36 years of experience in the insurance industry, over 18 years of which were spent at American International Group, Inc. While at AIG, Mr. Esselborn held a variety of senior operating and technical positions at several of AIG's domestic insurance subsidiaries. In 1986, Mr. Esselborn left AIG to found United Capitol Insurance Company, an excess and surplus lines insurer, which was subsequently acquired by Capsure Holdings Corp., a NYSE traded company. While under Mr. Esselborn's leadership from 1990 through September 1997, Capsure was a highly successful underwriting operation, reporting an average combined ratio of 75.6%, weighted by net premiums earned, during his tenure. Prior to joining Crum & Forster he was a consultant to MMC Capital Inc., a global private equity investment firm that is a subsidiary of Marsh & McLennan Companies, Inc. Mr. Esselborn intends, on or about July 2004 when he turns 62, to either retire fully from Crum & Forster or continue in the employ of Crum & Forster or Fairfax on a reduced schedule and in a capacity other than Chief Executive Officer of our operating companies.

Nick Antonopoulos, our President and Chief Operating Officer, has over 21 years of experience in the insurance industry, including 13 years at AIG, where he most recently held the position of Senior Vice President of Operations in AIG's Domestic Brokerage Group. Mr. Antonopoulos was a principal at MMC Capital Inc. prior to joining Crum & Forster. Mary Jane Robertson, our Senior Executive Vice President, Chief Financial Officer and Treasurer, was a member of the founding team at United Capitol and served as Capsure's Chief Financial Officer. She is a C.P.A. with 10 years of public accounting experience at Coopers & Lybrand.

Operating company management initiatives

In the fourth quarter of 1999, we appointed a proven senior management team to our operating companies, which made a number of significant changes designed to increase our profitability and competitive position, including:

- implemented a highly focused underwriting strategy and realigned our operating structure to emphasize product line experience and expertise and to provide a high degree of centralized control over underwriting and claims;

- hired six experienced underwriting executives aligned with our target classes of business and approximately 118 underwriters, representing 77% of our current underwriting staff;

- discontinued unprofitable classes of business, such as large fleet long haul trucking, New York and California contractors, taxis and limousines, fast food restaurant programs, country clubs and nursing homes, which represented approximately $250 million of gross premiums written, or 34% of total gross premiums written in 1999. Discontinued lines accounted for approximately nine percentage points to our loss and LAE ratio for 2000, and significantly contributed to a 13.9% decrease in total gross premiums written in 2000 from 1999;

- restructured our reinsurance programs to reduce our net retentions to a maximum of $3 million on casualty lines and $2 million on property lines, from up to $8.8 million and $5 million, respectively, and reduced our gross policy limits, particularly in property;

- targeted classes of business and types of insureds that tend to have larger premium policies and instituted minimum premium guidelines, which contributed to increasing our average premiums per policy from approximately $20,000 in 1999 to $124,000 in 2003;

- enhanced our price monitoring systems to provide management with better controls, to enable us to achieve our targeted pricing and profitability levels. In 2001, we increased average renewal prices by approximately 17% and achieved additional average renewal price increases of approximately 24% in 2002 and 10% in 2003;

- evaluated the profitability and productivity of our producer relationships and terminated 508 producers. We diversified our distribution by appointing 738 new producers and entering into new arrangements with national and wholesale brokers, in each case, aligned with our targeted classes of business and types of insureds;

- adjusted our commission structure to be in line with market practice and revised contingent commission agreements with producers to require a higher level of sustainable underwriting profit before producers earn a profit sharing payment. These actions resulted in a reduction of our gross commission expense (as a percentage of gross premiums written) by approximately five percentage points from 1999 to December 31, 2003;

- reduced our number of employees by 33% from 1,357 at December 31, 1999 to 904 at December 31, 2003, and reduced our payroll at December 31, 2003 by 19%, as compared to 1999, while productivity increased. From 1999 to 2003, our annual gross premiums written per employee increased 99% from approximately $549,000 to approximately $1,090,000;

- created a disciplined expense management culture and carefully analyzed our existing cost structure. As a result, we undertook a number of expense reductions, the largest of which was a reduction in our information technology annual expense level by a total of $14.0 million, or 34%, compared to 1999, while improving functionality; and

- acquired Seneca (which is not included in the above bullets) in August 2000, a specialty insurer focused on non-commodity lines of business to participate in the small commercial market in a manner consistent with our underwriting philosophy. In 2002 and 2003, Seneca reported combined ratios of 90.9% and 89.7%, respectively.

Corporate strategy

The major elements of our strategy are:

- ***Adhere to a disciplined underwriting philosophy.*** We focus on individual risk selection and do not manage our business based on premium growth or market share. We adhere to a centrally controlled underwriting philosophy and focus on generating underwriting profit by carefully selecting the risks we insure and determining the appropriate price for such risks. Our operating company management is actively involved in our overall underwriting function, as well as specific risk underwriting across all lines of business. We will change pricing and terms based on prevailing market conditions, sharply reduce or discontinue a product or line in our existing book of business or refuse to write business that we believe presents unacceptable pricing and terms.

- ***Expand and diversify our production sources.*** We produce business through diversified sources, in each case aligned with our target underwriting classes. We strengthen customer relationships by providing timely and responsive quotes, claims handling and loss control services. Our high service standards foster closer relationships with our producers and insureds. We believe that the Crum & Forster name is well known within the commercial lines insurance markets we serve.

- *Opportunistically pursue attractive lines of business.* We believe our ability to identify and react to changing market conditions provides us with a competitive advantage. Based on the experience and underwriting expertise of our operating company management, we seek to write new lines of business and expand existing classes of business based on market conditions and expected profitability. For example, we recently have expanded our business in excess property and directors' and officers' liability insurance programs, which have shown improved pricing.

- *Continue to manage expenses aggressively.* We are committed to a competitive expense structure that complements our disciplined underwriting strategy. We foster a culture of cost efficiency and have developed systems and procedures through which we carefully monitor and control expenses and promote efficient operations.

- *Commitment to financial strength and security.* We are committed to maintaining a strong balance sheet at our operating subsidiaries in order to attract and retain quality business. As of December 31, 2003, we had total assets of $5.6 billion, stockholder's equity of $906.1 million and statutory surplus of $1,107.4 million.

- *Invest our assets on a total return basis.* We follow a long term value-oriented investment philosophy, with the goal of optimizing investment returns viewed on a total return basis, without reaching for yield, while maintaining a sensitivity to our liquidity needs. This is coordinated through our investment advisors, Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa), a subsidiary of Fairfax. We intend to protect our capital from loss and invest in debt and equity securities which we believe are selling at prices below their intrinsic value.

Industry trends and outlook

Throughout the 1990s and into 2000, the property and casualty insurance industry was overcapitalized, which resulted in highly competitive market conditions, as evidenced by declining premium rates and poor underwriting results. Beginning in mid-2000, excess capacity began to contract as companies either ceased writing selected lines or withdrew from the market completely. Capacity was further reduced by companies tightening underwriting guidelines and returning to a focus on underwriting profitability. In response to these market conditions, insurers began to seek and achieve significant price increases, in addition to improved terms and conditions. This has affected all major lines of business with a more significant impact in selected lines.

We believe that during 2003 commercial property and casualty insurers generally experienced price increases of approximately 10% to 12% over expiring terms across all major classes of business, although some of the increases varied by region and business segment. Certain classes of business, such as umbrella, directors' and officers' liability and construction risks, reported price increases in the 30% to 50% range. These rate increases have attracted additional capacity into the market, further increasing competition, particularly for property risks where price increases have abated and capacity has expanded.

In 2003, we continued to experience price increases in substantially all casualty lines, though at reduced levels compared to 2002 increases. In the property lines of business, however, expanded capacity offered by competitors has led to increased pressure on rates with the result that property risks have recently been written at or below expiring prices. Notwithstanding the abatement of rate increases, management believes current property rates are adequate relative to the exposure.

Corporate organization

Crum & Forster Holdings Corp. has been formed as a holding company for the Crum & Forster companies. We have eight operating subsidiaries: US Fire; North River; CF Insurance; CF Indemnity; CF Underwriters; CF Specialty; Seneca; and Seneca Specialty.

The Crum & Forster companies were acquired by Fairfax on August 13, 1998. We acquired Seneca and its subsidiaries on August 31, 2000. We acquired CF Specialty (formerly Transnational Insurance Company) on December 21, 2000.

Our operating insurance subsidiaries, except Seneca and CF Specialty, participate in a pooling arrangement pursuant to which the premiums, losses, dividends to policyholders and other underwriting expenses of each participant are pooled by means of mutual reinsurance on a fixed percentage basis as follows: US Fire, 75%, North River, 22%, CF Insurance, 1%, CF Indemnity, 1% and CF Underwriters, 1%. The intercompany agreement provides that US Fire, acting as the lead company, assumes from the other pool participants 100% of their premiums, losses, dividends to policyholders, and other underwriting expenses, and in turn, cedes to each pool participant its participating percentage of premiums, losses, dividends to policyholders, and other underwriting expenses. The pool permits each pool participant to rely on the capacity of the entire pool, rather than only its own capital and surplus. Further, it prevents any one pool participant from suffering any undue losses, as all pool participants share underwriting profits and losses in proportion to their pool participation percentages. Seneca and CF Specialty, each of which was acquired in 2000, operate independently from the pool.

US Fire and CF Indemnity, two of our operating subsidiaries, completed their redomestication from New York to Delaware in December 2003. These redomestications, which were subject to regulatory approval, were completed principally for tax reasons.

Lines of business

We offer a broad range of property and casualty insurance coverages to commercial accounts located throughout the United States. In 2003, we reported $1,104.2 million of gross premiums written in six major lines of business. Our gross premiums written for each major line of business are summarized as follows:

(dollars in millions)	Years Ended December 31,					
	2001		2002		2003	
Property	$159.1	20.5%	$270.2	30.1%	$ 319.2	28.9%
Workers' compensation	171.5	22.1	205.6	22.9	288.0	26.0
General liability	204.0	26.2	215.7	24.0	254.9	23.1
Commercial automobile	122.4	15.7	131.6	14.6	168.6	15.3
Commercial multi-peril	97.7	12.6	49.7	5.5	42.9	3.9
Surety	22.8	2.9	25.6	2.9	30.6	2.8
Total	$777.5	100.0%	$898.4	100.0%	$1,104.2	100.0%

Property provides coverage for loss or damage to buildings, inventory and equipment and financial loss due to business interruption resulting from covered property damage. Policies are typically ''all risk'' in nature, providing protection from natural disasters, including losses from hurricanes, windstorms, earthquakes, hail, severe winter weather and other events such as theft and vandalism, fires, explosions and storms. Certain risks such as war and nuclear risk generally are excluded from all policies. Property insurance is principally provided through fire and allied lines and inland marine coverage. Fire and allied lines insure business property for damage and protect businesses from financial loss due to business interruption. Inland marine provides coverage for goods in transit and builders' risk for buildings in the course of construction and for tools and contractors' equipment. We increased our property gross premiums written in 2002 and 2003 due to a de-emphasis of commercial multi-peril policies which include this coverage and the writing of larger policies on an excess basis whereby our policy extends coverage beyond that of one or more policies provided by other carriers. Policies written on an excess basis comprised 38% and 23% of our property gross premiums written in 2002 and 2003, respectively. The proportion of property writings comprised of policies written on an excess basis decreased in 2003 principally due to the willingness of some competitors to offer large primary limits of coverage, thereby reducing the insured's need to purchase excess property policies.

The distribution of our total property gross premiums written by type of coverage is summarized below:

	Years Ended December 31,		
	2001	2002	2003
Fire and allied lines	68.7%	80.7%	82.2%
Inland marine	24.2	13.7	12.7
Other	7.1	5.6	5.1
	100.0%	100.0%	100.0%

Workers' compensation provides coverage for the obligations of an employer under state law to provide its employees with specified benefits for work-related injuries, deaths and diseases, regardless of fault. Typically, there are four types of benefits payable under workers' compensation policies: medical benefits, disability benefits, death benefits and vocational rehabilitation benefits. The benefits payable and the duration of such benefits are set by statute, and vary by state and with the nature and severity of the injury or disease and the wages, occupation and age of the employee. We offer three types of workers' compensation products:

- guaranteed cost products in which policy premiums are fixed for the period of coverage, and do not vary as a result of the insured's loss experience;

- large deductible policies in which deductibles are typically $100,000 or greater; and

- retrospectively rated policies.

Generally, premiums are a function of:

- the applicable premium rate, which varies according to the employee's duties and the business of the employer;

- the insured employer's experience modification factor (where applicable); and

- the insured employer's payroll.

A deposit premium generally is paid at the beginning of the policy period and periodic installment payments are paid during the policy period. The final premium is determined at the end of the policy period and after the employer's payroll records are audited. Premiums are continually reviewed for adequacy using an actuarial analysis of current and anticipated trends.

We apply a comprehensive approach to our workers' compensation business that benefits both us and our insureds. We emphasize loss cost containment methods which involve employers, employees and care providers that focus on cost-effective quality care and early return to work for injured employees. We also strive to prevent costs associated with fraudulent claims by applying a proactive approach to investigation and litigation of claims where appropriate. We provide our insureds loss prevention services focused on workplace safety and the prevention of accidents.

The distribution of our total workers' compensation gross premiums written by type of coverage is summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
Guaranteed cost	71.3%	79.7%	80.6%
Large deductible	15.5	17.6	19.3
Retrospectively rated	13.2	2.7	0.1
	100.0%	100.0%	100.0%

General liability provides coverage for liability exposures, including bodily injury and third-party property damage arising from products sold and general business operations. General liability also includes coverage to protect insureds against third party personal injury. This includes umbrella coverages which provide additional insurance protection to businesses for amounts that exceed the limits of their primary liability policies they have with us or another insurance carrier. Approximately 79% of our umbrella premiums are for accounts for which the underlying liability coverage is provided by another insurance carrier. We also write specialty classes, such as directors' and officers' liability, which involves coverage for liability arising in their official capacities, and employment practices liability, which protects the insured from liability arising from employment policies and plans, such as discrimination.

We have increased our gross premiums written in general liability due to a de-emphasis on commercial multi-peril policies that include this coverage and our expansion into new specialty classes. We have expanded our business in the heavy manufacturing and servicing sectors, while eliminating selected classes including contractors operating in California and New York.

The distribution of our total general liability gross premiums written by type of coverage is summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
Umbrella liability..	33.9%	33.9%	30.8%
Directors' and officers' liability	4.1	9.4	11.5
Products liability	17.9	16.5	7.9
Employment practices liability....................................	1.2	2.2	2.8
All other general liability	42.9	38.0	47.0
	100.0%	100.0%	100.0%

Commercial automobile provides coverages for businesses against losses arising from personal bodily injury, bodily injury to third parties, property damage to an insured's vehicle, property damage to other vehicles and other property resulting from the ownership, maintenance or use of automobiles and trucks in a business. We target insureds with fleets of 25 to 75 vehicles, particularly those with newer model year vehicles, low driver turnover and good driving records. Our gross premiums written have declined from 1999 primarily due to the elimination of certain classes of business which we did not expect to produce an underwriting profit, such as taxis and limousines and large fleet long-haul trucking.

Commercial multi-peril combines property and liability coverage under one insurance policy. We typically write these package policies for smaller businesses where expense advantages can be gained by combining these coverages rather than purchasing two separate policies. For the years ended December 31, 2001, 2002 and 2003, approximately 61.6%, 55.2% and 46.1%, respectively, of our commercial multi-peril gross premiums written were attributable to property coverage. We intentionally wrote less commercial multi-peril business in each of 2001, 2002 and 2003 as we have substantially unbundled property and liability coverages for larger accounts and eliminated the use of this form for higher hazard grades. We intend to continue to write commercial multi-peril for smaller businesses, particularly through Seneca.

Surety involves three party agreements in which the issuer of the bond (the surety) joins with a second party (the principal) in guaranteeing to a third party (the owner/obligee) the fulfilment of some obligation on the part of the principal. The surety generally has a right to recover from the principal any losses or expenses paid to the owner/obligee.

Surety is generally classified into two broad types: contract bonds and commercial bonds. Contract bonds secure a contractor's performance and/or payment obligation generally with respect to a construction project and are generally required by federal, state and local governments for public works projects. For the year ended December 31, 2003, the average contract bond amount was approximately $1.5 million and had an average job length of approximately 1.3 years. Commercial bonds cover obligations typically required by law or regulation such as bail bonds and license and permit bonds. Bail bonds provide for the issuance of financial security to a court to guarantee the return at specific dates of a person facing criminal charges.

The distribution of our total surety gross premiums written by type of coverage is summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
Commercial bonds:			
Bail	23.2%	20.6%	17.2%
Other	21.6	13.0	13.2
Contract bonds	55.2	66.4	69.6
	100.0%	100.0%	100.0%

Geographic distribution

We are licensed and currently write insurance in all 50 states. For the year ended December 31, 2003, our top ten states represented 75.5% of direct written premiums. The distribution of our direct premiums written by state as a percent of total direct written premiums is summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
California	15.3%	15.6%	22.6%
New York	10.4	12.0	10.5
Florida..	11.3	11.4	9.8
New Jersey..	6.4	6.1	7.2
Texas	5.9	7.1	7.0
Pennsylvania	6.7	6.0	6.2
Illinois	5.5	5.9	4.5
Massachusetts	3.5	3.8	3.4
Colorado	2.7	2.6	2.2
Georgia...	2.0	1.8	2.1
All other states[1]	30.3	27.7	24.5
	100.0%	100.0%	100.0%

[1] No other state comprised more than 1.8% of 2003 total direct premiums written.

Methods of distribution and business development

We depend on producers to provide us with access to a wide range of business opportunities. Our ability to develop strong and mutually beneficial relationships, and successfully market our products and services to producers, is paramount to our success. All of our business is distributed through approximately 1,000 producers located throughout the United States. We intend to continue to expand our producer force. We offer our producers underwriting expertise and timely policy processing, which assists them in placing business in overlooked markets. Our service extends to loss control and claims services, particularly on large accounts where this expertise is highly valued by both the producer and the insured.

Our producers generally fall into three categories: independent agents and brokers, national brokers, and wholesale brokers. Each of these channels has its own distinct distribution characteristics and customers. Independent agents and brokers generally operate in a limited geographic region. These producers often focus on smaller to mid-size accounts. National brokers generally have a significant number of locations throughout the United States and target larger risks requiring complex insurance analysis and placement. Our policies with these producers tend to be large, loss rated casualty products and excess property policies. Wholesale brokers primarily produce business that retail agents and brokers have difficulty placing because it is unique, unusual or hazardous.

Since our operating company management team was appointed in late 1999, we have significantly refined our producer business development strategy. We have:

- established formal annual assessment criteria and business planning commitments for each of our larger producers, including financial performance, market and customer segment compatibility and growth expectations;

- implemented new compensation structures offering incentives based on higher profitability thresholds and improved transaction efficiency;

- refreshed our producer base appointing 738 new producers, which resulted in a significant increase in new business in 2002 and 2003, and cancelled 508 independent agent and broker relationships due to lack of customer fit or inadequate profitability; and

- entered into national broker and wholesale broker distribution channels, which accounted for approximately 73% of our new gross premiums written in 2003.

The percentage of our business, other than bail bonds, from these categories of producers is summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
Independent agents and brokers	55.0%	38.9%	33.4%
National brokers	33.4	34.8	34.4
Wholesale brokers.......................................	11.6	26.3	32.2
	100.0%	100.0%	100.0%

The portion of our business from national brokers and wholesale brokers has grown significantly since 1999, consistent with our strategy to write larger risks, which favors individual risk underwriting. During 2003, we increased new business production by 19%, with 66% of the new business written by producers who were appointed since January 1, 2000. Our business strategy is designed to increase our gross premiums written through increasing volume with our existing producers as well as continuing to selectively add new appointments. Our gross premiums written from new business by producer category, excluding Seneca are summarized as follows:

	Years Ended December 31,		
(dollars in millions)	2001	2002	2003
Independent agents and brokers	$154.5	$110.7	$132.9
National brokers...	155.0	169.6	177.9
Wholesale brokers	59.3	127.5	175.4
Total	$368.8	$407.8	$486.2

Pricing and underwriting

We adhere to a disciplined underwriting strategy that focuses on profitability without regard to premium growth or market share. Each policy is individually underwritten based on particular risk and class of business. We set prices based on these risk characteristics and consider other factors such as estimated frequency and severity of expected losses, the expenses of producing the business and managing claims and an allowance for an underwriting profit. Our disciplined underwriting strategy may restrict our premium growth when market conditions do not meet our pricing and underwriting standards.

Our underwriting process is centrally controlled by product line executives in our head office, who have an average of approximately 27 years of experience in the insurance industry. Each executive is held accountable for the underwriting results of his or her line of business. Underwriting authority levels are established based on characteristics such as class of business, hazard grade and policy limit and are assigned based on the experience and expertise of the underwriter. Regional underwriting product line managers report to the head office executives on all underwriting matters. A significant amount of business is underwritten directly by underwriters in the head office. Large accounts, which typically include workers' compensation, automobile, property and general liability coverage, are rated on individual loss history and projected loss patterns with the pricing developed in concert by field underwriting, head office underwriting and actuarial personnel.

Our business is either manually-rated or judgment-rated, depending generally on the size of the risk to be priced. Manual rating begins with a classification rate provided by an industry rating bureau. We then determine deviations from this rate based on the individual characteristics and loss history of the risk, as well as the desirability of the class of business. Judgment-rating is used where there is no appropriate classification rate, and the rate is developed entirely on the basis of the specific characteristics of the individual risk.

A significant amount of our property business currently is written in excess of one or more underlying insurance policies. Pricing of excess property business requires significant underwriting expertise. Pricing as a percentage of total insured values is also considered on this business. Inland marine is typically rated individually by the underwriter based on the characteristics of the risk and the class of business, without the use of an industry manual rate. Our underwriting of property also considers the aggregate exposures to natural catastrophic losses and attempts to mitigate such exposure. We monitor total insured values in areas most susceptible to a hurricane or earthquake event and use sophisticated modeling software to quantify the probable maximum loss on such events. Catastrophe exposure is also considered when pricing individual property risks.

A significant portion of our business is large enough to be rated on its own loss history. This loss rated business is within the automobile, general liability and workers' compensation lines of business, and includes guaranteed cost policies, where policy premiums are fixed, and loss sensitive rating programs where the ultimate costs to the insured are dependent upon its loss experience. The underwriting of larger loss rated business requires approval by head office underwriting and actuarial personnel. Loss sensitive business includes retrospectively rated policies in which premiums are adjusted based on the actual loss experience of the insured, and large deductible policies where the insured must reimburse us for any losses below the deductible, which is typically $100,000 or greater. Both of these loss sensitive products expose us to potential credit risk since we may be due payment from the insured after coverage has been provided. Loss sensitive policies are subject to extensive financial analysis prior to binding, and generally require that the insured provide collateral as a condition to our writing the policy.

Surety underwriting requires significant financial analysis, as well as underwriting expertise. Collateral is often required as a condition to writing the bond. In our bail bond business, we deal with one agent, who in turn deals with a significant number of agents nationally. These obligations are secured by both the one agent we deal with and its agents. We must approve, prior to binding, all bail bonds with values in excess of $500,000.

We closely monitor underwriting on an on-going basis to enforce compliance with standards throughout the field organization. A premium register, which lists each policy processed on the prior day, is distributed daily to senior management and to the head office underwriting executives. We review these reports regularly and the underwriting executive or field underwriter is asked to justify any policy that may be inconsistent with our established underwriting standards. On larger policies, a more detailed underwriting summary sheet is prepared and distributed to senior management and the head office underwriting executives on a timely basis. This report identifies the insured name, line of business, policy premium, commission, prior loss history and other relevant information relating to the underlying risk. Each of our Chief Executive Officer and President at the operating company level regularly interact with the underwriting executive throughout the underwriting process and review the premium register and underwriting summary sheets on a daily basis. A detailed price monitoring process is conducted by actuarial personnel, with region and line of business pricing results released on a weekly and monthly basis. These pricing results include price increases on policies that are renewed and new business prices versus established targets that are intended to produce an underwriting profit. Large accounts which are rated based on their own loss history are monitored separately with an expected combined ratio quantified for each account.

Catastrophe management

Catastrophes can be caused by various natural and unnatural events. Natural catastrophic events include hurricanes, tornados, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires, and unnatural catastrophic events include terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, tornados, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines for which we provide insurance. For example, the terrorist attacks on September 11, 2001 caused losses in several of our lines, including business interruption, business personal property and workers' compensation.

Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our net income and financial condition. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from future catastrophic events. In addition, states have, from time to time, passed legislation that has the effect of limiting the ability of insurers to manage catastrophic risk, such as legislation prohibiting insurers from withdrawing from catastrophe-prone areas.

We closely monitor catastrophe exposure on an individual risk and book of business basis. Each property risk is written with an occurrence limit and every policy with catastrophe exposure has a significant minimum deductible for the catastrophe exposure. A catastrophe risk analysis is run on each account with catastrophe exposure to assess the potential loss.

On a book of business basis, we monitor our aggregate exposure each month. We run an extensive catastrophe model each quarter to assess our probable maximum loss on both a 250 year and 100 year event basis. Our property catastrophe reinsurance program is designed to protect us in the event these catastrophes occur.

After September 11, 2001, we began to monitor our concentration of workers' compensation exposures more carefully. As the result of database enhancements and increased information gathered on our insureds, a significant majority of employees are captured by location in our systems. Accumulations are managed by zip code and monitored during the quoting process. Employee concentration exposures are updated weekly.

Claims management

We believe that our claims management practices and philosophy provide us with an advantage over our competition. We have developed claims cost management methodologies designed to monitor, control and measure all aspects of the claims resolution process. We also have developed and implemented competitive medical management and managed care programs to control workers' compensation claim costs. Our claims management philosophy emphasizes:

- maintenance of timely and adequate reserves for claims, and the cost effective delivery of claims services by controlling losses and LAE;

- financial integrity through the employment of investigative specialists who attempt to limit fraudulent claims activity and a program to pursue appropriate subrogation and recovery opportunities; and

- exceptional customer service whereby we apply our resources to make timely investigation and resolution of customer claims.

Since 1999, the new management team at our operating companies has initiated a number of organizational and process improvements relating to claims management, including:

- restructuring our regional offices to consolidate the management of claims from 20 claims centers to eight offices in our largest markets and, in the process, performed a detailed review of claim files and made adjustments where necessary, closing many older files:

- establishing claims reserves more quickly for casualty lines to recognize the full extent of a loss as soon as possible based on available information; and

- more aggressively targeting for settlement older claims involving umbrella, general liability and commercial automobile.

Substantially all claims are handled by our regional offices, with the exception of umbrella, high value casualty and large property claims, which are handled in our home office. As of December 31, 2003, we had 351 employees dedicated to claims management and administration, 72 of whom were located at our headquarters principally providing supervisory and control functions. These employees include adjusters, litigation specialists, regional and corporate claims management, line specialists and support staff. We regularly conduct internal reviews and audits to monitor the regional offices' adherence to claim policies and procedures, the adequacy of case reserves, LAE, productivity and service standards.

We continue to emphasize a specialized approach to managing our exposure to asbestos, environmental and other latent claims. We employ The RiverStone Group (RiverStone), a Fairfax affiliate solely focused on providing claim and reinsurance recovery services with respect to asbestos, environmental and other latent exposure claims to the Fairfax group of companies. Prior to its acquisition by Fairfax in 1999, RiverStone had already acquired significant experience in specialized claims and reinsurance recovery services of latent exposures.

Reserves

Property and casualty insurers establish reserves to provide for future amounts needed to pay claims with respect to insured events that have occurred, including events that have not yet been reported to the insurer. Reserves are also established for LAE, representing the estimated expenses of adjusting claims, including legal and other fees, and general expenses of administering the claims settlement process.

After a claim is reported, where appropriate, our claims personnel establish a ''case reserve'' for the estimated amount of the ultimate loss payment. The estimate reflects the informed judgment of management based on reserving practices and management's experience and knowledge regarding the nature and value of the specific type of claim with the goal of setting reserves at the ultimate expected loss amount as soon as possible as information becomes available. Claims personnel review and update their estimates as additional information becomes available and claims proceed towards resolution. In addition, reserves are also established on an aggregate basis for losses incurred but not reported to the insurer and for potential further loss development on reported claims, including LAE.

We derive estimates for unreported claims and development on reported claims principally from actuarial analyses of historical patterns of loss development by accident year for each type of exposure and market segment. Similarly, we derive estimates of unpaid LAE principally from actuarial analyses of historical development patterns of the relationship of LAE to losses for each line of business and type of exposure. The significant changes we have made to our operations since 1999 make it more difficult to accurately estimate our potential losses. The historical patterns upon which we typically would rely to develop reserves are not consistent with our current lines of business, net retention levels, premium sizes, risk profiles of insureds and other operational changes. As we review our reserves, we stress actuarial methodologies that recognize these new directions by line of business. We compare historical and current case, settlement and payment patterns by line to establish loss patterns that recognize the new development patterns and retention levels.

The process of estimating loss reserves is imprecise due to a number of variables. These variables are affected by both internal and external events such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. We continually refine reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. We reflect adjustments to reserves in the results of operations in the periods in which the estimates are changed. In establishing reserves, we take into account estimated recoveries for reinsurance, salvage and subrogation. The aggregate reserves are also reviewed at least annually by a nationally recognized actuarial firm.

We discount long-term disability payments under our workers' compensation policies using a maximum interest rate of 5%. The amount of discount was $107.1 million, $102.7 million and $94.3 million at December 31, 2001, 2002 and 2003, respectively.

Our internal actuaries conduct a full reserve study using generally accepted actuarial methods every six months from which point estimates of ultimate losses and LAE by line of business are selected. These ''target'' loss ratios are used to determine loss and allocated loss adjustment expense expectations each month by accident year within each line of business. Each month reported losses are evaluated against these expectations to evaluate our loss emergence trends.

Using this process, during 2003 we measured net reported loss and loss expense reserves against our expectations for each month by line of business. We found that workers' compensation, general liability and automobile liability reported losses were indicating adverse emergence in many of the years, largely offset by the umbrella and property lines. We are continuing to watch these trends, especially workers' compensation, in light of growth trends in California.

Loss development data

A reconciliation of the net liability for unpaid losses and LAE is presented below:

(dollars in millions)	Years Ended December 31,		
	2001	2002	2003
Gross unpaid losses and LAE, beginning of year	$3,306.7	$3,423.8	$3,225.9
Less ceded unpaid losses and LAE	1,570.1	1,876.3	1,756.4
Net unpaid losses and LAE, beginning of year	1,736.6	1,547.5	1,469.5
Losses and LAE incurred related to:			
Current year	416.1	442.1	534.3
Prior years	183.1	21.3	123.0
Total losses and LAE incurred	599.2	463.4	657.3
Paid losses and LAE related to:			
Current year	121.2	93.8	113.4
Prior years	667.1	447.6	160.7
Total losses and LAE paid	788.3	541.4	274.1
Net unpaid losses and LAE, end of year	1,547.5	1,469.5	1,852.7
Ceded unpaid losses and LAE	1,876.3	1,756.4	1,321.0
Gross unpaid losses and LAE, end of year	$3,423.8	$3,225.9	$3,173.7

A reconciliation of the ceded unpaid losses and LAE in the previous table to the reinsurance recoverable reflected on our balance sheet is presented below:

(dollars in millions)	Years Ended December 31,		
	2001	2002	2003
Ceded unpaid losses and LAE	$1,876.3	$1,756.4	$1,321.0
Reconciling items:			
Reinsurance recoverable on paid losses and LAE	47.6	68.5	66.5
Reinsurance recoverable relating to retroactive reinsurance[1]	229.3	229.0	314.5
Premium cession to Inter-Ocean offset against recoverable[2]	(21.5)	(21.5)	(21.5)
Subtotal	255.4	276.0	359.5
Reinsurance recoverable per balance sheet	$2,131.7	$2,032.4	$1,680.5

[1] Retroactive reinsurance recoverables are charged to reinsurance recoverable without benefiting results of operations.

[2] The Inter-Ocean contract covered loss sensitive insurance contracts. Increases in premiums on retrospectively rated insurance contracts offset loss development ceded to the reinsurance contract.

Our corporate aggregate reinsurance provides either current accident year protection on a prospective basis or adverse development protection related to prior accident years on a retroactive basis. Coverage under these contracts is generally triggered when our loss ratio for the subject period exceeds a specified level or when reserves in respect of all periods prior to a certain date exceed a stated amount. We cede losses and LAE to our reinsurers in excess of those specified levels or amounts, along with the related written and earned premiums. We will recover the ceded losses and LAE from our reinsurers as we settle the related claims, which may occur over several years. These contracts may provide for future payments to be made by us when we make claims under such policies, and generally provide that interest expense is charged to us, for the benefit of the reinsurers, on any premiums withheld by us. Interest rates specified in these contracts are 7.0% to 7.5%.

We purchase reinsurance to limit our exposure to loss from any one claim or occurrence (per risk), from aggregate loss experience for an accident year that exceeds an amount we are willing to accept, and from adverse development of prior years' loss and LAE reserves (the latter two types of reinsurance are referred to herein as ''corporate aggregate reinsurance'' as distinct from the aforementioned ''per risk'' reinsurance). Per risk reinsurance designed to limit exposure to loss from any one claim or occurrence generally responds at the individual claim or occurrence level and is priced based on underlying loss costs and exposures. As a result, loss experience net of the effect of this reinsurance is generally consistent with the underlying gross loss experience. Reinsurance designed to limit accident year losses in the aggregate or adverse development of prior years' loss and LAE reserves, such as our corporate aggregate reinsurance described in the paragraph above, may affect significantly the reported loss experience for a given period in amounts or directions that are not consistent with the loss experience of the underlying policies. The prices paid for our corporate aggregate reinsurance may also affect our underwriting expense ratio by reducing the net premiums upon which the ratio is calculated.

Reserves for losses and LAE were increased in each year based on the latest actuarial estimates. The components of development of prior years' loss and LAE reserves are summarized as follows:

	Years Ended December 31,		
(dollars in millions)	2001	2002	2003
General liability	$ 224.2	$ (17.3)	$ 132.1
Workers' compensation	31.8	42.3	(13.6)
Commercial automobile liability	81.6	25.0	0.7
Commercial multi-peril	81.8	(34.1)	10.9
Other	1.7	13.7	7.1
Total unfavorable development, net of per risk reinsurance	421.1	29.6	137.2
Benefit of corporate aggregate reinsurance................	(238.0)	(8.3)	(14.2)
Total unfavorable development, net of per risk and corporate aggregate reinsurance	183.1	21.3	123.0
Add back: Per risk and corporate aggregate reinsurance	191.9	25.4	(22.9)
Total unfavorable development, gross of reinsurance	$ 375.0	$ 46.7	$ 100.1

Adverse development of $421.1 million in calendar year 2001 includes $74.5 million for asbestos, environmental and other latent liabilities, which was driven by increases in several large asbestos accounts due to adverse trends in asbestos due to the increase in reported claims, which is discussed further below. In addition, reserves for non-latent liabilities in the general liability, commercial automobile liability, commercial multiple peril and workers' compensation lines developed adversely in accident years 1995 through 1999. This adverse development was concentrated mostly in accident years 1998 and 1999.

Adverse development of $29.6 million in calendar year 2002 includes $67.8 million for asbestos, environmental and other latent liabilities, which was driven by increases in several large asbestos accounts due to adverse trends in asbestos due to the increase in reported claims and additional policy limits, which is discussed further below. In addition, reserves for certain non-latent liabilities primarily in the commercial automobile liability and workers' compensation lines continued to develop adversely reflecting prior year adverse underwriting and pricing. The adverse development was partially offset by favorable emergence in accident years 1992 and prior for non-latent liabilities primarily in workers' compensation, general liability and commercial multi-peril lines.

Adverse development of $137.2 million in calendar year 2003 includes $153.6 million for asbestos, environmental and other latent liabilities, which was driven by increases in several large asbestos accounts due to adverse trends in asbestos due to the increase in reported claims and additional policy limits, which is discussed further below. The adverse development was partially offset by favorable emergence for non-latent liabilities primarily in accident years 1997 and prior and 2002.

The following loss and LAE reserve development table illustrates the development of balance sheet liabilities from 1993 through 2003 and the subsequent changes in those reserves, presented on a historical basis. The first line of the table is the estimated liability for unpaid losses and LAE, net of reinsurance recoverable, recorded at the balance sheet date for each year. The lower section of the table shows the updated amount of the previously recorded liability based on experience as of the close of each succeeding year. Care must be taken to avoid misinterpretation by those unfamiliar with this information or familiar with other data commonly reported by the insurance industry. The accompanying data is not accident year data, but rather a display of 1993 to 2003 year-end reserves and the subsequent changes in those reserves.

Ten Year Analysis of Consolidated Loss and LAE Development
Presented Net of Reinsurance with Supplemental Gross Data

(dollars in millions)	Year Ended December 31,										
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Reserves for unpaid losses and LAE	$2,292	$ 2,168	$ 2,184	$2,385	$2,383	$2,492	$2,188	$1,737	$1,547	$1,470	$1,853
Cumulative paid as of:											
One year later	565	555	502	561	564	664	744	667	448	161	
Two years later	964	923	876	949	1,050	1,220	1,280	792	525		
Three years later	1,243	1,208	1,153	1,315	1,479	1,627	1,054	864			
Four years later	1,449	1,394	1,432	1,648	1,767	1,320	1,115				
Five years later	1,588	1,593	1,689	1,836	1,527	1,317					
Six years later	1,730	1,791	1,828	1,684	1,475						
Seven years later	1,882	1,897	1,814	1,607							
Eight years later	1,973	1,922	1,718								
Nine years later	2,020	1,800									
Ten years later	1,894										
Liability re-estimated as of:											
One year later	2,300	2,273	2,358	2,390	2,550	2,507	2,220	1,920	1,569	1,593	
Two years later	2,355	2,401	2,331	2,549	2,555	2,496	2,407	1,720	1,727		
Three years later	2,460	2,372	2,460	2,542	2,546	2,561	1,938	1,849			
Four years later	2,424	2,468	2,449	2,539	2,561	2,001	2,065				
Five years later	2,508	2,450	2,448	2,550	2,130	2,126					
Six years later	2,478	2,449	2,454	2,243	2,259						
Seven years later	2,478	2,450	2,297	2,372							
Eight years later	2,478	2,349	2,433								
Nine years later	2,398	2,492									
Ten years later	2,538										
Cumulative redundancy/(deficiency)	(246)	(324)	(249)	13	124	366	123	(112)	(180)	(123)	-
End of year:											
Gross liability	3,160	2,948	3,240	3,417	3,563	3,597	3,492	3,307	3,424	3,226	3,174
Reinsurance recoverable	868	780	1,056	1,032	1,180	1,105	1,304	1,570	1,877	1,756	1,321
Net liability	2,292	2,168	2,184	2,385	2,383	2,492	2,188	1,737	1,547	1,470	1,853
One year later:											
Gross re-estimated liability	3,347	3,447	3,478	3,638	3,705	3,712	3,665	3,682	3,471	3,326	
Re-estimated reinsurance recoverable	1,047	1,174	1,120	1,248	1,155	1,205	1,445	1,762	1,902	1,733	
Net re-estimated liability	2,300	2,273	2,358	2,390	2,550	2,507	2,220	1,920	1,569	1,593	
Two years later:											
Gross re-estimated liability	3,801	3,633	3,662	3,766	3,783	3,833	3,999	3,460	3,609		
Re-estimated reinsurance recoverable	1,446	1,232	1,331	1,217	1,228	1,337	1,592	1,740	1,882		
Net re-estimated liability	2,355	2,401	2,331	2,549	2,555	2,496	2,407	1,720	1,727		
Three years later:											
Gross re-estimated liability	3,964	3,812	3,766	3,829	3,867	4,039	3,502	3,674			
Re-estimated reinsurance recoverable	1,504	1,440	1,306	1,287	1,321	1,478	1,564	1,825			
Net re-estimated liability	2,460	2,372	2,460	2,542	2,546	2,561	1,938	1,849			
Four years later:											
Gross re-estimated liability	4,123	3,879	3,824	3,904	3,966	3,439	3,798				
Re-estimated reinsurance recoverable	1,699	1,411	1,375	1,365	1,405	1,438	1,733				
Net re-estimated liability	2,424	2,468	2,449	2,539	2,561	2,001	2,065				
Five years later:											
Gross re-estimated liability	4,184	3,932	3,892	3,962	3,499	3,816					
Re-estimated reinsurance recoverable	1,676	1,482	1,444	1,412	1,369	1,690					
Net re-estimated liability	2,508	2,450	2,448	2,550	2,130	2,126					
Six years later:											
Gross re-estimated liability	4,227	3,995	3,930	3,625	3,833						
Re-estimated reinsurance recoverable	1,749	1,546	1,476	1,382	1,574						
Net re-estimated liability	2,478	2,449	2,454	2,243	2,259						

(dollars in millions)	Year Ended December 31,										
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Seven years later:											
Gross re-estimated liability	4,289	4,023	3,745	3,877							
Re-estimated reinsurance recoverable............	1,811	1,573	1,448	1,505							
Net re-estimated liability.........................	2,478	2,450	2,297	2,372							
Eight years later:											
Gross re-estimated liability	4,317	3,897	3,911								
Re-estimated reinsurance recoverable............	1,839	1,548	1,477								
Net re-estimated liability.........................	2,478	2,349	2,433								
Nine years later:											
Gross re-estimated liability	4,213	3,952									
Re-estimated reinsurance recoverable............	1,815	1,461									
Net re-estimated liability.........................	2,398	2,492									
Ten years later:											
Gross re-estimated liability	3,997										
Re-estimated reinsurance recoverable............	1,459										
Net re-estimated liability.........................	2,538										
Gross cumulative redundancy/(deficiency)	(837)	(1,004)	(671)	(460)	(270)	(219)	(306)	(367)	(185)	(100)	-

Asbestos, environmental and other latent exposures

General latent exposure

We wrote general liability, commercial multi-peril and umbrella policies under which our policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other latent claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding asbestos liabilities. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from any other type of contractual claim because there is little consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in many cases have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverages and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify latent exposures. As a result, conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims because of inadequate development patterns and inconsistent emerging legal doctrine.

In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, management believes it is prudent to have a centralized claim facility to handle these claims. Since 1985, we have had a specialized claims unit dedicated to the management and settlement of latent claims. In 2000, we entered into an agreement with RiverStone, a subsidiary of Fairfax, for claims handling services for latent claims. RiverStone's latent claim staff focuses on defending us as well as others against unwarranted claims, pursuing aggressive claim handling and proactive resolution strategies, and minimizing costs. Over half of the members of this staff are experienced attorneys.

An analysis of our gross and net reserves (net of per risk reinsurance but before benefit of corporate aggregate reinsurance) from asbestos, environmental and other latent exposures is presented below:

	Years Ended December 31,					
	2001		**2002**		**2003**	
(dollars in millions)	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Unpaid latent losses and ALAE, beginning of year	$555.7	$350.6	$566.1	$380.2	$577.6	$398.9
Latent losses and ALAE incurred during the year	88.7	74.5	68.8	67.8	194.6	153.6
Latent losses and ALAE paid during the year	78.3	44.9	57.3	49.1	105.7	60.6
Unpaid latent losses and ALAE, end of year	$566.1	$380.2	$577.6	$398.9	$666.5	$491.9

Asbestos claim exposure

Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. The litigation environment has become increasingly adverse. More than half of the lawsuits filed in recent years have been filed in five plaintiff-oriented states, where significant verdicts historically have been rendered against commercial defendants. We believe that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally speaking, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contained an absolute asbestos exclusion.

Over the past few years the industry has experienced an increase over prior years in the number of asbestos claimants, including claims by individuals who do not appear to be impaired by asbestos exposure. It is generally expected throughout the industry that this trend will continue. The reasons for this evident increase are many: more intensive advertising by lawyers seeking additional claimants, increased focus by plaintiffs on new and previously peripheral defendants, and an increase in the number of entities seeking bankruptcy protection. To date, this continued flow of claims has forced approximately 68 manufacturers and users of asbestos products into bankruptcy. These bankruptcies have, in turn, aggravated both the volume and the value of claims against viable asbestos defendants. Accordingly, there is a high degree of uncertainty with respect to future exposure from asbestos claims, both in identifying which additional insureds may become targets in the future and in predicting the total number of asbestos claimants.

Early asbestos claims focused on manufacturers and distributors of asbestos-containing products. Thus, the claims at issue largely arose out of the products hazard and typically fell within the policies' aggregate limits of liability. Increasingly, insureds have been asserting that their asbestos claims are not subject to these aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence, potentially creating even greater exposure for primary insurers. Generally, insureds who assert these positions are installers of asbestos products or property owners who allegedly had asbestos on their property. In addition, in an effort to seek additional insurance coverage some insureds that have eroded their aggregate limits are submitting new asbestos claims as ''non-products'' or attempting to reclassify previously resolved claims as non-products claims. Unlike products exposures, these non-products exposures typically had no aggregate limits, creating potentially greater exposure. The extent to which insureds will be successful in obtaining coverage on this basis is uncertain, and, accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

Many coverage disputes with insureds are resolved only through aggressive settlement efforts. Settlements involving bankrupt insureds may include extensive releases, which are favorable to us, but which could result in settlements earlier and for larger amounts than originally expected. As they have done in the past, RiverStone will continue to aggressively pursue settlement opportunities.

An analysis of our gross and net reserves (net of per risk reinsurance but before benefit of corporate aggregate reinsurance) from asbestos exposures is presented below:

				Years Ended December 31,		
	2001		**2002**		**2003**	
(dollars in millions)	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Unpaid asbestos losses and ALAE, beginning of year	$271.2	$174.1	$298.2	$228.1	$370.9	$264.8
Asbestos losses and ALAE incurred during the year	77.8	69.2	104.7	67.6	195.6	149.8
Asbestos losses and ALAE paid during the year	50.8	15.2	32.0	30.9	71.3	48.2
Unpaid asbestos losses and ALAE, end of year	$298.2	$228.1	$370.9	$264.8	$495.2	$366.4

Our asbestos exposure is related mostly to insureds that are peripheral defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products as well as premise owners. For the most part, these insureds are defendants on a regional rather than a nationwide basis. As the financial assets and insurance recoveries of traditional asbestos defendants have been depleted, plaintiffs are increasingly focusing on these peripheral defendants. We are experiencing an increase in asbestos claims on first layer umbrella policies.

The estimated distribution of all policies, listed by attachment point, against which asbestos claims have been presented as of December 31, 2003 is summarized as follows:

Attachment Point (dollars in millions)	Estimated % of Total Policies	Estimated % of Total Policy Limits
$0 to $1	76%	52%
$1 to $10	18	36
$10 to $20	2	4
$20 to $50	2	4
Above $50	2	4
Total	100%	100%

Reserves for asbestos cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, we evaluate our asbestos exposure on an insured-by-insured basis. Since the mid-1990s, we have utilized sophisticated, non-traditional methodologies, which draw upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a comprehensive ground-up, exposure-based analysis.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including the role of any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; the potential role of other insurance; and applicable coverage defenses. The evaluations are based on current trends without any assumption of potentially favorable legislation in the future.

In addition to estimating liabilities for reported asbestos claims, we estimate reserves for claims incurred but not reported. The claims incurred but not reported reserve is estimated using information as to the reporting patterns of known insureds, historical settlement costs per insured, and characteristics of insureds such as the number of coverage years.

Once the gross ultimate exposure for indemnity and allocated loss adjustment expense is determined for each insured and policy year, we estimate the amount ceded to reinsurers by reviewing the applicable treaty reinsurance, and examining past ceded claim experience.

The carried gross reserves by insured category as of December 31, 2003 are summarized as follows:

(dollars in millions)	Number of Insureds	% of Total 2003 Paid	Total Reserves	% of Total Reserves	Average Reserve per Insured
Insureds with settlement agreements:					
Structured settlements	1	0.0%	$ 1.9	0.4%	$ 1.9
Coverage in place	3	0.6	30.9	6.2	10.3
Total	4	0.6	32.8	6.6	8.2
Other open insureds:					
Active[1]	148	98.8	235.5	47.6	1.6
Not active	281	0.5	97.5	19.7	0.3
Total	429	99.3	333.0	67.3	0.8
Additional unallocated IBNR		-	114.3	23.1	
Total direct unpaid losses and ALAE . .	433	99.9	480.1[2]	97.0	1.1
Assumed reinsurance		0.1	15.1[3]	3.0	
Total gross unpaid losses and ALAE		100.0%	$495.2	100.0%	

[1] Insureds with any past paid indemnity.

[2] Includes $22.0 million that is reinsured with an affiliated company.

[3] Represents amounts that are reinsured with an affiliated company.

Reflecting our historical underwriting profile, we have only a handful of settlement agreements in place as the vast majority of our asbestos claims arise from peripheral defendants who tend to be smaller insureds with a lower amount of limits exposed as evidenced by the low average gross reserve amount per insured. We are the lead insurer on less than 10% of our reported asbestos claims. Reserves for each of the open insureds are established based on an exposure analysis as described above. Additional unallocated IBNR represents a loss reserve provision for additional claims to be reported in the future as well the reopening of any claim closed in the past.

Recently, there have been numerous bankruptcies stemming from an increase in asbestos claimants, and the number of such bankruptcies now totals some 68 companies. These bankruptcies obviously represent companies that were heavily exposed to asbestos liabilities; however, our future exposure to the asbestos liabilities of these entities is somewhat limited. Our current and potential future exposure to those entities is summarized as follows:

(dollars in millions)	Number of Bankruptcies	Remaining Policy Limits
No insurance coverage issued to company	48	$ —
Insureds resolved	15	—
No exposure due to asbestos exclusions	0	—
Potential future exposure	5	31
Total	68	$ 31

We did not issue insurance coverage to 48 of the 68 companies. We did issue insurance coverage to the remaining 20 of the 68 companies; however, we have resolved the asbestos claims of 15 of these insureds. On the other five insureds, we have $31 million of policy limits remaining.

As part of the overall review of our asbestos exposure, we compare our level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid loss and ALAE for the past three years. The resulting ratio is a simple measure of the number of years it would be before the year end loss and ALAE reserves would be exhausted using recent payment run rates. The higher the ratio, the more years the loss and ALAE reserves cover. We make two adjustments to our survival ratios. First, because there is a high degree of certainty regarding the ultimate liabilities for those claims subject to settlement agreements, we exclude those outstanding loss reserves and historical loss payments; and second, additional reinsurance coverage that will protect any adverse development of the reported reserves is considered. The unadjusted and adjusted asbestos survival ratios based on net loss and

ALAE reserves at December 31, 2003, net of per risk reinsurance but before benefit of corporate aggregate reinsurance, are presented below:

(dollars in millions)	Reported	Amounts Subject to Settlement Agreements	Amounts Net of Settlement Agreements
Net unpaid losses and ALAE	$366.4	$ 9.9	$356.5
3-year average net paid losses and ALAE	$ 31.5	$ 1.2	$ 30.3
3-year survival ratios (before remaining corporate aggregate reinsurance protection)..................	11.7		11.8
3-year survival ratios (after remaining corporate aggregate reinsurance protection)..................	15.2		15.5

The survival ratio after remaining corporate aggregate reinsurance protection includes the remaining limits of $111.9 million available for adverse development of asbestos liabilities. There would be additional premium payable should these remaining limits be utilized.

Another industry benchmark that we review is the relationship of asbestos loss and ALAE reserves to the estimated ultimate asbestos loss—i.e., the sum of cumulative paid losses and the year-end outstanding loss reserves. These comparisons are summarized as follows:

	Net[1]	
		% of Total
Crum & Forster (dollars in millions)		
Paid loss and ALAE as of December 31, 2003	$256.6	41%
Reserves (case and IBNR as of December 31, 2003)	366.4	59
Ultimate loss and ALAE as of December 31, 2003	$623.0	100%
Industry, as represented by A.M. Best[2] (dollars in billions)		
Paid loss and ALAE as of December 31, 2002	$ 26	40%
Reserves (case and IBNR as of December 31, 2002)	39	60
Ultimate loss and ALAE as of December 31, 2002	$ 65	100%

[1] Net of per risk reinsurance but before benefit of corporate aggregate reinsurance.

[2] Extracted from A.M. Best Report dated October 6, 2003. This report stated that the industry had paid $26 billion on asbestos losses as of December 31, 2002, or about 40% of A.M. Best's total ultimate industry loss estimate of $65 billion.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2003 are appropriate based upon known facts, current law, and management's judgment. However, there are a number of uncertainties surrounding the ultimate value of these claims, which may result in changes in these estimates as new information emerges. Among these are the following: the unpredictability inherent in litigation, any impact from the bankruptcy protection sought by asbestos producers and defendants, an unanticipated increase in the number of asbestos claimants, the resolution of disputes pertaining to the amount of coverage for ''non-products'' claims asserted under premises/operations general liability policies, and future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development. The carried asbestos reserves also do not reflect any effects from future legislation. Based on published projections, we expect that we will continue receiving asbestos claims at the current rate for at least the next several years.

In 2003, we continued to see the emergence of the trends noted above, including increased number of claimants filing asbestos claims against our insureds, increased value of claims against viable asbestos defendants as co-defendants seek bankruptcy protection, and an increased number of insureds asserting that their asbestos claims are not subject to aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence. As a result, we significantly strengthened our asbestos reserves in the fourth quarter of 2003. We continually study these trends and update our detailed exposure analysis as data becomes available. Due to the inherent uncertainties described above, our ultimate liability for asbestos claims may vary substantially from the amount currently recorded.

Environmental pollution exposure

Hazardous waste sites present another significant potential exposure. The federal ''Superfund'' law and comparable state statutes govern the cleanup and restoration of toxic waste sites and formalize the concept of legal liability for cleanup and restoration by ''potentially responsible parties'' (PRPs). These laws establish the means to pay for cleanup of waste site if PRPs fail to do so, and to assign liabilities to PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present land owners or past or present site operators. Most sites have multiple PRPs. Most insurance policies issued to PRPs did not expressly cover the costs of pollution cleanup. Pollution was not a recognized hazard at the time many of these policies were issued. Over time judicial interpretations in many cases have found that the scope of coverage of the policies included pollution exposure. Since 1986, however, most general liability policies exclude coverage for such exposures.

There is great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. To date, approximately 1,500 cleanup sites have been identified by the Environmental Protection Agency (EPA) and included in its National Priorities List (NPL). State authorities have identified many additional sites. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the PRPs varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions on several issues. These uncertainties are unlikely to be resolved in the near future.

Uncertainties also remain as to the Superfund law itself. The excise tax imposed to fund Superfund lapsed at the end of 1995 and has not been renewed. While a number of proposals to reform Superfund have been put forward by various parties, no reforms have been enacted by Congress since then. It is unclear what position Congress or the Bush administration will take and what legislation, if any, will be enacted in the future. At this time, it is not possible to predict what form any reforms might take and the effect on the insurance industry. In the absence of federal movement on Superfund, though, the enforcement of Superfund liability is shifting to the states who are reconsidering state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicts among states becomes greater, increasing the uncertainty of the cost to remediate state sites.

Within our operating companies, environmental pollution losses have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, RiverStone has resolved the majority of disputes with respect to insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

An analysis of our gross and net reserves (net of per risk reinsurance but before benefit of corporate aggregate reinsurance) from environmental exposures is presented below:

| | Years Ended December 31, | | | | | |
| | 2001 | | 2002 | | 2003 | |
(dollars in millions)	Gross	Net	Gross	Net	Gross	Net
Unpaid environmental losses and ALAE, beginning of period	$232.6	$145.4	$217.8	$124.8	$163.2	$105.8
Environmental losses and ALAE incurred during the period	7.9	2.1	(34.8)	(3.1)	(21.7)	1.9
Environmental losses and ALAE paid during the period	22.7	22.7	19.8	15.9	11.0	8.9
Unpaid environmental losses and ALAE, end of period	$217.8	$124.8	$163.2	$105.8	$130.5	$ 98.8

Many insureds have presented claims against us for defense costs and for indemnification in connection with environmental pollution matters. As with asbestos reserves, exposure for environmental pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used to establish environmental reserves is similar to that used for asbestos liabilities.

In the course of performing these individual insured assessments the following factors are considered: the insured's probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of PRPs at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction. A provision for IBNR is developed, again using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance recoveries is calculated.

Our environmental survival ratios based on net loss and ALAE reserves at December 31, 2003 net of per risk reinsurance but before benefit of corporate aggregate reinsurance are presented below:

	(dollars in millions)
Net unpaid losses and ALAE	$98.8
3-year average net paid losses and ALAE	$15.9
3-year survival ratio	6.2

Other latent exposure

In addition to asbestos and environmental pollution, we face exposure to other types of mass tort claims. These other latent claims include chemical products, sick building syndrome, lead paint, gas and vapors and pharmaceutical products.

An analysis of our gross and net reserves (net of per risk reinsurance but before benefit of corporate aggregate reinsurance) from other latent exposures is presented below:

	Years Ended December 31,					
	2001		2002		2003	
(dollars in millions)	Gross	Net	Gross	Net	Gross	Net
Unpaid other latent losses and ALAE, beginning of period	$52.0	$31.1	$50.1	$27.3	$43.5	$28.3
Other latent losses and ALAE incurred during the period	3.0	3.2	(1.1)	3.3	20.8	1.9
Other latent losses and ALAE paid during the period	4.9	7.0	5.5	2.3	23.5	3.5
Unpaid other latent losses and ALAE, end of period	$50.1	$27.3	$43.5	$28.3	$40.8	$26.7

Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. We set reserves for other latent exposures at a selected survival ratio (currently using 10 years) and select a gross to net ratio based on the gross to net ratio of historical payments.

Summary

Management believes that the asbestos, environmental and other latent reserves reported at December 31, 2003 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These latent reserves are continually monitored by management and reviewed by independent consulting actuaries. New developments will continue to be evaluated as they arise in order to supplement the ongoing analysis and reviews of the latent exposures. Due to the inherent uncertainties described above, our ultimate liability for asbestos, environmental and other latent claims may vary substantially from the amount currently recorded.

Reinsurance

In order to control our exposure to losses and protect our capital resources, we cede a portion of our gross policy premiums to reinsurers in exchange for the reinsurer's agreement to share a portion of the covered losses. The purchase of reinsurance does not discharge us from our primary liability to our policyholders. The net liability we retain on individual risks varies by product and by the nature of the risk. Insured liabilities can be reinsured either by treaty, wherein reinsurers agree in advance to provide coverage above retained limits or for a specified percentage of losses attributable to specific policies, or by facultative arrangements, wherein reinsurance is provided for individual risks based on individual negotiations.

Our reinsurance coverages for policies we are writing as of December 31, 2003 are summarized as follows:

(dollars in millions)	Our Retention	Maximum Reinsured Limits[1]
General liability:		
Umbrella	$3.0	$ 22.0
Directors' and officers' liability—primary policies	2.0	8.0
Directors' and officers' liability—excess policies	Variable Quota Share[2]	8.0
Workers' compensation	2.0	183.0
Property	2.0	23.0
Surety per principal	7.5	7.5
Surety per bond—commercial	80% Quota Share[3]	4.0
Surety per bond—contract	Variable Quota Share[4]	27.1

[1] Represents the amount of loss protection above our net retention on an excess of loss basis unless otherwise noted. Certain layers within these reinsured limits are subject to aggregate limits and reinstatement provisions.

[2] We retain 40% of policies with limits up to $5 million and 20% of policies with limits in excess of $5 million up to $10 million.

[3] Our maximum retention is 80% of $20 million or $16 million. The average retention at December 31, 2003 for bonds ceded to the current treaty year is $139,568 per bond.

[4] Our percentage retention varies based on bond limit, from 80% of bond limits up to $2 million to 22.5% of bond limits excess of $15 million up to $35 million. The average retention at December 31, 2003 for bonds ceded to the current treaty year is $891,983 per bond.

We manage our exposure to catastrophes by monitoring the accumulation of insured value in catastrophe-prone areas. Our property catastrophe reinsurance treaty protects us in the event of property losses arising from one defined catastrophic occurrence or series of events. This treaty provides $295.0 million of aggregate coverage in excess of a $25.0 million net retention. We have an approximate 2.8% co-participation on the reinsured layer, which amounts to an additional retained loss of $8.2 million in the event that the entire treaty limit is utilized. Under certain conditions, we may recover $22.5 million of the $25.0 million net retention per occurrence.

Effective March 19, 2003, we purchased coverage from nSpire Re Limited, formerly ORC Re Limited, a subsidiary of Fairfax, for TRIA-certified acts in an amount and on terms which reduce our exposure to such acts to the amount of our deductible based on our pro forma stand-alone direct earned premium. This contract was renewed for 2004 based on a pro forma stand-alone deductible of $98.0 million.

In 2001, we put in place two aggregate stop loss treaties to protect us from adverse development of prior years' loss and LAE reserves. One treaty provides $400.0 million of coverage for 2000 and prior accident years. At December 31, 2003, $169.5 million of the limit was available (of which $100.0 million is available for asbestos claims), with additional premiums payable if the remaining limit is used. The second treaty provides $100.0 million of coverage for accident periods prior to August 13, 1998, the date we were acquired by Fairfax. At December 31, 2003, $11.9 million of the limit was available (all of which is available for asbestos claims). These treaties are accounted for as retroactive reinsurance.

We are the beneficiary of an aggregate stop loss reinsurance agreement covering accident years 2000 through 2002. Accident year 2000 is reinsured by a third party reinsurer that retroceded its liability to nSpire Re Limited, (''nSpire'', formerly Orc Re Limited), a wholly-owned subsidiary of Fairfax. For years 2001 and 2002, nSpire is the direct reinsurer. We retain an ultimate net loss up to 66% in 2000, 73% in 2001 and 70% in 2002 of net premiums earned. All accident years are subject to a per term maximum recovery of $150,000. As of December 31, 2003, reinsured losses had exhausted the limits on the contract for the 2000 and 2001 accident years under this contract. In December 2003, we and nSpire commuted the 2001 accident year liability of $94,195. In connection with the commutation, Crum & Forster received the estimated present value of the ceded liability of $67,002 from nSpire. As of December 31, 2003, no loss cessions have been recorded for accident year 2002 under this contract.

Operating company management and Fairfax believed it prudent to have this aggregate stop loss reinsurance in place while our operating company management initiatives were being implemented. We have not purchased any corporate aggregate reinsurance to protect us from losses on premiums earned in 2003 and currently do not intend to purchase such reinsurance in 2004.

Reinsurance recoverables, net of uncollectible reinsurance reserves, were $2.0 billion as of December 31, 2002 and $1.7 billion as of December 31, 2003. We regularly review our reserves for uncollectible reinsurance. Included in net reinsurance recoverables at December 31, 2003 are reserves for uncollectible paid and unpaid reinsurance totaling $39.9 million.

Set forth below is a table showing the ten largest reinsurance recoverables by reinsurer as of December 31, 2003. Reinsurance recoverables from these reinsurers totaled approximately $1,224.2 million as of December 31, 2003, or 72.8% of reinsurance recoverable balances. Amounts recoverable from pools and associations and contingent obligations associated with structured settlements with life insurance companies amounted to an additional $151.9 million, or 9.0% of reinsurance recoverables, at December 31, 2003.

Reinsurer Recoverables as of December 31, 2003 (dollars in millions)	A.M. Best Rating[1]	Security Provided	Reinsurance Recoverables	% of Total
Inter-Ocean Reinsurance Company Limited[3] ...	A	$474.9[2,7]	$ 474.9[4]	28.3%
North American Specialty Insurance Company	A+	100.7[8]	230.4	13.7
TIG Insurance Company[6]	B+		135.3	8.1
Federal Insurance Company	A++	66.9[8]	97.7	5.8
Swiss Reinsurance America Corp.	A+		91.0	5.4
General Reinsurance Corp.	A++	0.1[8]	72.0	4.3
American Re-Insurance Company	A+		37.4	2.2
Employers Reinsurance Corporation	A		35.5	2.1
Mountain Ridge Ins. Co.	[5]	27.5[7]	27.5	1.6
Converium Re North America	A		22.5	1.3
Other		46.3[2,9]	456.3[10]	27.2
Total reinsurance recoverables		$716.4	$1,680.5[11]	100.0%

[1] The A.M. Best rating system includes ratings of ''A++'' and ''A+'' (which are ''Superior'' ratings), ''A'' and ''A–'' (which are ''Excellent'' ratings), ''B++'' and ''B+'' (which are ''Very Good'' ratings) and nine lower ratings categories.

[2] Value of Delaware Reg. 1003 compliant trust accounts (Trusts) as of December 31, 2003.

[3] Inter-Ocean is reinsured under a retrocession agreement with American Re Insurance Company. Inter-Ocean has assigned its payment rights under the retrocession agreement to Crum & Forster.

[4] Comprised of two aggregate excess of loss agreements, one with Inter-Ocean Re, Bermuda with gross recoverables of $386.8 million, and a second with Inter-Ocean Re, Ireland with gross recoverables of $88.1 million.

[5] Not rated.

[6] Effective December 16, 2002, International Insurance Company merged with TIG Insurance Company, a Fairfax subsidiary. TIG Insurance Company had capital and surplus as of December 31, 2003 of $695.9 million. These recoverables arise from a restructuring in 1993, prior to Fairfax's acquisition of Crum & Forster.

[7] Letters of credit and funds held balances as of December 31, 2003.

[8] Funds held balances as of December 31, 2003.

[9] Includes $30.0 million of letters of credit, $16.2 million of Trusts and $.1 million of funds held.

[10] 90% of these recoverables are from companies having an A.M. Best rating of ''A–'' or better.

[11] Includes reserve for uncollectible reinsurance of $39.9 million.

Affiliated reinsurers

We have reinsurance agreements in effect with affiliates of Fairfax. As is the case with all reinsurance agreements, we bear credit risk regarding these agreements with respect to the reinsurer, both with respect to receivables reflected on our balance sheet as well as to contingent liabilities with respect to reinsurance protection on future claims. For the years ended December 31, 2001, 2002 and 2003, respectively, we ceded premiums of $49.5 million, $63.8 million and $54.8, respectively, to affiliates under these reinsurance contracts.

106

Reinsurance recoverables from affiliated reinsurers reflected on our balance sheet are summarized as follows:

Affiliated Reinsurer (dollars in millions)	At December 31, 2003			
	Total Reinsurance Recoverables	Paid Recoverables	Outstanding Reserves[1]	Collateral
TIG Insurance Company	$135.3	$ -	$135.3	$ -
Odyssey America Reinsurance Corporation . . .	6.0	0.5	5.5	-
Clearwater Insurance Company (formerly Odyssey Reinsurance Corporation)	9.9	0.1	9.8	-
Ranger Insurance Company	7.0	0.5	6.5	-
nSpire Re Limited	6.1	1.4	4.7	4.7
Total	$164.3	$ 2.5	$161.8	$ 4.7

[1] Includes case reserves and IBNR.

Investments

The fair value of our investments by type of investment, including cash and cash equivalents, is summarized as follows:

(dollars in millions)	At December 31,			% of Total
	2001	2002	2003	
United States government and government agencies and authorities	$ 832.4	$1,103.0	$ 263.1	8.3%
States, municipalities and political subdivisions	9.7	10.1	9.5	0.3
Foreign governments	1.0	1.1	-	-
Public utilities	323.9	326.5	70.1	2.2
All other corporate	684.3	530.9	294.3	9.3
Total fixed income securities	1,851.3	1,971.6	637.0	20.1
Preferred stock	-	9.4	-	-
Common stocks	134.8	182.6	311.3	9.8
Other invested assets	20.4	49.9	138.2	4.4
Cash and cash equivalents	273.6	209.1	2,081.9	65.7
Total	$2,280.1	$2,422.6	$3,168.4	100.0%

As of December 31, 2003, we held investments, including cash and cash equivalents, totaling $3.2 billion. The significant holding of cash and cash equivalents as of that date, representing 65.7% of our total investment portfolio is temporary, resulting from the significant sales and maturities occurring in the second quarter of 2003, and higher yield investments will be acquired as new investment opportunities fitting our investment strategy become available. Our overall investment strategy is to maximize the total return of the portfolio while prudently preserving invested capital for protection of policyholders and providing sufficient liquidity for the payment of claims and other policy obligations. Our investment policy provides the flexibility to implement this strategy.

Our investments are managed by Hamblin Watsa, a subsidiary of Fairfax. See ''Certain relationships and related transactions—Investment agreements.'' Our investment guidelines, set forth in the investment agreements between our operating subsidiaries and Hamblin Watsa and implemented by Hamblin Watsa, stress preservation of capital, market liquidity, diversification of risk and long-term, value-oriented style. Specific provisions, which from time to time may be exceeded with the approval of the Fairfax Investment Committee, are as follows:

- Equities may constitute up to 25% of our portfolio;

- Bonds rated ''A'' or better must make up at least 65% of our fixed income portfolio, no more than 10% may be in bonds rated ''B'' or ''BB,'' and no new investment is allowed in ''C'' or ''D'' rated bonds without the approval of the Investment Committee of the board of directors of Fairfax;

- Money market instruments are limited to U.S. Treasury and U.S. government agency money market instruments and commercial paper rated at least A1 by Moody's and P1 by Standard & Poor's;

- With certain exceptions, no real estate or mortgages on real estate will be purchased without the approval of the Investment Committee of the board of directors of Fairfax;

- Derivative securities may not constitute more than 2% of our portfolio's cost at book, and are used infrequently and principally for hedging purposes; and

- Not more than 5% of admitted assets may be invested in any one issuer without the approval of the Investment Committee of Fairfax.

Our guidelines do not set parameters as to duration, or matching of asset and liability maturities.

Long-term investments generally are made using the value approach by investing in securities which we believe are selling below their intrinsic value to protect capital from loss and generate above-average, long term total returns.

With regard to equities, no attempt is made to forecast the economy or the stock market. Equities are selected on the basis of prices which are perceived to be selling at a discount to Hamblin Watsa's conservative estimate of intrinsic values. Downside protection is obtained by seeking a margin of safety in terms of a sound financial position.

As regards fixed income, no attempt is made to forecast the economy or interest rates. Rather, fixed income securities are selected on the basis of yield spreads over Treasury bonds, subject to stringent credit analysis. Despite a low yield environment, we have not attempted to reach for yield by investing in significant amounts of non-investment grade securities. Securities meeting these criteria may not be readily available, in which case Treasury bonds are emphasized. The fixed income portfolio as of December 31, 2003 has an average credit quality of ''A'' as measured by S&P or ''A'' as measured by Moody's, using the higher rating in the event there is a split rating. Notwithstanding the foregoing, our investments are subject to market risks and fluctuations, as well as to risks inherent in particular securities.

On the whole, the availability of equity securities meeting our value-based criteria will dictate the portfolio's exposure to equities. Similarly, the availability of attractive yield spreads and strong credits will determine the level of exposure to corporate bonds.

As part of our review and monitoring process, we regularly test the impact of a simultaneous substantial reduction in common stock, preferred stock and bond prices on insurance regulatory capital to ensure that capital adequacy will be maintained at all times.

Investments in affiliates

Pursuant to the investment agreements between certain of our insurance operating subsidiaries and Hamblin Watsa, a subsidiary of Fairfax, Hamblin Watsa has invested, on behalf of our subsidiaries, among other investments, in certain equity and debt securities of entities that are or may be affiliates of Fairfax. The historical cost of our investments in the securities of entities which are or may be affiliates of Fairfax and the carrying value of such investments that are reflected in our balance sheet at December 31, 2003 are summarized as follows:

(dollars in millions)	Cost	Carrying Value
Zenith National Insurance Corp.	$ 92.5	$107.7
Northbridge Financial Corporation	75.1	82.6
Odyssey Re Holdings Corp.	17.8	17.8
Russel Metals Inc.	5.7	13.6
Advent Capital (Holdings) PLC	9.2	9.9
TRG Holding Corporation	5.0	8.0
HWIC Asia Fund (formerly ORCASIA Limited)	1.2	3.2
MFXchange Holdings, Inc.	3.7	3.1
Total	$210.2	$245.9

See note 4 to our audited consolidated financial statements contained elsewhere in this prospectus. The investments in HWIC Asia Fund, TRG Holding Corporation, Advent Capital (Holdings) PLC and MFXchange Holdings, Inc. are not readily marketable.

We currently hold 3.3 million shares of common stock of Zenith National Insurance Corp. (Zenith) (NYSE: ZNT). Zenith is a holding company with reported total assets of approximately $2.0 billion and is principally engaged in California workers' compensation business. Our investment in Zenith represents approximately 17.6% of its issued and outstanding shares of common stock. Fairfax and its affiliates, including us, currently own approximately 41.4% of the outstanding common stock of Zenith. Our investment in Zenith common stock is carried at fair market value of approximately $107.7 million at December 31, 2003. We currently do not intend to acquire or dispose of shares of common stock of Zenith, but may decide to do so in the future. We intend to review, on a continuous basis, various factors related to our investment in Zenith, including the price and availability of the common stock of Zenith, subsequent developments affecting Zenith's business, other investment and business opportunities available to us and general stock market and economic conditions. Based upon these and other factors, we may decide to purchase additional shares of common stock of Zenith or may decide in the future to sell all or part of our investment in Zenith.

In May 2003, we exchanged our holdings in Hub International Limited (Hub) common shares and Hub debentures for common shares of Northbridge Financial Corporation (Northbridge), a newly formed subsidiary of Fairfax. We realized a capital gain of $40.7 million on this transaction. Northbridge is a publicly traded Canadian property and casualty holding company. See ''Management's discussion and analysis of financial condition and results of operations—Investment results.''

In June 2003 we invested $3.7 million in MFXchange Holdings, Inc., an information technology services company owned by Fairfax.

In December 2003, we acquired from TIG Insurance Company (''TIG''), a wholly-owned subsidiary of Fairfax, 800,000 shares of Odyssey Re Holdings Corp. (''Odyssey''), a reinsurance company owned 80.6% by the Fairfax group, and publicly traded on the New York Stock Exchange (NYSE:ORH). The purchase was made at $22.28 per share, which approximated the fair market value on the date of purchase. The total cost of the Odyssey shares was $17.8 million and the fair value as of December 31, 2003 was $18.0 million.

In December 2003, we redeemed 1.8 million shares in HWIC Asia Fund (''HWIC'') at $33.50 per share in order to realize an investment gain for statutory accounting purposes. HWIC is an investment fund owned 100% by Fairfax affiliates which invests in a diversified portfolio of listed equity and equity-related securities in Asia. In order to complete the redemption, HWIC liquidated a portion of the fund, selling underlying securities to third parties. Total proceeds from the redemption were $60.0 million and we realized a gain on the redemption in the amount of $15.7 million. We reinvested $25.0 million in HWIC in January 2004.

Market sensitive instruments

Our investment portfolio includes investments that are subject to changes in market values with changes in interest rates. The aggregate hypothetical loss generated from an immediate adverse parallel shift in the Treasury yield curve of 100 or 200 basis points would cause a decrease in market value of approximately 5.9% and 10.9%, respectively, which equates to a decrease of approximately $37.5 million and $69.2 million, respectively, on a fixed income investment portfolio valued at $637.0 million at December 31, 2003. The foregoing reflects the use of an immediate time horizon, since this presents the worst-case scenario. Credit spreads are assumed to remain constant in these hypothetical examples.

The fair value by the earliest contractual maturity of our fixed income investment portfolio is summarized as follows:

(dollars in millions)	At December 31, 2002	At December 31, 2003
Due in less than one year	$ 43.8	$ 179.0
Due after one through five years	433.7	139.1
Due after five through ten years	361.3	49.6
Due after ten years	1,132.8	269.3
Total	$1,971.6	$ 637.0

Actual maturities may differ from the maturities shown above, which consider the existence of call features or put features. At December 31, 2002 and 2003, approximately 1.7% and 8.9%, respectively, of the fixed income securities shown above had a call feature which, at the issuer's option, allowed the issuer to repurchase the securities on one or more dates prior to their maturity. At December 31, 2002 and 2003, approximately 30.3% and 7.7%, respectively, of the fixed income securities shown above had a put feature which, at our option, required the issuer to repurchase the investments on one or more dates prior to their maturity. For the investments listed above which have the call feature or put feature, the actual maturities may be longer than the call or put date maturities, which are shown above. In the case of securities that are subject to early call by the issuer, the actual maturities will be longer than the call date maturities shown above if the issuer elects not to exercise its call feature. In the case of securities containing put features, the actual maturities will be longer than the put date maturities shown above if we elect not to exercise its put feature, but to hold the securities to their final maturity dates. The maturities of our fixed income securities, without consideration of the call or put features, indicate that at December 31, 2003, $318.2 million, or 50.0%, of the fixed income securities portfolio, was due after ten years.

Quality of debt securities in portfolio

The composition of the fair value of our fixed income investment portfolio by rating as assigned by S&P or Moody's, using the higher of these ratings for any security where there is a split rating, is summarized as follows:

Rating	At December 31, 2002	At December 31, 2003
AAA/Aaa	59.3%	64.4%
AA/Aa2	0.6	0.2
A/A2	12.7	7.7
BBB/Baa2	19.7	2.6
BB/Ba2	6.2	-
B/B2	0.1	4.1
CCC/Caa or lower, or not rated	1.4	21.0
Total	100.0%	100.0%

As of December 31, 2003, based on the portfolio's market value, the fixed income portion of our investment portfolio had a dollar weighted average rating of ''A,'' an average duration of 6.1 years and an average yield to maturity of 6.3% before investment expenses and assuming all put features are exercised. The lower proportion of investment grade securities at December 31, 2003 was due to the disposition of a higher percentage of investment grade securities than of non-investment grade securities in 2003. As a result of these dispositions, fixed income investments declined from $2.0 billion at December 31, 2002 to $0.6 billion at December 31, 2003. We expect the composition of investment grade securities within our portfolio to increase when these proceeds are fully reinvested.

Competition

The property and casualty insurance industry is highly competitive. According to A.M. Best, there are approximately 1,000 property and casualty organizations in the United States, comprised of approximately 2,400 property and casualty companies, as reported in Best's Aggregates & Averages, Property/Casualty, 2003 Edition. Of those organizations, the top 50 accounted for approximately 77% of the consolidated industry's total net written premiums in 2002 and no one company or company group has a market share greater than 11%. Based on Best's Aggregates & Averages, Property/Casualty, 2003 Edition, we believe that we ranked approximately 50th by net premiums written in commercial lines in 2002.

We compete with large, national insurers who often have greater financial strength and broader product offerings than we do. In addition, we compete with regional companies who have an in-depth knowledge of the local insurance marketplace and who are positioned to be responsive to local needs.

Competition in the commercial lines property and casualty insurance industry is based on many factors, including overall financial strength of the insurer, ratings by rating agencies, premiums charged, policy terms and conditions, services offered, reputation, broker compensation and experience. Our challenge is to retain existing business and attract new business on terms offering acceptable return potentials in an environment in which both established competitors and newer entrants are aggressively seeking premium growth. We cannot assure you that we will not face increased competition in the future and that such increased competition will not have a material adverse effect on us. See ''Risk factors.''

Ratings

Insurance companies are rated by rating agencies to provide both industry participants and insurance consumers with meaningful information on specific insurance companies. Higher ratings generally indicate relative financial stability and a strong ability to pay claims. Ratings focus on the following factors: capital resources, financial strength, demonstrated management expertise in the insurance business, credit analysis, systems development, marketing, investment operations, minimum policyholders' surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy. Our operating subsidiaries (other than Seneca) are part of an insurance group that has an ''A–'' rating from A.M. Best (the fourth highest of fifteen rating categories) with a negative outlook and a ''BBB'' financial strength rating from S&P (the fourth highest of nine ratings categories). Standard & Poor's downgraded Crum & Forster to ''BBB'' on November 7, 2001. Seneca has an ''A–'' rating, with a negative outlook, from A.M.

Best and a ''BBB'' financial strength rating from Standard & Poor's. A.M. Best has advised us that although it is encouraged by the improved underlying trends exhibited in our recent underwriting performance, the rating outlook is negative, and contingent upon management's ability to ultimately achieve our near-term calendar year combined ratio targets and improved financial flexibility of our ultimate parent, Fairfax.

The claims-paying ability ratings assigned by rating agencies to insurance companies represent independent opinions of an insurer's financial strength and its ability to meet ongoing obligations to policyholders, and are not directed toward the protection of investors. Ratings by rating agencies of insurance companies are not ratings of securities or recommendations to buy, hold or sell any security and are not applicable to the notes.

Legal proceedings

In the ordinary course of business, we receive claims asserting alleged injuries and damages from asbestos, environmental and other latent exposures. As a result of these claims, we review required reserves and reinsurance recoverables. In each of these areas of exposure, we litigate individual cases when appropriate and endeavour to settle other claims on favorable terms.

Beginning in January 1997, various plaintiffs commenced a series of purported class actions in various courts against dozens of workers' compensation insurers, including US Fire, and the National Council on Compensation Insurance (NCCI). The allegations set forth in the complaints are substantially similar. The plaintiffs generally allege that the defendants improperly collected premiums on loss-sensitive workers' compensation insurance policies in excess of filed rates. Plaintiffs' complaints typically (but not uniformly) include claims for violation of state anti-trust and unfair trade practices laws. The plaintiffs are seeking unspecified monetary damages. Following several dismissals (in some cases voluntary) and numerous amended pleadings, actions are currently pending against US Fire in Arizona (Albany International v. American National, et al.), California (Bristol Hotels & Resorts v. American Home, et al.), Florida (Bristol Hotel Asset Co. v. Allianz, et. al.) and Texas (Sandwich Chef v. Reliance National, et al.). In the Texas case, the trial court had certified a class action, but the U.S. Court of Appeals for the Fifth Circuit reversed that ruling, finding that the case does not qualify for Rule 23 class certification. The plaintiffs filed a petition for writ of certiorari with the United States Supreme Court. The Supreme Court issued an order declining to review the matter. Individual actions will therefore proceed in the trial court. We have vigorously defended all of these cases and we intend to continue doing so.

In the ordinary course of their business our subsidiaries receive claims asserting alleged injuries and damages from asbestos and other hazardous waste and toxic substances and are subject to related coverage litigation. The conditions surrounding the final resolution of these claims and the related litigation continue to change. Currently, it is not possible to predict judicial and legislative changes and their impact on the future development of asbestos and environmental claims and litigation. This trend will be affected by future court decisions and interpretations, as well as changes in applicable legislation, and the possible implementation of a proposed federal compensation scheme for asbestos related injuries. Because of these future unknowns, additional liabilities may arise for amounts in excess of our current reserves for asbestos, environmental and other latent exposures. These additional amounts, or a range of these additional amounts, cannot now be estimated reasonably. There is also a growing trend toward litigation initiated directly against insurers, challenging insurers' conduct in respect of asbestos claims, including some cases with respect to previous settlements. We anticipate the filing of other direct actions against insurers, which may include our operating subsidiaries, in the future. Particularly in light of jurisdictional issues, it is difficult to predict the outcome of these proceedings, including whether the plaintiffs will be able to sustain these actions against insurers based on novel theories of liability.

We are involved in numerous other lawsuits (other than asbestos, environmental and other latent exposure claims) arising in the ordinary course of our business operations either as a liability insurer defending third-party claims brought against our insureds or as an insurer defending coverage claims brought against us. Although there can be no assurances, we believe, based on information currently available, that the ultimate resolution of these legal proceedings will not likely have a material adverse effect on our results of operations or financial condition. See ''Business—Reserves—Asbestos, environmental and other latent exposures'' and note 7 to our consolidated financial statements included elsewhere in this prospectus.

Properties

Our principal offices are located in space leased by us in Morristown, New Jersey. The lease covers approximately 201,887 square feet of office space at 305 Madison Avenue. The term of the lease ends December 31, 2022, and provides for up to four consecutive additional terms; the first additional period for ten years and the second, third and fourth additional periods for five years each at our option.

The principal offices of Seneca are located in space leased by Seneca in New York, New York. The lease covers approximately 21,500 square feet at 160 Water Street. The term of the lease ends June 30, 2007.

We also lease office space for our branch offices. We do not own any of the real estate used for our operations.

Employees

As of December 31, 2003, we had 1,079 employees. None of these employees is represented by a labor union and we consider our employee relations to be satisfactory.

Insurance regulatory matters

We are subject to regulation under the insurance statutes, including insurance holding company statutes, of various jurisdictions, including Delaware, the domiciliary state of US Fire, and New Jersey, the domiciliary state of North River. In addition, we are subject to regulation by the insurance regulators of other states and foreign jurisdictions in which we or our operating subsidiaries do business.

General

Our operating subsidiaries are subject to detailed regulation throughout the United States. Although there is limited federal regulation of the insurance business, each state has a comprehensive system for regulating insurers operating in that state. The laws of the various states establish supervisory agencies with broad authority to regulate, among other things, licenses to transact business, premium rates for certain coverages, trade practices, market conduct, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates, and insurer solvency. Many states also regulate investment activities on the basis of quality, distribution and other quantitative criteria. Further, most states compel participation in and regulate composition of various shared market mechanisms. States have also enacted legislation which regulates insurance holding company systems, including acquisitions, dividends, the terms of affiliate transactions, and other related matters. Our operating subsidiaries are domiciled in Delaware, New Jersey, New York, Ohio, and Arizona.

As of December 31, 2003, US Fire and CF Indemnity were redomesticated from the state of New York to the state of Delaware. In Delaware, earned surplus equals unassigned surplus, whereas in New York gross unrealized investment gains and deferred tax assets are both deducted from unassigned surplus. In addition, intercompany income tax payments must be held in escrow under certain circumstances in New York. There is no such requirement in Delaware.

Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefinitions of risk exposure in such areas as product liability, environmental damage and workers' compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes. Such developments may result in adverse effects on the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized, when possible, through the repricing of coverages if permitted by applicable regulations, or the limitation or cessation of the affected business, which may be restricted by state law.

Most states have insurance laws requiring that property and casualty rate schedules, policy or coverage forms, and other information be filed with each such state's regulatory authority. In many cases, such rates and/or policy forms must be approved prior to use. A few states have recently considered or enacted limitations on the ability of insurers to share data used to compile rates. Such limitations have had, and are expected to have, no significant impact on us.

Insurance companies are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. In addition, these insurance regulators periodically examine each insurer's financial condition, adherence to statutory accounting practices, and compliance with insurance department rules and regulations. The 1997 examination report of North River contained minor financial adjustments which had already been addressed as part of the 1998 reserve strengthening actions. A draft of the 1998 examination report of US Fire was released by NYID to us for review and response, and contained no financial adjustments. NYID has not finalized this examination report, pending resolution of our objection to the NYID's recommendation that we treat large deductible recoveries as taxable premiums. Premium tax amounts related to large deductible recoveries are immaterial to us. We do not anticipate any financial adjustments to reserves in excess of the 2001 strengthening actions as a result of this loss reserve review. The last examination for CF Insurance and CF Underwriters was conducted as of December 31, 1997 and 1996, respectively, and contained no financial adjustments. CF Indemnity was last examined as of December 31, 2000 and the report contained an adjustment of $3.8 million relating to reserve development which was part of the 2001 reserve strengthening actions. The examination report included a statement that the reserve development noted was offset by reinsurance coverage and/or collateral obtained subsequent to the date of examination. Seneca has received a draft examination report for the period from January 1, 1997 through December 31, 2000. There were no financial adjustments contained in the draft report. CF Specialty has not been examined since being acquired by us in 2000. The Insurance Departments of the State of New York and New Jersey have completed fieldwork relating to the examination of US Fire, CF Indemnity, North River, and CF Insurance through December 31, 2001. We have received advanced draft copies of the examination reports for all of the companies, which exclude the review of loss reserves. There were no financial adjustments proposed and only two minor administrative comments on each report, including the prior comment on premium taxes on the US Fire and CF Indemnity reports. The NYID recently completed its loss reserve review and a meeting was held in early February 2004 with representatives of the NYID to discuss these results. The department's review indicated a reserve deficiency of $251.0 million as of 2001 before the benefit of retroactive reinsurance. Through December 2003, we have recorded $181.0 million in reserve strengthening for 2001 and prior, leaving a difference of $70.0 million. We are in the process of analyzing their results and plan to meet with the department again before the examination report is finalized. As part of the redomestication process, the Delaware Insurance Department completed an independent review of our loss reserves as of 2002 and found them adequate.

In January 2004, Specialty was notified by the Department of Insurance of the State of Arizona that they are planning a financial examination of that company as of December 31, 2003, commencing on or about March 1, 2004. This will be the first examination of Specialty since being acquired by us in 2000.

The Maryland Insurance Administration (MIA) recently provided a proposed Market Conduct Examination Report of the Property & Casualty Business of United States Fire Insurance Company and The North River Insurance Company for the examination period July 1, 2001 to June 30, 2002 (Proposed Report). In the Proposed Report, the MIA noted three hundred eight alleged individual violations and two general business practice violations. On May 1, 2003, US Fire and North River (collectively, the Companies) filed a written response to the Proposed Report in which the Companies disagreed with the majority of the alleged violations. The MIA has provided a second draft of the Proposed Report in which the number of alleged individual violations had decreased to one hundred and sixty. The Companies continue to respond to the Proposed Report and have requested a meeting with the MIA to discuss the issues raised in the Proposed Report. In addition, although the Companies anticipate an amicable resolution to the issues raised in the Proposed Report, the Companies have requested a hearing in order to preserve their right to such a hearing.

Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or reorganization of insurance companies.

Insurance regulation concerning change or acquisition of control

The insurance regulatory codes in our operating subsidiaries' respective domiciliary states each contain similar provisions (subject to certain variations) to the effect that the acquisition of "control" of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of "control" arises from the direct or indirect ownership, control, possession with the power to vote or possession of proxies with respect to 10% or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company generally must file with the relevant insurance regulatory authority a statement relating to the acquisition of control containing certain information required by statute and published regulations and provide a copy of such statement to the domestic insurer and obtain the prior approval of such regulatory agency for the acquisition. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurer's doing business in the state if certain conditions exist, such as undue market concentration.

Regulation of dividends and other payments from our operating subsidiaries

We are a legal entity separate and distinct from our subsidiaries. As a holding company with no other business operations, our primary sources of cash to meet our obligations, including principal and interest payments with respect to indebtedness, are available dividends and other statutorily permitted payments, such as tax allocation payments and management and other fees, from our operating subsidiaries. Our operating subsidiaries are subject to various state statutory and regulatory restrictions, including regulatory restrictions that are imposed as a matter of administrative policy, applicable generally to any insurance company in its state of domicile, which limit the amount of dividends or distributions an insurance company may pay to its shareholders without prior regulatory approval. The restrictions are generally based on certain levels or percentages of surplus, investment income and operating income, as determined in accordance with SAP, which differ from GAAP. Generally, dividends may be paid only out of earned surplus. In every case, surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company's outstanding liabilities and must be adequate to meet its financial needs.

Delaware laws provide that before a Delaware domiciled insurer may pay any dividend it must have given notice within five days following the declaration thereof and 10 days prior to the payment thereof to the state insurance commissioner. During this 10-day period, the commissioner may, by order, limit or disallow the payment of ordinary dividends if he or she finds the insurer to be presently or potentially in financial distress. At any time under Delaware

Insurance Regulations, the state insurance commissioner may issue an order disallowing or limiting the payment of dividends by an insurer if the commissioner determines that the insurer is presently or potentially financially distressed or troubled. Without the prior approval of the state insurance commissioner, a Delaware domiciled insurer may only pay cash dividends from its earned surplus. Earned surplus is defined as that amount equal to the unassigned funds of an insurer as set forth in the most recent annual statements of the insurer submitted to the state insurance commissioner including all or a part of the surplus arising from unrealized capital gains or revaluation of assets. Additionally, a Delaware domiciled insurer may not pay any "extraordinary" dividend or distribution until (i) 30 days after the state insurance commissioner has received notice of a declaration of the dividend or distribution and has not within that period disapproved the payment or (ii) the state insurance commissioner has approved the payment within the 30-day period. Under the Delaware Insurance Code, an "extraordinary" dividend of a property and casualty insurer is a dividend, the amount of which, together with all other dividends and distributions made in the preceding 12 months, exceeds the greater of (i) 10% of an insurer's surplus with respect to policyholders, as of the end of the prior calendar year, or (ii) the insurer's statutory net income, not including realized capital gains, for the prior calendar year.

In New Jersey, dividends may not be paid unless prior notice has been given to the New Jersey Department of Banking and Insurance (NJDOBI) within five business days after the dividend is declared and 30 days prior to payment. In addition, except for extraordinary dividends or distributions paid with the approval of the NJDOBI, dividends may be paid by insurers domiciled in New Jersey only from earned surplus, which means "unassigned funds (surplus)" as reported on the insurer's annual statement as of December 31 next preceding, less unrealized capital gains and revaluation of assets. In both of these states, losses in excess of premiums ceded to retroactive reinsurance programs do not contribute to earned surplus until actually recovered from the reinsurer.

As of December 31, 2003, US Fire, our principal Delaware-domiciled insurer, has capacity to pay ordinary dividends in the amount of $80.0 million. North River, our principal New Jersey-domiciled insurer, has no ordinary dividend capacity as result of the earned surplus restriction. No assurance can be given that some or all of our operating subsidiaries' domiciliary states will not adopt statutory provisions more restrictive than those currently in effect. As of December 31, 2003, US Fire reported earned surplus of $145.6 million. As of December 31, 2003, North River reported negative earned surplus of $5.5 million.

If insurance regulators determine that payment of a dividend or any other payments to an affiliate (such as payments under a tax-sharing agreement or payments for employee or other services) would, because of the financial condition of the paying insurance company or otherwise, result in such insurance company being in a hazardous financial condition, the regulators may prohibit such payments that would otherwise be permitted without prior approval.

Statutory surplus and capital

In connection with the licensing of insurance companies, an insurance regulator may limit or prohibit the writing of new business by an insurance company within its jurisdiction when, in the regulator's judgment, the insurance company is not maintaining adequate statutory surplus or capital. We do not currently anticipate that any regulator would limit the amount of new business that our operating subsidiaries may write given their current levels of statutory surplus and capital.

Risk-based capital

In order to enhance the regulation of insurer solvency, the NAIC adopted risk-based capital (RBC) requirements for property and casualty insurance companies commencing with filings made in 1995 covering the 1994 calendar year. These RBC requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The RBC formula measures four major areas of risk facing property and casualty insurers: (i) underwriting risk, which is the risk of errors in pricing and reserve setting; (ii) asset risk, which is the risk of asset default for fixed-income assets and loss in market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents' balances; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The RBC formula provides a mechanism for the calculation of an insurance company's Authorized Control Level (ACL) RBC amount.

The NAIC RBC model law stipulates four levels of regulatory action with the degree of regulatory intervention increasing as the ratio of surplus to RBC decreases. The initial level, the "Company Action Level," requires the insurance company to submit a plan of corrective action to the relevant insurance commissioner if surplus falls below 200% of the ACL amount. The next level, the "Regulatory Action Level," requires the company to submit a plan of corrective action and also allows the regulator to perform an examination of the company's business and operations and issue a corrective order if surplus falls below 150% of the ACL amount. The third level, the ACL, permits the regulator to place the company under regulatory control, including rehabilitation or liquidation, if surplus falls below 100% of that amount. The final action level, the "Mandatory Control Level," requires the insurance commissioner to place the company under regulatory control if surplus falls below 70% of the ACL amount.

Based on the foregoing formula, at December 31, 2003, the capital of each of our insurance subsidiaries exceeded the Company Action Level, and, as a result, no regulatory or company action was required.

NAIC IRIS Ratios

In the 1970s, the NAIC developed a set of financial relationships or "tests" called the Insurance Regulatory Information System (IRIS) that was designed to facilitate early identification of companies which may require special attention by insurance regulatory authorities. Insurance companies submit data on an annual basis to the NAIC, which in turn analyzes the data utilizing ratios covering 12 categories of financial data with defined "usual ranges" for each category. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or eliminated at the consolidated level. Generally, an insurance company may become subject to increased scrutiny if it falls outside the usual ranges on four or more of the ratios. Prior to 2001, there had been instances in which certain IRIS ratios of one or more of our operating subsidiaries have fallen outside of the usual ranges. In all instances where follow-up information was requested, our responses have not resulted in additional requests or further action.

State insurance laws require us to analyze the adequacy of our reserves annually. The appointed actuary must submit an opinion that our reserves make reasonable provision for our contractual obligations and related expenses. Primarily as a result of the reserve strengthening actions recorded during 2001, US Fire, North River, CF Insurance, CF Indemnity and CF Underwriters had unusual values in a number of IRIS ratios as of December 31, 2001. US Fire reported six ratios outside of the usual range, CF Indemnity had five ratios outside the normal range and each of the other insurance companies mentioned above had four ratios outside the usual range. These unusual values relate to a large degree to the impact on operations and surplus of the reserve strengthening actions. We responded to all regulatory inquiries regarding the 2001 IRIS ratios and no further action was required. In 2002, each of the companies above failed four ratios, two as a result of the strengthening actions of 2001. One ratio, the investment yield ratio, was outside the normal range, in part due to historically low yields available in the market. We have received regulatory inquiries from New Jersey and have responded to such inquiries with the result that no further action is required. The 2003 IRIS ratio will not be available from the NAIC until approximately April 2004.

Investment regulation

Our operating subsidiaries are subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. As of December 31, 2003, we believe our investments complied with such laws and regulations in all material respects.

Guaranty funds

All 50 states have separate insurance guaranty fund laws requiring property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations. These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insolvent insurance companies. Such guaranty association laws, except the one applicable in New York, create post-assessment associations which make assessments against member insurers to obtain funds to pay association covered claims after an insurer insolvency occurs. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state. New York has a pre-assessment guaranty fund which makes assessments prior to the occurrence of an insolvency. Florida, New Jersey, New York and Pennsylvania have created, by statute, a separate guaranty association for workers' compensation business. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

Property and casualty guaranty fund assessments incurred by us totaled $0.5 million, $3.3 million, and $5.2 million for 2001, 2002 and 2003, respectively. Our policy is to accrue for insolvencies when the loss is probable and the assessment amount can be reasonably estimated. In the case of most insurance insolvencies, our ability to reasonably estimate the insolvent insurer's liabilities or develop a meaningful range of the insolvent's liabilities is significantly impaired by inadequate financial data with respect to the estate of the insolvent company as supplied by the guaranty funds. Although the amount of any assessments applicable to guaranty funds cannot be predicted with certainty, we believe that future guaranty association assessments for known insurer insolvencies will not have a material adverse effect on our results of operations or financial condition.

Shared markets

As a condition of their licenses to do business, our operating subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. Our operating subsidiaries' participation in such shared markets or pooling mechanisms is generally proportionate to the amount of each of our operating subsidiaries' direct premiums written for the type of coverage written by the specific pooling mechanism in the applicable state.

Many states have laws that established second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. Insurers writing workers' compensation in those states having second-injury funds are subject to the laws creating the funds, including the various funding mechanisms that those states have adopted to fund the second-injury funds. Several of the states having larger second-injury funds utilize a premium surcharge that effectively passes the cost of the fund to policyholders. Other states assess the insurer based on paid losses and allow the insurer to recoup the assessment through future premium rates.

Commercial automobile insurance and workers' compensation lines have mandatory pooling arrangements on a state-by-state basis for segments of the market that have difficulty finding coverage from insurers. The shared market mechanisms for providing commercial automobile coverages are generally assigned risk plans, reinsurance facilities and joint underwriting facilities. Additionally, another pooling mechanism, a Commercial Automobile Insurance Procedure (CAIP), uses a limited number of servicing carriers to handle assignments from other insurers. The CAIP servicing carrier is paid a fee for the responsibility of handling the commercial automobile policy and paying claims. For workers' compensation, the pooling in each state is generally in the form of a reinsurance-type arrangement with servicing carriers providing the policy services and claims handling services. The National Council of Compensation Insurance provides services for calculating member pooling of losses and expenses in 32 states, with the remainder of the states having their own independent servicing plans. Certain of our operating subsidiaries participate in the Florida Hurricane Catastrophe Fund, a state-mandated catastrophe reinsurance fund. Business insurance is also subject to pooled insurance on a small scale for commercial properties insured through the various Fair Access to Insurance Requirements Plans which exist in most states. We reported underwriting profits (losses) from participation in such mandatory pools and underwriting associations of $(5.3) million, $(4.6) million and $(5.6) million in 2001, 2002 and 2003.

The amount of future losses or assessments from the shared market mechanisms and pooling arrangements described above cannot be predicted with certainty. The underwriting results of these pools traditionally have been unprofitable. Although it is possible that future losses or assessments from such mechanisms and pooling arrangements could have a material adverse effect on results of operations, we do not expect future losses or assessments to have a material adverse effect on our liquidity or capital resources.

Privacy regulation

On June 1, 2000, federal regulators issued final regulations implementing the provisions of the Gramm-Leach-Bliley Act, governing the privacy of consumer financial information. The regulations limit disclosure by financial institutions of ''nonpublic personal information'' about individuals who obtain financial products or services for personal, family, or household purposes. The Act and the regulations generally apply to disclosures to nonaffiliated third parties, subject to specified exceptions, but not to disclosures to affiliates. Privacy Regulation is an evolving area of state and federal regulation, which requires us to continue to monitor developments.

Terrorism Risk Insurance Act of 2002

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 (TRIA) was signed into law. TRIA establishes a program terminating December 31, 2005 under which the federal government will share the risk of loss from certain acts of international terrorism with the insurance industry. The program is applicable to substantially all commercial property and casualty lines of business and participation by insurers writing such lines is mandatory. Under TRIA, all terrorism exclusions contained in policies in force on November 26, 2002 were voided. For policies in force on or after November 26, 2002, insurers are required to provide coverage for losses arising from acts of terrorism as defined by TRIA on terms and in amounts which may not differ materially from other policy coverages. To be covered under TRIA, aggregate losses from the act must exceed $5 million, the act must be perpetrated within the U.S. or in certain instances outside of the U.S. on behalf of a foreign person or interest and the U.S. Secretary of the Treasury must certify that the act is covered under the program.

Under TRIA, the federal government will reimburse insurers for 90% of losses above a defined insurer deductible. The deductible for each participating insurer is based on a percentage of the combined direct earned premiums in the preceding calendar year of the insurer, defined to include its subsidiaries and affiliates. The percentage is 10% for 2004 and 15% for 2005. Based on the direct earned premiums of the participating Fairfax insurers in 2003 of approximately $2.4 billion, the aggregate deductible of the Fairfax group was approximately $240 million for 2004 all of which would be borne by a single subsidiary were that subsidiary alone to sustain a loss of $240 million or more. The portion of the aggregate deductible attributable to the operating insurance subsidiaries of Crum & Forster was approximately $98.0 million for 2004. Federal reimbursement of the insurance industry is limited to $100 billion in each of 2003, 2004 and 2005. Under certain circumstances, the federal government may require insurers to levy premium surcharges on policyholders to recoup for the federal government its reimbursements paid.

After November 26, 2002, we commenced a process of offering and quoting terrorism coverage on approximately 16,000 policies and bonds in force as of the enactment date. Additionally, we have developed specific underwriting and pricing guidelines for terrorism coverage for subsequent new and renewal business. For certain classes of business, such as workers' compensation, terrorism coverage is mandatory. For those classes where coverage is not mandatory, insureds may choose not to accept terrorism coverage. Based on experience through December 31, 2003, 12% of policyholders in our property lines of business will accepted terrorism coverage. We do not expect the additional premium to be collected for this coverage to be material.

In general, our reinsurance contracts provide coverage for acts of terrorism not covered under TRIA (i.e., ''domestic'' terrorism) but do not cover TRIA-certified acts and do not cover acts of terrorism involving nuclear, biological or chemical events. The first layer of our workers' compensation treaty ($3 million excess of $2 million per occurrence) includes coverage for non-TRIA terrorist acts. The remaining limits up to $183.0 million do not have coverage for certified or non-certified terrorist acts. Effective March 19, 2003, we purchased coverage from nSpire Re Limited, formerly ORC Re Limited, a subsidiary of Fairfax, for TRIA-certified acts in an amount and on terms which reduce our exposure to such acts to the amount of our deductible based on our pro forma stand-alone direct earned premium. This contract was renewed for 2004 based on a pro forma stand-alone deductible of $98.0 million.

While the provisions of TRIA and the purchase of terrorism coverage described above mitigate our exposure in the event of a large-scale terrorist attack, our effective deductible is significant. Further, our exposure to losses from terrorist acts is not limited to TRIA events since domestic terrorism is generally not excluded from our policies and, regardless of TRIA, some state insurance regulators do not permit terrorism exclusions for various coverages or causes of loss. Accordingly, we continue to monitor carefully our concentrations of risk. See ''Business—Catastrophe management.''

Possible legislative and regulatory changes

In recent years, the insurance industry has been subject to increased scrutiny by regulators and legislators. The NAIC and a number of state legislatures have considered or adopted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and holding company systems. In addition, several committees of Congress have made inquiries and conducted hearings as part of a broad study of the regulation of insurance companies, and legislation has been introduced in several of the past sessions of Congress which, if enacted, could result in the federal government assuming some role in the regulation of the insurance industry. Although the federal government does not regulate the business of insurance directly, federal initiatives often affect the insurance business in a variety of ways.

Legislation has been introduced in Congress that would require, as an essential element of an asbestos claim, a certification of physical impairment to which asbestos exposure was a substantial contributing factor. To date, Congress has taken no action on that legislation. In addition, a bill entitled the Fairness in Asbestos Injury Resolution Act (the FAIR Act) has been introduced in Congress to address the rising number of asbestos personal injury claims in the U.S. If enacted in its current form, the FAIR Act would establish a trust fund consisting of contributions from insurers and industrial defendants, which would provide the exclusive remedy for asbestos personal injury victims. No direct contributions by reinsurers are contemplated, but instead, the FAIR Act would create a federal cause of action by which insurer participants could sue their reinsurers for recovery of asbestos fund assessments under fast track procedures and apparently in disregard of arbitration clauses in reinsurance agreements. As currently drafted, the FAIR Act would also create a medical certification requirement as a predicate to making an asbestos claim and would implement a schedule of standardized award values for the various asbestos-related injuries for which relief is proposed under the program. We are currently not able to predict whether this bill will be enacted nor can we predict the provisions that its final form might contain in the event it becomes law. At this preliminary stage, we are unable to predict the impact that such legislation could have on our operations.

It is not possible to predict the outcome of any of the foregoing legislative, administrative or congressional activities or the potential effects thereof on us.

Management

Directors and executive officers

Our directors and executive officers are as follows:

Name	Age	Position
V. Prem Watsa	53	Chairman and Chief Executive Officer
Nikolas Antonopoulos	50	President and Chief Operating Officer
Mary Jane Robertson	50	Senior Executive Vice President, Chief Financial Officer and Treasurer
Frank B. Bennett[1]	47	Director
Anthony F. Griffiths[1]	73	Director
Robbert Hartog[1]	85	Director

[1] Audit committee member.

V. Prem Watsa has served as our Chairman since March 7, 2002 and Chief Executive Officer since May 20, 2003. Mr. Watsa has served as Chairman and Chief Executive Officer of Fairfax since 1985 and as Vice President of Hamblin Watsa since 1985. He formerly served as Vice President of GW Asset Management from 1983 to 1984 and Vice President of Confederation Life Investment Counsel from 1974 to 1983. Mr. Watsa has served as Chairman of Odyssey Re Holdings Corp. since March, 2001.

Nikolas Antonopoulos has served as our President since March 7, 2002 and Chief Operating Officer since May 20, 2003. Mr. Antonopoulos has served as President of our operating companies since 2000. Mr. Antonopoulos formerly served as Principal at MMC Capital Inc. from 1996 to 1999. Prior to 1996, Mr. Antonopoulos held a variety of senior operating positions in AIG's Domestic Brokerage Group where he most recently held the position of Senior Vice President of Operations.

Mary Jane Robertson has served as our Senior Executive Vice President and Chief Financial Officer since March 7, 2002 and Treasurer since May 20, 2003. Ms. Robertson has served as Senior Executive Vice President, Treasurer and a director of several of our operating companies since 1999. Ms. Robertson formerly served as Managing Principal and Chief Financial Officer of Global Markets Access Limited from 1998 to 1999, and Senior Vice President and Chief Financial Officer of Capsure Holdings Corp. from 1993 to 1997. Ms. Robertson is a director of Russell Corporation, a publicly held branded athletic, activewear and outdoors company.

Frank B. Bennett has served as a member of our board of directors since May 20, 2003. Mr. Bennett has been a director of Vicom, Inc., a publicly-held telecommunications and media services company, where he serves on the audit committee. Since 1988, Mr. Bennett has also been President of Artesian Capital, a private equity investment company. From 1996 through 1999, Mr. Bennett was co-founder, Chairman and Chief Executive Officer of One Call Telecom, Inc., a private telecom carrier. Mr. Bennett has served as a director of various private companies from 1990 through 2001, including Waycrosse, Inc., a private financial services and management company, and Integ, Incorporated, a developer of glucose monitoring systems, which was privately held from 1992 through 1996 and publicly held from 1996 through 2001. Beginning in 1996, Mr. Bennett served on the audit committee of Integ, Incorporated until its merger in 2001 with Inverness Medical, Inc. Mr. Bennett has also held various executive level positions at Mayfield Corp. and Piper, Jaffray Companies, Inc. Mr. Bennett is also a director of Fairfax and Odyssey Re Holdings Corp., where, in each case, he serves on the audit committee.

Anthony F. Griffiths has served as a member of our board of directors since March 6, 2002. Since 1993, Mr. Griffiths has been an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987 and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. He is currently a director of various operating subsidiaries of Fairfax and of Alliance Atlantis Communications Inc., a publicly held broadcaster, creator and distributor of filmed entertainment, Leitch Technology Company, a publicly held designer, developer and distributor of audio and video infrastructure, ShawCor Ltd., a publicly held energy services company, Vitran Corporation, a publicly held provider of freight services and distribution solutions, and Russel Metals Inc., a publicly held metals processor and distributor. Mr. Griffiths is also a director of Fairfax and Odyssey Re Holdings Corp., a publicly held reinsurance company of which Fairfax is the majority stockholder, where, in each case, he serves on the audit committee.

Robbert Hartog has served as a member of our board of directors since March 6, 2002. Mr. Hartog has been President and a director of Robhar Investments Limited, a private investment company, for the past seven years. He is a director of Fairfax, where he serves on the audit committee, and various of its operating subsidiaries and Russel Metals Inc. Mr. Hartog is also a director of Odyssey Re Holdings Corp., where he serves on the audit committee.

Key employee of our operating companies

Bruce A. Esselborn has served as Chairman and Chief Executive Officer of our operating companies since 1999. From 1997 to 1999, Mr. Esselborn was a consultant to MMC Capital Inc., a global private equity investment firm that is a subsidiary of Marsh & McLennan Companies, Inc. Mr. Esselborn has 36 years of experience in the insurance business. Mr. Esselborn formerly served as President of Capsure Holdings Corp. from 1990 to 1997, and Chairman, President and Chief Executive Officer of United Capitol Insurance Company, which he co-founded in 1986. Prior to 1986, Mr. Esselborn held a variety of senior operating and technical positions at the operating company level within AIG's domestic insurance business. Mr. Esselborn intends, on or about July 2004 when he turns 62, to either retire fully from Crum & Forster or continue in the employ of Crum & Forster or Fairfax on a reduced schedule and in a capacity other than Chief Executive Officer of our operating companies.

Audit committee

Our board of directors has established an audit committee composed of Messrs. Bennett, Griffiths and Hartog. The audit committee's primary responsibilities include: engaging independent accountants; appointing the chief internal auditor; approving independent audit fees; reviewing quarterly and annual financial statements, audit results and reports, including management comments and recommendations thereto; reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; evaluating reports of actual or threatened litigation; considering significant changes in accounting practices; and examining improprieties or suspected improprieties, with the authority to retain outside counsel or experts.

Compensation of directors

Mr. Bennett, Mr. Griffiths and Mr. Hartog are compensated annually in the amount of $15,000, plus $750 per board meeting attended and their reasonable expenses of each attendance. In addition, Mr. Bennett, Mr. Griffiths and Mr. Hartog serve on our audit committee and receive $750 per committee meeting attended if held separately from the board meeting.

Executive compensation

The following table sets forth certain compensation information for our Chief Executive Officer and our other executive officers, referred to as our named executive officers, during the years ended December 31, 2002 and 2003.

Summary compensation table

| Name and Principal Position | Fiscal Year | Annual Compensation | | | Long Term Compensation Awards | | All Other Compensation ($)[3] |
		Salary ($)	Bonus ($)[1]	Other Annual Compensation ($)[2]	Restricted Stock Awards ($)	Securities Underlying Options (#)	
V. Prem Watsa[4][5]	2002	$ -	$ -	$ -	$ -	-	$ -
Chairman and Chief Executive Officer	2003	$ -	$ -	$ -	$ -	-	$ -
Bruce A. Esselborn[6]	2002	$1,000,000	$1,000,000	$49,275[7]	$	-[8]	-	$ 54,000
Chief Executive Officer of Crum & Forster's operating subsidiaries	2003	$1,000,000	$1,400,000	$58,300[7]	$	-[8]	-	$1,785,000
Nikolas Antonopoulos[6]	2002	$ 400,000	$ 500,000	$ -	$	-[8]	-	$ 22,500
President and Chief Operating Officer	2003	$ 500,000	$ 700,000	$55,207[7]	$	-[8]	-	$ 839,500
Mary Jane Robertson[6]	2002	$ 400,000	$ 500,000	$ -	$	-[8]	-	$ 22,500
Senior Executive Vice President, Chief Financial Officer and Treasurer	2003	$ 500,000	$ 700,000	$ -	$	-[8]	-	$ 839,500

[1] Bonuses earned in 2002 and 2003 were paid in February 2003 and January 2004, respectively.

[2] As required by regulation, perquisites and other personal benefits, securities or property are only included in the ''Other Annual Compensation'' column where the aggregate amount of such compensation exceeds the lesser of $50,000 or 10% of an executive officer's salary and bonus.

[3] With respect to 2002, includes a contribution under the Individual Retirement Plan of United States Fire Insurance Company in the amount of $7,408 (including a company matching contribution of $2,308 and a company basic contribution of $5,100) for Mr. Antonopoulos, $6,946 (including a company matching contribution of $1,846 and a company basic contribution of $5,100) for Ms. Robertson and $10,600 (including a company matching contribution of $5,500 and a company basic contribution of $5,100) for Mr. Esselborn, and a contribution under the Supplemental Individual Retirement Plan of United States Fire Insurance Company in the amount of $15,092 (including a company matching contribution of $9,692 and a company basic contribution of $5,400) for Mr. Antonopoulos, $15,554 (including a company matching contribution of $10,154 and a company basic contribution of $5,400) for Ms. Robertson and $43,400 (including a company matching contribution of $24,500 and a company basic contribution of $18,900) for Mr. Esselborn. With respect to 2003, includes a contribution under the Individual Retirement Plan of United States Fire Insurance Company in the amount of $7,800 (including a company matching contribution of $1,800 and a company basic contribution of $6,000) for each of Mr. Antonopoulos and Ms. Robertson and a contribution under the Supplemental Individual Retirement Plan of United States Fire Insurance Company in the amount of $19,200 (including a company matching contribution of $6,000 and a company basic contribution of $13,200) for each of Mr. Antonopoulos and Ms. Robertson. With respect to Mr. Esselborn in 2003, included is a contribution under the Individual Retirement Plan of United States Fire Insurance Company in the amount of $12,000 (including a company matching contribution of $6,000 and a company basic contribution of $6,000) along with a contribution under the Supplemental Individual Retirement Plan of United States Fire Insurance Company in the amount of $48,000 (including a company matching

contribution of $24,000 and a company basic contribution of $24,000). In 2003, we awarded a bonus to each of Ms. Robertson and Mr. Antonopoulos in the amount of $3,250,000 and to Mr. Esselborn in the amount of $6,900,000. The bonus is in recognition of each individual's service and contribution to us in 1999, 2000, 2001 and 2002. The bonus will vest 25% on each of July 1, 2003, July 1, 2004, July 1, 2005 and July 1, 2006 and be payable within 10 days of vesting. If an individual terminates employment prior to any vesting date, he or she will forfeit payment of the unvested portion of the bonus. Notwithstanding the foregoing, the unvested portion of the bonus will immediately vest and become payable if such individual (i) dies, (ii) becomes disabled, (iii) is terminated without ''cause'' or (iv) resigned for ''good reason.''

[4] V. Prem Watsa is compensated by Fairfax without reimbursement by us.

[5] During 2002 and 2003, Mr. Watsa was paid total annual compensation of Cdn$600,000 in each year and total other compensation of Cdn$13,500 and Cdn$14,500, respectively, by Fairfax. Since 2000, Mr. Watsa has agreed that his aggregate compensation from Fairfax and Hamblin Watsa Investment Counsel Ltd. will consist solely of an annual salary of Cdn$600,000 (and standard benefits provided to Fairfax's executives generally), with no bonus or other profit participation and no participation in any equity plans (other than the payroll purchase plan).

[6] Includes amounts paid by Crum & Foster Holding Inc. and amounts paid by subsidiaries of Crum & Forster Holding Inc.

[7] Includes payments by us with respect to the lease of an automobile for each of Mr. Esselborn in 2002 and 2003 and Mr. Antonopoulos in 2003 in the amount of $26,478, $25,419 and $23,989, respectively, and payments to compensate Mr. Esselborn in 2002 and 2003 and Mr. Antonopoulos in 2003 for higher property tax expense incurred with respect to home relocation in the amount of $22,797, $32,881 and $31,218 respectively.

[8] Mr. Esselborn, Mr. Antonopoulos and Ms. Robertson hold 13,600, 2,336 and 2,800, respectively, restricted subordinate voting shares of Fairfax granted under the Fairfax Financial 1999 Restricted Share Plan, with a value of approximately $2,373,336, $407,655 and $488,628, respectively, as of December 31, 2003, based upon the closing price of the subordinate voting shares of Fairfax on the New York Stock Exchange. Restricted subordinate voting shares of Fairfax have not been awarded to Mr. Esselborn, Mr. Antonopoulos or Ms. Robertson under the Fairfax Financial 1999 Restricted Share Plan since 1999. Dividends declared by the board of directors of Fairfax payable on subordinate voting shares of Fairfax will accrue with respect to restricted subordinate voting shares and will be payable upon vesting of such restricted shares.

Employment agreements

We, together with Fairfax, have entered into employment agreements with Mr. Antonopoulos and Ms. Robertson. These agreements provide that Mr. Antonopoulos will serve as our President and Chief Operating Officer and as the President of our insurance operating companies and that Ms. Robertson will serve as our Senior Executive Vice President, Chief Financial Officer and Treasurer and as the Senior Executive Vice President, Treasurer and Chief Financial Officer of our insurance operating companies, in each case, excluding Seneca. The agreements are effective as of January 1, 2003 for a two-year term with automatic daily one-day extensions, such that the employment period at any time is two years unless notice is given by either party that the term will not be extended. Mr. Antonopoulos and Ms. Robertson will each be compensated with an annual base salary of $500,000 and with a minimum annual cash bonus of $250,000 for services rendered during 2004 and 2005, plus reimbursement of reasonable business expenses. In the event Mr. Antonopoulos or Ms. Robertson is terminated by us without ''cause'' or the executive resigns employment for ''good reason'', such executive will continue to receive, for three years following termination, his or her base salary and an annual cash bonus equal to their respective base salary on the date of termination, plus all miscellaneous health, death and disability benefits to which such executive was entitled immediately prior to termination. In addition, upon such termination of the executive's employment, all then unvested Fairfax restricted stock awards shall automatically vest, and we will provide placement services for one year at no cost to the executive. Each of Mr. Antonopoulos and Ms. Robertson is subject to post-termination non-solicitation covenants for one year following termination of employment, and to a perpetual confidentiality covenant.

In October, 1999, Fairfax entered into an employment agreement with Mr. Esselborn. The agreement provides that Mr. Esselborn will serve as the Chairman and Chief Executive Officer of Crum & Forster Holding Inc. and of our insurance operating companies. The agreement was effective October 1, 1999 and is effective for a two-year term with automatic one-day extensions, such that the employment period at any time is two years. Mr. Esselborn is compensated with an annual base salary of $1 million. We also provide Mr. Esselborn with a club membership, an automobile, personal financial planning and property tax equalization.

In 2000, Fairfax provided interest-free mortgage loans to Ms. Robertson and Mr. Esselborn, of which at December 31, 2003, $400,000 and $900,000, respectively, remained outstanding. These loans are repayable upon the sale of their respective primary residences in New Jersey.

Equity-based and other compensation plans

Defined Contribution and Profit Sharing Plans

Our employees participate in The Individual Retirement Plan of United States Fire Insurance Company (the Plan), which is a defined contribution plan that is intended to qualify under sections 401(a), 401(k) and 501(a) of the Code. Under the plan, each participant is eligible to enter into a written salary reduction agreement with us whereby a participant's base salary will be reduced by a whole percentage from 1% to 20%, as elected by the participant, on either a before-tax or after-tax basis in accordance with the rules governing cash or deferred arrangements under section 401(k) of the Code, provided, however, that the aggregate amount of before-tax and after-tax contributions cannot exceed 20% of a participant's base salary. The amount deferred by a participant is contributed to the trust fund for the plan and invested in accordance with the election of the participant from among investment funds established under the trust agreement, including a Fairfax common stock investment fund. We make matching contributions to the trust fund equal to 50% of a participant's pre-tax and after-tax contributions up to a maximum of 6% of a participant's base salary. In addition, we make a basic profit sharing contribution to the plan trust fund equal to 3% of a participant's salary regardless of whether the participant elects to make pre-tax or after-tax contributions. We may also make a supplemental matching contribution and supplemental profit sharing contribution to a participant's account in an amount determined in our discretion. All contributions by a participant are 100% vested at all times. A participant is 100% vested at all times in all basic and supplemental profit sharing contributions made by us. With respect to matching contributions made by us, a participant becomes vested based on years of service as follows: 20% vested after one year of service, 40% after two years, 60% after three years, 80% after four years and 100% after five years.

The Code imposes various limits on the amounts that may be contributed to the Plan by or for any participant each year. To the extent that a participant's contributions and our matching contributions are affected by such Code limitations, such eligible employees may participate in the Supplemental Individual Retirement Plan of United States Fire Insurance Company (the Supplemental Plan).

The Supplemental Plan is an unfunded plan that is not intended to be a tax qualified plan under the Code. The Supplemental Plan provides salary contributions and basic supplemental matching contributions and profit sharing contributions that would have been available to eligible employees under the plan but for the limitations imposed under the Code. All participant and employer contributions under the Supplemental Plan are subject to the same vesting schedule applicable under the Plan.

We do not maintain any defined benefit pension plans for our employees or former employees.

Certain relationships and related transactions

Investment agreements

Certain of our operating subsidiaries have each entered into an investment management agreement with Hamblin Watsa, a wholly owned subsidiary of Fairfax, authorizing Hamblin Watsa to manage an investment account on a continuous basis in accordance with our investment objectives. Under the agreements, the annual base fee payable to Hamblin Watsa is 0.10% of the total assets managed, calculated at the end of each quarter based upon the average market value of the assets under management for the three preceding months, and payable on a quarterly basis. In addition, Hamblin Watsa receives an annual incentive fee relating to the management of the equity securities accounts equal (subject to an annual maximum) to 10% of every percentage point of return in the equities account achieved in the relevant year in excess of the Standard & Poor's 500 Index return plus 200 basis points, if the equities account (net of fees) has achieved such an excess on a cumulative basis from the inception of Hamblin Watsa's management. The annual fee for equity securities, including base fee and incentive fee, is subject to a maximum of 1.75% of the total equity assets managed (provided that any fees exceeding this threshold may be carried forward). The annual investment management fee, including base fee and incentive fee, is subject to an aggregate maximum of 0.25% of the total assets managed.

Our agreement with Hamblin Watsa states that they are to manage our investments in accordance with written guidelines, set forth in the investment agreements between our operating subsidiaries and Hamblin Watsa, intended to ensure that we retain sufficient liquidity for payment of claims and operating expenses, while investing for the long term in both foreign and domestic securities. All investments are required to be made in accordance with applicable statutes and insurance regulations.

In addition, such operating subsidiaries have each entered into an investment administration agreement with Fairfax, pursuant to which Fairfax has agreed to provide specified investment administration services in return for an annual fee of 0.10% of the total assets managed under the investment management agreements described above, calculated and payable quarterly. Fairfax has the ability to change the fee structure, subject to regulatory approval, upon 30 days' written notice.

Each of our other operating subsidiaries has entered into an investment agreement with Hamblin Watsa and Fairfax. The investment agreements provide for an annual base fee of 0.30% of the total assets managed and a maximum annual investment management fee of 0.40% of the total assets managed (provided that any fees exceeding this threshold may be carried forward), but otherwise, generally, contain the same terms and conditions as the investment management and investment administration agreements described above. In addition, certain of the investment agreements provide that subject to certain restrictions, Hamblin Watsa may sell securities between our affiliates.

These investment management, investment administration and investment agreements may be terminated by any party on 30 days' written notice.

For the year ended December 31, 2003, total fees of $7.5 million were incurred by us for services under the agreements described above.

Benefit claims payment agreement

US Fire participates in a program of employee welfare benefits that has been established by Fairfax Inc., including dental and medical plans for employees and designated retirees. US Fire has entered into a benefit claims payment agreement effective January 1, 2001 with Fairfax wherein US Fire has agreed to fund one or more accounts as directed by Fairfax in amounts sufficient to cover disbursements related to our employees by the plans' service provider and US Fire's proportionate share of plan-related expenses and such other amounts as they may agree. The agreement is for a term of one year with automatic successive renewal terms of one year each unless terminated by either party on 60 days' written notice.

Fairfax insurance coverage

On behalf of its subsidiaries, including us, Fairfax has purchased an insurance policy from a number of A+ or better rated insurance companies covering comprehensive crime insurance, insurance companies professional liability insurance, directors' and officers' liability and company reimbursement insurance, employment practices liability insurance and fiduciary liability insurance. Additionally, Fairfax has purchased added individual directors' and officers' liability insurance protection. The coverage detailed herein is in respect of acts after May 31, 2003. Fairfax maintains separate insurance for acts prior to May 31, 2003. Our share of the premiums for these coverages was approximately $1.5 million.

Information technology services agreement

Under an agreement effective September 1, 2001, US Fire has agreed to obtain certain information technology services on a non-exclusive basis from Fairfax Information Technology Services, Inc. (FITS), a wholly owned subsidiary of Fairfax. The agreement requires US Fire to make monthly payments based on a mutually agreed annual budget (annually adjusted to actual expenses), which payments amounted to $13.5 million in 2002, and $15.1 million in 2003, for capital and operating expenditures. Under the agreement, FITS is the prime contractor in overseeing, managing and providing information technology services including software application development, voice support, arranging for third party licenses, capacity planning, manpower, data protection, and asset lifecycle management. The initial term of the agreement is five years commencing September 1, 2001 and US Fire has the option of extending the initial term for any number of successive one year periods on the same terms on ninety days' written notice prior to the end of the then current term. The agreement is renewable at the option of FITS, subject to agreement upon pricing and other terms and conditions. The agreement is terminable by US Fire at any time in whole or in part on 180 days' written notice.

Tax sharing arrangements

We participate in tax sharing agreements that provide for our inclusion in the consolidated federal income tax returns of Fairfax Inc. (the ''Fairfax Group''), as well as the consolidated or combined state income or franchise tax returns of Fairfax Inc. Subject to the tax sharing agreements discussed in this paragraph, every member of the Fairfax Group is severally liable for the federal income tax liabilities of the Fairfax Group, and may be liable under similar rules for state income or franchise taxes of the entire group. Under the tax sharing agreements, we make payments to Fairfax Inc. equal to the amounts of federal income taxes that each of us would pay, subject to some adjustments, if we each had filed our own separate federal income tax returns, and our shares of any state income or franchise taxes. Thus, although we cannot currently offset our losses or losses of one of our subsidiaries (including as a result of our interest expense generated by the notes) against income of another in computing the federal income tax payments to Fairfax Inc. under the tax sharing agreements, Fairfax Inc. has agreed to amend the tax sharing agreements at such time and in such a way to permit us to utilize the holding company net operating losses prior to their expiration. Subject to the second preceding sentence, under these tax sharing agreements Fairfax Inc. is responsible for filing and paying taxes with respect to all consolidated or combined returns which include Fairfax Inc., Crum & Forster and our subsidiaries. Fairfax Inc. and the other members of the Fairfax Group are solely responsible, and are obligated to indemnify and hold us harmless, for any taxes that are attributable to Fairfax Inc. and such other members of the Fairfax Group.

Master repurchase agreements

US Fire, CF Indemnity and CF Underwriters have each entered into a master securities repurchase agreement with Fairfax effective July 1, 2000. US Fire also entered into an amendment to the master securities repurchase agreement, effective September 11, 2001, which increased the maximum value of securities subject to repurchase to $100.0 million from $25.0 million. The North River and CF Insurance master securities repurchase agreements with Fairfax are effective January 8, 2004. Each agreement provides for the repurchase of securities that are transferred to Fairfax from time to time in order to provide liquidity in the event that we are required to pay claims or other corporate obligations, subject to an aggregate limitation for US Fire and North River of $100.0 million each and $5.0 million for each of CF Indemnity, CF Underwriters and CF Insurance. Under each agreement we are obligated to repurchase from Fairfax the securities that are transferred for this purpose before the end of the calendar year in which the original purchase took place at a price equal to the amount initially raised from their sale plus the stated interest rate of each security pursuant to its initial sale. During the time that such securities are transferred to Fairfax, we are entitled to receive the income payable in respect of such securities.

Administrative services agreement

US Fire has entered into an administrative services agreement with FITS effective January 1, 2001 pursuant to which US Fire provides certain management and general services. In return for these services, FITS has agreed to make monthly payments to US Fire reflecting the actual cost to US Fire of providing such services. The services to be provided by US Fire relate to corporate communications and public relations, audit, executive, legal, personnel, benefit and benefits plans, financial services including accounting and tax, technology services and facilities management. The agreement may be terminated by either party on 180 days' written notice. In 2003, fees billed for these services totalled $54,000.

Claims services and management arrangements

US Fire and CF Indemnity have each entered into a services agreement, effective January 1, 2000, with TIG, an affiliate of Fairfax, to obtain certain services relating to issuing policies and handling claims in return for payments reflecting the actual cost of providing such services. The agreement was renewed on January 1, 2002 for one year, and will be automatically extended for successive one year terms unless terminated by either party on 180 days' written notice.

Under an agreement effective as of July 1, 2000, US Fire appointed RiverStone Claims Management LLC, a wholly owned subsidiary of Fairfax, as its claims manager to handle certain claims, including environmental, asbestos, tobacco, firearms and construction defect claims, referred to RiverStone by US Fire within the full policy limits and to recommend the amount of loss reserves to be established for each claim. The agreement provides for an annual service fee of $2.1 million, subject to annual adjustments. In 2003, we paid $2.1 million to RiverStone in respect of the agreement. The agreement is terminable by either party on 60 days' written notice.

Under an agreement effective October 1, 2001, US Fire agreed to provide claims handling services for certain types of claims, including workers' compensation, to International Insurance Company, a wholly owned subsidiary of Fairfax that recently merged with TIG. Pursuant to the agreement, International reimburses US Fire's costs in connection with the provision of these services. For 2003, we billed $84,000 to TIG in connection with this agreement. This agreement is terminable by either party on 60 days' written notice.

Reinsurance arrangements

We have numerous reinsurance agreements in effect that include subsidiaries of Odyssey Re Holdings Corp., nSpire, Ranger Insurance Company, TIG and Lombard General Insurance Company of Canada, each an affiliate of Fairfax, as a party. Under these arrangements our affiliated reinsurers participate in varying layers of our risk across most of our lines of business, including property, umbrella, workers' compensation, directors' and officers' liability, surety, environmental liability and errors and omissions and we have assumed risk from other affiliates relating to surety and property catastrophe business. The majority of these agreements may be terminated on 90 days' notice or less. For the year ended December 31, 2003, we ceded $1.3 million in premiums to Clearwater Insurance Company (formerly Odyssey Reinsurance Corporation), $6.1 million in premiums to Odyssey America Reinsurance Corporation, $29.7 million to nSpire and $17.7 million to TIG. We also assumed $1.1 million in premiums from Lombard and $6.7 million in premiums from Odyssey for the year ended December 31, 2003. Other than the following, participation by our affiliates in each agreement is limited to 20% or less of the total reinsurance purchased under the agreement:

- under an agreement effective March 19, 2003, we purchased coverage from nSpire Re Limited, formerly ORC Re Limited, a subsidiary of Fairfax, for TRIA-certified acts in an amount and on terms which reduce our exposure to such acts to the amount of our deductible based on our pro forma stand-alone direct earned premium was renewed for 2004 based on a pro forma stand-alone deductible of $98.0 million

- under agreements effective as of May 1, 2003, which provide reinsurance for our management protection business, including directors' and officers' liability, employment practices liability and fiduciary liability, nSpire has a 100% participation in our excess of loss reinsurance, which provides coverage of up to $8 million in excess of our retention of $2 million for new and renewal primary policies. nSpire also has a 100% participation in our variable quota share reinsurance treaty for excess policies under which nSpire assumes 60% of policy limits up to $5 million and

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80% of policies from $5 million to $10 million. The ceding commission is 27.5% under both treaties;

- under agreements effective as of May 1, 2003, which provide reinsurance for our surety bond business, nSpire has a 90% participation in our excess of loss reinsurance (subject to a 10% co-participation), which provides up to $7.5 million of coverage in excess of our retention of $7.5 million per principal and has a 100% participation on our per bond variable quota share reinsurance, which provides proportional coverage for our surety bond business. The ceding commission rate under the variable quota share is 42.5% and the percent ceded varies from 20% to 77.5% depending on the bond penalty;

- under an agreement effective as of March 1, 1999, we have agreed to cede, subject to a ceding commission of 23%, and TIG has agreed to reinsure 100% of direct written premiums for all business that is arranged or brokered through Ranger Insurance Managers, Inc., a wholly owned subsidiary of Fairfax, that is classified as excess liability for public entities;

- under an agreement effective as of January 1, 2001, nSpire has a 100% participation in our aggregate stop loss reinsurance for accident years 2000, 2001 and 2002, which provides 15 percentage points of loss and LAE ratio coverage in 2000 in excess of 66% of subject net earned premiums, in 2001 in excess of 73% of subject net earned premiums and in 2002 in excess of 70% of subject net earned premiums, in each case up to a maximum annual payment of 15% of subject net earned premiums, subject to maximum annual payments of $125 million for accident year 2000 and $150 million for accident years 2001 and 2002. nSpire was the retrocessionnaire for accident year 2000. We commuted the liabilities associated with the 2001 accident year portion of this agreement in December 2003;

- in a number of reinsurance treaties that provide coverage for Seneca's directors' and officers' liability, employment practices, boiler and machinery, environmental and technology errors and omissions business for various periods from 1997 to the present, Odyssey Re participates in varying percentages up to 56% of the total coverage;

- under an agreement effective January 1, 2001, we have agreed to reinsure, and Lombard General Insurance Company of Canada has agreed to cede, 100% of the surety business of Lombard underwritten by us. The agreement provides a 10% ceding commission. This is a continuous term agreement that can be cancelled by either party with 60 days' prior written notice; and

- we have a 12.3% assumed reinsurance participation in a $102 million property catastrophe reinsurance cover through Odyssey America for calendar year 2003. Odyssey Re receives a ceding commission of acquisition cost plus 7.5%.

Investments in affiliates

In May 2003 we exchanged our holdings in Hub common shares and Hub debentures for common shares of Northbridge, a newly formed subsidiary of Fairfax. We realized a capital gain of $40.7 million on this transaction. Northbridge is a publicly traded Canadian property and casualty holding company. See ''Management's discussion and analysis of financial condition and operations—Investment results.''

In June 2003 we invested $3.7 million in MFXchange Holdings, Inc., an information technology services company owned by Fairfax.

In December 2003, we acquired from TIG, a wholly-owned subsidiary of Fairfax, 800,000 shares of Odyssey, a reinsurance company owned 80.6% by the Fairfax group, and publicly traded on the New York Stock Exchange (NYSE:ORH). The purchase was made at $22.28 per share, which approximated the fair market value on the date of purchase. The total cost of the Odyssey shares was $17.8 million and the fair value as of December 31, 2003 was $18.0 million.

In December 2003, we redeemed 1.8 million shares in HWIC at $33.50 per share, in order to realize an investment gain for statutory accounting purposes. HWIC is an investment fund owned 100% by Fairfax affiliates which invests in a diversified portfolio of listed equity and equity-related securities in Asia. In order to complete the redemption, HWIC liquidated a portion of the fund, selling underlying securities to third parties. Total proceeds from the redemption were $60.0 million and we realized a gain on the redemption in the amount of $15.7 million. We reinvested $25.0 million in HWIC in January 2004.

Borrowing from Fairfax

We have entered into a non-interest bearing subordinated stand-by credit facility note with Fairfax whereby Fairfax will make available to us up to $40.0 million which we may borrow from time to time only and so long as necessary to meet corporate obligations. The credit facility note to Fairfax does not place any conditions or limitations on our ability to draw thereunder, the indenture restricts our ability to use these funds for so long as we are required to maintain the interest escrow account. See ''Description of the notes—Certain covenants—Maintenance of interest escrow account.'' Amounts borrowed under the note to Fairfax are due in 2018 but may be paid back early without penalty, provided that such payment is permitted under the indenture. See ''Description of the notes—Certain covenants—Limitation on Restricted Payments.'' Our obligations under the credit facility note to Fairfax are subordinated to our senior indebtedness, including our obligations under the notes. Amounts borrowed under the credit facility note do not bear interest.

Fairfax is not an obligor or guarantor of our obligations under the old or new notes. We cannot assure you that Fairfax will be able to lend us amounts we seek to borrow from time to time under the credit facility note to Fairfax described above. See ''Risk factors—Fairfax will not have any obligation under the notes.''

Security ownership of certain beneficial owners

The following table sets forth information with respect to the beneficial ownership of our capital stock by:

- all those known by us to be beneficial owners of more than five percent of the outstanding shares of our common stock; and

- all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named in this table have sole voting and investment control with respect to all shares beneficially owned.

	Shares of Common Stock	
Name of Person or Group	Shares Owned	Percent of Total
Fairfax Inc.[1]	100	100%
Officers, directors as a group..................................	-	-

[1] Fairfax Inc. is a subsidiary of Fairfax. The principal office address of Fairfax Inc. is 300 First Stamford Place, Stamford, Connecticut 06902. The Sixty Two Investment Company Limited (Sixty Two), a company controlled by V. Prem Watsa, our Chairman and Chief Executive Officer, owns subordinate and multiple voting shares representing 54.2% of the total votes attached to all classes of shares of Fairfax. Mr. Watsa himself beneficially owns and controls additional subordinate voting shares which, together with the shares owned by Sixty Two, represent 55.0% of the total votes attached to all classes of Fairfax's shares.

Description of the notes

General

In this section, references to the ''Company'' are references to Crum & Forster only, and not to any of its Subsidiaries. The old notes were issued, and the Company will issue the new notes, under an indenture (the ''*Indenture*'') dated June 5, 2003 between the Company, as successor to Crum & Forster Funding Corp., a Delaware corporation, and The Bank of New York, as Trustee (the ''*Trustee*''). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the ''*TIA*''). A copy of the Indenture may be obtained from Crum & Forster. You can find definitions of certain capitalized terms used in this description under ''—Certain definitions.''

The old notes were, and the new notes will be, issued in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the notes. The notes may be presented for registration or transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the notes (the ''*Holders*''). The Company will pay principal (and premium, if any) on the notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any old notes that remain outstanding after the completion of the exchange offer, together with the new notes issued in connection with the exchange offer, are treated as a single class of securities under the Indenture.

Principal, maturity and interest

The notes are limited in aggregate principal amount to $300.0 million. The notes mature on June 15, 2013. Interest on the notes accrues at the rate of $10\frac{3}{8}\%$ per annum and is payable semiannually in cash on each June 15 and December 15, commencing on December 15, 2003, to the persons who are registered Holders at the close of business on the June 1 and December 1 immediately preceding the applicable interest payment date. Interest on the notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

The notes are not guaranteed by any of Crum & Forster's subsidiaries. The notes are not entitled to the benefit of any mandatory sinking fund.

Escrow of proceeds

Interest Escrow Account

Crum & Forster deposited approximately $63.1 million (the ''*Interest Escrow Assets*'') into an interest escrow account (the ''*Interest Escrow Account*'') pursuant to the escrow agreement between Crum & Forster and The Bank of New York (the ''*Interest Escrow Agreement*''). In addition, from and after the date of the third interest payment on the notes, we are required under certain circumstances to maintain an amount in the Interest Escrow Account sufficient to make two interest payments on the notes. See ''—Certain covenants—Maintenance of interest escrow account.''

Pending release to make interest payments on the notes, the Interest Escrow Assets may be invested only in cash, U.S. Treasury securities or repurchase obligations having staggered maturities no longer than the dates of the related interest payments. The Interest Escrow Agreement and the Indenture provide that funds shall and may be disbursed from the Interest Escrow Account only to pay interest on the notes (except that, if a portion of the notes has been retired by the Company, funds representing the amount of interest payments that would have been required on such retired notes may be released to the Company at the time such notes are retired) or as permitted under clause (9) under ''—Certain covenants—Limitation on restricted payments.'' The notes are secured by a first priority security interest in all funds contained in the Interest Escrow Account, pending disbursement or release pursuant to the Interest Escrow Agreement and the Indenture. Upon the acceleration of the maturity of the notes or the failure to pay principal or premium when due, the Indenture will provide for the foreclosure by the Trustee upon the proceeds of the Interest Escrow Account.

Ranking and security

The notes are senior obligations of the Company, ranking equal in right of payment with all other existing and future unsubordinated obligations of the Company and ranking senior to all existing and future subordinated obligations of the Company. The notes also are effectively subordinated to any indebtedness and other liabilities of the Company's Subsidiaries that are not Guarantors. The notes will not initially be guaranteed by Crum & Forster's Subsidiaries.

As of December 31, 2003, the Company had $300.0 million of outstanding obligations reflected on the balance sheet, and its Subsidiaries had approximately $4.4 billion of obligations reflected on the balance sheet to which the notes would have been effectively subordinated. The notes are secured by a first priority security interest in the Interest Escrow Account.

Redemption

Optional redemption

Except as described below, the notes are not redeemable before June 15, 2008. Thereafter, the Company may redeem the notes at its option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on June 15 of the year set forth below:

Year	Percentage
2008	105.188%
2009	103.458%
2010	101.729%
2011 and thereafter	100.000%

In addition, the Company must pay accrued and unpaid interest to the date of redemption on the notes redeemed.

Notwithstanding the foregoing, at any time, or from time to time, on or prior to June 15, 2006, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the notes issued under the Indenture at a redemption price of 110.375% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

(1) at least 65% of the principal amount of notes issued under the Indenture remains outstanding immediately after any such redemption; and

(2) the Company makes such redemption not more than 60 days after the consummation of any such Equity Offering.

''*Equity Offering*'' means a public or private offering of Qualified Capital Stock of the Company to any Person other than Fairfax or an Affiliate of Fairfax in which the gross cash proceeds to the Company are at least $50.0 million.

Selection and notice of redemption

In the event that the Company chooses to redeem less than all of the notes, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Change of Control

Upon the occurrence of a Change of Control, each Holder has the right to require the Company to purchase all or a portion of such Holder's notes pursuant to the offer described below (the ''*Change of Control Offer*''), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

Within 30 days following the date upon which the Change of Control occurs, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the ''*Change of Control Payment Date*''). Holders electing to have a note purchased pursuant to a Change of Control

Offer will be required to surrender the note, with the form entitled ''Option of Holder to Elect Purchase'' on the reverse of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

The Company is not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

Neither the Board of Directors of the Company nor the Trustee (unless at the direction of a majority of the Holders) may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the ''Change of Control'' provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the ''Change of Control'' provisions of the Indenture by virtue thereof.

Certain covenants

The Indenture contains, among others, the following covenants:

Limitation on incurrence of additional Indebtedness

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, ''*incur*'') any Indebtedness (other than Permitted Indebtedness).

(b) The Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the notes or the applicable Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

Limitation on Restricted Payments

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock (other than to the Company or a Restricted Subsidiary);

(2) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (other than any Indebtedness convertible into Capital Stock of the Company); or

(3) make any Investment (other than Permitted Investments) or make any payment (of principal, interest or otherwise) in cash or otherwise with respect to any Permitted Indebtedness of the type described in clause (15) of the definition thereof;

(each of the foregoing actions set forth in clauses (1), (2) and (3) being referred to as a ''*Restricted Payment*''), if at the time of such Restricted Payment or immediately after giving effect thereto and to the incurrence of any Indebtedness incurred to finance such Restricted Payment,

(i) a Default or an Event of Default shall have occurred and be continuing; or

(ii) (x) the Ratio Test is not met; (y) the ratio of policyholders' surplus to ACL RBC for each of US Fire and North River for the last reported fiscal quarter is less than 2.5x or (z) the ratio of combined policyholders' surplus of all of the Insurance Subsidiaries of the Company to consolidated long-term Indebtedness of the Company is less than 2.0 to 1.0; or

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(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of:

(a) the Applicable Percentage (which shall be 50% or 75% depending on satisfaction of the condition set forth in such definition) of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to March 31, 2003 and on or prior to the date the Restricted Payment occurs (the ''*Reference Date*'') (treating such period as a single accounting period); plus

(b) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to March 31, 2003 and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock); plus

(c) without duplication of any amounts included in clause (x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock (excluding, in the case of clauses (iii)(x) and (y), any net cash proceeds from an Equity Offering to the extent used to redeem the notes in compliance with the provisions set forth under the last paragraph of ''—Redemption—Optional redemption''); plus

(d) 100% of the proceeds of any Indebtedness of the Company or any Restricted Subsidiary incurred after the Issue Date that has been converted into or exchanged for Qualified Capital Stock of the Company; plus

(e) without duplication, the sum of:

(1) the aggregate amount returned in cash to the Company on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(2) the net cash proceeds received by the Company from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

(3) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit (provided that with respect to clause (2), (3), (8), (9) or (10) no Default or Event of Default shall have occurred and be continuing):

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2) the redemption, repurchase or retirement or other acquisition of any shares of Capital Stock of the Company or any Restricted Subsidiary, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

(3) at any time following an initial public offering of Capital Stock of the Company, repurchases of Capital Stock of the Company or any Restricted Subsidiary from officers, directors and employees of the Company or any of its Subsidiaries who are not affiliated with Fairfax other than by virtue of such employment by or directorship of the Company or such Subsidiary or their authorized representatives upon the death, disability or termination of employment of such employees or termination of their seat on the board of the Company or any Restricted Subsidiary in an aggregate amount not to exceed $3.5 million in any calendar year;

(4) the payment of a dividend to Fairfax representing the net proceeds of the offering less the amounts deposited in the Interest Escrow Account;

(5) the deemed repurchase of Capital Stock of the Company or any Restricted Subsidiary upon the exercise of stock options;

(6) pro rata dividends or other distributions made by a Restricted Subsidiary to minority holders of equity interests in such Restricted Subsidiary;

(7) payments to Fairfax for the payment of taxes pursuant to the Tax Allocation Agreement as such agreement is in effect on the Issue Date (or any replacement thereof having terms no more onerous to the Company, taken as a whole);

(8) payments of dividends on, and the repurchase, redemption, retirement or acquisition at the scheduled maturity, scheduled repayment or scheduled sinking fund date, of Disqualified Capital Stock the incurrence of which was permitted by the Indenture;

(9) (a) at any time following December 15, 2004, payment from time to time (but no more often than once per fiscal quarter) of a dividend or distribution to Fairfax in an amount equal to the amount remaining in the Interest Escrow Account in excess of the amount necessary to make two interest payments on the notes then outstanding, and (b) following the termination of the Interest Escrow Account in accordance with the terms of the Interest Escrow Agreement, payment of a dividend or distribution to Fairfax in an amount equal to the sum of (i) the aggregate amount of any outstanding loans made by Fairfax to the Company pursuant to the Fairfax Note used to fund the Interest Escrow Account, to the extent not already distributed pursuant to clause (a) hereof or otherwise, and (ii) interest on and other proceeds of investment of the Interest Escrow Assets; and

(10) other Restricted Payments in an aggregate amount not to exceed $10.0 million since the Issue Date.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the first paragraph of this covenant, amounts expended pursuant to clauses (1), (2)(ii) and (10) shall be included in such calculation. No Restricted Payment under any provision of this covenant may be made under any circumstance to Fairfax or any Affiliate of Fairfax other than in cash.

Under GAAP, Consolidated Net Income is not reduced by unrealized losses or increased by unrealized gains.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors);

(2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash or Cash Equivalents and is received at the time of such disposition; and

(3) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale (other than an Asset Sale consisting of (i) 10% or more of the Capital Stock of US Fire or North River or (ii) assets of US Fire or North River constituting more than 10% of the assets of US Fire or North River, respectively, or (iii) assets of US Fire or North River generating more than 10% of the consolidated gross premiums written of the Company for the most recently reported four fiscal quarters (any such sale, an ''*Excluded Sale*'')), within 180 days of receipt thereof to make an investment in an Insurance Subsidiary (whether then owned or then acquired).

For purposes of clause (2) above, (A) the amount of any Indebtedness of the Company or any Restricted Subsidiary actually assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully and unconditionally released shall be deemed to be cash, and (B) the amount of any notes, securities or similar obligations received by the Company or any Restricted Subsidiary from such transferee that are immediately converted, sold or exchanged by the Company or the Restricted Subsidiaries into cash or Cash Equivalents shall be deemed to be cash.

On the 181st day after any Asset Sale (or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clause (3) of the preceding paragraph or on the date of consummation of an Excluded Sale) such date, a ''*Net Proceeds Offer Trigger Date*''), the aggregate amount of such Net Cash Proceeds (that have not been applied as set forth in clause (3) of the preceding paragraph on or before such Net Proceeds Offer Trigger Date in the case of any Asset Sale other than an Excluded Sale) (each, a ''*Net Proceeds Offer Amount*'') shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (a ''*Net Proceeds Offer*'') on a date (the ''*Net Proceeds Offer Payment Date*'') not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this covenant). If the Net Proceeds Offer Amount exceeds the amount paid upon consummation of the Net Proceeds Offer, the Company may use any such excess amount for any purpose not otherwise prohibited by the Indenture. Upon completion of each Net Proceeds Offer, the unutilized Net Proceeds Offer Amount shall be reset to zero.

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under ''—Merger, consolidation and sale of assets,'' which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender notes in an amount exceeding the Net Proceeds Offer Amount, notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the ''Asset Sale'' provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under such provisions of the Indenture by virtue thereof.

Limitation on dividend and other payment restrictions affecting Restricted Subsidiaries

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock;

(2) make loans or advances to the Company or any other Restricted Subsidiary or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; or

(3) transfer any of its property or assets to the Company or any other Restricted Subsidiary,

except in each case for such encumbrances or restrictions existing under or by reason of:

(a) applicable law, rule or regulation (or, with respect to any Insurance Subsidiary, as required by the applicable regulatory authority);

(b) the Indenture, the notes and the Guarantees, if any;

(c) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary;

(d) any instrument governing Acquired Indebtedness, which encumbrance or restriction was not put in place in connection with or in contemplation of such acquisition and is not applicable to any Person, or the properties or assets of any Person other than the Person or the properties or assets of the Person so acquired;

(e) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

(f) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(g) restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

(h) customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

(i) any other indenture governing debt securities of the Company that are no more restrictive in the aggregate than those contained in the Indenture; and

(j) restrictions on cash or other deposits or on net worth imposed under reinsurance or insurance contracts (other than with Affiliates of the Company) entered into in the ordinary course of the Company's underwriting (and not investing) business;

(k) agreements governing Purchase Money Indebtedness or Capitalized Lease Obligations so long as such encumbrances or restrictions apply solely to the related assets; and

(l) any agreement or instrument replacing any agreement or instrument described in clause (d) or (e) above; provided, however, that the provisions relating to such

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encumbrance or restriction contained in any such agreement or instrument are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in the agreement or instrument referred to in such clause (d) or (e).

Maintenance of Corporate Separateness

The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, (a) take any action, or conduct its affairs in any manner, which is likely to result in the corporate existence of the Company or any other Restricted Subsidiary being ignored, or in the assets and liabilities of the Company or any of its Restricted Subsidiaries being substantively consolidated with those of any other Person other than the Company or another Restricted Subsidiary, in a bankruptcy, reorganization or other insolvency proceeding; or (b) fail to satisfy customary corporate formalities in any material respect, including (i) the holding of necessary boards of directors' and shareholders' meetings or consents, (ii) the maintenance of separate corporate and accounting books and records from which required GAAP and other financial statements can be prepared, (iii) the maintenance of separate bank accounts in its own name and (iv) the maintenance of ownership of its principal assets in its name (or the name of a trustee or nominee who is not otherwise an Affiliate, including where necessary or required by applicable insurance law, rule or regulation). The foregoing covenant shall not restrict the sharing of bank accounts among Restricted Subsidiaries or shared ownership of assets to the extent not otherwise prohibited by applicable law.

Limitation on Preferred Stock of Restricted Subsidiaries and Common Stock of Insurance Subsidiaries

(a) The Company will not cause or permit, directly or indirectly, any of its Restricted Subsidiaries to issue or sell or otherwise dispose of any of their Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary.

(b) The Company will not cause or permit, directly or indirectly, any of its Restricted Subsidiaries to issue or sell or otherwise dispose of any Common Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) (unless 100% of the Common Stock of such Restricted Subsidiary is so sold) and, in any case, such issuance or sale complies with the above ''Limitation on Asset Sales'' covenant.

Limitation on Liens

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind securing any Indebtedness against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, unless contemporaneously therewith effective provision is made to secure the notes and all other amounts due under the Indenture equally and ratably (or on a senior basis if such Indebtedness is subordinated Indebtedness) with such Indebtedness with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien.

Merger, consolidation and sale of assets

The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

    (1) either:

        (a) the Company shall be the surviving or continuing corporation; or

        (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the ''*Surviving Entity*''):

            (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

            (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance of every covenant of the notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

    (2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall meet the Ratio Test;

    (3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

    (4) the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Notwithstanding clause (2) of the immediately preceding paragraph, any Restricted Subsidiary may consolidate or combine with, merge into or transfer all or part of its properties and assets to the Company or another Wholly Owned Restricted Subsidiary.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, the notes and the Registration Rights Agreement with the same effect as if such surviving entity had been named as such.

No Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the ''Limitation on Asset Sales'' covenant) will, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation or a partnership or a limited liability company, in each case, organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2) such entity (if other than the Guarantor) assumes by supplemental indenture all of the obligations of the Guarantor under its Guarantee, the Indenture and the Registration Rights Agreement;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Company need only comply with clause (4) of the first paragraph of this covenant.

Limitations on transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each, an ''*Affiliate Transaction*''), other than (x) Affiliate Transactions permitted under the third paragraph of this covenant and (y) Affiliate Transactions on terms that are on the whole no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5.0 million shall be approved by the Board of Directors (and by a majority of the Independent Directors) of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $15.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee; provided that, notwithstanding the foregoing, with respect to any purchase or sale of Invested Assets for cash between (1) the Company or any Restricted Subsidiary and (2) Fairfax or any Subsidiary thereof, the Company or such Restricted Subsidiary, as the case may be, may, in lieu of providing a board resolution or an opinion of an Independent Financial Advisor, file with the Trustee prior to the consummation of the transaction, a written confirmation from an Independent Financial Advisor that the agreed-upon price in such transaction is at least (in the case of a sale by the Company or a Restricted Subsidiary), or no more than (in the case of a purchase by the Company or a Restricted Subsidiary), the fair market value of the Invested Assets.

The restrictions set forth in the first two paragraphs of this covenant shall not apply to:

(1) reasonable fees, compensation benefits and incentives paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

(2) transactions exclusively between or among the Company and any of its Wholly Owned Restricted Subsidiaries or exclusively between or among such Wholly Owned Restricted Subsidiaries, so long as such transactions are not otherwise prohibited by the Indenture;

(3) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) that is described in this prospectus, or in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement;

(4) Restricted Payments permitted by the ''Limitation on Restricted Payments'' covenant;

(5) customary stockholders and registration rights agreements among the Company or any Restricted Subsidiary and the stockholders thereof; and

(6) ordinary course insurance or reinsurance contracts or other agreements with respect to the provision of services (a) requiring approval of any governmental or regulatory insurance agency that are so approved by such agency (and on the terms so approved), or (b) requiring the passage of time to have occurred without disapproval of any governmental or regulatory insurance agency for which the required time has passed (and on the terms presented to such agency).

Conduct of business

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, engage in any businesses which are not the same, similar, ancillary or reasonably related to the businesses in which Crum & Forster and its Restricted Subsidiaries are engaged on the Issue Date.

Maintenance of interest escrow account

From and after December 15, 2004, the Company will maintain at all times an amount in the Interest Escrow Account sufficient to make two interest payments on the notes then outstanding. The foregoing requirement need not be met from and after the first date on or after December 15, 2004 on which the Ratio Test is met.

Payments for consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders

The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, the Company will furnish the Holders of notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations.

In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Suspension of covenants

During any period in which the notes are rated Investment Grade by both Rating Agencies and no Default or Event of Default has occurred and is continuing under the Indenture, the covenants described under the following headings (collectively, the ''*Suspended Covenants*'') will not apply:

(1) ''—Certain Covenants—Limitation on Restricted Payments'';

(2) ''—Certain Covenants—Limitation on incurrence of additional Indebtedness'';

(3) ''—Certain Covenants—Limitation on Asset Sales'';

(4) clause (2) of the first paragraph under ''—Certain Covenants—Merger, consolidation and sale of assets''; and

(5) ''—Certain Covenants—Limitation on transactions with Affiliates.''

Upon the suspension of the Suspended Covenants, the amount of Net Cash Proceeds for purposes of ''—Certain Covenants—Limitation on Asset Sales'' shall be set at zero.

In the event that we and our Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding paragraph and either Rating Agency subsequently withdraws its rating or downgrades its rating of the notes below Investment Grade, or a Default or Event of Default occurs and is continuing, then we and our Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants, and compliance with the Suspended Covenants with respect to any Restricted Payment that is cited by a Rating Agency as a material factor in any such withdrawal or downgrade occurring within 90 days of the first public announcement of such Restricted Payment and any Restricted Payments made after the time of such withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the covenant described under ''—Certain Covenants—Limitation on Restricted Payments'' as though such covenant had been in effect during the entire period of time from the Issue Date. The Indenture permits, without causing a Default or Event of Default, the results of actions taken by us and our Restricted Subsidiaries during the period in which the notes are rated Investment Grade to remain in place after any date on which the notes are no longer rated Investment Grade.

Events of Default

The following events are defined in the Indenture as ''Events of Default'':

(1) the failure to pay interest on any note when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal (or premium, if any) of any note, when such principal becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to (x) the covenant described above under ''—Merger, consolidation and sale of assets,'' or (y) the agreements made by the Company with respect to the Fairfax Note, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated aggregates $15.0 million or more at any time;

(5) one or more judgments in an aggregate amount in excess of $15.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6) certain events of bankruptcy or insolvency (or similar proceedings involving Significant Subsidiaries) affecting the Company or any of its Significant Subsidiaries;

(7) any Guarantee of a Significant Subsidiary ceases to be in full force and effect or is declared to be null and void and unenforceable or is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture); or

(8) the repudiation or disaffirmation by the Company or any Restricted Subsidiary of any Security Document, or the failure of any Security Document (or any security interest created thereby) to be in full force and effect, or default by the Company or any Restricted Subsidiary in the performance of any obligation under any Security Document which default materially adversely affects the enforceability, validity, perfection or priority of the Liens securing the Obligations.

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a ''notice of acceleration'' (the ''*Acceleration Notice*''), and the same shall become immediately due and payable.

If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because of an Event of Default specified in clause (4) of the first paragraph under ''Events of Default'' shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 20 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 20 day period which has not been cured or waived during such period.

The Holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

The Holders may not enforce the Indenture or the notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the

Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

The Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees, Incorporator and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any of its Subsidiaries, as such, shall have any liability for any obligations of the Company or any of its Subsidiaries under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of any Guarantors discharged with respect to the outstanding notes (''*Legal Defeasance*''). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

    (1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due;

    (2) the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

    (3) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

    (4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (''Covenant Defeasance'') and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under ''—Events of Default'' will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any its Subsidiaries is bound;

(6) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

The Company shall have delivered to the Trustee an opinion of counsel to the effect that assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year, or are to be called for redemption within one year, under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when:

(1) either:

(a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has paid all other sums payable under the Indenture by the Company; and

(3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture and other agreements

From time to time, the Company, any Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture and the Security Documents for certain specified purposes, including to

(1) cure any ambiguity, defect or inconsistency in the Indenture;

(2) comply with the provisions described under ''—Certain Covenants—Merger, consolidation and sale of assets'';

(3) comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(4) evidence and provide for the acceptance of appointment by a successor Trustee;

(5) provide for uncertificated notes in addition to certificated notes; or

(6) make any change that would provide any additional benefit or rights to the Holders or that does not adversely affect the rights of any Holder.

In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture and the Security Documents may be made with the consent of the Holders of a majority in principal amount of the then outstanding notes, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of notes whose Holders must consent to an amendment;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor;

(4) make any notes payable in money other than that stated in the notes;

(5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of notes to waive Defaults or Events of Default;

(6) after the Company's obligation to purchase notes arises thereunder, amend, change or modify in any material respect in a manner adverse to the Holders the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

(7) modify or change any provision of the Indenture or the related definitions affecting the ranking of the notes or any Guarantee in a manner which adversely affects the Holders;

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(8) release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture or release all or substantially all of the property and assets subject to a Lien securing the Obligations other than pursuant to the terms of the Security Documents; or

The Company will not amend, modify or waive any provision of the Fairfax Note except with the consent of the Holders of a majority in principal amount of the then outstanding notes.

Governing law

The Indenture provides that it, the notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

''*ACL RBC*'' means ''authorized control level risk based capital'' as then defined and calculated in accordance with the Risk Based Capital (RBC) for Insurers Model Act of the National Association of Insurance Commissioners.

''*Acquired Indebtedness*'' means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

''*Affiliate*'' means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term ''control'' means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms ''controlling'' and ''controlled'' have meanings correlative of the foregoing.

''*Applicable Percentage*'' means:

    (1) 50% for any fiscal quarter other than as described in clause (2), and

    (2) 75% for any fiscal quarter for which the Company had a Distributable Amount greater than zero.

''*Asset Acquisition*'' means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

''*Asset Sale*'' means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business (the sale of Invested Assets being an ordinary course transaction), but excluding the Capital Stock of or other Investments in Unrestricted Subsidiaries; provided, however, that asset sales or other dispositions shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $2.5 million; (b) any transaction consummated in compliance with the provisions of ''Merger, consolidation and sale of assets''; (c) any Restricted Payment permitted by the ''Limitation on Restricted Payments'' covenant or that constitutes a Permitted Investment; (d) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof; (e) disposals or replacements of obsolete or worn out equipment; (f) for so long as, and to the extent that, any Insurance Subsidiary would not be permitted to make the Net Cash Proceeds therefrom available to the Company or the Company's other Subsidiaries, any sale, lease, conveyance, disposition or other transfer of assets by any Insurance Subsidiary; and (g) the creation of any Lien not prohibited by the ''Limitation on Liens'' covenant.

''*Board of Directors*'' means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof.

''*Board Resolution*'' means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

''*Capital Stock*'' means:

    (1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

    (2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

For the avoidance of doubt, ''Capital Stock'' includes, without limitation, ''trust preferred'' or other equity or equity-like securities that can or may be treated as equity, capital or surplus of the Insurance Subsidiaries.

''*Capitalized Lease Obligation*'' means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

''*Cash Equivalents*'' means:

    (1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

    (2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's;

    (3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

    (4) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

    (5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

    (6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

''*Change of Control*'' means the occurrence of one or more of the following events:

   (1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a ''*Group*''), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to Fairfax Financial Holdings Limited or any Person controlled by Fairfax Financial Holdings Limited;

   (2) the approval by the holders of Capital Stock of the Company, of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

   (3) any Person or Group (other than Fairfax Financial Holdings Limited or any Person controlled by Fairfax Financial Holdings Limited) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 35% of the voting power of the Voting Stock of the Company; or

   (4) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company, at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

''*Common Stock*'' of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of, such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

''*Consolidated Fixed Charges*'' means, with respect to any Person for any period, the sum, without duplication, of:

   (1) Consolidated Interest Expense; plus

   (2) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

''*Consolidated Interest Expense*'' means, with respect to any Person for any period, the sum of, without duplication:

   (1) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (which, for greater clarity, excludes interest on funds held under reinsurance contracts), including without limitation: (a) any amortization of debt discount and amortization or write-off of deferred financing costs; (b) the net costs under

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Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

(2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

''*Consolidated Net Income*'' means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; *provided* that there shall be excluded therefrom:

(1) after-tax gains from Asset Sales (without regard to the $2.5 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

(2) after-tax items classified as extraordinary or nonrecurring gains;

(3) solely for purposes of the covenant entitled ''Limitation on Restricted Payments,'' the net income of any Person prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person;

(4) the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash (or to the extent immediately converted to cash) dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person;

(5) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(6) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(7) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

''*Credit Agreement*'' means one or more credit facilities of Fairfax Financial Holdings Limited, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

''*Currency Agreement*'' means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

''*Default*'' means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

''*Disqualified Capital Stock*'' means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the notes.

''*Distributable Amount*'' means, with respect to the Company at the last day of any fiscal quarter, (a) the maximum amount of cash that the then Insurance Subsidiaries of the Company could have distributed directly to the Company as a dividend, distribution, repayment of intercompany indebtedness or payment of interest thereon as of such date (calculated as if such date were the relevant test date for determining compliance with applicable Insurance Laws) without prior governmental approval (or any required passage of time in nondisapproval states) and which is not prohibited, directly or indirectly, by the terms of any charter or any agreement, instrument, judgment, decree, order, writ, injunction, certificate, statute, rule, law, code, ordinance or government regulation applicable to such Insurance Subsidiaries unless any such restriction has been legally waived, plus (b) the amount of any dividend, distribution, repayment of intercompany indebtedness or payment of interest thereon paid during the four fiscal quarters coming immediately prior to the date of determination by the Insurance Subsidiaries of the Company to the Company to the extent that such dividend, distribution, repayment of intercompany indebtedness or payment of interest thereon reduces the amount described in clause (a) that could be distributed at the date of determination; *provided* that in making any determination of the Distributable Amount to Consolidated Fixed Charges Coverage Ratio, any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any amount which such Restricted Subsidiary could have distributed to such Person as a dividend to such Person that is attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the four fiscal quarters occurring immediately prior to the date of testing) occurring during the four quarter period immediately prior to the date of such testing, shall be given effect to as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) had occurred on the first day of such four quarter period.

''*Distributable Amount to Consolidated Fixed Charge Coverage Ratio*'' means, at any time, the ratio of the Distributable Amount on the last day of the most recently ended fiscal quarter for which financial statements are available to Consolidated Fixed Charges of the Company during the four full fiscal quarters (the ''*Four Quarter Period*'') ending prior to such time for which financial statements are available. In addition to and without limitation of the foregoing, for purposes of this definition, ''Consolidated Fixed Charges'' shall be calculated after giving effect on a *pro forma* basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to

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the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

For purposes of this definition, Transaction Date means the date of the incurrence, repayment, asset sale, disposition or Asset Acquisition, as applicable, giving rise to the need to calculate the Distributable Amount to Consolidated Fixed Charge Coverage Ratio.

Furthermore, in calculating ''Consolidated Fixed Charges'' for purposes of determining the denominator of this ''Consolidated Fixed Charge Coverage Ratio'':

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

''*Domestic Restricted Subsidiary*'' means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or any territory or possession of the United States.

''*Exchange Act*'' means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

''*Fairfax*'' means Fairfax Financial Holdings Limited or any Wholly Owned Subsidiary of Fairfax Financial Holdings Limited.

''*Fairfax Note*'' means the non-interest bearing stand-by credit facility note due 2018 issued by Crum & Forster to Fairfax on June 30, 2003 for up to $40.0 million.

''*fair market value*'' means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

''*GAAP*'' means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the date of determination.

''*Guarantee*'' means a senior unsecured guarantee of the notes by a Guarantor.

''*Guarantor*'' means each of the Company's Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; *provided* that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Guarantee is released in accordance with the terms of the Indenture.

''*Indebtedness*'' means, with respect to any Person, without duplication:

    (1) all Obligations of such Person for borrowed money;

    (2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

    (3) all Capitalized Lease Obligations of such Person;

    (4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

    (5) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

    (6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

    (7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

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(8) all Obligations under currency agreements and interest swap agreements of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any;

provided, *however*, that the following shall not be deemed to constitute Indebtedness: (a) obligations with respect to products underwritten by Insurance Subsidiaries in the ordinary course of business, including insurance policies, annuities, performance and surety bonds and any related contingent obligations, (b) reinsurance agreements entered into by any Insurance Subsidiary in the ordinary course of business, and (c) Interest Swap Obligations and Currency Agreements entered into in the ordinary course of business in connection with the Invested Assets of the Insurance Subsidiaries.

For purposes hereof, the ''maximum fixed repurchase price'' of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

''*Independent Director*'' means, with respect to any transaction or series of transactions, any director that does not have any direct or indirect financial interest in the outcome thereof.

''*Independent Financial Advisor*'' means a firm (which may be a broker-dealer): (1) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company or any of its Affiliates (other than ownership of less than 5% of any class of publicly traded securities of Fairfax Financial Holdings Limited or any of its Affiliates); and (2) which is otherwise independent of the Company and qualified to perform the task for which it is to be engaged.

''*Insurance Law*'' means any applicable law, statute, rule, regulation, judgment or agreement with any regulatory authority that regulates the provision of insurance or reinsurance.

''*Insurance Subsidiary*'' means any Subsidiary of the Company that is regulated as an ''insurance company'' under applicable Insurance Laws or as an equivalent entity under corresponding applicable foreign law or regulation, or otherwise holds itself out as a provider of insurance or reinsurance.

''*Interest Swap Obligations*'' means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

''*Invested Assets*'' means, with respect to any Person that is an insurance company that files statutory financial statements with any governmental authority, the amount to be shown on the line item "Cash and Invested Assets" (or any equivalent line item(s) setting forth the type of assets that would be reflected in the line item "Cash and Invested Assets" on the Issue Date) on such insurance company's balance sheet included in its most recent statutory financial statements filed with such governmental authority.

"*Investment*" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

"*Issue Date*" means June 5, 2003.

"*Lien*" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

"*Net Cash Proceeds*" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

''*Obligations*'' means all obligations for principal, premium, interest, penalties, fees, indemnification, reimbursement, damages and other liabilities payable under the documentation governing any Indebtedness.

''*Permitted Indebtedness*'' means, without duplication, each of the following:

(1) Indebtedness under the notes in an aggregate principal amount not to exceed $300.0 million and any Guarantee thereof by any Subsidiary;

(2) other Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date;

(3) Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; *provided, however,* that the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(4) Indebtedness under Currency Agreements; *provided* that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(5) Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture; *provided* that if as of any date any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (5) by the issuer of such Indebtedness;

(6) Indebtedness of the Company to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien other than a Lien permitted under the Indenture; *provided* that (a) any Indebtedness of the Company to any Wholly Owned Restricted Subsidiary of the Company that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the notes and (b) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the Company;

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; *provided, however,* that such Indebtedness is extinguished within two business days of incurrence;

(8) Indebtedness of the Company or any of its Restricted Subsidiaries in respect of performance bonds, bankers' acceptances, workers' compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(9) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $7.5 million at any one time outstanding;

(10) Refinancing Indebtedness;

(11) Indebtedness represented by guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture;

(12) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets;

(13) Acquired Indebtedness of any Restricted Subsidiary acquired at the time such entity became a Restricted Subsidiary, other than Indebtedness incurred in connection with, or in contemplation of, such entity becoming a Restricted Subsidiary so long as, at the time of such incurrence and immediately after giving effect thereto, the ratio of combined policyholders' surplus of all of the Insurance Subsidiaries to total consolidated long-term Indebtedness of the Company would be equal to or greater than such ratio immediately prior to such entity becoming a Restricted Subsidiary;

(14) Indebtedness of the Company to the extent the proceeds are used to pay interest on the notes substantially concurrently with the incurrence thereof; and

(15) (x) Indebtedness pursuant to the Fairfax Note, *provided* that until such time as the Company is no longer required to meet the requirement set forth in the first sentence under the ''Maintenance of Interest Escrow Account'' covenant, any amounts borrowed under the Fairfax Note may only be used to fund the Interest Escrow Account and (y) other Subordinated Indebtedness of the Company or any Restricted Subsidiaries to Fairfax that is otherwise permitted by the Indenture.

For purposes of determining compliance with the ''Limitation on incurrence of additional Indebtedness'' covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above, the Company may, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified

Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the ''Limitation on incurrence of additional Indebtedness'' covenant.

''*Permitted Investments*'' means:

(1) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Wholly Owned Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Wholly Owned Restricted Subsidiary of the Company;

(2) Investments in the Company by any Restricted Subsidiary of the Company; *provided* that any Indebtedness evidencing such Investment and held by a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the notes and the Indenture;

(3) Investments in cash and Cash Equivalents;

(4) loans and advances to employees, directors and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $5.0 million at any one time outstanding;

(5) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture;

(6) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

(7) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the ''Limitation on Asset Sales'' covenant;

(8) Investments represented by guarantees that are otherwise permitted under the Indenture;

(9) Investments the payment for which is Qualified Capital Stock of the Company;

(10) Investments by any Insurance Subsidiary constituting Invested Assets and made in compliance with Insurance Laws, including Investments determined subsequent to acquisition not to comply with applicable Insurance Laws so long as such noncompliance is cured within 30 days of the chief investment officer of the Company or the applicable Subsidiary becoming aware of such noncompliance; *provided* that (a) no more than 15% of Invested Assets may be in persons that are Affiliates of the Company and (b) if, as a result of any direct or indirect action by the Company such Person becomes an Affiliate of the Company then any such Investment in such Person pursuant to this clause (10) that was made prior to the date such Person became an Affiliate of the Company shall be deemed to have been made on the date and immediately after such Person became an Affiliate of the Company;

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(11) any Investment that replaces, refinances or refunds an Investment existing on the Issue Date, *provided* that such Investment is in an amount that does not exceed the amount replaced, refinanced or refunded and is made in the same Person as the Investment replaced, refinanced or refunded; and

(12) other Investments not to exceed $10.0 million at any one time outstanding.

''*Permitted Liens*'' means the following types of Liens:

(1) Liens securing the notes and any Guarantees;

(2) Liens of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any Restricted Subsidiary of the Company;

(3) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; *provided, however,* that such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(4) Liens securing Purchase Money Indebtedness incurred in the ordinary course of business; *provided, however,* that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of the Company or any Restricted Subsidiary of the Company other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition;

(5) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(6) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(7) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(8) Liens securing Indebtedness under Currency Agreements; and

(9) Liens securing Acquired Indebtedness incurred in accordance with the ''Limitation on incurrence of additional Indebtedness'' covenant; *provided* that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(10) Liens on assets of a Restricted Subsidiary of the Company that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary that is otherwise permitted to be incurred under the Indenture.

''*Person*'' means an individual, partnership, corporation, limited liability company, association, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

''*Preferred Stock*'' of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

''*Purchase Money Indebtedness*'' means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

''*Qualified Capital Stock*'' means any Capital Stock that is not Disqualified Capital Stock.

''*Rating Agencies*'' means:

(a) S&P;

(b) Moody's; or

(c) if S&P or Moody's or both shall not make a rating of the notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody's or both, as the case may be.

''*Ratio Test*'' means the Distributable Amount to Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0.

''*Refinance*'' means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. ''Refinanced'' and ''Refinancing'' shall have correlative meanings.

''*Refinancing Indebtedness*'' means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the ''Limitation on incurrence of additional Indebtedness'' covenant (other than pursuant to clauses (3), (4), (5),

(6), (7), (8), (9), (11), (12), (14) or (15) of the definition of Permitted Indebtedness), in each case that does not:

(1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by such Person in connection with such Refinancing); or

(2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; *provided* that (x) if such Indebtedness being Refinanced is Indebtedness of the Company (and is not otherwise guaranteed by a Restricted Subsidiary of the Company), then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinated or junior to the notes, then such Refinancing Indebtedness shall be subordinated or junior to the notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

''*Restricted Subsidiary*'' means any Subsidiary of the Company that at the time of determination is not an Unrestricted Subsidiary.

''*Sale and Leaseback Transaction*'' means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

''*Security Documents*'' shall mean the Interest Escrow Agreement and each other document pursuant to which the Holders of the notes have been granted a Lien on any property of the Company or the Subsidiaries securing the Obligations.

''*Significant Subsidiary*,'' with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a ''significant subsidiary'' set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

''*Subordinated Indebtedness*'' means Indebtedness of the Company or any Guarantor that is subordinated or junior in right of payment to the notes or the Guarantee of such Guarantor, as the case may be.

''*Subsidiary*,'' with respect to any Person, means:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

''*Unrestricted Subsidiary*'' of any Person means:

(1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; *provided* that:

(1) the Company certifies to the Trustee that such designation complies with the ''Limitation on Restricted Payments'' covenant; and

(2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with the ''Limitation on Restricted Payments'' covenant, the portion of the fair market value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under the ''Limitation on Restricted Payments'' covenant. As of the Issue Date, there are no Unrestricted Subsidiaries.

The Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, the Ratio Test shall be met; and

(2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution of the Company giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

''*Voting Stock*'' of any Person means any class or classes of Capital Stock which entitle the holders thereof under ordinary circumstances to elect at least a majority of the Board of Directors of such Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

''*Weighted Average Life to Maturity*'' means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

''*Wholly Owned Restricted Subsidiary*'' of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

''*Wholly Owned Subsidiary*'' of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

Book-entry settlement and clearance

The global notes

The new notes will be issued in the form of one or more registered notes in global form, without interest coupons (the ''Global Notes''). Upon issuance, the Global Notes will be deposited with, or on behalf of The Depository Trust Company (''DTC'') and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the Fast Automated Securities Transfer (FAST) Balance Certificate Agreement between DTC and the trustee.

We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (''participants'') or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any), interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for certificated notes.

 DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a ''clearing corporation'' within the meaning of the Uniform Commercial Code and a ''Clearing Agency'' registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

- DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

- DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

- we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

- certain other events provided in the indenture should occur.

Plan of distribution

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until 90 days after the date of this prospectus, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an ''underwriter'' within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ''underwriter'' within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that is entitled to use such documents and that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

U.S. federal income tax considerations

The following summary discusses the material U.S. federal income tax (and in the case of non-U.S. holders, as defined below, U.S. federal estate tax) consequences relating to the purchase, ownership, and disposition of the notes. This summary constitutes the opinion of Shearman & Sterling LLP, counsel to Crum & Forster Holdings Corp. The written opinion of Shearman & Sterling LLP has been filed as an exhibit to the registration statement of which this prospectus forms a part. Except where noted, this summary deals only with notes held as capital assets. Additionally, this summary does not deal with special situations, such as:

- tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt entities and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

- tax consequences to persons holding the notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

- tax consequences to U.S. holders (as defined below) of the notes whose ''functional currency'' is not the U.S. dollar;

- alternative minimum tax consequences, if any; or

- any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the ''Code''), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the ''IRS'') will not challenge one or more of the tax consequences discussed herein. If a partnership holds the notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax adviser.

For purposes of this summary, a ''U.S. holder'' is a beneficial owner of the notes that is:

- a citizen or resident of the United States for U.S. federal income tax purposes;

- a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A ''non U.S. holder'' is any beneficial owner of the notes that is not a U.S. holder.

If you are considering the purchase of the notes, you should consult your own tax adviser concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any other taxing jurisdiction.

The exchange offer

We believe that the exchange of the old notes for the new notes pursuant to the terms set forth in this prospectus should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of the new notes, and ownership of the old notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the new notes, your basis in the new notes should be the same as your basis in the old notes exchanged. Your holding period for the new notes should include your holding period for the old notes exchanged. The issue price and other U.S. federal income tax characteristics of the new notes should be identical to the issue price and other U.S. federal income tax characteristics of the old notes exchanged.

U.S. holders

Payment of stated interest

Cash interest on the notes will constitute qualified stated interest and therefore generally will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Original issue discount

The notes will have original issue discount (OID) for U.S. federal income tax purposes. OID is the excess of a note's stated redemption price at maturity over its issue price. The stated redemption price at maturity of a note is the sum of all payments required to be made on the note through and including maturity, other than payments of qualified stated interest. You will be required to include such OID in gross income for U.S. federal income tax purposes over the term of the notes as it accrues on a constant yield basis (regardless of your regular method of tax accounting), in advance of receipt of the cash attributable to such income. The annual amount of OID includible in gross income each year will be computed using the yield to maturity of the notes and subtracting payments of qualified stated interest, which are taxable in the manner described above. Under these rules, you generally will include in income increasingly greater amounts of OID in successive accrual periods.

Market discount

If you purchase a note for an amount that is less than its adjusted issue price, the amount of the difference will be treated as market discount unless such difference is less than a specified *de minimis* amount. The adjusted issue price of a note is equal to its issue price increased by the OID previously accrued and reduced by any payments of cash interest and principal made on the note. Under the market discount rules of the Code, you will be required to treat any payment that does not constitute qualified stated interest and any gain realized on the sale or other disposition of a note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such disposition. Further, a disposition of a note by gift (and in certain other circumstances) could result in the recognition of market discount income, computed as if such note had been sold at its then fair market value. In addition, if you purchase a note with market discount you may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry such note until the maturity of the debenture or its earlier disposition in a taxable transaction.

Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of a note, unless you elect to accrue market discount under the rules applicable to original issue discount. You may elect to include market discount in income (generally as ordinary income) currently as it accrues, in which case the rules described above regarding the deferral of interest deductions will not apply. Such election will apply to all debt instruments that you acquire on or after the beginning of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Premium

If you purchase a note for an amount that is in excess of the adjusted issue price of the note (the ''acquisition premium'') but is not greater than the stated redemption price at maturity of such note, the amount includible in income in each taxable year as original issue discount is reduced (but not below zero) by that portion of the excess properly allocable to such year.

If you purchase a note for an amount in excess of the stated redemption price at maturity, you will not include any original issue discount in income and generally may be subject to the ''bond premium'' rules. You may elect to amortize the excess, or bond premium, as an offset to qualified stated interest income on the note using a constant yield method over the period from your acquisition date to the note's maturity date. Any such premium is not amortizable, however, to the extent that it reflects the value of the conversion privilege of the note. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium used to offset qualified stated interest income as set forth above. Any election to amortize bond premium will apply to all debt instruments that you hold or acquire after the beginning of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Sale, exchange, redemption, or other disposition of the notes

Upon the sale, exchange, redemption or other disposition of the notes you will generally recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption or other disposition (less any amount attributable to accrued but unpaid interest, which will be taxable as such) and your adjusted tax basis in the notes. Any gain or loss recognized on a disposition of the notes will be capital gain or loss. If you are a noncorporate U.S. holder and have held the notes for more than one year, such capital gain will be subject to tax at a maximum rate of 15%. Your ability to deduct capital losses may be limited.

Non-U.S. holders

The following is a summary of certain material U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of the notes. Special rules may apply to certain non-U.S. holders such as ''controlled foreign corporations'', ''passive foreign investment companies'', ''foreign personal holding companies'', persons eligible for benefits under income tax conventions to which the United States is a party and certain U.S. expatriates. You should consult your own tax adviser to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

Payment of interest

The 30% U.S. federal withholding tax will not apply to any payment to you of interest, including OID, on the notes provided that:

- you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

- you are not a ''controlled foreign corporation'' that is related to us within the meaning of section 864(d)(4) of the Code;

- you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

- (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries, and you and the foreign intermediary satisfy the certification requirements of applicable U.S. Treasury regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest, including OID, will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided you satisfy the certification requirements described above) in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sale, exchange, redemption or other disposition of the notes

Any gain realized upon the sale, exchange, redemption or other disposition of the notes generally will not be subject to U.S. federal income tax unless:

- that gain is effectively connected with the conduct of a trade or business in the United States by you, or

- you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If you are a non-U.S. holder whose gain is described in the first bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale at the applicable graduated rate(s). If you are a corporate non-U.S. holder whose gain is described in the first bullet point above, you may also be subject to a branch profits tax at a 30% rate or a lower rate if an income tax treaty applies. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S.-source capital losses, even though you are not considered a resident of the United States.

U.S. federal estate tax

The U.S. federal estate tax will not apply to the notes owned by you at the time of your death, provided that (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and U.S. Treasury regulations) and (2) interest on the notes would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States. If you are an individual you should be aware that there have been recent amendments to the U.S. federal estate tax rules, and you should consult with your tax adviser before considering an investment in the notes.

Information reporting and backup withholding

If you are a U.S. holder, in general, information reporting requirements will apply to certain payments of principal and interest, including OID, on the notes and the proceeds of the sale of the notes unless you are an exempt recipient (such as a corporation). Backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or certification of foreign or other exempt status or fail to report in full interest income. The backup withholding rate for 2003 is 28%.

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the statement described above under ''—Non-U.S. Holders—Payment of Interest.'' In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of the notes within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest, including OID, paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available to the tax authorities of the country in which you reside under the provisions of a specific treaty or agreement.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Legal matters

The validity of the notes, the enforceability of Crum & Forster's obligations under the notes and the statements made under ''U.S. federal income tax considerations'' will be passed upon for us by Shearman & Sterling LLP, New York, New York.

Experts

The financial statements as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

Glossary of selected insurance terms

Accident year . . . . The annual accounting period in which loss events occurred, regardless of when the losses are actually reported, recorded or paid.

Admitted assets . . . . Assets of an insurer permitted by a state to be taken into account in determining the insurer's financial condition for statutory purposes.

Admitted insurer . . . . . . A company authorized to transact insurance business within a state.

Assume . . . . To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.

Assumed reinsurance . . Insurance liabilities acquired from a ceding company through reinsurance.

Assumption reinsurance . . . . A transaction whereby the ceding company transfers its entire obligation under the policy to the reinsurer, who becomes liable for all obligations under the policy, including collecting premiums and paying benefits.

Attachment point . . . . . The amount of losses above which excess of loss reinsurance becomes operative.

Calendar year . . . . The calendar year in which loss events were recorded, regardless of when the losses are actually reported or paid.

Capacity . . . . The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Case reserves . . . . Loss reserves established with respect to outstanding, individually reported claims.

Casualty insurance . . . . . Insurance which is primarily concerned with the losses caused by injuries to third persons (i.e., not the insured) and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, employers' liability, workers' compensation, public liability, automobile liability, personal liability and aviation liability insurance. It excludes certain types of losses that by law or custom are considered as being exclusively within the scope of other types of insurance, such as fire or marine.

Catastrophe loss . . . . Loss and directly identified loss expenses from catastrophes.

Catastrophe reinsurance . . . . A form of excess of loss property reinsurance which, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. The actual reinsurance document is called a ''catastrophe cover.''

Combined ratio . . . . The sum of the loss and loss expense ratio, the underwriting expense ratio and the dividend ratio, each determined in accordance with GAAP or SAP, as applicable. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Dividend ratio . . . . Relationship of policyholder dividends to net premiums earned.

Excess liability . . . . Additional casualty coverage above the first layer.

Excess of loss reinsurance . . . . Reinsurance that indemnifies the reinsured against all or a specified portion of losses under reinsured policies in excess of a specified dollar amount or ''retention.''

Expense ratio . . . . See ''underwriting expense ratio.''

Facultative reinsurance . . . . The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

Fidelity and surety programs . . . . Insurance which guarantees performance of an obligation or indemnifies for loss due to embezzlement or wrongful abstraction of money, securities or other property.

Guaranteed cost products . . . . An insurance policy where the premiums charged will not be adjusted for actual loss experience during the covered period.

Guaranty fund . . . . State-regulated mechanism which is financed by assessing insurers doing business in those states. Should insolvencies of an insurer occur, these funds are available to meet some or all of the insolvent insurer's obligations to policyholders.

High or large deductible policy . . . . . . An insurance policy where the customer assumes at least $25,000 or more of each loss.

Incurred but not reported (IBNR) claims . . . . Claims under policies that have been incurred but have not yet been reported to the insurer by the insured.

Incurred but not reported (IBNR) reserves . . . . Reserves for estimated losses and loss adjustment expenses which have been incurred but not yet reported to the insurer.

Indemnity reinsurance . . . . A transaction whereby the reinsurer agrees to indemnify the ceding company against all or part of the loss that the latter may sustain under the policies it issued that are being reinsured. The ceding company remains primarily liable as the direct insurer on all risks ceded.

Inland marine . . . . A broad type of insurance generally covering articles that may be transported from one place to another, as well as bridges, tunnels and other instrumentalities of transportation. It includes goods in transit (generally other than transoceanic) and may include policies for movable objects such as personal effects, personal property, jewelry, furs, fine arts and others.

Insurance Regulatory Information System (''IRIS'') ratios . . . . Financial ratios calculated by the NAIC to assist state insurance departments in monitoring the financial condition of insurance companies.

Known loss costs . . . . . . Loss and loss adjustment expenses commonly expected for a given type of risk based on historical and projected experience. In a highly competitive market, an underwriter may price a policy unprofitably, i.e. with an insufficient provision for known loss costs, in order to maintain or increase market share.

Loss . . . . An occurrence that is the basis for submission and/or payment of a claim and the costs of indemnification of such a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss and loss adjustment expense ratios . . . . The ratio of incurred losses and loss adjustment expenses to net premiums earned.

Losses and loss adjustment expense reserves . . . . A balance sheet liability for unpaid losses and loss expenses which represents estimates of amounts needed to pay losses and expenses, including legal fees and the expense of administering the claims adjustment process, both on claims which have been reported but have not yet been resolved and on claims which have occurred but have not yet been reported.

Loss adjustment expenses . . . . The expenses of settling claims, including legal and other fees and the portion of internal operating expenses allocated to claim settlement costs.

Loss reserves . . . . Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and consist of case reserves and IBNR reserves.

Losses and loss adjustment expenses . . The sum of losses and loss adjustment expenses incurred.

Losses incurred . . . . The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Losses incurred include a provision for IBNR.

Multi-peril policies . . . . . Refers to policies which cover both property and third party liability exposures.

National Association of Insurance Commissioners (NAIC)
 . . . . An organization of the insurance commissioners or directors of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums earned . . The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cessation of reinsurance.

Net premiums written . . . . Gross premiums written less premiums ceded to reinsurers.

Novation . . . . The substitution of one insurer (assuming company) for the original issuing insurer (ceding company) under an insurance policy, whereby the assuming company accepts all of the rights and liabilities of the insurer under the policy from the effective date of the novation and the ceding company is relieved of any further obligation under the novated policy.

Policyholders' surplus . . As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Policyholder surplus is also referred to as ''statutory surplus,'' ''surplus'' or ''surplus as regards policyholders'' for statutory accounting purposes.

Pool . . . . An organization of insurers or reinsurers through which particular types of risks are underwritten with premiums, losses and expenses being shared in agreed percentages.

Probable maximum loss (PML) . . . . PML is the underwriter's estimate of the largest loss expected to occur and is important in considering reinsurance needs.

Property insurance . . . . . Insurance that provides coverage to a person with an insurable interest in tangible property for that person's property loss, damage or loss of use.

Quota share reinsurance . . . . Reinsurance wherein the insurer cedes an agreed fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

Rate of renewal/ retention ratio . . . . Current period renewal accounts or policies as a percentage of the prior period accounts or policies.

Rates . . . . Amounts charged per unit of insurance.

Redundancy (deficiency) . . . . Estimates in reserves change as more information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the liability is less (greater) than the posted reserves. The cumulative redundancy (deficiency) is the aggregate net change in estimates over time subsequent to establishing the original liability estimate.

Reserves or loss reserves . . . . Estimated liabilities established by an insurer to reflect the estimated costs of claims payments that the insurer will ultimately be required to pay with respect to insurance it has written.

Residual market (involuntary business) . . Insurance market which provides coverage for risks with respect to which prospective insured parties are unable to purchase insurance in the voluntary market either because the risk is too great or rate inadequacy has reduced the supply of insurance. Residual markets are frequently created by state legislation either because of lack of available coverage such as property coverage in a windstorm prone area or protection of the accident victim as in the case of workers' compensation. The costs of the residual market are usually charged back to the direct insurance carriers in proportion to the carriers' voluntary market shares for the type of coverage involved.

Retention . . . . The amount of exposure an insurance company retains on any one risk or group of risks.

Retrospective premiums . . . . Premiums related to retrospectively rated policies.

Risk retention . . . . The amount or portion of a risk an insurer retains for its own account after ceded reinsurance. Losses above the stated retention level are collectible from the reinsurer. The retention level may be stated as a percentage or dollar amount.

Salvage . . . . The amount of money an insurer recovers through the sale of property transferred to the insurer as a result of a loss payment.

Servicing carrier . . . . An insurance company that provides, for a fee, various services including policy issuance, claims adjusting and customer service for insureds in a reinsurance pool.

Statutory accounting principles (SAP) . . . . The accounting principles required by statute, regulation, or rule, or permitted by specific approval by the insurance department in the company's state of domicile for recording transactions and preparing financial statements.

Statutory surplus . . . . . . As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. This sum is regarded as financial protection to policyholders in the event an insurance company suffers unexpected or catastrophic losses.

Structured settlements . . . . Periodic payments to an injured person or survivor for a determined number of years or for life, typically in settlement of a claim under a liability policy.

Subrogation . . . . A principle of law incorporated in insurance policies, which enables an insurance company, after paying a loss to its insured, to recover the amount of the loss from another who is legally liable for it.

Surplus (unassigned funds) . . . . The undistributed and unappropriated amount of policyholder surplus.

Tabular reserving . . . . . . A method of setting reserves for a class of risk among a given population of insureds, based on a table evaluating the likelihood and magnitude of the relevant loss among that population.

Third party liability . . . . A liability owed to a claimant (or ''third party'') who is not one of the two parties to the insurance contract. Insured liability claims are referred to as third party claims.

Umbrella coverage . . . . . A form of insurance protection against losses in excess of amounts covered by other liability insurance policies or amounts not covered by the usual liability policies.

Underwriter . . . . An individual who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting . . . . The insurer's or reinsurer's process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of such coverage.

Underwriting expense ratio . . . .   The ratio of underwriting, acquisition and other insurance expenses incurred to net premiums earned. (For statutory purposes, the ratio of underwriting expenses incurred to net premiums written.)

Underwriting expenses . . . .   All costs associated with acquiring and servicing business, including commissions, premium taxes, general and administrative expenses.

Underwriting profit or underwriting loss results . . . .   The pre-tax profit or loss experienced by a property and casualty insurance company after deducting loss and loss adjustment expenses, underwriting expenses and policyholder dividends from net earned premiums. This profit or loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unearned premium . . . .   The portion of premiums written that is allocable to the unexpired portion of the policy term.

Voluntary market . . . . . .   The market in which a person seeking insurance obtains coverage without the assistance of residual market mechanisms.

Workers' compensation . . . .   A system (established under state laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

Index to Consolidated Financial Statements

Report of Independent Auditors

To the Board of Directors and Stockholder of
Crum & Forster Holdings Corp. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholder's equity, of comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Crum & Forster Holdings Corp., an indirect wholly-owned subsidiary of Fairfax Financial Holdings Limited, and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, ''Goodwill and Other Intangible Assets''.

PricewaterhouseCoopers LLP
New York, New York
February 9, 2004

CRUM & FORSTER HOLDINGS CORP.

Consolidated Balance Sheets

	December 31,	
(Dollars in thousands, except per share amounts)	2002	2003
ASSETS		
Investments and cash:		
Fixed income securities, at fair value (amortized cost of $1,941,551 and $620,700 in 2002 and 2003, respectively)	$1,971,551	$ 636,979
Equity securities, at fair value (cost of $183,691 and $273,457 in 2002 and 2003, respectively)	192,006	311,324
Cash and cash equivalents	209,146	2,081,878
Other invested assets	49,887	138,208
Total investments and cash	2,422,590	3,168,389
Premiums receivable	218,434	276,618
Reinsurance recoverable	1,817,559	1,516,112
Reinsurance recoverable from affiliates	214,828	164,354
Prepaid reinsurance premiums	58,588	39,351
Deferred income taxes	197,103	163,379
Deferred policy acquisition costs	54,031	71,644
Other assets	155,654	187,551
Total assets	$5,138,787	$5,587,398
LIABILITIES		
Unpaid losses and loss adjustment expenses	$3,225,921	$3,173,732
Unearned premiums	419,495	522,210
Deferred income on retroactive reinsurance	132,781	180,524
Funds held under reinsurance contracts	203,710	225,632
Accounts payable and other liabilities	177,716	287,928
Long-term debt	-	291,257
Total liabilities	4,159,623	4,681,283
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 1,000 shares authorized; 100 issued and outstanding	-	-
Additional paid-in capital	748,735	740,993
Accumulated other comprehensive income, net of tax	26,663	43,496
Retained earnings	203,766	121,626
Total stockholder's equity	979,164	906,115
Total liabilities and stockholder's equity	$5,138,787	$5,587,398

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.

Consolidated Statements of Operations

(Dollars in thousands)	Years ended December 31,		
	2001	2002	2003
REVENUES			
Premiums earned	$ 500,175	$ 609,512	$ 768,872
Investment income	119,171	113,840	69,604
Realized investment gains (losses), including $40,725 of gains in 2003 from the sale of Hub International Limited securities to an affiliate	(5,358)	41,485	270,869
Other income, net	4,321	16,150	-
Total revenues	618,309	780,987	1,109,345
EXPENSES			
Losses and loss adjustment expenses	599,181	463,458	657,287
Policy acquisition costs	67,327	76,329	98,683
Other underwriting expenses	119,358	118,153	126,578
Dividends to policyholders	2,493	(3,000)	(4,953)
Interest expense	-	-	18,677
Other expense, net	-	-	5,870
Total expenses	788,359	654,940	902,142
Income (loss) before income taxes and cumulative effect of a change in accounting principle	(170,050)	126,047	207,203
Income tax expense (benefit)	(63,541)	43,136	71,458
Income (loss) before cumulative effect of a change in accounting principle	(106,509)	82,911	135,745
Cumulative effect of a change in accounting principle, net of tax	-	64,809	-
NET INCOME (LOSS)	$ (106,509)	$ 147,720	$ 135,745

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.

Consolidated Statements of Stockholder's Equity

(Dollars in thousands)	Years ended December 31,		
	2001	2002	2003
COMMON STOCK			
Balance, beginning and end of year	$ -	$ -	$ -
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	739,351	748,424	748,735
Capital contributions	9,073	311	1,076
Adjustment for the acquisition of affiliate's net assets	-	-	(8,818)
Balance, end of year	748,424	748,735	740,993
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX			
Balance, beginning of year	(100,414)	(84,865)	26,663
Unrealized investment gains, net of transfers to realized investment gains (losses)	15,549	111,392	11,608
Foreign currency translation	-	136	5,225
Balance, end of year	(84,865)	26,663	43,496
RETAINED EARNINGS			
Balance, beginning of year	162,555	56,046	203,766
Net income (loss)	(106,509)	147,720	135,745
Dividend to stockholder	-	-	(217,885)
Balance, end of year	56,046	203,766	121,626
TOTAL STOCKHOLDER'S EQUITY	$ 719,605	$979,164	$ 906,115

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.
Consolidated Statements of Comprehensive Income

(Dollars in thousands)	Years ended December 31,		
	2001	**2002**	**2003**
NET INCOME (LOSS)	$(106,509)	$147,720	$135,745
Change in components of other comprehensive income for the year, before tax:			
Unrealized investment gains (losses)	23,955	171,995	17,630
Foreign currency translation.	-	209	8,039
Other comprehensive income for the year, before tax	23,955	172,204	25,669
Deferred income tax expense for the year:			
Deferred income tax expense from unrealized investment gains and losses	(8,406)	(60,603)	(6,022)
Deferred income tax expense from foreign currency translation	-	(73)	(2,814)
Total deferred income tax expense for the year	(8,406)	(60,676)	(8,836)
Other comprehensive income for the year, net of tax	15,549	111,528	16,833
COMPREHENSIVE INCOME (LOSS).	$ (90,960)	$259,248	$152,578

The accompanying notes are an integral part of the consolidated financial statements

CRUM & FORSTER HOLDINGS CORP.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years ended December 31,		
	2001	2002	2003
OPERATING ACTIVITIES:			
Net income (loss)	$(106,509)	$147,720	$ 135,745
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Net accretion of discount on fixed income securities	(24,948)	(30,587)	(21,189)
Realized investment (gains) losses	5,358	(41,485)	(270,869)
Equity in earnings of investees	-	(8,757)	(10,685)
Depreciation and amortization	(3,873)	9,031	6,412
Deferred income tax expense (benefit)	(66,808)	36,138	24,888
Cumulative effect of a change in accounting principle	-	(64,809)	-
Other non-cash net income adjustments	(2,404)	(10,241)	(9,016)
Changes in:			
Premiums receivable	467	(418)	(58,448)
Reinsurance recoverable	(288,556)	112,085	446,164
Prepaid reinsurance premiums	(1,631)	(16,234)	19,237
Deferred policy acquisition costs	(10,922)	(11,711)	(17,613)
Other assets	(2,402)	40,391	7,049
Unpaid losses and loss adjustment expenses	117,052	(197,872)	(52,189)
Unearned premiums	42,930	76,195	102,715
Funds held under reinsurance contracts	41,318	(54,442)	18,266
Accounts payable and other liabilities	14,709	(94,280)	68,113
Net cash from operating activities	(286,219)	(109,276)	388,580
INVESTING ACTIVITIES:			
Purchases of fixed income securities	(53,401)	(490,279)	(3,742,272)
Proceeds from sales of fixed income securities	526,288	596,097	5,244,052
Proceeds from maturities of fixed income securities	5,310	12,550	38,800
Purchases of equity securities	-	(77,486)	(192,814)
Proceeds from sales of equity securities	192	27,278	101,428
Purchases of other invested assets	(10,704)	(24,011)	(27,615)
Proceeds from sales of other invested assets	536	2,324	63,417
Purchases of fixed assets	(6,764)	(1,948)	(1,240)
Net cash from investing activities	461,457	44,525	1,483,756
FINANCING ACTIVITIES:			
Capital contributions	9,073	311	1,076
Proceeds from issuance of long-term debt	-	-	290,955
Interest escrow deposit	-	-	(63,115)
Deferred financing costs	-	-	(10,635)
Dividend to stockholder	-	-	(217,885)
Net cash from financing activities	9,073	311	396
Net increase (decrease) in cash and cash equivalents	184,311	(64,440)	1,872,732
Cash and cash equivalents, beginning of year	89,275	273,586	209,146
Cash and cash equivalents, end of year	$ 273,586	$209,146	$ 2,081,878
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ -	$ -	$ 16,427
Cash paid to parent for income taxes	$ 2,861	$ 6,435	$ 27,506

The accompanying notes are an integral part of the consolidated financial statements.

CRUM & FORSTER HOLDINGS CORP.
Notes to Consolidated Financial Statements
(Dollars in thousands)

1. Organization and Basis of Presentation

Crum & Forster Holdings Corp. (the ''Company'' or ''Crum & Forster'') is a Delaware holding company which is 100% owned by Fairfax Inc. (''Fairfax''), a Wyoming holding company. Fairfax is wholly-owned by FFHL Group Ltd., a Canadian holding company, which is, in turn, wholly owned by Fairfax Financial Holdings Limited (''Fairfax Financial''), a Canadian financial services holding company which is publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange. The Company, through its subsidiaries, provides a full range of commercial property and casualty insurance distributed through an independent producer force located across the United States.

Crum & Forster was established for the sole purpose of holding the capital stock of Crum & Forster Holding Inc. (''Holding''), another wholly-owned subsidiary of Fairfax Inc., and had no operations prior to becoming the parent of Holding. On June 5, 2003, a merger of entities under common control occurred, at historical cost, whereby the capital stock of Holding was contributed to Crum & Forster and, accordingly, Crum & Forster became the parent of Holding. The consolidated financial statements of Holding and its subsidiaries have become the Company's historical financial statements.

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (''GAAP'') and include the accounts of the Company and Holding and their wholly-owned subsidiaries, including United States Fire Insurance Company (''US Fire''), The North River Insurance Company (''North River''), Crum & Forster Indemnity Company (''CF Indemnity''), Crum and Forster Insurance Company and Crum & Forster Underwriters Co. of Ohio. US Fire owns 100% of the stock of Crum & Forster Specialty Insurance Company. North River owns 100% of the stock of Seneca Insurance Company, Inc. (''Seneca'') and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Such assumptions may differ from actual results.

Certain prior year financial statement amounts have been reclassified to conform to the 2003 presentation.

2. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company are summarized below:

Investments

The Company's fixed income and equity securities are categorized as ''available-for-sale'' and are carried at their fair value based primarily on quoted market prices. Investments in entities that are consolidated subsidiaries of Fairfax Financial, but are less than 50% owned by the Company, are carried under the equity basis of accounting. For all other investments, the Company determines if it exercises significant influence based upon its ownership of shares without consideration of the ownership interest of other Fairfax Financial affiliates. Unrealized gains or losses on the Company's investments, net of applicable income taxes, are included in other comprehensive income. Unrealized losses which are deemed other than temporary are charged to operations. Factors considered in evaluating whether a decline in value is other than temporary include: (1) periodic assessment of the changes in intrinsic value of the investments relative to declines in their market values; (2) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in market value; and (3) the financial condition, credit analysis and future prospects of the issuer.

Realized investment gains or losses are determined on the basis of average cost. Investment income is recorded as earned.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Policy Acquisition Costs

Certain costs, consisting of commissions and premium taxes incurred in the acquisition of policy premiums, are deferred and amortized over the periods in which the related premiums are earned. Deferred policy acquisition costs are limited to their estimated realizable value which considers anticipated losses and loss adjustment expenses on the related policies and estimated remaining costs of servicing the contracts. Realizability is determined without considering investment income.

Goodwill

Goodwill is subject to an assessment of impairment on at least an annual basis. The assessment of impairment involves a two-step process whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount impaired, if any. Impairments are recorded against income in the current period. The Company's annual impairment test in 2003 resulted in a conclusion that no goodwill impairment has occurred. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 10 years and such amortization was included in other income, net. Goodwill is included in other assets on the consolidated balance sheets.

Unpaid Losses and Loss Adjustment Expenses

The estimated liability for unpaid losses and loss adjustment expenses (''LAE'') includes estimates of: (1) the ultimate settlement value of reported claims, (2) incurred but not reported claims, (3) future expenses to be incurred in the settlement of claims and (4) claim recoveries, before reinsurance recoveries, which are reported as an asset. These estimates are determined based on the Company's loss experience as well as consideration of industry experience and current trends and conditions. The estimated liability for unpaid losses and LAE is an estimate and future loss payments could differ significantly from initial estimates. The methods of determining such estimates and the resulting estimated liability are regularly reviewed and updated. Changes in the estimated liability for unpaid losses and LAE are reflected in income in the period in which such changes are required.

Reinsurance

The Company reinsures, in the ordinary course of business, certain risks with other insurance and reinsurance companies (''reinsurers''). These arrangements provide the means for greater diversification of business and serve to limit the net loss potential of unusually severe or frequent losses. The ceding of insurance does not discharge the original insurer from its primary liability to its policyholder; however, the reinsurer that accepts the risk assumes an obligation to the original insurer. The ceding insurer retains a contingent liability with respect to reinsurance ceded to the extent that any reinsuring company might not be willing or able to meet its obligations. Reinsurance recoverable includes the balances due from reinsurers for paid and unpaid losses and LAE that are expected to be recovered from reinsurers. Reserves for uncollectible reinsurance are determined based upon regular reviews of the financial condition of the reinsurers and assessments of other available information. Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the ceded contracts.

For retroactive reinsurance contracts, the excess of losses ceded to reinsurers under the contracts over amounts paid for such reinsurance coverage is deferred and amortized as a reduction to losses and LAE over the expected period of recovery using the interest method.

Funds Held Under Reinsurance Contracts

Premiums withheld from reinsurers pursuant to the related reinsurance contracts are included in funds held under reinsurance contracts on the consolidated balance sheets. Interest generally accrues on these funds withheld in accordance with contract terms and is included as a reduction to investment income on the consolidated statements of operations.

Income Taxes

The Company and its subsidiaries are included in the consolidated income tax returns filed by Fairfax. The consolidated income tax provision is allocated to each of the companies in the consolidated group, pursuant to written agreements, on a separate return basis.

Deferred income taxes are provided for temporary differences between the financial statement and tax bases of assets and liabilities. Such differences relate principally to unpaid losses and LAE, deferred income on retroactive reinsurance, unearned premiums, net operating loss carryforwards, deferred policy acquisition costs and unrealized net appreciation of investments. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to these deferred tax assets will not be realized.

Premiums

Insurance premiums are earned over the terms of the related policies. Unearned premium reserves are established for the unexpired portion of policy premiums. Premiums are accrued for retrospectively rated policies and on policies subject to audit on an estimated basis throughout the contract or policy term. The reserve for uncollectible premiums includes both specific allowances for probable uncollectible amounts and a non-specific reserve determined principally on the basis of past collection experience. As of December 31, 2002 and 2003, the amount of the reserve was $22,095 and $22,359, respectively.

Dividends to Policyholders

Dividends to policyholders are charged to operations as related premiums are earned and represent the Company's best estimate of amounts to be paid on such policies. Policyholder dividends are computed in accordance with the related insurance contract and are subject to declaration by the Company's Board of Directors.

Foreign Currency

Financial statement accounts expressed in foreign currencies are translated into US dollars in accordance with SFAS 52, ''Foreign Currency Translation''. Under SFAS 52 investments in entities accounted for under the equity method are translated into U.S. dollars at the rate of exchange in effect at the date of the transaction and related equity in earnings are translated at the average rate in effect during this period. At each balance sheet date, the carrying amounts are translated into U.S. dollars at the rate in effect at the balance sheet date and any translation gains or losses are recorded in other comprehensive income.

Derivatives

The Company periodically purchases derivative contracts for its investment portfolio consistent with its overall investment strategy. Such derivative contracts are accounted for in accordance with Statement of Financial Accounting Standards (''SFAS'') No. 133, ''Derivatives and Hedging'' (''SFAS 133''), as amended, which requires derivatives to be recorded at fair value on the balance sheet. Changes in fair value are recognized in the statement of operations, unless the derivative is designated, and effective, as a cash flow hedge. As of December 31, 2003, the fair value of the Company's derivative contracts, none of which was designated as a hedge, was $2,729. For the year ended December 31, 2003, the Company recorded in investment income a net loss of $2,709 as a result of changes in the fair value of derivative contracts.

New Accounting Pronouncement

In January 2003, the Financial Accounting Standards Board (''FASB'') issued Interpretation No. 46 (''FIN 46''), ''Consolidation of Variable Interest Entities'', to address when it is appropriate to consolidate financial interests in any variable interest entity (''VIE''), a new term to define a business structure that either does not have equity investors with voting or other similar rights or has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities, FIN 46 imposes a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards from the assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with a majority of the economic risks or rewards associated with a VIE's activities, including those conveyed by derivatives, credit enhancements and other arrangements, is the ''primary beneficiary'' and, therefore, is required to consolidate the VIE.

The consolidation requirements of FIN 46 phased-in beginning in the first quarter of 2003, with immediate application to all new VIEs created after January 31, 2003. In December 2003, the FASB issued a revision to FIN 46 which, among other things, delayed the required implementation for VIEs existing prior to February 1, 2003 and held by public companies to the first interim period ending after March 15, 2004. However, consolidation of certain special purpose entities, as defined in the Statement, was required as of the first reporting period ending after December 15, 2003. The Company does not believe the adoption of FIN 46 will have a material impact on its consolidated financial statements.

3. Accounting Changes

In June 2001, the FASB issued SFAS 141, ''Business Combinations''. SFAS 141 requires that the Company account for all business combinations in the scope of the statement using the purchase method. SFAS 141 was effective for business combinations initiated after June 30, 2001 and for business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The acquisition of the Company by Fairfax in 1998 resulted in the recognition of negative goodwill as a result of net assets acquired in excess of the purchase price of $97,800. Prior to adoption of SFAS 141, the unamortized balance of negative goodwill of $64,809 at December 31, 2001 was included in other liabilities in the consolidated balance sheet. Under SFAS 141, the remaining unamortized negative goodwill of $64,809 at December 31, 2001 was recognized as a cumulative change in accounting principle on the consolidated statement of operations in 2002. Amortization of the negative goodwill of $9,782 is included in other income, net for the year ended December 31, 2001. Upon adoption of SFAS 141, amortization of negative goodwill was no longer required.

In June 2001, the FASB issued SFAS 142, ''Goodwill and Other Intangible Assets'', which addresses accounting and reporting for intangible assets. SFAS 142 eliminated the requirement for systematic amortization and instead imposes impairment testing, at least annually, to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. SFAS 142 was effective for the Company on January 1, 2002. The Company completed its transitional impairment test and its annual impairment tests in 2002 and 2003, resulting in no goodwill impairment.

In June 2002, the FASB issued SFAS 146, ''Accounting for Costs Associated with Exit or Disposal Activities''. SFAS 146 established financial accounting and reporting standards for costs associated with exit or disposal activities and nullified Emerging Issues Task Force Issue No. 94-3, ''Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)''. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized only when the liability is incurred and is measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS 146. SFAS 146 was effective for exit and disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 (''FIN 45''), ''Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others''. FIN 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN 45 were applied on a prospective basis to guarantees issued or modified after December 31, 2002. The initial recognition and initial measurement provisions were applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS 149, ''Amendment on Statement 133 on Derivative Instruments and Hedging Activities''. SFAS 149 amends and clarifies financial accounting and reporting for certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, ''Derivatives and Hedging''. The Statement also codifies and clarifies previous implementation guidance issued by the FASB and the Derivatives Implementation Group, particularly with respect to the meaning of the terms ''initial net investment'' and ''underlying'' as they are used in SFAS 133. The Statement was effective for contracts entered into or modified after June 30, 2003, except for certain issues where previous guidance has determined a different effective date. The adoption of SFAS 149 did not have a material impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS 150, ''Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity''. SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity in the balance sheet. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003 and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's consolidated financial statements.

4. Investments

Investments in available-for-sale fixed income and equity securities as of December 31, 2002 are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:				
Bonds:				
United States government and government agencies and authorities	$1,096,141	$16,219	$9,326	$1,103,034
States, municipalities and political subdivisions	9,398	678	-	10,076
Foreign governments	963	162	-	1,125
Public utilities	315,727	13,096	2,358	326,465
All other corporate	519,322	31,976	20,447	530,851
Total fixed income securities	1,941,551	62,131	32,131	1,971,551
Equity securities:				
Preferred stock:				
Banks, trusts and insurance companies	9,844	-	503	9,341
Common stock:				
Banks, trusts and insurance companies	110,569	1,709	14,732	97,546
Industrial, miscellaneous and all other	63,278	23,318	1,477	85,119
Total common stock	173,847	25,027	16,209	182,665
Total equity securities	183,691	25,027	16,712	192,006
Total available-for-sale securities	$2,125,242	$87,158	$48,843	$2,163,557

Investments in available-for-sale fixed income and equity securities as of December 31, 2003 are summarized as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:				
Bonds:				
United States government and government agencies and authorities	$265,547	$ 677	$3,132	$263,092
States, municipalities and political subdivisions	9,040	483	-	9,523
Public utilities	59,092	10,993	-	70,085
All other corporate	287,021	9,480	2,222	294,279
Total fixed income securities	620,700	21,633	5,354	636,979
Equity securities:				
Common stock:				
Banks, trusts and insurance companies	161,757	17,218	1,076	177,899
Industrial, miscellaneous and all other	111,700	21,730	5	133,425
Total equity securities	273,457	38,948	1,081	311,324
Total available-for-sale securities	$894,157	$60,581	$6,435	$948,303

All securities with unrealized losses as of December 31, 2003 have been in a loss position for less than twelve months.

The amortized cost and fair value of fixed income securities as of December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from maturities shown below due to the existence of call or put features. At December 31, 2003, securities containing call and put features represent 8.9% and 7.7%, respectively, of total fair value of the fixed income portfolio.

	Cost or Amortized Cost	Fair Value
Due in one year or less	$178,463	$178,648
Due after one year through five years	84,015	84,944
Due after five years through ten years	52,668	55,156
Due after ten years	305,554	318,231
Total fixed income securities	$620,700	$636,979

The components of investment income are summarized as follows:

	2001	2002	2003
Interest on fixed income securities	$122,088	$117,048	$65,774
Dividends on equity securities	4,815	5,791	6,971
Interest on cash and cash equivalents	9,930	3,518	11,552
Income on other invested assets	2,192	12,037	11,943
Gross investment income	139,025	138,394	96,240
Investment expenses	(5,276)	(7,232)	(8,178)
Interest on funds held under reinsurance contracts	(14,578)	(17,322)	(18,458)
Investment income	$119,171	$113,840	$69,604

Income on other invested assets includes equity in earnings or losses of equity method investees, derivative gains and losses and other interest income. Interest on funds held under reinsurance contracts is charged at rates between 7.0% and 7.5% per annum, as specified in the related reinsurance contract.

The components of realized investment gains (losses) are summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
Fixed income securities:			
Gains	$ 918	$39,056	$217,293
Losses	(2,004)	(3,099)	(18,626)
Net	(1,086)	35,957	198,667
Equity securities:			
Gains	121	5,829	56,052
Losses	(3,795)	(615)	-
Net	(3,674)	5,214	56,052
Other invested assets:			
Gains	485	344	16,273
Losses	(1,083)	(30)	(123)
Net	(598)	314	16,150
Total realized investment gains (losses):			
Gains	1,524	45,229	289,618
Losses	(6,882)	(3,744)	(18,749)
Net	$(5,358)	$41,485	$270,869

Included in realized investment losses for the year ended December 31, 2001, 2002 and 2003 is $4,701, $275 and $13,846 respectively, related to losses on other than temporary impairments.

Changes in net unrealized gains (losses) on investments, and the related tax effects are summarized as follows:

	Years Ended December 31,		
	2001	**2002**	**2003**
Fixed income securities	$23,206	$172,047	$(13,721)
Equity securities	1,050	(520)	29,552
Other invested assets	(301)	468	1,799
Subtotal	23,955	171,995	17,630
Deferred income tax expense	(8,406)	(60,603)	(6,022)
Net change in unrealized gains (losses) on investments reflected in stockholder's equity	$15,549	$111,392	$ 11,608

Fixed income securities and cash and cash equivalents of $181,540 and $171,812 as of December 31, 2002 and 2003, respectively, were on deposit with various state regulatory authorities as required by insurance laws. In conjunction with the issuance of the Company's $300,000 10.375% senior notes due 2013, Crum & Forster funded an interest escrow account in the amount of $63,115. As of December 31, 2003, the escrow account balance of $46,855 was principally invested in U.S. Treasury notes and is included in other assets on the consolidated balance sheet. As of December 31, 2002, the Company also had fixed income securities of $32,394 held in a trust account for the benefit of a reinsurer. These investments are included in fixed income securities on the consolidated balance sheet.

Investments in affiliates are summarized as follows:

	December 31, 2002		December 31, 2003		Ownership Percentage at December 31, 2003	
	Cost	Carrying Value	Cost	Carrying Value	Crum & Forster	Fairfax Financial
Zenith National Insurance Corp.[1]	$92,451	$77,786	$92,451	$107,650	17.6%	41.4%
Northbridge Financial Corporation[2]	-	-	75,055	82,640	15.2%	71.0%
Odyssey Re Holdings Corp.[2]	-	-	17,824	17,824	1.2%	80.6%
Russel Metals Inc.[1]	5,660	6,457	5,660	13,604	4.6%	20.7%
Advent Capital (Holdings) PLC[1]	9,156	11,500	9,156	9,898	11.4%	46.8%
TRG Holding Corporation[2]	5,025	7,890	5,025	7,999	1.4%	100.0%
HWIC Asia Fund[2]	20,549	28,163	1,210	3,249	1.2%	100.0%
MFXchange Holdings, Inc.[2]	-	-	3,725	3,123	9.3%	100.0%
Hub International Limited common shares[1]	25,647	46,662	-	-	-	26.2%
Hub International Limited debentures[3]	17,500	22,794	-	-	-	-

[1] Investments are included in equity securities on the consolidated balance sheets and carried at fair value.

[2] Investments are included in other invested assets on the consolidated balance sheets and are accounted for using the equity method.

[3] Investment is included in fixed income securities in the 2002 consolidated balance sheet and carried at fair value.

In December 2003, the Company acquired from TIG Insurance Company (''TIG''), a wholly-owned subsidiary of Fairfax Financial, 800,000 shares of Odyssey Re Holdings Corp. (''Odyssey''), a reinsurance company owned 80.6% by the Fairfax group, and publicly traded on the New York Stock Exchange (NYSE:ORH). The purchase was made at $22.28 per share, which approximated the fair market value on the date of purchase. The total cost of the Odyssey shares was $17,824 and the fair value as of December 31, 2003 was $18,040.

In December 2003, the Company redeemed 1,791,078 shares in HWIC Asia Fund (''HWIC'') at $33.50 per share in order to realize an investment gain for statutory accounting purposes. HWIC is an investment fund owned 100% by Fairfax Financial affiliates which invests in a diversified portfolio of listed equity and equity-related securities in Asia. In order to complete the redemption, HWIC liquidated a portion of the fund, selling underlying securities to third parties. Total proceeds from the redemption were $59,999 and the Company realized a gain on the redemption in the amount of $15,717. The Company reinvested $25,000 in HWIC in January 2004.

In May 2003, the Company acquired 7,753,593 shares of the common stock of Northbridge Financial Corporation (''Northbridge''), a newly formed consolidated subsidiary of Fairfax Financial that had filed an initial public offering of its common stock in Canada, in exchange for common stock and debentures of Hub International Limited (''Hub'') held by the Company. The fair value of the Hub investments held by the Company at the date of the transaction, or $83,873, exceeded the Company's acquired interest in the net assets of Northbridge by $8,818, which has been recorded as an adjustment to the Company's additional paid-in capital. The Company's investment in Northbridge is included in other invested assets in the December 31, 2003 balance sheet. The disposal of the Hub investments resulted in a realized gain of $40,725, which has been included in realized investment gains in the consolidated statement of operations for the year ended December 31, 2003. As of December 31, 2003, the fair value of the Northbridge shares was approximately $125,402.

5. Unpaid Losses and Loss Adjustment Expenses

Changes in the Company's liability for unpaid losses and LAE are summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
Gross unpaid losses and LAE, beginning of year ...	$3,306,741	$3,423,793	$3,225,921
Less ceded unpaid losses and LAE	1,570,108	1,876,338	1,756,404
Net unpaid losses and LAE, beginning of year ...	1,736,633	1,547,455	1,469,517
Losses and LAE incurred related to:			
Current year................................	416,108	442,151	534,291
Prior years.................................	183,073	21,307	122,996
Total losses and LAE incurred	599,181	463,458	657,287
Losses and LAE paid related to:			
Current year................................	121,225	93,782	113,347
Prior years[1]	667,134	447,614	160,729
Total losses and LAE paid	788,359	541,396	274,076
Net unpaid losses and LAE, end of year	1,547,455	1,469,517	1,852,728
Add ceded unpaid losses and LAE	1,876,338	1,756,404	1,321,004
Gross unpaid losses and LAE, end of year	$3,423,793	$3,225,921	$3,173,732

[1] Losses and LAE paid in 2003 for prior accident years are reduced by $273,977 received in connection with the commutation of two reinsurance contracts in December 2003.

The Company has exposure to asbestos and environmental pollution claims arising from the sale of general liability, commercial multi-peril and umbrella insurance policies, the predominance of which were written for accident years 1985 and prior. Estimation of ultimate liabilities for these exposures is unusually difficult due to issues such as whether coverage exists, definition of an occurrence, determination of ultimate damages and allocation of such damages to financially responsible parties.

In 2003, the Company's actuarial reserve review indicated a deficiency in asbestos reserves, consistent with an industry-wide deterioration in asbestos liabilities caused by increases in the number of claimants filing asbestos claims and attorneys targeting new and previously peripheral defendants, including some of the Company's insureds. Based on the review, the Company strengthened its asbestos reserves by $149,835, principally in the general liability line for accident years prior to 1998. Substantially all of the reserve strengthening took place in fourth quarter 2003 based on the results of the latest actuarial reserve review completed in December 2003. In addition, commutations of two reinsurance contracts resulted in a $53,968 charge to incurred losses and LAE related to prior years. These reserve increases were partially offset by favorable development of $34,919 for accident year 2002 and $47,592 for accident years 2000 and prior.

During 2002, reserves for asbestos liabilities and certain other liabilities primarily in the commercial automobile liability and workers' compensation lines of business for accident year 1999 were increased based on the latest actuarial estimates, partially offset by favorable emergence in accident years 1992 and prior for workers' compensation, general liability and commercial multiple peril lines of business. During 2001, reserves were strengthened based on the latest actuarial estimates, reflecting adverse emergence primarily in the commercial auto liability, workers' compensation, commercial multi-peril and general liability lines of business.

The Company uses tabular reserving for workers' compensation indemnity reserves and discounts such reserves using a maximum interest rate of 5.0%. The amount of related discount was $102,669 and $94,257 at December 31, 2002 and 2003, respectively.

6. Asbestos and Environmental Unpaid Losses and Loss Adjustment Expenses

Changes in the Company's liability for asbestos and environmental exposures are summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
Asbestos			
Gross unpaid losses and allocated LAE (''ALAE''), beginning of year	$271,226	$298,203	$370,875
Less ceded unpaid losses and ALAE	97,102	70,057	106,073
Net unpaid losses and ALAE, beginning of year	174,124	228,146	264,802
Net losses and ALAE incurred	69,254	67,544	149,835
Net paid losses and ALAE	15,232	30,888	48,229
Net unpaid losses and ALAE, end of year	228,146	264,802	366,408
Add ceded unpaid losses and ALAE	70,057	106,073	128,787
Gross unpaid losses and ALAE, end of year	$298,203	$370,875	$495,195

	Years Ended December 31,		
	2001	2002	2003
Environmental			
Gross unpaid losses and ALAE, beginning of year	$232,554	$217,787	$163,165
Less ceded unpaid losses and ALAE	87,130	93,021	57,373
Net unpaid losses and ALAE, beginning of year	145,424	124,766	105,792
Net losses and ALAE incurred	2,032	(3,025)	1,975
Net paid losses and ALAE	22,690	15,949	8,931
Net unpaid losses and ALAE, end of year	124,766	105,792	98,836
Add ceded unpaid losses and ALAE	93,021	57,373	31,675
Gross unpaid losses and ALAE, end of year	$217,787	$163,165	$130,511

The Company also maintains reserves for other latent exposures, such as those associated with chemicals, sick building syndrome, lead, gas and vapors and pharmaceutical products of $28,331 and $26,701, net of reinsurance, as of December 31, 2002 and 2003, respectively.

7. Reinsurance

The components of the Company's net premiums written and premiums earned are summarized as follows:

| | Years Ended December 31, | | |
	2001	2002	2003
Premiums written:			
Direct	$ 735,643	$ 880,363	$1,085,277
Assumed from other companies, pools, or associations	41,893	18,005	18,934
Ceded to other companies, pools, or associations	(236,063)	(228,895)	(213,388)
Net premiums written	$ 541,473	$ 669,473	$ 890,823
Premiums earned:			
Direct	$ 695,864	$ 804,470	$ 982,485
Assumed from other companies, pools, or associations	38,835	20,573	19,077
Ceded to other companies, pools, or associations	(234,524)	(215,531)	(232,690)
Premiums earned	$ 500,175	$ 609,512	$ 768,872

The components of the Company's total reinsurance recoverable are summarized as follows:

| | At December 31, | |
	2002	2003
Reinsurance recoverable on unpaid losses and LAE	$1,963,887	$1,614,022
Reinsurance receivable on paid losses and LAE	68,500	66,444
Total reinsurance recoverable	$2,032,387	$1,680,466

The Company actively monitors and evaluates the financial condition of its reinsurers and prepares estimates of the uncollectible amounts due from reinsurers. Such estimates are made based on periodic evaluation of balances due from reinsurers, judgments regarding reinsurers' solvency, known disputes, reporting characteristics of the underlying reinsured business, historical experience, current economic conditions and the state of reinsurer relations in general and with the Crum & Forster companies in particular. Management attempts to mitigate collection risk from reinsurers by entering into reinsurance arrangements only with reinsurers that have credit ratings and statutory surplus above certain levels and by obtaining collateral. Reinsurance recoverable on the consolidated balance sheets is stated net of reserves for uncollectible reinsurance of $35,542 and $39,882 at December 31, 2002 and 2003, respectively.

At December 31, 2003, the Company had reinsurance recoverable of $1,680,466, due from approximately 315 reinsurers. At such date, the ten largest reinsurers had amounts due the Company of approximately $1,224,177, or 72.8%, of the reinsurance recoverable balance. After consideration of collateral held by the Company, the unsecured amounts due from these same ten reinsurers was $554,094. The largest unsecured balance as of December 31, 2003 was $135,294 due from TIG, an affiliated company.

In December 2003, the Company commuted its Aggregate Excess of Loss Reinsurance Agreement with Ridge Reinsurance Limited (''Ridge Re''), an unaffiliated reinsurer. The agreement provided the Company with $233,750 of stop loss coverage related to accident years 1992 and prior. The limits provided under the agreement had been fully utilized since 1995. Upon commutation of this agreement, Crum & Forster received from Ridge Re the estimated present value of the ceded liability of approximately $206,975. The excess of the nominal ceded liabilities over the present value received of approximately $26,775 was recorded as a component of incurred losses and LAE on the consolidated statement of operations.

During 2001, the Company entered into adverse development contracts with two reinsurers. One treaty provides $400,000 reinsurance coverage for accident years 2000 and prior. As of December 31, 2001, 2002 and 2003, the Company had ceded cumulative losses of $230,446 ($210,000 in 2001, $10,000 in 2002 and $10,446 in 2003), and paid premiums of $84,786, $3,500 and $3,656, respectively, related to this contract. These premiums are included in funds held under reinsurance contracts on the consolidated balance sheets. The second treaty provides $100,000 of coverage for accident periods prior to August 13, 1998. As of December 31, 2001 and 2002, the Company had ceded no losses under this contract and in 2003, the Company ceded $88,137 under this contract, at a premium cost of $34,136 which is included in funds held under reinsurance contracts. In addition, an existing reinsurance contract was amended in 2001 to provide the Company with an additional $19,248 of adverse development coverage for accident periods prior to August 13, 1998 at a cost of $7,925. Both treaties and the amendment described above are recorded as retroactive reinsurance, with ceded losses in excess of amounts paid for the coverage reflected on the balance sheet as deferred income on retroactive reinsurance. Such deferred income is amortized based on the amount and timing of expected future recoveries using the interest method. In 2001, 2002 and 2003, the Company amortized $1,924, $8,332 and $13,048 of deferred income, respectively, which is included as a reduction to losses and LAE in the consolidated statements of operations.

See note 10 for additional information on reinsurance transactions with related parties.

8. Long Term Debt

On June 5, 2003, concurrent with the merger of entities under common control described in note 1 above, Crum & Forster Funding Corp., an unaffiliated special purpose entity, issued $300,000 aggregate principal amount of senior notes (the ''Notes'') in a private placement, with the sole intent of having obligations under such Notes only until the Company could assume such obligations. On June 30, 2003, the Company assumed Crum & Forster Funding Corp.'s obligations under the Notes. The Notes, which bear interest payable semi-annually at 10.375%, mature on June 15, 2013. The net proceeds from the offering of approximately $290,955 were used to fund an interest escrow account in the amount of approximately $63,115 to make the first four semi-annual interest payments on the Notes and to pay a dividend to Fairfax in the amount of $217,885, with the remainder used to pay related financing costs. The first payment of $16,427 was made out of the escrow account on

December 15, 2003. The Notes contain restrictions on the incurrence of additional indebtedness, dividend payments to Fairfax, asset sales and certain transactions with affiliates. In addition, the Company is required by the terms of the Notes to use its best efforts to register the Notes, or similar instruments with substantially the same terms to be exchanged for the existing Notes, with the Securities and Exchange Commission. Pursuant to the terms of the Notes, since such registration has not yet been completed, the interest rate on the Notes was raised to 10.625% for the period from December 28, 2003 through the earliest of the registration of the Notes or March 26, 2004. For each subsequent 90-day period in which the Notes remain unregistered, the interest rate will increase by 0.25% to a maximum rate of 11.375%.

As of December 31, 2003, deferred financing costs incurred in conjunction with the issuance of the Notes totaled $11,288 and were included in other assets on the consolidated balance sheet. These deferred financing costs are being amortized to interest expense on a straightline basis over the ten-year duration of the Notes.

For the year ended December 31, 2003, interest expense on the Notes was $18,677, including accretion of the discount on the Notes and amortization of related deferred financing costs.

Concurrent with the issuance of the Notes, the Company entered into a non-interest bearing standby credit agreement, subordinate to the Notes, whereby Fairfax Financial agreed, under certain conditions, to lend up to a maximum of $40,000 to Crum & Forster in order to meet certain corporate obligations. Borrowings under this agreement, if any, are due and payable in June 2018. Through December 31, 2003, there have been no borrowings under this agreement.

9. Income Taxes

The components of the Company's income tax expense (benefit) are summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
Current	$ 3,267	$ 6,998	$46,570
Deferred	(66,808)	36,138	24,888
Total income tax expense (benefit)	$(63,541)	$43,136	$71,458

Deferred income taxes reflect the income tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by income tax laws and regulations. Components of deferred income tax assets and liabilities are summarized as follows:

	At December 31,	
	2002	2003
Deferred tax assets:		
Unpaid losses and LAE	$ 56,151	$ 77,883
Deferred income on retroactive reinsurance	46,474	63,184
Unearned premiums	25,486	34,023
Net operating loss carryforwards	80,028	19,972
Employee benefit plans	8,785	10,912
Other	22,601	19,204
Deferred tax assets before valuation allowance	239,525	225,178
Valuation allowance	2,179	2,179
Deferred tax assets after valuation allowance	237,346	222,999
Deferred tax liabilities:		
Deferred policy acquisition costs	18,911	25,076
Unrealized net appreciation of investments	14,616	23,451
Other	6,716	11,093
Deferred tax liabilities	40,243	59,620
Total net deferred tax assets	$197,103	$163,379

At December 31, 2003, the Company has net operating loss carryforwards of approximately $57,077 of which $7,990 expires in 2004. The remainder will expire in the years 2019 through 2021. As of December 31, 2002 and 2003, based on limitations imposed by Section 382 of the Internal Revenue Code related to a previous change in control of Seneca, and future expiration of its net operating loss carryforwards, management believes that it is more likely than not that a portion of the net deferred tax asset related to Seneca's net operating loss carryforward will not be realized and has recorded a valuation allowance of $2,179 as of December 31, 2002 and 2003.

Based on projections of future operations, management expects the deferred income tax asset to be recovered from taxable income in the future periods.

A reconciliation of income taxes at the statutory federal income tax rate to the Company's tax expense (benefit) is presented below:

	Years Ended December 31,					
	2001		**2002**		**2003**	
	Amount	**% of Pre-tax Income**	**Amount**	**% of Pre-tax Income**	**Amount**	**% of Pre-tax Income**
Income taxes computed on pre-tax income (loss)	$(59,517)	(35.0)%	$44,116	35.0%	$72,522	35.0%
Increase (decrease) in income taxes resulting from:						
Dividend received deduction and tax-exempt income	(1,160)	(0.7)	(1,248)	(1.0)	(1,331)	(0.6)
Goodwill	(3,129)	(1.8)	-	-	-	-
Other, net.......................	265	0.1	268	0.2	267	0.1
Total income tax expense (benefit)	$(63,541)	(37.4)%	$43,136	34.2%	$71,458	34.5%

10. Related Party Transactions

The current agreements governing the bank credit facilities of Fairfax Financial contain restrictive covenants which prohibit Fairfax Financial from allowing any of its subsidiaries to borrow money. These agreements are not legally binding on Crum & Forster; however, given the potential negative financial impact on Fairfax Financial of violations of these covenants, it is expected, and should be assumed, that Fairfax Financial, as the majority stockholder, will not permit Crum & Forster to borrow unless a modification or waiver of these covenants can be obtained.

The Company and its subsidiaries have entered into various reinsurance arrangements with affiliates. The approximate amounts by which income, expense, assets and liabilities are increased (decreased) in the accompanying consolidated financial statements, with respect to reinsurance assumed and ceded, are summarized as follows:

	2001	2002	2003
Statements of operations:			
Net premiums written	$ (42,440)	$ (58,670)	$ (46,973)
Premiums earned	(43,009)	(55,169)	(43,675)
Losses and loss adjustment expenses	(33,163)	21,381	(46,528)
Balance sheets:			
Premiums receivable		$ 1,607	$ 2,202
Reinsurance recoverable from affiliates		214,828	164,354
Prepaid reinsurance premiums		10,836	13,284
Unpaid losses and LAE		16,100	13,268
Unearned premiums		1,975	1,125
Accounts payable and other liabilities		5,494	1,123

The Company is the beneficiary of an aggregate stop loss reinsurance agreement covering accident years 2000 through 2002. Accident year 2000 is reinsured by a third party reinsurer that retroceded the liability to nSpire Re Limited, ("nSpire", formerly Orc Re Limited), a wholly-owned subsidiary of Fairfax Financial. For years 2001 and 2002, nSpire is the direct reinsurer. The Company retains an ultimate net loss up to 73% in 2001 and 70% in 2002 of net premiums earned. Accident years 2001 and 2002 are each subject to a per term maximum recovery of $150,000. Pursuant to the agreement, the Company ceded premiums of $31,398 and $32,091 for accident years 2001 and 2002, respectively. During 2003, the Company ceded losses of $55,098 for accident year 2001. As of December 31, 2003, reinsured losses had exhausted the limits on the contract for the 2000 and 2001 accident years under this contract. In December 2003, the Company and nSpire commuted the 2001 accident year liabilities of $94,195. In connection with the commutation, Crum & Forster received the estimated present value of the ceded liability of approximately $67,002 from nSpire. The excess of the nominal ceded liabilities over the present value received of approximately $27,193 was recorded as a component of incurred losses and LAE on the consolidated statement of operations. As of December 31, 2003, $39,514 of the settlement amount was recorded as a receivable in other assets on the consolidated balance sheet and was received by the Company in January 2004. Reinsurance recoverable from nSpire for the 2001 accident year amounted to $39,097 as of December 31, 2002. As of December 31, 2003, no loss cessions have been recorded for accident year 2002 under this contract.

For the years ended December 31, 2001, 2002 and 2003, the Company ceded to nSpire premiums of $2,663, $2,454 and $29,698, respectively, related to nSpire's participation on contracts covering substantially all reinsured lines of business. The Company had reinsurance recoverable of $112 and $6,120 at December 31, 2002 and 2003, respectively.

A former parent of the Company required the transfer of a number of policies and related assets and liabilities among insurance companies controlled by the former parent, effective through assumption and indemnity reinsurance arrangements. The assuming parties were required to seek novation of certain policies. As of December 31, 2002 and 2003, reinsurance recoverable from related parties included $149,992 and $126,141 from TIG, a subsidiary of Fairfax Financial. Subsequently all the recoverable balance arises from policies that have not been novated.

The Company has several reinsurance agreements in the normal course of business with Odyssey and its subsidiaries. Under these agreements, Odyssey participates on contracts covering substantially all reinsured lines of business. For the years ended December 31, 2001, 2002 and 2003, the Company ceded $3,507, $9,847 and $7,434, respectively, in premiums to Odyssey and had reinsurance recoverable of $16,344 and $15,904 at December 31, 2002 and 2003, respectively.

Effective March 1, 1999, the Company entered into a reinsurance agreement with Ranger Insurance Company (''Ranger''), a subsidiary of Fairfax Financial, covering 100% of policies that are classified as excess liability for public entities and that incept, renew, have an anniversary date or come into effect on or after March 1, 1999. This business is produced by an agency affiliate of Ranger. The agreement provides for the Company to receive a ceding commission of 23% of direct written premiums that are subject to the agreement. Effective June 30, 2002, this agreement was terminated on a run-off basis and a new agreement was signed with TIG covering the same business, at substantially the same terms. The new agreement covers policies written on or after July 1, 2002. The Company ceded premiums of $11,931 and $4,878 in 2001 and 2002, respectively, to Ranger, and premiums of $8,266 and $17,679 in 2002 and 2003, respectively, to TIG, under these agreements. As of December 31, 2002 and 2003, the Company had reinsurance recoverable of $5,718 and $7,009, respectively, from Ranger, and $3,576 and $9,153, respectively, from TIG, related to these agreements.

Effective February 1, 2002, the Company entered into an arrangement with TIG whereby the Company issued policies on behalf of TIG totaling $22,923 in gross premiums written. The Company entered into reinsurance agreements under which approximately 30% of the total risk under these policies was ceded to TIG with the remaining 70% ceded to third party reinsurers. This arrangement with TIG was terminated as of June 30, 2002. For the year ended December 31, 2002, the Company ceded $6,265 in premiums under this agreement.

The Company has various facultative policies in the normal course of business in effect with RiverStone Insurance (UK) Ltd., an affiliate of Fairfax. No premiums were ceded to RiverStone Insurance (UK) Ltd. in 2001, 2002 and 2003. At December 31, 2002 and 2003, the Company had reinsurance recoverable of $29 and $27, respectively, on these policies.

The Company and its subsidiaries have entered into agreements with Hamblin Watsa Investment Counsel, Ltd. (''Hamblin Watsa''), a wholly owned subsidiary of Fairfax Financial, for investment management services, and with Fairfax Financial for investment administration services. Pursuant to the agreements, fees, based upon total invested assets under management, totaled $4,432, $6,672 and $7,506 for the years ended December 31, 2001, 2002 and 2003, respectively, and were included as investment expenses in the consolidated statements of operations.

A Master Repurchase Agreement between the Company and Fairfax, effective July 1, 2000, provides for the repurchase of securities transferred to Fairfax Financial in order to provide liquidity. The Company is obligated to repurchase from Fairfax Financial securities transferred at a price equal to the amount initially raised from their sale plus the stated interest rate of each security pursuant to its initial sale. There were no transactions conducted under this arrangement in 2001, 2002 or 2003.

Fairfax Financial purchases insurance coverage on behalf of its affiliates, including comprehensive crime, insurance companies' professional liability, directors' and officers' liability and company reimbursement, employment practices liability and fiduciary liability. The Company's share of the expense incurred for this coverage was $333, $333 and $1,141 for the years ended December 31, 2001, 2002 and 2003, respectively, and was included in losses and LAE and other underwriting expenses in the consolidated statements of operations.

Under an agreement effective September 1, 2001, the Company has agreed to obtain certain information technology services, including production and operations support and systems development, on a non-exclusive basis from Fairfax Information Technology Services, Inc. (''FITS''), a wholly owned subsidiary of Fairfax Financial. Payments for these services for the years ended December 31, 2001, 2002 and 2003 were $5,256, $13,536 and $15,089, respectively. Of such payments, $1,829, $7,262 and $7,346 were charged directly to expense and were included in losses and LAE and other underwriting expenses in the consolidated statements of operations for 2001, 2002 and 2003, respectively. The remaining $3,427, $6,274 and $7,743 related to ongoing systems development costs for 2001, 2002 and 2003, respectively. The Company expenses these costs over a five year period, beginning on the date the development project is placed in service. In 2001, 2002 and 2003, $55, $1,319, and $2,577, respectively, was charged to operations and approximately $8,327, and $13,494 was included in other assets for the years ended December 31, 2002 and 2003, respectively. In addition, FITS entered into an agreement with the Company effective January 1, 2001 pursuant to which FITS is provided certain management and general services by the Company. Under this agreement, $65 and $54 were billed by the Company to FITS for the years ended December 31, 2002 and 2003, respectively. No amounts were billed under this agreement in 2001.

Effective January 1, 2000, the Company entered into an agreement with TIG to obtain certain services relating to issuing policies and handling claims. Expenses incurred for these services were $1,765, $1,200 and $(697) for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in losses and LAE and other underwriting expenses in the consolidated statements of operations.

Under an agreement effective July 1, 2000, the Company appointed RiverStone Claims Management LLC (''RiverStone''), a wholly owned subsidiary of Fairfax Financial, as its claims manager to handle its asbestos, environmental, other latent and construction defects claims. The expense incurred for these services was $2,100 per year for the years ended December 31, 2001, 2002 and 2003. The Company also engages RiverStone on a contingent basis to assist in reinsurance commutation negotiations. Fees for such services were $49, $38 and $338 in 2001, 2002 and 2003, respectively.

The Company receives income from subleases of office space to Fairfax Financial affiliates. Sublease income received from affiliates in 2001, 2002 and 2003 amounted to $204, $349 and $398, respectively.

Under an agreement effective October 1, 2001, the Company provides certain claims services to TIG. Fees billed for these services were $42, $157 and $84 in 2001, 2002 and 2003, respectively.

The Company received loss adjusting services from Cunningham Lindsey U.S., Inc., a wholly owned subsidiary of Fairfax Financial. Expenses incurred for these services were $258, $215 and $132 for the years ended December 31, 2001, 2002 and 2003, respectively, and are included in losses and LAE in the consolidated statements of operations.

Included in accounts payable and other liabilities as of December 31, 2002 and 2003 are amounts payable to Fairfax Financial and affiliates of $7,603 and $12,216.

Management believes that the revenues and expenses related to the transactions with affiliated entities would not be materially different if such transactions were with unaffiliated entities.

11. Employee Benefits

The Company sponsors a qualified defined contribution plan pursuant to sections 401(k) and 401(a) of the Internal Revenue Code, for which all employees are eligible after completing one year of service. The Company makes an annual contribution equal to 3% of base salary and a matching contribution equal to one-half of each employee's contribution up to the first 6% of base salary. Certain employees also have the opportunity to participate in a non-qualified plan that permits contributions which would otherwise be limited by IRS regulations. Total defined contribution plan expense was $3,456, $2,750 and $3,548 for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company provides postretirement medical care and life insurance benefits to certain retired employees. Medical benefits are provided to employees who were at least age 50 on January 1, 1994, and upon retirement are at least age 55 and have at least 15 years of service. Employees hired before August 1, 1990 are eligible for retiree life insurance coverage based on defined age, service and salary criteria.

A reconciliation of the changes in the postretirement plans benefit obligations, fair value of assets and accrued benefit cost and a statement of the funded status is presented below:

	2002	2003
Changes in benefit obligation:		
Benefit obligation at beginning of year	$ 16,189	$ 16,114
Service cost	4	2
Interest cost	1,100	989
Plan participants' contributions	1,214	1,266
Actuarial (gain) loss	1,907	(722)
Benefits paid	(4,300)	(2,897)
Benefit obligation at end of year	$ 16,114	$ 14,752
Change in fair value of assets:		
Fair value of assets at beginning of year	$ -	$ -
Employer contributions	3,086	1,631
Plan participants' contribution	1,214	1,266
Benefits paid	(4,300)	(2,897)
Fair value of assets at end of year	$ -	$ -
Accrued benefit cost:		
Funded status	$ (16,114)	$ (14,752)
Unrecognized net actuarial gain	(1,952)	(2,610)
Unrecognized transition obligation	7,537	6,720
Accrued benefit cost	$ (10,529)	$ (10,642)

The components of net periodic benefit cost are summarized as follows:

	2001	2002	2003
Service cost	$ 12	$ 4	$ 2
Interest cost	1,447	1,100	989
Amortization of transition obligation	817	817	817
Recognized net actuarial loss (gain)	8	(204)	(64)
Net periodic benefit cost	$2,284	$1,717	$1,744

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% and 6.0% at December 31, 2002 and 2003, respectively. For purposes of measuring the accumulated postretirement benefit obligation at December 31, 2003, the health care cost trend rates are assumed to decline gradually from 8.5% for participants under age 65 and 10.5% for participants over age 65 in 2004 to 5.25% for all participants in the year 2010 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2003 by $1,409, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2003 by $85. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2003 by $1,035, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2003 by $54. The Company's expected contribution to the plan in 2004 is $1,534.

Certain employees of the Company have been granted shares of restricted common stock of Fairfax Financial under the Fairfax Restricted Share Plan. The restricted stock vests over periods ranging from five to ten years. The Company reimburses Fairfax Financial for the cost of the shares as granted at their aggregate fair value and amortizes such cost over the vesting periods. Amortization of $1,167, $1,181 and $1,174 for the years ended December 31, 2001, 2002 and 2003, respectively, is included in the consolidated statements of operations.

12. Commitments and Contingencies

The Company and its subsidiaries lease office space and furniture and equipment under long-term leases expiring through the year 2022. Minimum annual rentals are summarized as follows:

2004	$12,992
2005	11,390
2006	9,662
2007	5,551
2008	4,960
2009 and thereafter	46,883
Total	$91,438

The amounts above are reduced by space subleased to other companies providing for an aggregate minimum rental recovery of $3,081.

Rental expense, before sublease income, under these operating leases was $15,664, $13,697 and $18,558 in 2001, 2002 and 2003, respectively. Rental expense for 2003 includes a $4,312 charge for future rent payments on facilities which are currently vacant. The Company recognized $2,055, $1,827 and $2,064, in 2001, 2002 and 2003, respectively, from subleases.

Effective December 31, 2002, the Company entered into a new 20-year operating lease for its home office facility at 305 Madison Avenue, Morristown, New Jersey. This lease has total minimum lease payments remaining of $56,156, which are included in the amounts above. In conjunction with the termination of the existing lease, the Company recognized income of $18,409 relating to a fair value rent adjustment recorded at the date the Company was acquired by Fairfax.

Effective October 12, 2000, the Company entered into an information technology services agreement with American International Technology Enterprises, Inc. The agreement has an initial term of five years and a renewal provision which extends the initial term by additional periods of one year each. Under the agreement, the Company pays baseline charges for mainframe usage and production system support with adjustments based on actual activity. Charges under the agreement totaled $20,916, $12,653 and $7,426 in 2001, 2002 and 2003, respectively. As of December 31, 2003, future estimated minimum payments required under the agreement are $4,284 and $3,570 in 2004 and 2005. Upon 180 days prior written notice and payment of early termination fees, the Company may terminate this agreement at any time. The mainframe usage and production system support early termination fees, which decrease over the initial term of the agreement, are $685 and $1,977, respectively.

The Company has purchased structured settlement annuities from various insurance companies in order to settle certain claim liabilities. Should these other companies become unable to make the annuity payments, the Company would be liable. The value of these annuities included in reinsurance recoverable in the consolidated balance sheets at December 31, 2002 and 2003 was approximately $156,462 and $151,873, respectively.

The Company's subsidiaries are involved in various lawsuits and arbitration proceedings arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's consolidated financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

13. Dividend Restrictions, Statutory Information and Capitalization

The Company's operating subsidiaries are subject to state regulatory restrictions which limit the maximum amount of dividends they can pay to the Company. These regulations vary by state. The restrictions are generally based on the net income, investment income, and policyholders' surplus of each insurance company, and further provide that the payment of dividends must be from the earned policyholders' surplus of the insurance company. Any payment of dividends above the regulatory limits is subject to the prior approval of the Insurance Commissioner in the state of domicile. The Company's insurance subsidiaries are domiciled in the states of Delaware, New Jersey, New York, Ohio and Arizona. In December 2003, US Fire and CF Indemnity changed their domiciliary state from New York to Delaware.

The combined statutory basis net income (loss) and policyholders' surplus of Crum & Forster's insurance subsidiaries are presented below:

| | Years Ended December 31, | | |
	2001	2002	2003
Net income (loss)	$ (63,725)	$ 66,227	$ 223,385
Policyholders' surplus	708,388	856,393	1,107,435

The principal differences between statutory policyholders' surplus and shareholder's equity, determined in accordance with accounting principles generally accepted in the United States of

America, are deferred federal income taxes, deferred policy acquisition costs, unrealized gains (losses) on fixed income securities and deferred gains on retroactive reinsurance.

Accounting principles generally accepted in the United States of America differ in certain respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities for the Company's insurance subsidiaries. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future.

US Fire owns in excess of 10% of the outstanding shares of Zenith National Insurance Corp. ("Zenith"), which requires it to be valued as an affiliate under the Codification of Statutory Accounting Principles adopted by the National Association of Insurance Commissioners in 1998. US Fire's state of domicile has granted a permitted accounting practice to treat Zenith as a non-affiliated investment based on the absence of control by US Fire. As of December 31, 2002 and 2003, this permitted valuation increased statutory surplus by $11,597 and $16,050, respectively, over what it would have been had prescribed accounting practice been followed.

14. Segment Reporting

The Company operates in the commercial property and casualty insurance business. Premiums earned for the Company's lines of business are summarized as follows:

	Years Ended December 31,		
	2001	2002	2003
Workers' compensation	$136,309	$169,402	$210,951
Property	55,622	146,216	209,042
General liability	93,894	128,370	165,199
Commercial automobile	98,223	106,269	132,317
Commercial multi-peril	104,401	45,898	33,015
Surety	11,726	13,357	18,348
Total	$500,175	$609,512	$768,872

The losses and LAE and loss and LAE ratios of the Company's lines of business are summarized as follows:

	2001		2002		2003	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Workers' compensation	$143,772	105.5%	$192,687	113.7%	$171,009	81.1%
Property	18,005	32.4%	56,244	38.5%	125,909	60.2%
General liability	188,528	200.8%	87,488	68.2%	241,928	146.4%
Commercial automobile	126,692	129.0%	116,405	109.5%	89,094	67.3%
Commercial multi-peril	116,746	111.8%	2,247	4.9%	25,064	75.9%
Surety	5,438	46.4%	8,387	62.8%	4,283	23.3%
Total	$599,181	119.8%	$463,458	76.0%	$657,287	85.5%

The Company does not allocate investment results or certain corporate expenses for purposes of evaluating financial performance of each line of business.

Prospectus



Crum&Forster

Crum & Forster Holdings Corp.

Offer to exchange all outstanding 10⅜% Senior Notes due 2013 issued June 5, 2003 for up to $300,000,000 Aggregate Principal Amount of Registered 10⅜% Senior Notes due 2013

, 2004

Through and including , all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Indemnification under the Crum & Forster By-Laws

The Crum & Forster by-laws provide that Crum & Forster shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Crum & Forster) by reason of the fact that he is or was a director, officer, employee or agent of or is or was serving at the request of Crum & Forster as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Crum & Forster, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Crum & Forster, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Crum & Forster shall also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Crum & Forster to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of Crum & Forster, or is or was serving at the request of Crum & Forster as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Crum & Forster and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Crum & Forster unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of Crum & Forster has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by Crum & Forster in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Crum & Forster. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors of Crum & Forster deems appropriate. The indemnification and advancement of expenses provided by, or granted pursuant to Crum & Forster's by-laws shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Indemnification under private agreements with each of Crum & Forster's directors and officers

Private agreements between Crum & Forster and each of its officers and directors provide that Crum & Forster shall indemnify each director and officer to the fullest extent permitted by law if such director or officer was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that such director or officer in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other by reason of (or arising in part out of) any event or occurrence related to the fact that such director or officer is or was a director, officer, employee, agent or fiduciary of Crum & Forster, or any subsidiary of Crum & Forster, or is or was serving at the request of Crum & Forster as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of such director or officer while serving in such capacity against any and all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any such action, suit proceedings, alternative dispute resolution mechanism, hearing, inquiry or investigation), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by Crum & Forster, which approval shall not be unreasonably withheld) of such claim and any federal, state, local or foreign taxes imposed on such director or officer as a result of the actual or deemed receipt of any payments under the relevant agreement, including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses. Such payment of expenses shall be made by Crum & Forster as soon as practicable but in any event no later than five days after written demand by Indemnitee therefor is presented to Crum & Forster.

To the extent that a director or officer has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit, proceeding, inquiry or investigation referred to above or in the defense of any claim, issue or matter therein, such director or officer shall be indemnified against all expenses incurred by such director or officer in connection therewith.

Indemnification under The Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court will deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person will be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The Delaware General Corporation Law also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision will not eliminate or limit the liability of a director

    (i)   for any breach of the director's duty of loyalty to the corporation or its stockholders,

    (ii)   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

    (iii)   for unlawful payments of dividends or unlawful stock purchases or redemptions, or

    (iv)   for any transaction from which the director derived an improper personal benefit. These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Each of the registrants has policies in force and effect that insure its directors and officers against losses which they or any of them will become legally obligated to pay by reason of any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by such directors and officers in the discharge of their duties, individually or collectively, or as a result of any matter claimed against them solely by reason of their being directors or officers. Such coverage is limited by the specific terms and provisions of the insurance policies.

Pursuant to the registration rights agreement, filed as an exhibit to this registration statement, each holder of notes has agreed to indemnify directors and officers of the registrants and persons controlling the registrants, within the meaning of the Securities Act of 1933, against certain liabilities that might arise out of or are based upon certain information furnished to the registrants by any such holder in the prospectus.

Item 21.   Exhibits and Financial Statement Schedules

(a)   Exhibits.

Exhibit Number	Description of Exhibit	Sequentially Numbered Pages
1.1*	Purchase Agreement among the Registrant, Crum & Forster Holding Inc., Crum & Forster Funding Corp. and J.P. Morgan Securities Inc. for itself and on behalf of several initial purchasers effective as of May 29, 2003.	
3.1*	Certificate of Incorporation of the Registrant.	
3.2*	Amended and Restated By-Laws of the Registrant.	
4.1*	Indenture between Crum & Forster Funding Corp. and the Bank of New York effective as of June 5, 2003.	
4.2*	First Supplemental Indenture among the Registrant, Crum & Forster Funding Corp. and The Bank of New York effective as of June 30, 2003.	
4.3*	Registration Rights Agreement between the Registrant and J.P. Morgan Securities Inc. for itself and on behalf of several initial purchasers effective as of June 5, 2003.	
4.4*	Interest Escrow Agreement effective as of June 30, 2003 between the Registrant and The Bank of New York.	
4.5	Initial Escrow Agreement effective as of June 5, 2003 among Crum & Forster Funding Corp., Crum & Forster Holdings Corp. and The Bank of New York.	
5.1*	Opinion of Shearman & Sterling LLP as to the legality of the Securities offered.	
8.1	Opinion of Shearman & Sterling LLP as to U.S. federal income tax considerations.	
10.1	Investment Agreement among Hamblin Watsa, Fairfax and North River effective as of January 8, 2004.	
10.2	Investment Agreement among Hamblin Watsa, Fairfax and CF Insurance effective as of January 8, 2004.	
10.3*	Investment Administration Agreement between Fairfax and CF Underwriters effective as of August 13, 1998.	
10.4	Master Repurchase Agreement between North River and Fairfax effective as of January 8, 2004.	
10.5	Master Repurchase Agreement between CF Insurance and Fairfax effective as of January 8, 2004.	
10.6*	Investment Management Agreement between Hamblin Watsa and CF Underwriters effective as of August 13, 1998.	
10.7*	Investment Agreement among Hamblin Watsa, Fairfax and US Fire effective as of October 1, 2002.	
10.8*	Investment Agreement among Hamblin Watsa, Fairfax and Seneca effective as of January 1, 2002.	
10.9*	Investment Agreement among Hamblin Watsa, Fairfax and CF Indemnity effective as of January 1, 2002.	

Exhibit Number	Description of Exhibit	Sequentially Numbered Pages
10.10*	Investment Agreement among Hamblin Watsa, Fairfax and CF Specialty effective as of January 1, 2002.	
10.11	Intentionally left blank.	
10.12*	Tax Allocation Agreement between Fairfax Inc. and the Registrant effective as of June 5, 2003.	
10.13*	Intercompany Tax Allocation Agreement between Fairfax Inc. and US Fire and CF Indemnity and Seneca effective as of December 15, 2000.	
10.14*	Tax Allocation Agreement among the Registrant, Fairfax Inc., Odyssey Re Holdings Corp., RiverStone Group, LLC and TIG Holdings, Inc. effective as of January 1, 2000.	
10.15*	Master Repurchase Agreement between CF Indemnity and Fairfax effective as of July 1, 2000.	
10.16*	Master Repurchase Agreement between US Fire and Fairfax effective as of July 1, 2000.	
10.17*	Master Repurchase Agreement between CF Underwriters and Fairfax effective as of July 1, 2000.	
10.18*	Administrative Services Agreement between US Fire and Fairfax Information Technology Services, Inc. effective as of January 1, 2001.	
10.19*	Services Agreement between TIG Insurance Company and US Fire effective as of January 1, 2000.	
10.20*	Services Agreement between TIG Insurance Company and CF Indemnity effective as of January 1, 2000.	
10.21*	Claims Service and Management Agreement between US Fire and RiverStone Claims Management LLC effective as of July 1, 2000.	
10.22*	Claims Service and Management Agreement between US Fire and International Insurance Company effective as of October 1, 2001.	
10.23*	Put Agreement among US Fire, ORC Re Limited and Fairfax effective as of June 28, 2002.	
10.24*	Standby Credit Facility Note between the Registrant and Fairfax effective as of June 30, 2003.	
10.25*	Exchange Agreement among Fairfax Inc. and the Registrant effective as of June 5, 2003.	
10.26*	Supplemental Individual Retirement Plan of US Fire effective as of August 13, 1998.	
10.27*	Employment Agreement of Mary Jane Robertson effective as of January 1, 2003.	
10.28*	Employment Agreement of Nikolas Antonopoulos effective as of January 1, 2003.	
10.29*	Employment Agreement of Bruce Esselborn effective as of October 1, 1999.	
10.30*	Aggregate Stop Loss Reinsurance Treaty between the Registrant and ORC Re limited effective as of January 1, 2001.	
12.1	Computation of Earnings to Fixed Charges Ratio	
21.1	List of the Registrant's Subsidiaries.	

Exhibit Number	Description of Exhibit	Sequentially Numbered Pages
23.1	Consent of Shearman & Sterling LLP (included in its opinions in Exhibit 5.1 and Exhibit 8.1).	
23.2	Consent of PricewaterhouseCoopers LLP.	
24.1*	Powers of Attorney.	
25.1*	Statement of Eligibility of Trustee.	
99.1	Schedule I—Summary of Investments—Other Than Investments in Related Parties.	
99.2	Schedule II—Condensed Financial Information of Crum & Forster Holdings Corp.	
99.3	Schedule III—Supplementary Insurance Information.	
99.4	Schedule IV—Reinsurance.	
99.5	Schedule V—Valuation and Qualifying Accounts.	
99.6	Schedule VI—Supplementary Insurance Information.	
99.7	Report of PricewaterhouseCoopers LLP regarding Schedules I through VI herein.	
99.8*	Form of Transmittal Letter.	
99.9*	Form of Notice of Guaranteed Delivery.	

* Previously filed.

Item 22. Undertakings

a. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the ''Calculation of Registration Fee'' table in this effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement

relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

c. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to such request.

d. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused Amendment No. 3 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto in the Province of Ontario, Canada, on February 24, 2004.

CRUM & FORSTER HOLDINGS CORP.

By: /s/   V. PREM WATSA

Name: V. Prem Watsa
Title: Chairman and Chief Executive Officer

Signatures

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* V. Prem Watsa	Chairman and Principal Executive Officer	February 24, 2004
/s/ MARY JANE ROBERTSON Mary Jane Robertson	Principal Financial and Accounting Officer	February 24, 2004
* Frank B. Bennett	Director	February 24, 2004
* Anthony F. Griffiths	Director	February 24, 2004
 Robbert Hartog	Director	

*By: /s/   MARY JANE ROBERTSON
           Attorney-in-fact

INDEX OF EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description of Exhibit	Sequentially Numbered Pages
1.1*	Purchase Agreement among the Registrant, Crum & Forster Holding Inc., Crum & Forster Funding Corp. and J.P. Morgan Securities Inc. for itself and on behalf of several initial purchasers effective as of May 29, 2003.	
3.1*	Certificate of Incorporation of the Registrant.	
3.2*	Amended and Restated By-Laws of the Registrant.	
4.1*	Indenture between Crum & Forster Funding Corp. and the Bank of New York effective as of June 5, 2003.	
4.2*	First Supplemental Indenture among the Registrant, Crum & Forster Funding Corp. and The Bank of New York effective as of June 30, 2003.	
4.3*	Registration Rights Agreement between the Registrant and J.P. Morgan Securities Inc. for itself and on behalf of several initial purchasers effective as of June 5, 2003.	
4.4*	Interest Escrow Agreement effective as of June 30, 2003 between the Registrant and The Bank of New York.	
4.5	Initial Escrow Agreement effective as of June 5, 2003 among Crum & Forster Funding Corp., Crum & Forster Holdings Corp. and The Bank of New York.	
5.1*	Opinion of Shearman & Sterling LLP as to the legality of the Securities offered.	
8.1	Opinion of Shearman & Sterling LLP as to U.S. federal income tax considerations.	
10.1	Investment Agreement between Fairfax and North River effective as of August 13, 1998.	
10.2	Investment Agreement among Hamblin Watsa, Fairfax and CF Insurance effective as of January 8, 2004.	
10.3*	Investment Administration Agreement among Hamblin Watsa, Fairfax and CF Underwriters effective as of January 8, 2004.	
10.4	Master Repurchase Agreement between North River and Fairfax effective as of January 8, 2004.	
10.5	Master Repurchase Agreement between CF Insurance and Fairfax effective as of January 8, 2004.	
10.6*	Investment Management Agreement between Hamblin Watsa and CF Underwriters effective as of August 13, 1998.	
10.7*	Investment Agreement among Hamblin Watsa, Fairfax and US Fire effective as of October 1, 2002.	
10.8*	Investment Agreement among Hamblin Watsa, Fairfax and Seneca effective as of January 1, 2002.	
10.9*	Investment Agreement among Hamblin Watsa, Fairfax and CF Indemnity effective as of January 1, 2002.	
10.10*	Investment Agreement among Hamblin Watsa, Fairfax and CF Specialty effective as of January 1, 2002.	
10.11*	Intentionally left blank.	

Exhibit Number	Description of Exhibit	Sequentially Numbered Pages
10.12*	Tax Allocation Agreement between Fairfax Inc. and the Registrant effective as of June 5, 2003.	
10.13*	Intercompany Tax Allocation Agreement between Fairfax Inc. and US Fire and CF Indemnity and Seneca effective as of December 15, 2000.	
10.14*	Tax Allocation Agreement among the Registrant, Fairfax Inc., Odyssey Re Holdings Corp., RiverStone Group, LLC and TIG Holdings, Inc. effective as of January 1, 2000.	
10.15*	Master Repurchase Agreement between CF Indemnity and Fairfax effective as of July 1, 2000.	
10.16*	Master Repurchase Agreement between US Fire and Fairfax effective as of July 1, 2000.	
10.17*	Master Repurchase Agreement between CF Underwriters and Fairfax effective as of July 1, 2000.	
10.18*	Administrative Services Agreement between US Fire and Fairfax Information Technology Services, Inc. effective as of January 1, 2001.	
10.19*	Services Agreement between TIG Insurance Company and US Fire effective as of January 1, 2000.	
10.20*	Services Agreement between TIG Insurance Company and CF Indemnity effective as of January 1, 2000.	
10.21*	Claims Service and Management Agreement between US Fire and RiverStone Claims Management LLC effective as of July 1, 2000.	
10.22*	Claims Service and Management Agreement between US Fire and International Insurance Company effective as of October 1, 2001.	
10.23*	Put Agreement among US Fire, ORC Re Limited and Fairfax effective as of June 28, 2002.	
10.24*	Standby Credit Facility Note between the Registrant and Fairfax effective as of June 30, 2003	
10.25*	Exchange Agreement among Fairfax Inc. and the Registrant effective as of June 5, 2003.	
10.26*	Supplemental Individual Retirement Plan of US Fire effective as of August 13, 1998.	
10.27*	Employment Agreement of Mary Jane Robertson effective as of January 1, 2003.	
10.28*	Employment Agreement of Nikolas Antonopoulos effective as of January 1, 2003.	
10.29*	Employment Agreement of Bruce Esselborn effective as of October 1, 1999.	
10.30*	Aggregate Stop Loss Reinsurance Treaty between the Registrant and ORC Re limited effective as of January 1, 2001.	
12.1	Computation of Earnings to Fixed Charges Ratio.	
21.1	List of the Registrant's Subsidiaries.	
23.1	Consent of Shearman & Sterling LLP (included in its opinions in Exhibit 5.1 and Exhibit 8.1).	
23.2	Consent of PricewaterhouseCoopers LLP.	
24.1*	Powers of Attorney.	

Exhibit Number	Description of Exhibit	Sequentially Numbered Pages
25.1*	Statement of Eligibility of Trustee.	
99.1	Schedule I—Summary of Investments—Other Than Investments in Related Parties.	
99.2	Schedule II—Condensed Financial Information of Crum & Forster Holdings Corp.	
99.3	Schedule III—Supplementary Insurance Information.	
99.4	Schedule IV—Reinsurance.	
99.5	Schedule V—Valuation and Qualifying Accounts.	
99.6	Schedule VI—Supplementary Insurance Information.	
99.7	Report of PricewaterhouseCoopers LLP regarding Schedules I through VI herein.	
99.8*	Form of Transmittal Letter.	
99.9*	Form of Notice of Guaranteed Delivery.	

* Previously filed.